082-03636

07028236

SUPPL

Türkiye Garanti Bankası Anonim Şirketi

And Its Financial Affiliates

Consolidated Financial Statements

As of and For the Nine-Month Period Ended

30 September 2007

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish)

With Independent Auditors' Review Report

PROCESSED
NOV 30 2007
THOMSON
FINANCIAL

Akis Bağımsız Denetim ve Serbest
Muhasebeci Mali Müşavirlik AŞ

9 November 2007

This report contains "Independent Auditors' Review Report" comprising 1 page and; "Consolidated Financial Statements and Related Disclosures and Footnotes" comprising 79 pages.

Convenience Translation of the Independent Auditors' Review Report
Originally Prepared and Issued in Turkish (See Note 3.1.1)

To the Board of Directors of Türkiye Garanti Bankası AŞ

We have reviewed the consolidated balance sheet of Türkiye Garanti Bankası AŞ ("the Bank") and its financial affiliates as of 30 September 2007 and the related consolidated income statement, statement of cash flows and statement of changes in shareholders' equity for the interim period then ended. These financial statements are the responsibility of the Bank's management. Our responsibility, as independent auditors is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the accounting and reporting system and the regulations on the accounting and independent audit principles as per the (Turkish) Banking Law No. 5411. These regulations require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the personnel of the Bank and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements are not presented fairly, in all material respects, the financial position of Türkiye Garanti Bankası AŞ and its financial affiliates as of 30 September 2007 and the result of its operations and cash flows for the nine-month period then ended in accordance with the accounting principles and standards that are based on the current regulations described in Articles 37 and 38 of the (Turkish) Banking Law No. 5411 and other communiques, disclosures and directives issued by the Banking Regulatory and Supervisory Agency.

İstanbul,
9 November 2007

Akis Bağımsız Denetim ve Serbest
Muhasebeci Mali Müşavirlik
Anonim Şirketi

Murat Alsan
Partner

Certified Public Accountant

Additional paragraph for convenience translation to English:

As explained in Note 3.1.1, the accompanying consolidated financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles and practices generally accepted in countries and jurisdictions other than Turkey.

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates

Consolidated Interim Financial Report
as of and for the Nine-Month Period Ended 30 September 2007

Levent Nispetiye Mah.Aytar Cad.
No:2 Beşiktaş 34340 Istanbul
Telephone: 212 318 18 18
Fax: 212 216 64 22
www.garanti.com.tr
www.garantibank.com.tr
investorrelations@garanti.com.tr

The consolidated interim financial report for the nine-month period ended, prepared in accordance with the communique of Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks as regulated by Banking Regulation and Supervision Agency, is comprised of the following sections:

1. General Information about the Parent Bank
2. Consolidated Financial Statements of the Parent Bank
3. Accounting Policies
4. Consolidated Financial Position and Results of Operations
5. Disclosures and Footnotes on Consolidated Financial Statements
6. Independent Auditors' Review Report

The consolidated subsidiaries and associates in the scope of this consolidated interim financial report are the followings:

Subsidiaries	Associates
1.Garanti Bank International NV	1. Eureko Sigorta AŞ
2.Garanti Finansal Kiralama AŞ	
3.Garanti Bank Moscow	
4.Garanti Faktoring Hizmetleri AŞ	
5.Garanti Emeklilik ve Hayat AŞ	
6.Garanti Yatırım Menkul Kıymetler AŞ	
7.Garanti Portföy Yönetimi AŞ	
8.Garanti Financial Services Plc	
9.Garanti Fund Management Co Ltd	

The consolidated financial statements and related disclosures and footnotes that were subject to independent review, are prepared in accordance with the Regulation on Accounting Applications for Banks and Safeguarding of Documents, Turkish Accounting Standards, Turkish Financial Reporting Standards and the related statements and guidances and in compliance with the financial records of our Bank. Unless stated otherwise, the accompanying consolidated financial statements are presented in thousands of New Turkish Lira (YTL).

Ferit F. Şahenk	**M. Cüneyt Sezgin**	**Des O'Shea**	**S. Ergun Özen**	**Aydın Şenel**	**Aylin Aktürk**
Board of Directors Chairman	Audit Board Member	Audit Board Member	General Manager	Executive Vice President Responsible of Financial Reporting	Coordinator

The authorized contact person for questions on this financial report:

Name-Surname/Title: Handan SAYGIN/Senior Vice President of Investor Relations
Phone no: 90 212 318 23 50
Fax no: 90 212 216 59 02

(Thousands of New Turkish Lira (YTL))

1 General Information

1.1 History of parent bank including its incorporation date, initial legal status, amendments to legal status

Türkiye Garanti Bankası Anonim Şirketi (the Bank) was established by the decree of Council of Ministers numbered 3/4010 dated 11 April 1946 and its "Articles of Association" was issued in the Official Gazette dated 25 April 1946. The Bank provides banking services through 541 domestic branches, five foreign branches and four representative offices abroad. The Bank's head office is located in Istanbul.

1.2 Parent bank's shareholder structure, management and internal audit, direct and indirect shareholders, change in shareholder structure during the year and information on its risk group

As of 30 September 2007, Group of Companies under Doğuş Holding AŞ that currently owns 25.87% shares of the Bank, is called as the Doğuş Group (the Group). On 22 December 2005, Doğuş Holding AŞ has completed the sale of 53,550,000,000 shares composing 25.5% of the Bank's issued share capital to "GE Araştırma ve Müşavirlik Limited Şti." of General Electric (GE) group, as explained in Note 1.4. Accordingly, GE acquired a joint control on the Bank's management.

Doğuş Group

The Group was established in 1951 as a construction and contracting firm. Today, in addition to the construction sector, the Group operates in a variety of businesses consisting of financial services, automotive, media, tourism and service sectors with more than 18.300 employees. The Group operates partnerships and has distribution, management and franchise agreements with internationally recognized brand names, such as Volkswagen, Audi, Bentley, Porsche, Seat, Scania, ITT Sheraton, Hyatt Regency, Jeeves, Armani, Gucci and CNBC. In the construction sector, the Group has an important role in certain ongoing projects such as Araklı-İyidere and Sinop-Boyabat motorways, Kadıköy-Kartal and Otogar-Bağcılar subways, Yusufeli and Artvin dams, Ukraine Dnyeper bridge. The Group has tourism investments such as Sheraton Voyager, Club Aldiana and Paradise Side Apart Otel and five marinas which are adjudicated by "build, operate and transfer model" such as Dalaman, Didim, Turgutreis, Bodrum and Antalya.

The investments of the Group in the financial sector are; Türkiye Garanti Bankası AŞ, Garanti Bank International NV, Garanti Bank Moscow, Garanti Finansal Kiralama AŞ, Garanti Yatırım Menkul Kıymetler AŞ, Garanti Portföy Yönetimi AŞ, Garanti Emeklilik ve Hayat AŞ, Garanti Faktoring Hizmetleri AŞ, Garanti Ödeme Sistemleri AŞ, Eureko Sigorta AŞ, Doğuş GE Gayrimenkul Yatırım Ortaklığı AŞ and Volkswagen Doğuş Tüketici Finansmanı AŞ.

General Electric Group

GE is a company providing variety of technology, media and financial services including aircraft engine and energy production, water and security technologies, medical systems, corporate-retail financing services and media services. GE operates in more than 100 countries through its six major business lines providing services through their own business units with more than 300 thousand employees. These six business lines are; GE Consumer Finance, GE Commercial Finance, GE Healthcare, GE Industrial, GE Infrastructure and NBC Universal.

GE Consumer Finance, one of its six major business lines extend loans to consumers, retailers and car vendors in 41 countries. GE Consumer Finance provides variety of financial products such as store credit cards, consumer loans, bank cards, automobile loans and leasing, mortgage, corporate traveling and spending cards, debt consolidation, housing loans against mortgage and credit insurance.

(Thousands of New Turkish Lira (YTL))

1.3 Information on parent bank's board of directors chairman and members, audit committee members, chief executive officer, executive vice presidents and their shareholdings in the bank

Board of Directors Chairman and Members:

Name and Surname	Responsibility	Appointment Date	Education	Experience in Banking and Business Administration
Ferit Faik Şahenk	Chairman	18.04.2001	University	17 years
Süleyman Sözen	Vice Chairman	08.07.2003	University	25 years
Muammer Cüneyt Sezgin	Member of BOD and Audit Committee	30.06.2004	PhD	22 years
Dr. Ahmet Kamil Esirtgen	Member	19.03.1992	PhD	33 years
Charles Edward Alexander	Member	22.12.2005	University	27 years
Des O'Shea	Member of BOD and Audit Committee	02.11.2006	Master	30 years
Oliver B.R.V. Piani	Member	21.02.2007	Master	26 years
Dmitri Lysander Stockton	Member	22.12.2005	University	16 years
Sait Ergun Özen	Member and CEO	14.05.2003	University	20 years

The membership positions of Des O'Shea and Olivier B.R.V. Piani who have been assigned as of 2 November 2006 and 21 February 2007, respectively for the vacant positions of Daniel Noel O'Connor and Richard Alan Laxer to complete their duties, were approved by the Annual General Assembly held on 17 April 2007.

CEO and Executive Vice Presidents:

Name and Surname	Responsibility	Appointment Date	Education	Experience in Banking and Business Administration
Sait Ergun Özen	CEO	01.04.2000	University	20 years
Adnan Memiş	EVP-Support Services	03.06.1991	University	29 years
Afzal Mohammed Modak	EVP-Finance & Accounting	20.07.2007	Master	22 years
Ali Fuat Erbil	EVP-Retail Banking	30.04.1999	Master	15 years
Ali Temel	EVP-Loans	21.10.1999	University	17 years
Gökhan Erun	EVP-Human Resources & Investment Banking	18.08.2005	Master	13 years
Faruk Nafiz Karadere	EVP-SME Banking	01.05.1999	University	25 years
Halil Hüsnü Erel	EVP-Operational Services	16.06.1997	University	22 years
Uruz Ersözoğlu	EVP-Treasury	03.04.2006	University	16 years
Tolga Egemen	EVP-Financial Institutions & Corporate Banking	21.09.2000	University	15 years
Turgay Gönensin	EVP-Commercial Banking	15.12.2001	University	22 years
Aydın Şenel	EVP- General Accounting & Financial Reporting	02.03.2006	University	26 years
Zekeriya Öztürk	EVP- International Business Development	02.03.2006	Master	12 years

The top management listed above does not hold any unquoted shares of the Bank.

(Thousands of New Turkish Lira (YTL))

1.4 Information on parent bank's qualified shareholders

Company	Shares	Ownership	Paid-in Capital	Unpaid Portion
Doğuş Holding AŞ	462,250	22.0119%	462,250	-
GE Araştırma ve Müşavirlik Limited Şti	535,506	25.5003%	535,506	-

In accordance with the Articles of Association of the Bank, there are 370 founder shares. It is required in the Articles of Association to distribute 10% of the distributable profit to the holders of these founder shares after allocating 5% to legal reserves, distributing dividend at an amount equal to 5% of the capital and allocating 5% of the remaining to extraordinary reserves.

1.5 Summary information on parent bank's activities and services

Activities of the Bank as stated at the third clause of its Articles of Association are as follows:

- All banking operations,
- Participating in, establishing, and trading the shares of enterprises at various sectors within the limits setforth by the Banking Law;
- Providing attorneyship, insurance agency, brokerage and freight services in relation with banking activities,
- Purchasing/selling debt securities, treasury bills, government bonds and other share certificates issued by official and private institutions,
- Developing economical and financial relations with foreign organizations,
- Dealing with all economic operations in compliance with the Banking Law.

The Bank's activities are not limited to those disclosed in that third clause, but whenever the Board of Directors deems any operations other than those stated above to be of benefit to the Bank, it is recommended in the general meeting, and the launching of the related project depends on the decision taken during the General Assembly which results in a change in the Articles of Association and on the approval of this decision by the Ministry of Industry and Commerce. Accordingly, the approved decision is added to the Articles of Association.

The Bank is not a specialized bank but deals with all kinds of banking activities. Deposits are the main sources of the lendings to the customers. The Bank grants loans to companies operating in various sectors while aiming to maintain the required level of efficiency and profitability.

The Bank also grants non-cash loans to its customers; especially letters of guarantee, letters of credit and acceptance credits.

2 Consolidated Financial Statements

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates
Consolidated Balance Sheet
At 30 September 2007

	ASSETS	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL)					
			CURRENT PERIOD 30 September 2007			PRIOR PERIOD 31 December 2006		
			YTL	FC	Total	YTL	FC	Total
I.	**CASH AND BALANCES WITH CENTRAL BANK**	5.1.1	**739.639**	**3.674.327**	**4.413.966**	**1.885.419**	**3.399.014**	**5.284.433**
II.	**FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (Net)**	5.1.2	**309.604**	**778.004**	**1.087.603**	**112.526**	**940.039**	**1.052.565**
2.1	Financial assets held for trading		258.663	738.553	997.216	96.229	901.214	997.443
2.1.1	Government securities		238.996	79.730	318.726	86.754	128.549	215.303
2.1.2	Equity securities		9.958	-	9.958	-	-	-
2.1.3	Other securities		9.709	658.823	668.532	9.475	772.665	782.140
2.2	Financial assets valued at fair value through profit or loss		-	-	-	-	-	-
2.2.1	Government securities		-	-	-	-	-	-
2.2.2	Equity securities		-	-	-	-	-	-
2.2.3	Other securities		-	-	-	-	-	-
2.3	Trading derivatives		50.941	39.451	90.392	16.297	38.825	55.122
III.	**BANKS AND OTHER FINANCIAL INSTITUTIONS**	5.1.3	**814.517**	**3.524.544**	**4.339.061**	**207.543**	**2.345.038**	**2.552.581**
IV.	**INTERBANK MONEY MARKETS**		-	-	-	-	-	-
4.1	Interbank money market placements		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market placements		-	-	-	-	-	-
4.3	Receivables from reverse repurchase agreements		-	-	-	-	-	-
V.	**FINANCIAL ASSETS AVAILABLE-FOR-SALE (Net)**	5.1.4	**7.816.314**	**3.932.675**	**11.748.989**	**5.604.552**	**4.205.447**	**9.809.999**
5.1	Equity securities		26.328	26.909	53 237	27.513	21.668	49.181
5.2	Government securities		7.741.452	2.404.209	10.145.661	5.577.039	3.992.815	9.569.854
5.3	Other securities		48.534	1.501.557	1.550.091	-	190.964	190.964
VI.	**LOANS**	5.1.5	**19.955.110**	**16.228.013**	**36.183.123**	**15.721.751**	**13.513.102**	**29.234.853**
6.1	Performing loans		19.654.050	16.227.584	35.881.634	15.536.406	13.512.605	29.049.011
6.2	Loans under follow-up		805.540	5.942	811.482	636.589	7.645	644.234
6.3	Specific provisions (-)		504.480	5.513	509.993	451.244	7.148	458.392
VII.	**FACTORING RECEIVABLES**	5.1.6	**262.554**	**110.182**	**372.736**	**331.436**	**71.162**	**402.598**
VIII.	**INVESTMENTS HELD-TO-MATURITY (Net)**	5.1.7	**3.467.766**	**895.856**	**4.363.622**	**4.033.978**	**1.138.623**	**5.172.601**
8.1	Government securities		3.464.624	869.546	4.334.170	4.032.026	1.073.790	5.105.816
8.2	Other securities		3.142	26.310	29.452	1.952	64.833	66.785
IX.	**INVESTMENTS IN ASSOCIATES (Net)**	5.1.8	**27.701**	-	**27.701**	**1.535**	-	**1.535**
9.1	Associates consolidated under equity accounting		26.058	-	26.058	-	-	
9.2	Unconsolidated associates		1.643	-	1.643	1.535	-	1.535
9.2.1	Financial investments in associates		-	-	-	-	-	-
9.2.2	Non-financial investments in associates		1.643	-	1.643	1.535	-	1.535
X.	**INVESTMENTS IN SUBSIDIARIES (Net)**	5.1.9	**8.224**	**546**	**8.770**	**8.310**	**585**	**8.895**
10.1	Unconsolidated financial investments in subsidiaries		419	546	965	419	585	1.004
10.2	Unconsolidated non-financial investments in subsidiaries		7.805	-	7.805	7.891	-	7.891
XI.	**INVESTMENTS IN JOINT-VENTURES (Net)**	5.1.10	-	-	-	-	-	-
11.1	Joint-ventures consolidated under equity accounting		-	-		-	-	
11.2	Unconsolidated joint-ventures		-	-	-	-	-	-
11.2.1	Financial investments in joint-ventures		-	-	-	-	-	-
11.2.2	Non-financial investments in joint-ventures		-	-	-	-	-	-
XII.	**LEASE RECEIVABLES (Net)**	5.1.11	**515.879**	**1.248.163**	**1.764.042**	**399.486**	**887.382**	**1.286.868**
12.1	Financial lease receivables		648.637	1.383.492	2.032.129	501.017	990.216	1.491.233
12.2	Operational lease receivables		-	-	-	-	-	-
12.3	Others		-	-	-	-	-	-
12.4	Unearned income (-)		132.758	135.329	268.087	101.531	102.834	204.365
XIII.	**DERIVATIVE FINANCIAL ASSETS HELD FOR RISK MANAGEMENT**	5.1.12	-	**12.671**	**12.671**	-	**4.799**	**4.799**
13.1	Fair value hedges		-	-	-	-	-	-
13.2	Cash flow hedges		-	12.671	12.671	-	4.799	4.799
13.3	Net foreign investment hedges		-	-	-	-	-	-
XIV.	**TANGIBLE ASSETS (Net)**	5.1.13	**920.213**	**61.554**	**981.767**	**917.332**	**59.955**	**977.287**
XV.	**INTANGIBLE ASSETS (Net)**	5.1.14	**92.759**	**6.702**	**99.461**	**83.547**	**3.725**	**87.272**
15.1	Goodwill		6.388	-	6.383	6.388	-	6.388
15.2	Other intangibles		86.371	6.702	93.073	77.159	3.725	80.884
XVI.	**TAX ASSET**		**63.295**	-	**63.295**	**43.810**	**20**	**43.830**
16.1	Current tax asset		-	-	-	-	-	-
16.2	Deferred tax asset	5.1.15	63.295	-	63.295	43.810	20	43.830
XVII.	**ASSETS HELD FOR SALE**	5.1.16	**102.136**	-	**102.136**	**115.196**	-	**115.196**
XVIII.	**OTHER ASSETS**	5.1.17	**1.263.650**	**120.339**	**1.383.989**	**919.364**	**165.149**	**1.084.513**
	TOTAL ASSETS		**36.359.361**	**30.593.576**	**66.952.937**	**30.385.785**	**26.734.040**	**57.119.825**

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates

Consolidated Balance Sheet

At 30 September 2007

	LIABILITIES AND SHAREHOLDERS' EQUITY	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL)					
			CURRENT PERIOD 30 September 2007			PRIOR PERIOD 31 December 2006		
			YTL	FC	Total	YTL	FC	Total
I.	DEPOSITS	5.2.1	17.306.908	21.253.973	38.560.881	14.326.846	19.453.359	33.780.205
II.	DERIVATIVE FINANCIAL LIABILITIES HELD FOR TRADING	5.2.2	412.004	61.317	473.321	243.904	15.641	259.545
III.	FUNDS BORROWED	5.2.3	1.374.308	9.049.605	10.423.913	950.116	8.711.759	9.661.875
IV.	INTERBANK MONEY MARKETS	5.2.4	5.328.080	1.114.887	6.442.967	4.310.794	984.851	5.295.645
4.1	Interbank money market takings		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market takings		-	-	-	-	-	-
4.3	Obligations under repurchase agreements		5.328.080	1.114.887	6.442.967	4.310.794	984.851	5.295.645
V.	SECURITIES ISSUED (Net)		-	-	-	-	-	-
5.1	Bills		-	-	-	-	-	-
5.2	Asset backed securities		-	-	-	-	-	-
5.3	Bonds		-	-	-	-	-	-
VI.	FUNDS		-	-	-	-	-	-
VII.	MISCELLANEOUS PAYABLES		2.121.629	136.395	2.258.024	1.599.078	141.420	1.740.498
VIII.	OTHER EXTERNAL RESOURCES PAYABLE		208.606	262.224	470.830	111.242	462.460	573.702
IX.	FACTORING PAYABLES	5.2.5	-	-	-	-	-	-
X.	LEASE PAYABLES (Net)	5.2.6	-	2.482	2.482	-	1.664	1.664
10.1	Financial lease payables		-	2.482	2.482	-	1.815	1.815
10.2	Operational lease payables		-	-	-	-	-	-
10.3	Others		-	-	-	-	-	-
10.4	Deferred expenses (-)		-	-	-	-	151	151
XI.	DERIVATIVE FINANCIAL LIABILITIES HELD FOR RISK MANAGEMENT	5.2.7	-	124	124	-	-	-
11.1	Fair value hedges		-	-	-	-	-	-
11.2	Cash flow hedges		-	124	124	-	-	-
11.3	Net foreign investment hedges		-	-	-	-	-	-
XII.	PROVISIONS	5.2.8	636.221	17.926	654.147	614.762	22.748	637.510
12.1	General provisions		234.241	12.865	247.106	148.747	9.719	158.466
12.2	Restructuring reserves		-	-	-	-	-	-
12.3	Reserve for employee benefits		167.174	-	167.174	129.930	-	129.930
12.4	Insurance technical provisions (Net)		103.061	-	103.061	198.676	8.068	206.744
12.5	Other provisions		131.745	5.061	136.806	137.409	4.961	142.370
XIII.	TAX LIABILITY	5.2.9	245.264	3.762	249.026	200.135	1.287	201.422
13.1	Current tax liability		245.184	1.448	246.632	199.418	896	200.314
13.2	Deferred tax liability		80	2.314	2.394	717	391	1.108
XIV.	PAYABLES FOR ASSETS HELD FOR SALE	5.2.10	-	-	-	-	-	-
XV.	SUBORDINATED DEBTS	5.2.11	-	742.659	742.659	-	143.372	143.372
XVI.	SHAREHOLDERS' EQUITY	5.2.12	6.587.842	86.721	6.674.563	4.748.777	75.610	4.824.387
16.1	Paid-in capital		2.100.000	-	2.100.000	2.100.000	-	2.100.000
16.2	Capital reserves		876.328	84.102	960.430	805.552	73.433	878.985
16.2.1	Share premium		-	-	-	-	-	-
16.2.2	Share cancellation profits		-	-	-	-	-	-
16.2.3	Securities value increase fund		74.652	72.235	146.887	52.419	70.285	122.704
16.2.4	Revaluation surplus on tangible assets		29.864	-	29.864	2.147	-	2.147
16.2.5	Revaluation surplus on intangible assets		-	-	-	-	-	-
16.2.6	Bonus shares of associates, subsidiaries and joint-ventures		1.509	-	1.509	950	-	950
16.2.7	Hedging reserves (effective portion)		(2.571)	11.867	9.296	(22.518)	3.148	(19.370)
16.2.8	Revaluation surplus on assets held for sale		-	-	-	-	-	-
16.2.9	Other capital reserves		772.874	-	772.874	772.554	-	772.554
16.3	Profit reserves		1.562.716	2.619	1.565.335	670.144	2.177	672.321
16.3.1	Legal reserves		165.846	2.619	168.465	106.476	2.177	108.653
16.3.2	Status reserves		-	-	-	-	-	-
16.3.3	Extraordinary reserves		1.388.561	-	1.388.561	526.745	-	526.745
16.3.4	Other profit reserves		8.309	-	8.309	36.923	-	36.923
16.4	Profit or loss		2.027.037	-	2.027.037	1.165.311	-	1.165.311
16.4.1	Prior periods profit/loss		-	-	-	-	-	-
16.4.2	Current period net profit/loss		2.027.037	-	2.027.037	1.165.311	-	1.165.311
16.5	Minority interest		21.761	-	21.761	7.770	-	7.770
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		34.220.862	32.732.075	66.952.937	27.105.654	30.014.171	57.119.825

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates

Consolidated Off-Balance Sheet Items

At 30 September 2007

OFF-BALANCE SHEET ITEMS		Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL)					
			CURRENT PERIOD 30 September 2007			PRIOR PERIOD 31 December 2006		
			YTL	FC	Total	YTL	FC	Total
A. OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES (I+II+III)			**24.311.198**	**29.454.809**	**53.766.007**	**17.371.813**	**20.325.065**	**37.696.878**
I.	**GUARANTEES AND SURETIES**	5.3.1	**3.687.271**	**8.459.258**	**12.146.529**	**2.683.457**	**7.364.141**	**10.047.598**
1.1.	Letters of guarantee		3.685.484	5.623.247	9.308.731	2.682.754	4.675.006	7.357.760
1.1.1.	Guarantees subject to State Tender Law		313.979	250.790	564.769	268.378	628.922	897.300
1.1.2.	Guarantees given for foreign trade operations		300.006	346.620	646 626	255.968	318.112	574.080
1.1.3.	Other letters of guarantee		3.071.499	5.025.837	8.097.336	2.158 408	3.727.972	5.886.380
1.2.	Bank acceptances		858	126.970	127.828	616	142.925	143.541
1.2.1.	Import letter of acceptance		858	116 627	117.485	600	141.356	141.956
1.2.2.	Other bank acceptances		-	10.343	10.343	16	1.569	1.585
1.3.	Letters of credit		929	2.709.041	2.709.970	87	2.485.735	2.485.822
1.3.1.	Documentary letters of credit		-	9.152	9.152	-	10 810	10.810
1.3.2.	Other letters of credit		929	2.699.889	2.700.818	87	2.474.925	2.475.012
1.4.	Guaranteed prefinancings		-	-	-	-	-	-
1.5.	Endorsements		-	-	-	-	-	-
1.5.1.	Endorsements to the Central Bank of Turkey		-	-	-	-	-	-
1.5.2.	Other endorsements		-	-	-	-	-	-
1.6.	Underwriting commitments		-	-	-	-	-	-
1.7.	Factoring related guarantees		-	-	-	-	-	-
1.8	Other guarantees		-	-	-	-	60.475	60 475
1.9.	Other sureties		-	-	-	-	-	-
II.	**COMMITMENTS**		**13.912.311**	**2.661.884**	**16.574.195**	**9.807.302**	**1.623.665**	**11.430.967**
2.1.	Irrevocable commitments		13.912.311	2 661.542	16.573.853	9 807.302	1.623.426	11.430.728
2.1.1.	Asset purchase commitments		102.459	857.303	959.762	146.776	158.806	305.582
2.1.2.	Deposit purchase and sales commitments		-	-	-	-	-	-
2.1.3.	Share capital commitments to associates and subsidiaries		250	-	250	250	-	250
2.1.4.	Loan granting commitments		2.392.126	412 917	2.805 043	1.825.959	432.198	2.258.157
2.1.5.	Securities issuance brokerage commitments		-	-	-	-	-	-
2.1.6.	Commitments for reserve deposit requirements		-	-	-	-	-	-
2.1.7.	Commitments for cheque payments		1.841.251	-	1 841.251	1.528.984	-	1.528.984
2.1.8.	Tax and fund obligations on export commitments		22.748	-	22.748	19.092	-	19 092
2.1.9.	Commitments for credit card limits		8.243.706	-	8.243.706	6 134.828	-	6.134 828
2.1.10.	Receivables from "short" sale commitments on securities		-	-	-	-	-	-
2.1.11.	Payables from "short" sale commitments on securities		-	-	-	-	-	-
2.1.12.	Other irrevocable commitments		1.309.771	1.391.322	2.701.093	151.413	1.032.422	1.183.835
2.2.	Revocable commitments		-	342	342	-	239	239
2.2.1.	Revocable loan granting commitments		-	-	-	-	-	-
2.2.2.	Other revocable commitments		-	342	342	-	239	239
III.	**DERIVATIVE FINANCIAL INSTRUMENTS**	5.3.2	**6.711.616**	**18.333.667**	**25.045.283**	**4.881.054**	**11.337.259**	**16.218.313**
3.1.	Derivative financial instruments held for risk managemen		-	53.913	53.913	-	7.107	7.107
3.1.1.	Fair value hedges		-	-	-	-	-	-
3.1.2	Cash flow hedges		-	53.913	53.913	-	7.107	7.107
3.1.3.	Net foreign investment hedges		-	-	-	-	-	-
3.2.	Trading derivatives		6.711.616	18 279.754	24.991.370	4.881.054	11.330.152	16.211.206
3.2.1.	Forward foreign currency purchases/sales		864.996	1.060 886	1 925.882	447.104	956 435	1.403.539
3.2.1.1.	Forward foreign currency purchases		501.511	460 518	962.029	273.493	430.544	704 037
3.2.1.2.	Forward foreign currency sales		363.485	600.368	963.853	173.611	525.891	699.502
3.2.2.	Currency and interest rate swaps		3.877.298	8.608.731	12 485.029	4.085.925	8 450.168	12.536.093
3.2.2.1.	Currency swaps-purchases		77.671	5.846.468	5 924.139	93.461	6 018.190	6.111.651
3.2.2.2.	Currency swaps-sales		3.797.096	2 750.784	6 547.880	3.986 341	2 407.821	6.394.162
3.2.2.3.	Interest rate swaps-purchases		492	5.743	6.235	3.010	12.093	15.103
3.2.2.4.	Interest rate swaps-sales		2.039	5.736	7.775	3.113	12 064	15.177
3.2.3.	Currency, interest rate and security options		1.831.189	8.055.812	9 887.001	311.087	1.651.250	1.962 337
3.2.3.1.	Currency call options		726.323	4.111 039	4.837.362	52.957	855.187	908.144
3.2.3.2.	Currency put options		1.093.326	3.865.575	4.958.901	258.130	645.348	903.478
3.2.3.3.	Interest rate call options		-	-	-	-	-	-
3.2.3.4.	Interest rate put options		-	-	-	-	-	-
3.2.3.5.	Security call options		8 445	60 874	69.319	-	65.742	65.742
3.2.3.6.	Security put options		3.095	18.324	21.419	-	84.973	84.973
3.2.4.	Currency futures		125.112	106 813	231.925	36.938	34.828	71.766
3.2.4.1.	Currency futures-purchases		117.293	17	117.310	36.938	-	36.938
3.2.4.2.	Currency futures-sales		7.819	106 796	114.615	-	34.828	34 828
3.2.5.	Interest rate futures		-	36 282	36.282	-	139.536	139.536
3.2.5.1.	Interest rate futures-purchases		-	18.141	18.141	-	69.768	69.768
3.2.5.2.	Interest rate futures-sales		-	18.141	18.141	-	69.768	69.768
3.2.6.	Others		13.021	411.230	424.251	-	97.935	97.935
B. CUSTODY AND PLEDGED ITEMS (IV+V+VI)			**117.633.930**	**66.050.926**	**183.684.856**	**115.037.822**	**126.754.734**	**241.792.556**
IV.	**ITEMS HELD IN CUSTODY**		**42.301.460**	**13.122.570**	**55.424.030**	**28.448.874**	**12.781.762**	**41.230.636**
4.1.	Customers' securities held		12.441.703	3.932.540	16 374.243	3.219.699	4.408.869	7.628.568
4.2.	Investment securities held in custody		24.124.387	1.507.895	25 632.282	20 700.068	1.926.185	22 626 253
4.3.	Checks received for collection		4.501.439	512.713	5.014.152	3.641.784	378.927	4.020.711
4.4	Commercial notes received for collection		1.204 618	1.562.378	2.766.996	864.143	1.862.917	2.727.060
4.5.	Other assets received for collection		6 438	5.278 315	5 284.753	90	3.861.442	3.861.532
4.6.	Assets received through public offering		-	19 457	19.457	-	20 233	20 233
4.7.	Other items under custody		22.875	309.272	332.147	23.090	323.189	346 279
4.8	Custodians		-	-	-	-	-	-
V.	**PLEDGED ITEMS**		**75.332.470**	**52.928.356**	**128.260.826**	**86.588.948**	**113.972.972**	**200.561.920**
5.1.	Securities		92.434	5.678	98.112	207.080	10 126	217.206
5.2.	Guarantee notes		10 813 547	4.976.072	15.789.619	7.584.926	4.770.191	12.355.117
5.3.	Commodities		157	-	157	237	-	237
5.4.	Warranties		-	318.520	318.520	-	415.030	415 030
5.5.	Real estates		11.760.396	7.390.240	19.150.636	7.935.629	5.948.579	13 884.208
5.6	Other pledged items		52.665.766	40 237 490	92 903.256	70.860.906	102.823.123	173.684 029
5.7.	Pledged items-depository		170	356	526	170	5.923	6.093
VI.	**CONFIRMED BILLS OF EXCHANGE AND SURETIES**		-	-	-	-	-	-
	TOTAL OFF-BALANCE SHEET ITEMS (A+B)		**141.945.128**	**95.505.735**	**237.450.863**	**132.409.635**	**147.079.799**	**279.489.434**

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates

Consolidated Income Statement

For the Nine-Month Period Ended 30 September 2007

	INCOME AND EXPENSE ITEMS	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL)			
			CURRENT PERIOD Nine-month ended 30 September 2007	PRIOR PERIOD Nine-month ended 30 September 2006	CURRENT PERIOD Three-month ended 30 September 2007	PRIOR PERIOD Three-month ended 30 September 2006
I.	**INTEREST INCOME**	5.4.1	**5.629.134**	**3.931.844**	**1.995.085**	**1.460.820**
1.1	Interest income from loans		3.099.950	2.166.574	1.156.305	772.461
1.2	Interest income from reserve deposits		133.684	87.809	48.582	36.121
1.3	Interest income from banks		309.022	159.996	119.589	52.094
1.4	Interest income from money market transactions		3.998	1.432	1.792	666
1.5	Interest income from securities portfolio		1.704.916	1.249.939	566.151	452.106
1.5.1	Trading financial assets		43.570	43.386	10.192	9.559
1.5.2	Financial assets valued at fair value through profit or loss		-	-	-	-
1.5.3	Financial assets available-for-sale		1.113.357	803.026	380.054	243.537
1.5.4	Investments held-to-maturity		547.989	403.527	175.905	199.010
1.6	Financial lease income		133.448	92.478	50.007	35.739
1.7	Other interest income		244.116	173.616	52 659	111.633
II.	**INTEREST EXPENSE**	5.4.2	**3.430.197**	**2.398.893**	**1.210.743**	**966.542**
2.1	Interest on deposits		2.335.859	1.749.081	807.073	659 831
2.2	Interest on funds borrowed		543.738	354.910	225.945	139.146
2.3	Interest on money market transactions		541.436	292.176	175.964	167.018
2.4	Interest on securities issued		2.223	15	759	15
2.5	Other interest expenses		6.941	2.711	1.002	532
III.	**NET INTEREST INCOME (I - II)**		**2.198.937**	**1.532.951**	**784.342**	**494.278**
IV.	**NET FEES AND COMMISSIONS INCOME**		**1.018.433**	**827.570**	**353.557**	**281.154**
4.1	Fees and commissions received		1.362.010	1.082.201	480.539	384.840
4.1.1	Cash loans		80.344	81.997	27.455	26.356
4.1.2	Non-cash loans		83.180	72.841	25.294	25.786
4.1.3	Others		1.198.486	927.363	427.790	332.698
4 2	Fees and commissions paid		343.577	254.631	126.982	103.686
4.2.1	Cash loans		21.060	23.925	7.692	8.809
4.2.2	Non-cash loans		258	197	96	63
4.2.3	Others		322.259	230.539	119.194	94.814
V.	**DIVIDEND INCOME**	5.4.3	**2.866**	**2.127**	**1.017**	-
VI.	**NET TRADING INCOME/LOSSES (Net)**	5.4.4	**(182.501)**	**(43.637)**	**(81.904)**	**(27.596)**
6.1	Trading account income/losses (Net)		(130.546)	42.838	(35.780)	(16.860)
6.2	Foreign exchange gains/losses (Net)		(51.955)	(86.475)	(46.124)	(10.736)
VII.	**OTHER OPERATING INCOME**	5.4.5	**1.156.066**	**340.990**	**191.963**	**98.114**
VIII.	**TOTAL OPERATING PROFIT (III+IV+V+VI+VII)**		**4.193.801**	**2.660.001**	**1.248.975**	**845.950**
IX.	**PROVISION FOR LOSSES ON LOANS AND OTHER RECEIVABLES (-)**	5.4.6	**249.107**	**304.858**	**64.906**	**19.687**
X.	**OTHER OPERATING EXPENSES (-)**	5.4.7	**1.520.563**	**1.282.766**	**531.045**	**427.846**
XI.	**NET OPERATING PROFIT/LOSS (VIII-IX-X)**		**2.424.131**	**1.072.347**	**653.024**	**398.417**
XII.	**INCOME RESULTED FROM MERGERS**		-	-	-	-
XIII.	**INCOME/LOSS FROM INVESTMENTS UNDER EQUITY ACCOUNTING**		-	-	-	-
XIV.	**GAIN/LOSS ON NET MONETARY POSITION**		-	-	-	-
XV.	**PROFIT/LOSS BEFORE TAXES (XI+XII+XIII+XIV)**	5.4.8	**2.424.131**	**1.072.347**	**653.024**	**398.417**
XVI.	**PROVISION FOR TAXES (±)**	5.4.9	**390.689**	**215.258**	**135.757**	**79.113**
16.1	Current tax charge		403.998	184.960	127.596	100.397
16.2	Deferred tax charge/(credit)		(13.309)	30 298	8.161	(21.284)
XVII.	**NET OPERATING PROFIT/LOSS AFTER TAXES (XVI±XVI)**	5.4.10	**2.033.442**	**857.039**	**517.267**	**319.304**
17.1	Discontinued operations		-	-	-	-
17.2	Others		2.033.442	857.039	517.267	319.304
XVIII.	**NET PROFIT/LOSS (XVII)**	5.4.11	**2.033.442**	**857.039**	**517.267**	**319.304**
18.1	Equity holders of the bank		2.027.037	854 878	515.164	317.961
18.2	Minority interest		6.405	2.211	2.103	1.343
	EARNINGS PER SHARE (full YTL amount per YTL'000 face value each)		**965**	**407**	**245**	**151**

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates

Consolidated Statement of Changes in Shareholders' Equity

For the Nine-Month Period Ended 30 September 2007

			THOUSANDS OF NEW TURKISH LIRA (YTL)														
	STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	Footnotes	Paid-In Capital	Capital Reserves from Inflation Adjustments to Paid-In Capital	Share Premium	Share Cancellation Profits	Legal Reserves	Status Reserves	Extraordinary Reserves	Hedging Reserves (Effective Portion) and Other Reserves	Current Period Net Profit/(Loss)	Prior Period Profit/(Loss)	Revaluation Fund	Revaluation Surplus	Securities Value Increase Fund	Shareholders' Equity excluding Minority Interest	Minority Interest	Total Shareholders' Equity
	PRIOR PERIOD - 30 September 2006																	
I.	Balances at beginning of the period		2.100.000	772.554	-	-	69.409	-	36.307	3.690	-	767.081	2.147	885	162.522	3.914.595	42.022	3.956.617
II.	Correction made as per TAS 8		-	-	-	-	-	-	(36.307)	-	-	(22.608)	-	-	-	(58.915)	-	(58.915)
2.1	Effect of corrections		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.2.	Effect of changes in accounting policies	3.24	-	-	-	-	-	-	(36.307)	-	-	(22.608)	-	-	-	(58.915)	-	(58.915)
III.	Adjusted balances at beginning of the period (I+II)		2.100.000	772.554	-	-	69.409	-	-	3.690	-	744.473	2.147	885	162.522	3.855.680	42.022	3.897.702
	Changes during the period		-	-	-	-	-	-	-	(2.783)	-	-	-	-	(120.216)	(122.999)	-	(122.999)
VI.	Mergers		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
V.	"Available-for-sale" securities		-	-	-	-	-	-	-	-	-	-	-	-	(120.216)	(120.216)	-	(120.216)
VI.	Hedges for risk management		-	-	-	-	-	-	-	(2.783)	-	-	-	-	-	(2.783)	-	(2.783)
6.1	Net cash flow hedges		-	-	-	-	-	-	-	(2.783)	-	-	-	-	-	(2.783)	-	(2.783)
6.2	Net foreign investment hedges		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Transfers		-	-	-	-	-	-	-	-	-	-	-	-	(38.869)	(38.869)	-	(38.869)
VII.	"Available-for-sale" securities		-	-	-	-	-	-	-	-	-	-	-	-	(38.869)	(38.869)		(38.869)
VIII.	Hedges for risk management		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
8.1	Net cash flow hedges		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
8.2.	Net foreign investment hedges		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
IX.	Current period net profit		-	-	-	-	-	-	-	-	854.878	-	-	-	-	854.878	2.211	857.089
X.	Profit distribution		-	-	-	-	39.695	-	548.808	-	-	(767.289)	-	-	-	(178.786)	-	(178.786)
10.1	Dividends		-	-	-	-	-	-	-	-	-	(178.578)	-	-	-	(178.578)	-	(178.578)
10.2	Transferred to reserves		-	-	-	-	39.695	-	548.808	-	-	(588.711)	-	-	-	(208)	-	(208)
10.3	Others		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XI.	Capital increase		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.1	Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.2.	Revaluation surplus on tangible assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.3	Bonus shares of associates, subsidiaries and joint-ventures		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.4	Securities value increase fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.5	Capital reserves from inflation adjustments to paid-in capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.6	Issuance of share certificates		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.7.	Foreign exchange differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.8	Others		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XII.	Changes resulted from disposal of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIII.	Changes resulted from reclassification of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIV.	Primary subordinated debts		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XV.	Secondary subordinated debts		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVI.	Others		-	-	-	-	229	-	-	21.334	-	-	-	-	-	21.563	-	21.563
	Balances at end of the period (III+IV+V+VI+VII+VIII+IX+X+XI+XII+XIII+XIV+XV+XVI)		2.100.000	772.554	-	-	109.333	-	548.808	22.241	854.878	(22.816)	2.147	885	3.437	4.391.467	44.233	4.435.700
	CURRENT PERIOD - 30 September 2007																	
I.	Balances at beginning of the period		2.100.000	772.554	-	-	108.653	-	526.745	17.553	-	1.165.311	2.147	950	122.704	4.816.617	7.770	4.824.387
	Changes during the period		-	-	-	-	-	-	-	8.719	-	-	-	-	30.272	38.991	-	38.991
II.	Mergers		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
III.	"Available-for-sale" securities		-	-	-	-	-	-	-	-	-	-	-	-	30.272	30.272	-	30.272
IV.	Hedges for risk management		-	-	-	-	-	-	-	8.719	-	-	-	-	-	8.719	-	8.719
4.1	Net cash flow hedges		-	-	-	-	-	-	-	8.719	-	-	-	-	-	8.719	-	8.719
4.2	Net foreign investment hedges		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Transfers		-	-	-	-	-	-	-	-	-	-	-	-	(6.070)	(6.070)	-	(6.070)
V.	"Available-for-sale" securities		-	-	-	-	-	-	-	-	-	-	-	-	(6.070)	(6.070)	-	(6.070)
VI.	Hedges for risk management		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.1	Net cash flow hedges		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.2	Net foreign investment hedges		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VII.	Current period net profit		-	-	-	-	-	-	-	-	2.027.037	-	-	-	-	2.027.037	6.405	2.033.442
VIII.	Profit distribution		-	-	-	-	64.686	-	890.692	-	-	(1.202.569)	27.717	-	-	(219.474)	-	(219.474)
8.1	Dividends		-	-	-	-	-	-	-	-	-	(219.474)	-	-	-	(219.474)	-	(219.474)
8.2	Transferred to reserves		-	-	-	-	64.686	-	890.692	-	-	(955.378)	-	-	-	-	-	-
8.3	Others		-	-	-	-	-	-	-	-	-	(27.717)	27.717	-	-	-	-	-
IX.	Capital increase		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
9.1	Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
9.2	Revaluation surplus on tangible assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
9.3	Bonus shares of associates, subsidiaries and joint-ventures		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
9.4	Securities value increase fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
9.5	Capital reserves from inflation adjustments to paid-in capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
9.6	Issuance of share certificates		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
9.7	Foreign exchange differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
9.8	Others		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
X.	Changes resulted from disposal of assets		-	-	-	-	(4.434)	-	(28.876)	-	-	33.310	-	559	-	559	-	559
XI.	Changes resulted from reclassification of assets		-	-	-	-	-	-	-	-	-	3.948	-	-	(19)	3.929	7.586	11.515
XII.	Primary subordinated debts		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIII.	Secondary subordinated debts		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIV.	Others		-	-	-	-	(440)	-	-	(8.347)	-	-	-	-	-	(8.787)	-	(8.787)
	Balances at end of the period (I+II+III+IV+V+VI+VII+VIII+IX+X+XI+XII+XIII+XIV)		2.100.000	772.554	-	-	168.465	-	1.388.561	17.925	2.027.037	-	29.864	1.509	146.887	6.652.802	21.761	6.674.563

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates
Consolidated Statement of Cash Flows
For the Nine-Month Period Ended 30 September 2007

STATEMENT OF CASH FLOWS		Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL) CURRENT PERIOD 30 September 2007	PRIOR PERIOD 30 September 2006
A.	**CASH FLOWS FROM BANKING OPERATIONS**			
1.1	**Operating profit before changes in operating assets and liabilities**		**2.802.916**	**547.872**
1.1.1	Interests received		5.720.280	3.445.334
1.1.2	Interests paid		(3.361.675)	(2.313.749)
1.1.3	Dividend received		2.866	2.127
1.1.4	Fees and commissions received		1.018.433	827.570
1.1.5	Other income		988.311	186.666
1.1.6	Collections from previously written-off loans and other receivables		13.783	101.800
1.1.7	Payments to personnel and service suppliers		(1.295.374)	(1.503.355)
1.1.8	Taxes paid		(283.708)	(198.521)
1.1.9	Others		-	-
1.2	**Changes in operating assets and liabilities**		**(801.806)**	**1.455.332**
1.2.1	Net (increase) decrease in financial assets held for trading		(2.726)	95.586
1.2.2	Net (increase) decrease in financial assets valued at fair value through profit or loss		-	-
1.2.3	Net (increase) decrease in due from banks and other financial institutions		(813.292)	(271.460)
1.2.4	Net (increase) decrease in loans		(6.905.212)	(9.704.210)
1.2.5	Net (increase) decrease in other assets		(716.850)	(681.457)
1.2.6	Net increase (decrease) in bank deposits		(406.047)	975.893
1.2.7	Net increase (decrease) in other deposits		5.144.641	6.106.172
1.2.8	Net increase (decrease) in funds borrowed		2.487.159	4.753.314
1.2.9	Net increase (decrease) in matured payables		-	-
1.2.10	Net increase (decrease) in other liabilities		410.521	181.494
I.	**Net cash flow from banking operations**		**2.001.110**	**2.003.204**
B.	**CASH FLOWS FROM INVESTING ACTIVITIES**			
II.	**Net cash flow from investing activities**		**(1.711.382)**	**(1.669.997)**
2.1	Cash paid for purchase of associates, subsidiaries and joint-ventures		(453)	-
2.2	Cash obtained from sale of associates, subsidiaries and joint-ventures		95	29.459
2.3	Purchases of tangible assets		(176.541)	(123.653)
2.4	Sales of tangible assets		30.313	486.402
2.5	Cash paid for purchase of financial assets available-for-sale, net		(1.991.652)	(86.079)
2.6	Cash obtained from sale of financial assets available-for-sale, net		-	-
2.7	Cash paid for purchase of investments held-to-maturity		(82.984)	(3.614.012)
2.8	Cash obtained from sale of investments held-to-maturity		509.840	1.637.886
2.9	Others		-	-
C.	**CASH FLOWS FROM FINANCING ACTIVITIES**			
III.	**Net cash flow from financing activities**		**(219.474)**	**(179.226)**
3.1	Cash obtained from funds borrowed and securities issued		-	-
3.2	Cash used for repayment of funds borrowed and securities issued		-	-
3.3	Equity instruments issued		-	-
3.4	Dividends paid		(219.474)	(178.578)
3.5	Payments for financial leases		-	(648)
3.6	Others		-	-
IV.	**Effect of change in foreign exchange rate on cash and cash equivalents**		**(51.955)**	**(86.475)**
V.	**Net increase in cash and cash equivalents (I+II+III+IV)**		**18.299**	**67.506**
VI.	**Cash and cash equivalents at beginning of period**		**4.149.369**	**3.935.548**
VII.	**Cash and cash equivalents at end of period (V+VI)**		**4.167.668**	**4.003.054**

(Thousands of New Turkish Lira (YTL))

3 Accounting Policies

3.1 Basis of presentation

As per the Article 37 of "Accounting and Recording Rules" of the Turkish Banking Law No 5411 published on the Official Gazette no.25983 dated 1 November 2005 and became effective, the Bank keeps its accounting records and prepares its consolidated financial statements and the related footnotes in accordance with accounting and valuation standards described in "Regulation on Accounting Applications for Banks and Safeguarding of Documents" published by the Banking Regulation and Supervision Agency (BRSA) and in effect since 1 November 2006, Turkish Accounting Standards (TAS), Turkish Financial Reporting Standards (TFRS) and the related statements and guidances.

The accompanying consolidated financial statements are prepared in accordance with the historical cost basis except for the securities at fair value through profit or loss, securities available for sale, investments in associates and subsidiaries that are quoted on the stock exchanges and assets held for sale which are presented on a fair value basis. In BRSA's Circular no.BDDK.DZM.2/13/-d-5 on 28 April 2005, it was stated that as of January 2005, the majority of the criterias confirming the existence of a hyperinflationary economy are not valid anymore. Accordingly, the inflation accounting had been applied upto the end of 2004 and ceased beginning from 1 January 2005.

The accounting policies and the valuation principles applied in the preparation of the accompanying consolidated financial statements are explained in Notes 3.2 to 3.24.

3.1.1 Additional paragraph for convenience translation to English

The differences between accounting principles, as described in the preceding paragraphs, and the accounting principles generally accepted in countries, in which the accompanying consolidated financial statements are to be distributed, and International Financial Reporting Standards ("IFRS"), may have significant influence on the accompanying consolidated financial statements. Accordingly, the accompanying consolidated financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles generally accepted in such countries and IFRS.

3.2 Strategy for use of financial instruments and foreign currency transactions

3.2.1 Strategy for use of financial instruments

The liability side of the balance sheet is intensively composed of short-term deposits in line with the general trend in the banking sector. In addition to deposits, the Bank and its financial affiliates have access to longer-term borrowings via the foreign currency borrowings from abroad.

In order to manage the interest rate risk arising from short-term deposits, the Bank and its financial affiliates are keen on maintaining floating rate instruments such as government bonds with quarterly coupon payments and instruments like credit cards and consumer loans providing regular cash inflows.

The fundamental strategy to manage the liquidity risk is to expand the deposit base through customer-oriented banking philosophy, and to increase customer transactions and retention rates. The widespread and effective branch network, advantage of primary dealership and strong market share in the treasury and capital markets, are some of the effective tools in the realisation of this strategy. For this purpose, serving customers by introducing new products and services continuously and reaching the customers satisfaction are very important.

(Thousands of New Turkish Lira (YTL))

Another influential factor in the management of the interest and liquidity risk on balance sheet, is product diversification both on asset and liability sides.

Exchange rate risk, interest rate risk and liquidity risk are controlled and measured by various risk management systems instantly, and the balance sheet is managed under the limits set by these systems and the limits legally required. Asset-liability management and value at risk models, stress tests and scenario analysis are used for this purpose.

Purchase and sale of short and long-term financial instruments are allowed within the pre-determined limits to generate risk-free return on capital.

The foreign currency position is controlled by the equilibrium of a currency basket to eliminate the foreign exchange risk.

3.2.2 Foreign currency transactions

Foreign exchange gains and losses arising from foreign currency transactions are recorded at transaction dates. At the end of the periods, foreign currency assets and liabilities evaluated with the Bank's spot purchase rates and the differences are recorded as foreign exchange gain or loss in the income statement.

Foreign currency differences arising from the conversion of the net investments in subsidiaries in foreign countries into YTL are classified as "other profit reserves" under the shareholders' equity. The financial liabilities in foreign currencies are designated as hedge of net investment in foreign operations and the Bank recognizes the effective portion of changes in the fair value of the hedging instruments under the shareholders' equity in "hedging reserves".

In the currency conversion of the financial statements of the Bank's foreign branches and consolidated financial affiliates, the Bank's spot purchase rates are used for balance sheet items and average foreign currency rates for income statement. All foreign currency differences arising from this conversion, are classified as "other profit reserves" under the shareholders' equity.

3.3 Information on consolidated subsidiaries

As of 30 September 2007, the following financial affiliates are consolidated in the accompanying consolidated financial statements; Garanti Bank International (GBI), Garanti Bank Moscow (Garanti Moscow), Garanti Finansal Kiralama AŞ (Garanti Finansal Kiralama), Garanti Yatırım Menkul Kıymetler AŞ (Garanti Yatırım), Garanti Portföy Yönetimi AŞ (Garanti Portföy), Garanti Emeklilik AŞ (Garanti Emeklilik), Garanti Faktoring Hizmetleri AŞ (Garanti Faktoring), Garanti Fund Management Co Ltd (GFM) ve Garanti Financial Services Plc (GFS). Following the sale transaction took place on 21 June 2007 as explained in Note 5.1.9, the remaining 20% investment in Garanti Sigorta AŞ is consolidated under equity method of accounting in the accompanying consolidated financial statements. At 1 October 2007, the legal name of this company has been changed as Eureko Sigorta AŞ.

Garanti Sigorta AŞ was established in 1989 to perform insurance activities. In 1992, it was decided to operate life and health branches under a different company and accordingly Garanti Hayat Sigorta AŞ was established. Garanti Hayat Sigorta AŞ was converted into a private pension company in compliance with the legislation early in 2003 and its name was changed as Garanti Emeklilik ve Hayat AŞ. The Bank owns 20% of Garanti Sigorta AŞ that its name has been changed as Eureko Sigorta AŞ at 1 October 2007 and 84.91% of Garanti Emeklilik. The head offices of these companies are in Istanbul.

(Thousands of New Turkish Lira (YTL))

Garanti Finansal Kiralama was established in 1990 to perform financial lease activities. The company's head office is in Istanbul. The Bank owns 98.94% of the company's shares through direct and indirect shareholdings.

Garanti Faktoring was established in 1990 to perform import, export and domestic factoring activities. The company's head office is in Istanbul. The Bank and T. İhracat Bankası AŞ own 55.40% and 9.78% of the company's shares, respectively. The remaining 34.82% shares are held by public.

GBI was established in 1990 by the Bank to perform banking activities in abroad. This foreign bank's head office is in Amsterdam. It is wholly owned by the Bank.

Garanti Yatırım was established in 1991 to perform brokerage activities for marketable securities, valuable papers and documents representing financial values or financial commitments of issuing parties other than securities. The company's head office is in Istanbul. It is wholly owned by the Bank.

Garanti Moscow was established in 1996 to perform banking activities in abroad. This foreign bank's head office is in Moscow. The Bank and Garanti Financial Services plc own 75.02% and 24.86% of the company shares, respectively.

Garanti Portföy was established in June 1997 to manage the customer portfolios by using the capital market products in compliance with the principles and rules of the regulations regarding the company's purpose of establishment and the portfolio management agreements signed with the customers. The company's head office is in Istanbul. It is wholly owned by the Bank.

GFS was established in Ireland in December 1997 to perform financial activities. The Bank owns 99.99% of the company's shares.

Liquidation or sale transactions of the associates and subsidiaries subject to consolidation:

As explained in Note 5.1.9, the Bank sold 80% and 15% of its consolidated subsidiaries' shares; Garanti Sigorta AŞ and Garanti Emeklilik ve Hayat AŞ, respectively to Eureko BV on 21 June 2007.

The Bank sold its 50.98% shares of Garanti Gayrimenkul Yatırım Ortaklığı AŞ in total 37,622,945 unit shares to Doğuş Holding AŞ (A-group shares of 737,705 and B-group shares of 18,066,240 in total 18,803,945 unit shares) and GE Capital Corporation (A-group shares of 737,705 and B-group shares of 18,081,295 in total 18,819,000 unit shares). Subsequent to this sale, the company's name has been changed to Doğuş GE Gayrimenkul Yatırım Ortaklığı AŞ.

Doğuş Holding AŞ signed a Share Sales Agreement on 24 August 2005 for the sale of 53.550.000.000 unit shares representing 25.5% of the Bank issued share capital to GE Araştırma ve Müşavirlik Limited Şti which is a GE Group company. According to this agreement, certain non-financial participations and property are to be taken over by Doğuş Holding AŞ at a total price of YTL 958,000 thousands calculated based on the financial statements as of 31 March 2005. 50% of the sale price to be collected at the closing date, 25% to be collected one year from the closing date and the remaining to be collected two years from the closing date. Accordingly, following the sale of shares, the Bank's certain non-financial subsidiaries representing the first group were transferred over to Doğuş Holding AŞ in December 2005. In accordance with the terms of the agreement, beside an investment in a non-financial associate the investment in Doc Finance SA having a book value of CHF 4,350 thousands categorized in the second group was sold to Doğuş Holding AŞ on 17 April 2006. Before this sale, Doc Finance SA used to be consolidated based on "equity method of accounting".

The Bank's two consolidated financial affiliates having in total 76% ownership in Cappadocia Investment Ltd sold their shares in this company before the end of November 2006 to its risk group.

The liquidation of GFM is expected to be completed in 2007.

3.4 Forwards, options and other derivative transactions

The derivative transactions mainly consist of foreign currency and interest rate swaps, foreign currency options and forward foreign currency purchase/sale contacts. The Bank and its financial affiliates do not have any embedded derivatives.

In accordance with the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement"; forward foreign currency purchases/sales, swaps, options and futures are classified "hedging purposes" and "trading purposes". Derivatives are initially recorded in off-balance sheet accounts at their purchase costs including the transaction costs. Subsequently, the derivative transactions are valued at their fair values and the changes in their fair values are recorded on balance sheet under "derivative financial assets" or "derivative financial liabilities", respectively. Subsequent fair value changes for trading derivatives are recorded under income statement. Whereas, the effective portions of hedging derivatives are recorded under shareholders' equity while their ineffective portions are posted through income statement.

The spot legs of currency swap transactions are recorded on the balance sheet and the forward legs in the off-balance sheet accounts.

3.5 Interest income and expenses

General

Interest income and expenses are recorded according to the effective interest rate method (rate equal to the rate in calculation of present value of future cash flows of financial assets or liabilities) defined in the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement".

In case of an interest accrued on a security before its acquisition, the collected interest is divided into two parts as interest before and after the acquisition and only the interest income of the period after the acquisition is recorded as interest income in the financial statements.

The accrued interest income on non-performing loans are reversed and subsequently recognised as interest income only when collected.

Insurance business

Earned premiums: The premiums of life and non-life branches comprise the premiums due on contracts, net of cancellations, issued during a financial year. These premiums are recorded in the financial statements by taking the reserve for unearned premiums into consideration.

Unearned premium reserve: Insurance companies are required to allocate reserves for unearned premium for all in-force policies. In compliance with the Law no.7397, the unearned premium reserve is calculated for all outstanding policies during the balance sheet period after deducting commissions on an accrual basis.

Life assurance provision: Insurance companies operating in life insurance business are required to provide life assurance provision for future guaranteed policy benefits. The life assurance provision is computed by the actuary by taking the mortality assumptions announced officially applicable for Turkish insurance companies. In the calculation of such provision, the net rate of return on investments is also taken into account.

Provision for outstanding claims: Provision is allocated for the outstanding claims incurred and reported but not yet settled as of the reporting period end. Such provisions should be calculated taking into account the results of the appraisal reports or the preliminary assessments of the insured customer and the expert. Moreover, additional provision is allocated for outstanding claims incurred but not reported as of the balance sheet date.

Financial lease operations

Total of minimum rental payments including interests and principals are recorded under "financial lease receivables" as gross. The difference, i.e. the interest, between the total of rental payments and the cost of the related tangible asset is recorded under "unearned income". When the rent payment incurs, the rent amount is deducted from "financial lease receivables"; and the interest portion is recorded as interest income in the income statement.

3.6 Fees and commissions

Fees and commissions received and paid, and other fees and commissions paid to financial institutions are calculated according to either accrual basis of accounting or effective interest rate method depending on nature of fees and commissions, incomes derived from agreements and asset purchases from third parties are recognized as income when realized.

3.7 Financial assets

3.7.1 Financial assets at fair value through profit or loss

Such assets are valued at their fair values and gain/loss arising is recorded in the income statement. Interest income earned on trading securities and the difference between their acquisition costs and fair values are recorded as interest income in the income statement. In case of sales of such securities before their maturity, the gains/losses on such sales are recorded under trading income/losses.

3.7.2 Investments held-to-maturity, financial assets available-for-sale and loans and receivables

Financial assets are recorded at their purchase costs including the transaction costs.

Investments held-to-maturity are financial assets with fixed maturities and pre-determined payment schedules that the Bank and its financial affiliates have the intent and ability to hold until maturity, excluding originated loans and receivables.

There are no financial assets that are not allowed to be classified as investments held-to-maturity for two years due to the tainting rules applied for the breach of classification rules.

Investments held-to-maturity are recorded using discounting method with internal rate of return after deducting impairments, if any. Interest earned on investments held-to-maturity are recognized as interest income.

Financial assets available-for-sale, are financial assets other than assets held for trading purposes, investments held-to-maturity and originated loans and receivables.

Financial assets available-for-sale are measured at their fair values subsequently. However, assets for which fair values could not be determined reliably are valued using discounting method with internal rate of return for the ones with a fixed maturity; and using valuation models or discounted cash flow techniques for the ones which do not have a fixed maturity. Unrecognised gain/losses derived from the difference between their fair value and the discounted values are recorded in "securities value increase fund" under the shareholders' equity. In case of sales, the realized gain/losses are recognized directly in the income statement.

Government bonds indexed to consumer price index and issued on 21 February 2007 are for five-year maturity and with fixed real coupon rate of 5% semiannually. As per the statement made by the Turkish Treasury on the date of issuance, such securities will be valued taking into account the difference between the reference index at the issue date and the reference index at the balance sheet date to reflect the effects of inflation.

Purchase and sale transactions of securities are accounted at delivery dates.

Loans and receivables are financial assets raised through providing money, commodity and services to debtors.

Loans are financial assets with fixed or determinable payments and not quoted in an active market.

Loans and receivables are recognized at cost and measured at amortized cost using the effective interest method. Duties paid, transaction expenditures and other similar expenses on assets received against such risks are considered as a part of transaction cost and charged to customers.

3.8 Impairment of financial assets

Financial asset or group of financial assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such indication exists, the Bank estimates the amount of impairment.

Impairment loss incurs if, and only if, there is an objective evidence that the expected future cash flows of financial asset or group of financial assets are adversely effected by an event(s) ("loss event(s)") incurred subsequent to recognition. The losses expected to incur due to future events are not recognized even if the probability of loss is high.

If there is an objective evidence that certain loans will not be collected, for such loans; the Bank provides specific and general allowances for loan and other receivables classified in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables published on the Official Gazette no.2633 dated 1 November 2006. The allowances are recorded in the income statement of the related period.

3.9 Netting of financial instruments

In cases where the fair values of trading securities, securities available-for-sale, securities quoted at the stock exchanges, associates and subsidiaries are less then their carrying values, a provision for impairment is allocated, and the net value is shown on the balance sheet.

Specific allowances for non-performing loan and other receivables are provided in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables. Such allowances are deducted from loans under follow-up on the asset side.

Otherwise, the financial assets and liabilities are netted off only when there is a legal right to do so.

3.10 Repurchase and resale agreements and securities lending

Securities sold under repurchase agreements are recorded on the balance sheet in compliance with the Uniform Chart of Accounts for Banks. Accordingly, government bonds and treasury bills sold to customers under repurchase agreements are classified as "Investments Subject to Repurchase Agreements" and valued based on the Bank management's future intentions, either at market prices or using discounting method with internal rate of return. Funds received through repurchase agreements are classified separately under liability accounts and the related interest expenses are accounted on an accrual basis.

Securities purchased under resale agreements are classified under "interbank money markets" separately. An income accrual is accounted for the positive difference between the purchase and resale prices earned during the period.

3.11 Assets held for sale and discontinued operations

A tangible asset (or a disposal group) classified as "asset held for sale" is measured at lower of carrying value or fair value less costs to sell. An asset (or a disposal group) is regarded as "asset held for sale" only when the sale is highly probable and the asset (disposal group) is available for immediate sale in its present condition. For a highly probable sale, there must be a valid plan prepared by the management for the sale of asset including identification of possible buyers and completion of sale process. Furthermore, the asset should be actively in the market at a price consistent with its fair value.

A discontinued operation is a part of the Bank's business classified as sold or held-for-sale. The operating results of the discontinued operations are disclosed seperately in the income statement. The Bank or its financial affiliates have no discontinued operations.

3.12 Goodwill and other intangible assets

The intangible assets consist of goodwill, leasehold improvements, softwares, intangible rights and pre-operating expenses.

Goodwill and other intangible assets are recorded at cost in accordance with the Turkish Accounting Standard 38 (TAS 38) "Intangible Assets".

(Thousands of New Turkish Lira (YTL))

The costs of the intangible assets purchased before 31 December 2004 are restated from the purchasing dates to 31 December 2004, the date the hyperinflationary period is considered to be ended. The intangible assets purchased after this date are recorded at their historical costs. Assets purchased before 2005 are amortised over their estimated useful lives on a straight-line basis. From the beginning of 2005, newly purchased assets are amortised based on the declining balance which is one of the accelerated amortisation methods.

Goodwill represents the excess of the total acquisition costs over the shares owned in the net assets of the acquired company at the date of acquisition. The "net goodwill" resulted from the acquisition of the investment and to be included in the consolidated balance sheet, is calculated based on the financial statements of the investee company as adjusted according to the required accounting principles.

If any goodwill is computed at consolidation, it is recorded under intangible assets on the asset side of the consolidated balance sheet as an asset. It is assessed to identify whether there is any indication of impairment. If any such indication exists, the necessary provision is recorded as an expense in the income statement. The goodwill is not amortized.

Estimated useful lives of the intangible assets except for goodwill, are 5-15 years, and amortisation rates are 6.67-20%.

If there is objective evidence of impairment, the asset's recoverable amount is estimated in accordance with the Turkish Accounting Standard 36 (TAS 36) " Impairment of Assets" and if the recoverable amount is less then the carrying value of the related asset, a provision for impairment loss is made.

3.13 Tangible assets

The cost of the tangible assets purchased before 31 December 2004 are restated from the purchasing dates to 31 December 2004, the date the hyperinflationary period is considered to be ended. The tangible assets purchased after this date are recorded at their historical costs.

Tangible assets are recorded at cost in accordance with the Turkish Accounting Standard 16 (TAS 16) "Tangible Assets".

If there is objective evidence of impairment, the asset's recoverable amount is estimated in accordance with the Turkish Accounting Standard 36 (TAS 36) " Impairment of Assets" and if the recoverable amount is less then the carrying value of the related asset, a provision for impairment loss is made.

Gains/losses arising from the disposal of the tangible assets are calculated as the difference between the net book value and the net sales price.

Maintenance and repair costs incurred for tangible assets, are recorded as expense.

There are no restrictions such as pledges, mortgages or any other restriction on tangible assets.

There are no changes in the accounting estimates that are expected to have an impact in the current or subsequent periods.

(Thousands of New Turkish Lira (YTL))

Depreciation rates and estimated useful lives are:

Tangible assets	**Estimated useful lives (years)**	**Depreciation Rates (%) from 1 January 2005**	**Depreciation Rates (%) before 1 January 2005**
Buildings	50	4	2
Vaults	20-50	4-10	2-5
Motor vehicles	5-7	30-40	15-20
Other tangible assets	4-20	10-50	5-25

Tangible assets purchased before 2005 are depreciated over their estimated useful lives on a straight-line basis from the date of their acquisition. From the beginning of 2005, newly purchased tangible assets are depreciated based on the declining balance which is one of the accelerated depreciation methods.

The depreciation of an asset held for a period less than a full financial year is calculated as a proportion of the full year depreciation charge from the date of acquisition to the financial year end.

3.14 Leasing activities

The maximum period of the leasing agreements is 4 years. Leased assets are recognized by recording an asset or a liability. In the determination of the related asset and liability amounts, the lower of the fair value of the leased asset and the present value of leasing payments is considered. Financial costs on leasing agreements are expanded in lease periods at a fixed interest rate.

In cases where leased assets are impaired or the expected future benefits of the assets are less than their book values, the book values of such leased assets are reduced to their net realizable values. Depreciation for assets acquired through financial leases is calculated consistently with the same principle as for the tangible assets.

In operating leases, the rent payments are charged to the statement of operations in equal installments.

3.15 Provisions and contingent liabilities

In the financial statements, a provision is made for an existing commitment resulted from past events if it is probable that the commitment will be settled and a reliable estimate can be made of the amount of the obligation. Provisions are calculated based on the best estimates of management on the expenses to incur as of the balance sheet date and, if material, such expenses are discounted for their present values. If the amount is not reliably estimated and there is no probability of cash outflow from the Bank to settle the liability, the related liability is considered as "contingent" and disclosed in the notes to the financial statements.

Provisions made during the period are recorded under "provision for losses on loans and other receivables"; provisions that were booked in the prior periods and released in the current year are recorded under "other operating income".

(Thousands of New Turkish Lira (YTL))

3.16 Contingent assets

The contingent assets usually arise from unplanned or other unexpected events that give rise to the possibility of an inflow of economic benefits to the Bank or its financial affiliates. If an inflow of economic benefits has become probable, then the contingent asset is disclosed in the footnotes to the financial statements. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the financial statements of the period in which the change occurs.

3.17 Obligations concerning employee rights

As per the existing labour law in Turkey, the Bank is required to pay certain amounts to the employees retired or fired except for resignation or misbehaviours.

The Bank reserved for employee severance indemnities in the accompanying financial statements using actuarial method in accordance with the Turkish Accounting Standard 19 (TAS 19) "Employee Benefits".

The major actuarial assumptions used in the calculation of the total liability are as follows:

	30 September 2007	31 December 2006
Discount Rate	5.71%	5.71%
Expected Rate of Salary/Limit Increase	5.00%	5.00%
Estimated Employee Turnover Rate	5.25%	5.25%

The Bank provided for undiscounted short-term employee benefits earned during the financial periods as per services rendered in accordance with TAS 19.

The employees of the Bank are the members of "Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı Vakfı" (the Fund) established as per the temporary article no.20 of the Social Security Law no.506.

As per the letter of the Ministry of Employement and Social Security no.55723 dated 9 November 2006, the temporary Article no.23 of the Turkish Banking Law no.5411 and the temporary Article no.6 of the Law no.5502 dated 16 May 2006, the Board of Ministry of Turkey has agreed on 30 November 2006 by the Decree of Board of Ministries no. 2006/11345 that the Decree on the transfer of pension funds similar foundations subject to the temporary article no.20 of the Social Security Law no.506 together with their members and the persons who are paid under insurance coverage for disablement, old-age and mortality and their right-holders to Social Security Foundation (SSF) will take place.

As per the Article no.9 of the related Decision of Board of Ministries;

The discounted liability for each fund in terms of the persons transferred as of the transfer date, including the contributors left the fund, should be calculated by taking the revenues and expenditures of funds into account under the Law no.506 as follows;

a) The technical interest rate to be used for the actuarial calculation is 10.24% calculated as the nominal interest rate at the issue date of the longest-maturity discounted New Turkish Lira-denominated government bonds as of 30 June 2005, as adjusted to real interest rate using the year-end inflation target based on the consumer price index declared in the Medium-Term Program of the Turkish Government.

b) Mortality table "CSO 1980 female and male lifetime tables" will be used for death-age assumptions.

(Thousands of New Turkish Lira (YTL))

c) Estimated premium payments (including insurance premiums for illness) made by contributors of the fund after the date of transfer of the fund (i.e. active members and persons making volantary premium payments) up to the date they are entitled to receive salary or income as per the Law no.506 are taken into account as revenue in the calculation of discounted value of the fund.

The technical financial statements of the Fund are audited by the certified actuary according to the Article no.38 of the Insurance Law and the "Actuaries Regulation" issued as per this Article. As per the actuarial report dated 12 February 2007 and prepared in compliance with the principles explained above, there is no technical or actual deficit determined which requires provision against.

On 2 November 2005 the President had applied to the Constitutional Court for annulment of certain statements of the related Article of the Turkish Banking Law no.5411 related with the transfer of funds to SSF. By the decision of the Constitutional Court no.E.2005/39, K.2007/33 dated 22 March 2007 as published in the Official Gazette no.26479 dated 31 March 2007, the related Article was annulled and its execution was aborted as of the publication date of this decision.

Except for the employees of the Bank, the retirement-related benefits of the employees of the consolidated subsidiaries and associates are subject to SSF in case of domestic investees and to the legislations of the related countries in case of foreign investee companies. There are no obligations not reflected in the accompanying consolidated financial statements.

3.18 Taxation

3.18.1 Corporate tax

In accordance with Article No. 32 of the new Corporate Tax Law no.5520 published in the Official Gazette no.26205 dated 21 June 2006, the corporate tax rate is reduced from 30% to 20% in Turkey. Accordingly, effective from 1 January 2006, statutory income is subject to corporate tax at 20%. This rate is applied to accounting income modified for certain exemptions (like dividend income) and deductions (like investment incentives), and additions for certain non-tax deductable expenses and allowances for tax purposes. If there is no dividend distribution planned, no further tax charges are made.

Dividends paid to the resident institutions and the institutions working through local offices or representatives in Turkey are not subject to withholding tax. As per the decision no.2006/10731 of the Council of Ministers published in the Official Gazette no.26237 dated 23 July 2006, certain duty rates included in the articles no.15 and 30 of the new Corporate Tax Law no.5520 are revised. Accordingly, the withholding tax rate on the dividend payments other than the ones paid to the nonresident institutions generating income in Turkey through their operations or permanent representatives and the resident institutions, increased to 15% from 10%. In applying the withholding tax rates on dividend payments to the nonresident institutions and the individuals, the withholding tax rates covered in the related Double Tax Treaty Agreements are taken into account. Appropriation of the retained earnings to capital is not considered as profit distribution and therefore is not subject to withholding tax.

The prepaid taxes are calculated and paid at the rates valid for the earnings of the related years. The prepayments can be deducted from the annual corporate tax calculated for the whole year earnings.

In accordance with the Turkish tax legislation, the tax losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from previous periods.

(Thousands of New Turkish Lira (YTL))

In Turkey, there is no procedure for a final and definite agreement on tax assessments. Companies file their tax returns with their tax offices by the end of 25th of the fourth month following the close of the accounting period to which they relate. Tax returns are open for five years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

Effective from 1 January 2006, the article 2 of the Law no.5479 published in the Official Gazette dated 8 April 2006 with no.26133 and the article 19 of the Income Tax Law that used to regulate the investment incentives are abolished. However, the provisional article 69 added to the Income Tax Law through this law regulates the transition period in application of investment incentives.

3.18.2 Deferred taxes

According to the Turkish Accounting Standard 12 (TAS 12) "Income Taxes"; deferred tax assets and liabilities are recognized, using the balance sheet method, on all taxable temporary differences arising between the carrying values of assets and liabilities in the financial statements and their corresponding balances considered in the calculation of the tax base, except for the differences not deductible for tax purposes and initial recognition of assets and liabilities which affect neither accounting nor taxable profit.

If transactions and events are recorded in the income statement, then the related tax effects are also recognized in the income statement. However, if transactions and events are recorded directly in the shareholders' equity, the related tax effects are also recognized directly in the shareholders' equity.

In compliance with TAS 12, the deferred tax assets and liabilities of the consolidated affiliates are presented on the asset and liability sides of financial statements seperately, without any offsetting.

3.19 Funds borrowed

Funds are generated from domestic and foreign sources when this is necessary. The funds borrowed from foreign sources are mainly in the form of syndications and securitizations. The funds borrowed received are recorded at their purchase costs and discounted by using the internal rate of return.

There are no convertible bonds or any other securities issued.

3.20 Shares and share issuances

None.

3.21 Confirmed bills of exchange and acceptances

Confirmed bills of exchange and acceptances are realized simultaneously with the customer payments and recorded in off-balance sheet accounts as possible debt and commitment, if any.

3.22 Government incentives

As of 30 September 2007, the Bank or its financial affiliates do not have any government incentives or aids.

3.23 Segment reporting

The Bank operates in corporate, commercial, small business, retail and investment banking. Accordingly, the banking products served to customers are; custody services, time and demand deposits, accumulating deposit accounts, repos, overdraft facilities, spot loans, foreign currency indexed loans, consumer loans, automobile and housing loans, working capital loans, discounted bills, gold loans, foreign currency loans, eximbank loans, pre-export loans, ECA covered financing, letters of guarantee, letters of credit, export factoring, acceptance credits, draft facilities, forfaiting, leasing, insurance, forward, futures, salary payments, investment account (ELMA), cheques, safety boxes, bill payments, tax collections, payment orders. GarantiCard, BonusCard, Shop&Miles, BusinessCard under the brand name of Visa and Mastercard, and also American Express credit cards and Maestro ve Electron Garanti24 cards are available.

The Bank provides service packages to its corporate, commercial and retail customers including deposit, loans, foreign trade transactions, investment products, cash management, leasing, factoring, insurance, credit cards, and other banking products. A customer-oriented branch network has been built in order to serve customers' needs effectively and efficiently. The Bank also utilizes alternative delivery channels intensively.

The Bank provides corporate banking products to international and national holdings in Turkey by coordinating regional offices, suppliers and intermediaries, utilizing cross-selling techniques. Mainly, it provides services through its commercial and mixed type of branches to export-revenue earning sectors like tourism and textile and exporters of Turkey's traditional agricultural products.

Additionally, the Bank provides "small business" banking service to enterprises in retail and service sectors. Products include overdraft accounts, POS machines, credit cards, cheque books, TL and foreign currency deposits, investment accounts, internet banking and call-center, debit card, and bill payment.

Retail banking customers form a wide-spread and sustainable deposit base for the Bank. Individual customers' needs are met by diversified consumer banking products through branches and alternative delivery channels.

(Thousands of New Turkish Lira (YTL))

Information on the business segments on a consolidated basis is as follows as of 30 September 2007:

Current Period	**Retail Banking**	**Corporate Banking**	**Investment Banking**	**Other**	**Total Operations**
Total Operating Profit	959,307	1,214,446	541,700	563,142	3,278,595
Other	-	-	-	912,340	912,340
Total Operating Profit	**959,307**	**1,214,446**	**541,700**	**1,475,482**	**4,190,935**
Net Operating Profit	728,374	713,683	338,913	640,295	2,421,265
Income from Associates, Subsidiaries and Joint-Ventures	-	-	-	2,866	2,866
Net Operating Profit	**728,374**	**713,683**	**338,913**	**643,161**	**2,424,131**
Provision for Taxes	-	-	-	(390,689)	(390,689)
Net Profit	**728,374**	**713,683**	**338,913**	**252,472**	**2,033,442**
Segment Assets	12,796,937	23,983,046	21,870,177	8,266,306	66,916,466
Investments in Associates, Subsidiaries and Joint-Ventures	-	-	-	36,471	36,471
Undistributed Items	-	-	-	-	-
Total Assets	**12,796,937**	**23,983,046**	**21,870,177**	**8,302,777**	**66,952,937**
Segment Liabilities	22,591,121	13,648,129	16,251,802	7,787,322	60,278,374
Shareholders' Equity	-	-	-	6,674,563	6,674,563
Undistributed Items	-	-	-	-	-
Total Liabilities and Shareholders' Equity	**22,591,121**	**13,648,129**	**16,251,802**	**14,461,885**	**66,952,937**
Other Segment Items					
Capital Expenditure	-	-	-	-	-
Depreciation Expenses	-	-	-	130,462	130,462
Impairment Losses	-	-	3,215	245,892	249,107
Other Non-Cash Income/Expenses	39,637	(18,626)	(279,886)	(120,511)	(379,386)
Restructuring Costs	-	-	-	-	-

(Thousands of New Turkish Lira (YTL))

3.24 Other disclosures

3.24.1 Disclosures for the first-time adoption of Turkish Accounting Standards

The accounting principles and valuation methods used in the preparation of the prior period consolidated financial statements are revised as explained in Note 3.1 in compliance with Turkish Accounting Standards and Turkish Financial Reporting Standards as per the communiqué no.1 "Frame for Preparation and Presentation of Financial Statements" of the Turkish Accounting Standards Board published on the Official Gazette no.25702 dated 16 January 2005. In compliance with the Turkish Accounting Standard 8 (TAS 8) "Accounting Policies, Changes in Accounting Estimates and Errors", the adjustments net of deferred tax effects made to the financial statements of the prior period are summarized below.

	Current Period Profit/Loss (*)	Prior Periods Profit/Loss (*)	Total Shareholders' Equity (**)
Reported Balances as of 31 December 2005	767,081	-	3,956,617
Reserve for Employee Severance Indemnities	(8,576)	(9,805)	(18,381)
Provision for Short-Term Employee Benefits	(6,198)	(23,290)	(29,488)
Provision for Promotion Expenses of Credit Cards	(3,301)	(7,745)	(11,046)
Cancellation of Negative Goodwill	(154)	154	-
Reclassification of the Year 2004 Extraordinary Reserves to Prior Periods Profit/Loss	-	36,307	-
Adjusted Balances as of 31 December 2005	748,852	(4,379)	3,897,702

(*) excluding minority interest
(**) including minority interest

	Net Profit/Loss of Period	Total Shareholders' Equity
Reported Balances as of 30 September 2006	851,524	4,439,050
Reserve for Employee Severance Indemnities	(1,504)	(19,885)
Provision for Short-Term Employee Benefits	(1,203)	(30,691)
Provision for Promotion Expenses of Credit Cards	2,654	(8,392)
Bonus Shares of Associates, Subsidiaries and Joint-Ventures	5,618	5,618
Adjusted Balances as of 30 September 2006	857,089	4,435,700

3.24.2 Other reclassifications

The factoring payables amounting YTL 178,561 thousands are netted with the same amount of factoring receivables as of 31 December 2006. As a result of this netting, the capital adequacy ratio increased from 12.76% to 12.83%.

The foreign exchange losses of YTL 14,267 thousands on the principal of foreign currency-indexed loans, is reclassified from "other operating expenses" to "foreign exchange losses"; and the foreign exchange gains of YTL 165,746 thousands and YTL 164,920 thousands on the foreign currency-indexed loans and securities respectively from "other operating income" to "foreign exchange gains" as of 30 September 2006.

4 Consolidated Financial Position and Results of Operations

4.1 Consolidated capital adequacy ratio

The Bank's consolidated capital adequacy ratio is 13.81% (unconsolidated basis: 15.09%) as of 30 September 2007.

4.1.1 Risk measurement methods in calculation of consolidated capital adequacy ratio

Capital adequacy ratio is calculated within the scope of the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and "Regulation on Equities of Banks" published in Official Gazette no.26333 dated 1 November 2006.

In calculation of capital adequacy ratio, the accounting records prepared in compliance with the current legislation are used.

The items deducted from the capital base are not included in the calculation of risk weighted assets. In calculation of risk weighted assets, impairments, depreciation and amortisation, and provisions are considered as deduction items.

In the calculation of their risk-based values, non-cash loans are weighted after netting with specific provisions that are classified under liabilities and calculated based on the "Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables". The net amounts are then multiplied by the rates stated in the Article 5 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

In the calculation of the risk based values of the derivative financial instruments, such instruments are weighted once more and classified according to the related risk groups after being multiplied by the rates stated in the Article 5 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

(Thousands of New Turkish Lira (YTL))

4.1.2 Details of consolidated capital adequacy ratio

	Risk Weightings							
	Parent Bank Only				**Consolidated**			
	0%	*20%*	*50%*	*100%*	*0%*	*20%*	*50%*	*100%*
Value at Credit Risk								
Balance Sheet Items (Net)	**20,535,180**	**2,736,395**	**6,922,965**	**28,800,548**	**21,724,651**	**4,024,656**	**7,226,036**	**32,483,815**
Cash on Hand	365,838	3,738	-	-	375,115	3,738	-	-
Securities in Redemption	-	-	-	-	-	-	-	-
Balances with the Central Bank of Turkey	1,532,235	-	-	-	1,532,235	-	-	-
Domestic and Foreign Banks, Foreign Headoffices and Branches	-	1,270,210	-	1,173,499	401,586	2,307,958	-	1,559,646
Interbank Money Market Placements	-	-	-	-	-	-	-	-
Receivables from Reverse Repurchase Agreements	-	-	-	-	-	-	-	-
Reserve Deposits	2,453,735	-	-	-	2,453,735	-	-	-
Loans	2,264,723	180,059	6,862,312	24,607,894	2,299,513	363,140	6,910,014	26,157,798
Loans under Follow-Up (Net)	-	-	-	301,061	-	-	-	301,489
Lease Receivables	-	-	-	-	52,544	47,023	251,802	1,392,033
Financial Assets Available-for-Sale	9,548,859	1,054,375	-	255,384	9,728,040	1,054,449	-	492,195
Investments Held-to-Maturity	3,801,000	-	-	-	4,298,961	-	-	25,480
Receivables from Term Sale of Assets	-	-	-	247,862	-	-	-	247,862
Miscellaneous Receivables	9,745	-	-	112,162	9,745	-	-	633,268
Accrued Interest and Income	493,557	8,380	60,653	558,245	500,428	28,715	64,220	595,794
Investments in Associates, Subsidiaries and Joint-Ventures (Net)	-	-	-	575,731	-	-	-	9,448
Tangible Assets (Net)	-	-	-	931,287	-	-	-	1,014,096
Other Assets	65,488	219,633	-	37,423	72,750	219,633	-	54,706
Off-Balance Sheet Items	**2,564,644**	**4,585,573**	**1,144,352**	**6,270,640**	**2,572,854**	**4,676,239**	**1,153,610**	**6,490,188**
Non-Cash Loans and Commitments	2,564,644	4,435,433	1,144,352	6,260,480	2,572,619	4,505,050	1,153,610	6,414,407
Derivative Financial Instruments	-	150,140	-	10,160	235	171,189	-	75,781
Non-Risk-Weighted Accounts	-	-	-	-	-	-	-	-
Total Risk-Weighted Assets	**23,099,824**	**7,321,968**	**8,067,317**	**35,071,188**	**24,297,505**	**8,700,895**	**8,379,646**	**38,974,003**

4.1.3 Summary information related to consolidated capital adequacy ratio

	Parent Bank Only		**Consolidated**	
	Current Period	**Prior Period**	**Current Period**	**Prior Period**
Value at Credit Risk (VaCR)	40,569,241	31,465,572	44,904,005	35,367,309
Value at Market Risk (VaMR)	1,030,513	303,300	1,951,275	1,506,975
Value at Operational Risk (VaOR)	4,270,571	-	5,109,996	-
Shareholders' Equity	6,923,518	4,485,274	7,174,166	4,729,134
Shareholders' Equity/ (VaCR+VaMR+VaOR)*100	15.09%	14.12%	13.81%	12.83%

VaCR: Value at Credit Risk
VaMR: Value at Market Risk
VaOR: Value at Operational Risk

(Thousands of New Turkish Lira (YTL))

4.1.4 Components of consolidated shareholders' equity

	Current Period	Prior Period
CORE CAPITAL		
Paid-in Capital	2,113,321	2,103,031
Nominal Capital	2,113,321	2,103,031
Capital Commitments (-)	-	-
Capital Reserves from Inflation Adjustments to Paid-in Capital	773,960	773,640
Share Premium	-	-
Share Cancellation Profits	-	-
Legal Reserves	169,842	110,030
I. Legal Reserve (Turkish Commercial Code 466/1)	146,215	96,236
II. Legal Reserve (Turkish Commercial Code 466/2)	23,627	13,794
Reserves allocated as per Special Legislations	-	-
Status Reserves	-	-
Extraordinary Reserves	1,388,115	527,769
Reserve allocated as per the Decision held by the General Assembly	1,388,115	527,769
Retained Earnings	-	-
Accumulated Losses	-	-
Exchange Rate Differences on Foreign Currency Capital	-	-
Reserves from Inflation Adjustments to Legal, Status and Extraordinary Reserves	-	-
Profit	2,033,442	1,166,563
Current Period Profit	2,033,442	1,166,563
Prior Periods Profit	-	-
Provision for Possible Losses (upto 25% of Core Capital)	32,000	30,000
Income on Sale of Equity Shares and Real Estates to be used up for Capital Increase	27,717	-
Primary Subordinated Debt (upto 15% of Core Capital)	-	-
Loss excess of Reserves (-)	-	-
Current Period Loss	-	-
Prior Periods Loss	-	-
Leasehold Improvements (-)	75,095	61,586
Prepaid Expenses (-)	197,242	151,713
Intangible Assets (-)	24,366	25,686
Deferred Tax Asset excess of 10% of Core Capital (-)	-	-
Limit excesses as per the 3rd Paragraph of the Article 56 of the Banking Law (-)	-	-
Total Core Capital	**6,538,397**	**4,711,033**
SUPPLEMENTARY CAPITAL		
General Provisions	247,106	158,466
45% of Revaluation Surplus on Movables	-	-
45% of Revaluation Surplus on Immovables	966	966
Bonus Shares of Associates, Subsidiaries and Joint-Ventures	1,509	950
Hedging Reserves (effective portion)	9,296	(19,370)
Primary Subordinated Debt excluding the Portion included in Core Capital	-	-
Secondary Subordinated Debt	695,972	106,484
45% of Securities Value Increase Fund	66,107	55,217
Associates and Subsidiaries	-	-
Investment Securities Available for Sale	66,107	55,217
Other Reserves	8,309	36,923
Total Supplemantary Capital	**1,029,265**	**339,636**
TIER III CAPITAL		-
CAPITAL	**7,567,662**	**5,050,669**

(Thousands of New Turkish Lira (YTL))

DEDUCTIONS FROM CAPITAL	393,496	321,535
Unconsolidated investments in Entities (domestic/foreign) operating in Banking and Financial Sectors at 10% or more	27,023	1,004
Investments in Entities (domestic/foreign) operating in Banking and Financial Sectors at less than 10% exceeding 10% or more of the Total Core and Supplementary Capitals	-	-
Loans to Banks, Financial Institutions (domestic/foreign) or Qualified Shareholders in the form of Secondary Subordinated Debts and Debt Instruments purchased from Such Parties qualified as Primary or Secondary Subordinated Debts	-	-
Loan granted to Customer against the Articles 50 and 51 of the Banking Law	-	-
Net Book Values of Immovables exceeding 50% of the Capital and of Assets Acquired against Overdue Receivables and Held for Sale as per the Article 57 of the Banking Law but Retained more than Five Years	69,770	81,546
Others		-
TOTAL SHAREHOLDERS' EQUITY	7,174,166	4,729,134

4.2 Consolidated credit risk

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

4.3 Consolidated market risk

The Bank has defined its risk management procedures and has taken necessary precaution in order to avoid market risk, in compliance with "Regulation on Bank's Internal Control and Risk Management Systems" and "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no. 26333 dated 1 November 2006.

Being exposed to market risk, the Bank's Board of Directors has identified risk management strategies and policies considering the suggestions by the Executive Risk Commitee and has pursued the application of these strategies periodically. Considering the existing major risks, the Bank's Board of Directors determines and revises the risk limits, when necessary. The Board of Directors ensures that the risk management group and the executive management are taking necessary action in identifying, measuring, controlling and managing several risks.

Market risks arising from trading transactions are measured by internal risk measurement model using value at risk (VaR) methodology. VaR is calculated by three different methods, namely historical simmulation, monte carlo simmulation and parametric method. Market risk arising from maturity mismatches of assets and liabilities is calculated through the assets-liabilities risk measurement model.

The periodical stress testing and scenario analysis support the above mentioned measurements. Traditional risk measurement methods such as cash flow projection, duration and variance analysis are also used.

The capital need for general market risk and specific risks is calculated using the standart method defined by the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and reported monthly.

(Thousands of New Turkish Lira (YTL))

4.3.1 Value at market risk on a consolidated basis

	Amount
(I) Capital Obligation against General Market Risk - Standard Method	67,340
(II) Capital Obligation against Specific Risks - Standard Method	54,098
(III) Capital Obligation against Currency Risk - Standard Method	25,902
(IV) Capital Obligation against Stocks Risks - Standard Method	-
(V) Capital Obligation against Exchange Risks - Standard Method	-
(VI) Capital Obligation against Market Risks of Options - Standard Method	8,762
(VII) Capital Obligation against Market Risks of Banks applying Risk Measurement Models	-
(VIII) Total Capital Obligations against Market Risk (I+II+III+IV+V+VI)	**156,102**
(IX) Value-At-Market Risk ((12.5*VIII) or (12.5*VII))	**1,951,275**

4.3.2 Monthly average values at market risk

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

4.4 Consolidated operational risk

The value at operational risk is calculated according to the basic indicator approach as per the Article 14 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

The annual gross income is composed of net interest income plus net non-interest income at year end. It is increased by provisions, operating expenses including fees paid to outsourcing service providers, and reduced by realised gains/losses from the sale of securities available-for-sale and held-to-maturity and extraordinary income and income derived from insurance claims.

	31 December 2004	31 December 2005	31 December 2006
(I) Net Interest Income	1,423,468	1,817,392	2,075,885
(II) Net Non-Interest Income	(1,022,900)	(1,065,662)	(909,320)
(III) Provisions	735,434	664,890	682,656
(IV) Operating Expenses	1,270,775	1,464,074	1,591,847
(V) Gain/Loss on Securities Available-for-Sale and Held-to-Maturity	67,432	58,854	51,307
(VI) Extraordinary Income	84,339	132,907	157,707
(VII) Gross Income (I+II+III+IV+V-VI-VII)	2,255,006	2,688,933	3,232,054
(VIII) Average Gross Income (Total Gross Income/3)	2,725,331		
(IX) Value at Operational Risk (Av. Gross Income x 15% x 12.5)	5,109,996		

4.5 Consolidated foreign currency exchange rate risk

Foreign currency open position limit is set in compliance with the legal standard ratio of net foreign currency position. As of 30 September 2007, the Bank and its financial affiliates' net 'on balance sheet' foreign currency short position amounts to YTL 2,043,554 thousands (31 December 2006: YTL 3,231,168 thousands), net 'off-balance sheet' foreign currency long position amounts to YTL 2,136,355 thousands (31 December 2006: YTL 3,392,232 thousands), while net foreign currency long position amounts to YTL 92,801 thousands (31 December 2006: YTL 161,064 thousands).

(Thousands of New Turkish Lira (YTL))

The consolidated foreign currency position risk is measured by "standard method" and "value-at-risk (VaR) model". Measurements by standard method are carried out weekly, whereas measurements by "VaR" are done daily.

The Bank's effective exchange rates at the date of balance sheet and for the last five working days of the period announced by the Bank in YTL are as follows:

	US$	**EUR**	**Yen (100)**	**GBP**
The Bank's foreign currency purchase rate at balance sheet date	1,2050	1,7148	1,0487	2,4550
Foreign currency rates for the days before balance sheet date:				
Day 1	1,2050	1,7136	1,0480	2,4542
Day 2	1,2130	1,7168	1,0489	2,4544
Day 3	1,2200	1,7231	1,0550	2,4591
Day 4	1,3300	1,7331	1,0722	2,4741
Day 5	1,2250	1,7260	1,0651	2,4768
Last 30-day arithmetical average rate	1,2570	1,7480	1,0930	2,5389

(Thousands of New Turkish Lira (YTL))

The Bank's consolidated currency risk:

	Euro	US$	Yen	Other FCs	Total
Current Period					
Assets					
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	3,539,448	61,738	275	72,866	3,674,327
Banks and Other Financial Institutions	1,059,254	2,257,027	97,377	110,886	3,524,544
Financial Assets at Fair Value through Profit/Loss	108,860	657,437	32	9,666	775,995
Interbank Money Market Placements	-	-	-	-	-
Financial Assets Available-for-Sale	92,289	3,774,446	-	65,940	3,932,675
Loans	5,820,127	9,909,461	32,662	465,763	16,228,013
Investments in Associates, Subsidiaries and Joint-Ventures	546	-	-	-	546
Investments Held-to-Maturity	132,967	762,889	-	-	895,856
Derivative Financial Assets Held for Risk Management	-	12,671	-	-	12,671
Tangible Assets	59,532	404	-	1,618	61,554
Intangible Assets	5,760	240	-	702	6,702
Other Assets	884,526	536,458	2	10,757	1,431,743
Total Assets	**11,703,309**	**17,972,771**	**130,348**	**738,198**	**30,544,626**
Liabilities					
Bank Deposits	156,652	341,040	30	208,697	706,419
Foreign Currency Deposits	7,702,802	12,161,771	27,781	600,606	20,492,960
Interbank Money Market Takings	62,191	1,052,696	-	-	1,114,887
Other Fundings	2,398,845	7,391,225	2,194	-	9,792,264
Securities Issued	-	-	-	-	-
Miscellaneous Payables	68,769	62,032	-	5,594	136,395
Derivative Financial Liabilities Held for Risk Management	-	124	-	-	124
Other Liabilities (*)	148,107	132,739	881	63,404	345,131
Total Liabilities	**10,537,366**	**21,141,627**	**30,886**	**878,301**	**32,588,180**
Net 'On Balance Sheet' Position	**1,165,943**	**(3,168,856)**	**99,462**	**(140,103)**	**(2,043,554)**
Net 'Off-Balance Sheet' Position	**(1,194,310)**	**3,063,310**	**(18,562)**	**285,917**	**2,136,355**
Derivative Assets	1,377,238	8,826,873	3,951	721,651	10,929,713
Derivative Liabilities	(2,571,548)	(5,763,563)	(22,513)	(435,734)	(8,793,358)
Non-Cash Loans	-	-	-	-	-
Prior Period					
Total Assets	**10,183,040**	**16,004,675**	**17,464**	**497,614**	**26,702,793**
Total Liabilities	**9,702,596**	**19,450,587**	**19,894**	**760,884**	**29,933,961**
Net ' On Balance Sheet' Position	**480,444**	**(3,445,912)**	**(2,430)**	**(263,270)**	**(3,231,168)**
Net 'Off-Balance Sheet' Position	**(377,428)**	**3,374,281**	**4,597**	**390,782**	**3,392,232**
Derivative Assets	1,194,583	5,776,120	12,682	529,508	7,512,893
Derivative Liabilities	(1,572,011)	(2,401,839)	(8,085)	(138,726)	(4,120,661)
Non-Cash Loans	-	-	-	-	-

(*) Other liabilities also include gold deposits of YTL 54,594 thousands that is included in "deposits" in the accompanying consolidated financial statements.

(Thousands of New Turkish Lira (YTL))

4.6 Consolidated interest rate risk

Interest sensitivity of assets, liabilities and off-balance sheet items is evaluated during the weekly Assets-Liabilities Committee meetings taking into account the developments in market conditions.

Bank's interest rate risk is measured by the standard method, value at risk (VaR) and asset-liability risk measurement models.

Measurements for standard method are carried out monthly using the maturity ladder table, while measurements for VaR calculations are done daily. Asset-liability risk measurement model is studied monthly.

During the daily VaR calculations, the interest rate risks of the Bank's YTL and FC trading and investment securities available for sale and off-balance sheet position are measured. These are supported by scenario analysis and stress testing.

4.6.1 Interest rate sensitivity of assets, liabilities and off balance sheet items (based on repricing dates)

Current Period	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	2,502,877	-	-	-	-	1,911,089	**4,413,966**
Banks and Other Financial Institutions	2,142,873	207,741	697,740	842,046	97,759	350,902	**4,339,061**
Financial Assets at Fair Value through Profit/Loss	120,021	9,278	45,883	185,867	496,359	230,200	**1,087,608**
Interbank Money Market Placements	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	893,831	571,300	4,137,065	1,243,205	4,376,046	527,542	**11,748,989**
Loans	8,864,474	7,749,358	3,428,121	3,397,675	11,926,150	817,345	**36,183,123**
Investments Held-to-Maturity	193,129	920	3,034,444	189,855	890,290	54,984	**4,363,622**
Other Assets	193,902	482,040	284,025	399,029	1,001,714	2,455,858	**4,816,568**
Total Assets	**14,911,107**	**9,020,637**	**11,627,278**	**6,257,677**	**18,788,318**	**6,347,920**	**66,952,937**
Liabilities							
Bank Deposits	701,376	153,809	43,652	10,685	-	251,656	**1,161,178**
Other Deposits	25,018,077	3,155,410	868,988	694,897	238,459	7,423,872	**37,399,703**
Interbank Money Market Takings	4,668,381	543,796	501,197	613,408	50,557	65,628	**6,442,967**
Miscellaneous Payables	-	-	-	-	-	2,258,024	**2,258,024**
Securities Issued	-	-	-	-	-	-	-
Other Fundings	5,608,803	1,573,201	1,491,551	1,768,715	584,140	140,162	**11,166,572**
Other Liabilities	103	-	-	455	142	8,523,793	**8,524,493**
Total Liabilities	**35,996,740**	**5,426,216**	**2,905,388**	**3,088,160**	**873,298**	**18,663,135**	**66,952,937**
On Balance Sheet Long Position		**3,594,421**	**8,721,890**	**3,169,517**	**17,915,020**		**33,400,848**
On Balance Sheet Short Position	**(21,085,633)**					**(12,315,215)**	**(33,400,848)**
Off-Balance Sheet Long Position	**3,184**	**4,600**	**21,427**	**2,648**	**1,617**	-	**33,476**
Off-Balance Sheet Short Position	**(4,133)**	**(41,647)**	**(21,402)**	**(2,648)**	**(1,617)**	-	**(71,447)**
Total Position	**(21,086,582)**	**3,557,374**	**8,721,915**	**3,169,517**	**17,915,020**	**(12,315,215)**	**(37,971)**

(Thousands of New Turkish Lira (YTL))

Average interest rates on monetary financial instruments (%):

Current Period	**Euro**	**US$**	**Yen**	**YTL**
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1.70	-	-	12.93
Banks and Other Financial Institutions	4.00-4.50	4.43-7.95	1.25	17.40-23.13
Financial Assets at Fair Value through Profit/Loss	6.49-6.50	7.00-12.38	-	16.25-18.76
Interbank Money Market Placements	-	-	-	-
Financial Assets Available-for-Sale	4.75-10.63	7.00-12.75	-	14.07-20.78
Loans	6.16-10.71	7.00-13.90	2.28	23.15-24.48
Investments Held-to-Maturity	8.13-9.88	6.88-12.38	-	18.12-20.78
Liabilities				
Bank Deposits	3.95-6.41	5.12-6.70	-	14.00-18.01
Other Deposits	1.25-5.00	1.00-6.50	0.48	15.15
Interbank Money Market Takings	-	1.00-5.48	-	14.00-16.63
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	4.68-6.54	5.00-6.29	1,76	13.00-18.92

(Thousands of New Turkish Lira (YTL))

4.6.2 Interest rate sensitivity of assets, liabilities and off balance sheet items (based on repricing dates)

Prior Period	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	3,425,434	-	-	-	-	1,858,999	**5,284,433**
Banks and Other Financial Institutions	1,673,808	136,959	230,902	201,399	99,924	209,589	**2,552,581**
Financial Assets at Fair Value through Profit/Loss	52,106	107,268	80,996	296,216	464,813	51,166	**1,052,565**
Interbank Money Market Placements	-	-	-	-	-	-	**-**
Financial Assets Available-for-Sale	1,760,022	3,897,170	1,291,782	209,774	2,588,313	62,938	**9,809,999**
Loans	8,668,560	5,686,549	2,634,832	5,552,701	6,487,302	204,909	**29,234,853**
Investments Held-to-Maturity	577,933	2,408,687	92,703	635,345	1,468,147	(10,214)	**5,172,601**
Other Assets	353,390	306,991	258,386	495,267	723,158	1,875,601	**4,012,793**
Total Assets	**16,511,253**	**12,543,624**	**4,589,601**	**7,390,702**	**11,831,657**	**4,252,988**	**57,119,825**
Liabilities							
Bank Deposits	1,078,567	189,799	30,390	27,178	17,306	230,475	**1,573,715**
Other Deposits	21,874,365	2,787,447	415,708	557,406	87,750	6,483,814	**32,206,490**
Interbank Money Market Takings	3,708,339	217,703	105,881	179,078	1,071,885	12,759	**5,295,645**
Miscellaneous Payables	-	-	-	-	-	1,740,498	**1,740,498**
Securities Issued	-	-	-	-	-	-	**-**
Other Fundings	3,850,782	1,547,357	2,389,256	1,231,014	761,576	25,262	**9,805,247**
Other Liabilities	1,465,789	160,853	102,005	195,721	1,166	4,572,696	**6,498,230**
Total Liabilities	**31,977,842**	**4,903,159**	**3,043,240**	**2,190,397**	**1,939,683**	**13,065,504**	**57,119,825**
On Balance Sheet Long Position	**-**	**7,640,465**	**1,546,361**	**5,200,305**	**9,891,974**	**-**	**24,279,105**
On Balance Sheet Short Position	**(15,466,589)**	**-**	**-**	**-**	**-**	**(8,812,516)**	**(24,279,105)**
Off-Balance Sheet Long Position	**3,184**	**4,600**	**21,427**	**508**	**4,921**	**-**	**34,640**
Off-Balance Sheet Short Position	**(4,133)**	**(41,647)**	**(21,402)**	**(508)**	**(4,921)**	**-**	**(72,611)**
Total Position	**(15,467,538)**	**7,603,418**	**1,546,386**	**5,200,305**	**9,891,974**	**(8,812,516)**	**(37,971)**

(Thousands of New Turkish Lira (YTL))

Average interest rates on monetary financial instruments (%):

Prior Period	**Euro**	**US$**	**Yen**	**YTL**
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	-	-	-	-
Banks and Other Financial Institutions	2.75-4.75	3.25-8.00	-	17.34-21.50
Financial Assets at Fair Value through Profit/Loss	5.63-6.50	7.00-12.38	-	14.08-21.43
Interbank Money Market Placements	-	-	-	-
Financial Assets Available-for-Sale	5.34-10.63	7.08-12.75	-	20.60-21.21
Loans	5.73-9.93	7.00-14.33	2.80	20.00-25.16
Investments Held-to-Maturity	5.75-9.88	6.88-12.38	-	17.53-23.06
Liabilities				
Bank Deposits	3.33-5.67	5.25-7.35	-	15.00-18.56
Other Deposits	2.02-5.00	2.00-6.75	0.68	15.77
Interbank Money Market Takings	3.33	5.26-5.60	-	14.20-17.14
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	3.97-5.08	5.50-6.69	-	14.69-20.31

4.7 Consolidated liquidity risk

In order to avoid the liqudity risk, the Bank diverts funding resources as customer deposits and foreign borrowings, considers the maturity mismatch between assets and liabilities and maintains liquid assets to guarantee sufficient liquidity during market fluctuations.

While the Bank's short term liquidity need is met mainly with deposits, its long term liquidity is provided through foreign funding sources such as syndication and securitisation transactions. There are no significant idle liquidity resources.

(Thousands of New Turkish Lira (YTL))

Maturity analysis of assets and liabilities according to remaining maturities:

	Demand	Up to 1 Month	1-3 Months	3-6 Month	6-12 Months	1 Year And Over	Undistributed (*)	Total
Current Period								
Assets								
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1,911,089	2,502,877	-	-	-	-	-	**4,413,966**
Banks and Other Financial Institutions	710,075	1,725,533	212,872	216,755	243,538	1,230,288	-	**4,339,061**
Financial Assets at Fair Value through Profit/Loss	11,581	46,653	39,203	44,481	264,179	681,272	239	**1,087,608**
Interbank Money Market Placements	-	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	53,237	18,313	380,825	194,212	2,121,591	8,980,277	534	**11,748,989**
Loans	75,712	7,839,048	4,586,924	1,927,290	3,666,833	17,785,827	301,489	**36,183,123**
Investments Held-to-Maturity	-	169,634	886	335,490	235,210	3,622,402	-	**4,363,622**
Other Assets	212,036	416,438	1,006,056	284,024	399,029	1,002,424	1,496,561	**4,816,568**
Total Assets	**2,973,730**	**12,718,496**	**6,226,766**	**3,002,252**	**6,930,380**	**33,302,490**	**1,798,823**	**66,952,937**
Liabilities								
Bank Deposits	380,750	570,882	154,332	44,366	10,816	32	-	**1,161,178**
Other Deposits	8,129,096	24,136,925	3,174,837	887,888	714,464	356,493	-	**37,399,703**
Other Fundings	-	572,170	455,243	436,859	2,554,541	7,147,759	-	**11,166,572**
Interbank Money Market Takings	-	4,777,313	481,759	157,047	418,201	608,647	-	**6,442,967**
Securities Issued	-	-	-	-	-	-	-	-
Miscellaneous Payables	129,175	1,571,178	23,052	534,619	-	-	-	**2,258,024**
Other Liabilities (**)	249,709	179,448	137,706	95,752	92,168	154,750	7,614,960	**8,524,493**
Total Liabilities	**8,888,730**	**31,807,916**	**4,426,929**	**2,156,531**	**3,790,190**	**8,267,681**	**7,614,960**	**66,952,937**
Liquidity Gap	**(5,915,000)**	**(19,089,420)**	**1,799,837**	**845,721**	**3,140,190**	**25,034,809**	**(5,816,137)**	**-**
Prior Period								
Total Assets	**2,377,062**	**12,748,994**	**5,424,100**	**3,301,381**	**5,916,213**	**25,440,867**	**1,911,208**	**57,119,825**
Total Liabilities	**8,380,680**	**27,128,580**	**3,921,376**	**2,694,842**	**2,175,963**	**7,007,179**	**5,811,205**	**57,119,825**
Liquidity Gap	**(6,003,618)**	**(14,379,586)**	**1,502,724**	**606,539**	**3,740,250**	**18,433,688**	**(3,899,997)**	**-**

(*) Certain assets on the balance sheet that are necessary for the banking operations but not convertable into cash in short period such as tangible assets, investments in associates and subsidiaries, stationary supplies, prepaid expenses and loans under follow-up, are included in this column.

(**) Shareholders' Equity is included in "Other liabilities" line under "Undistributed" column.

4.8 Fair values of financial assets and liabilities

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

4.9 Transactions carried out on behalf of customers, items held in trust

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5 Disclosures and Footnotes on Consolidated Financial Statements

5.1 Consolidated assets

5.1.1 Cash and balances with Central Bank

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Cash in YTL/Foreign Currency	182,702	126,654	181,253	154,042
Central Bank of Turkey	552,739	3,482,374	1,700,078	3,226,830
Others	4,198	65,299	4,088	18,142
Total	**739,639**	**3,674,327**	**1,885,419**	**3,399,014**

Balances with the Central Bank of Turkey

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Unrestricted Demand Deposits	198	1,532,037	621	1,500,852
Unrestricted Time Deposits	-	-	500,730	-
Restricted Time Deposits	-	-	-	-
Reserve Deposits	552,541	1,950,337	1,198,727	1,725,978
Total	**552,739**	**3,482,374**	**1,700,078**	**3,226,830**

The banks operating in Turkey keep reserve deposits for turkish currency and foreign currency liabilities in YTL and USD or EUR at the rates of 6% and 11%, respectively as per the Communiqué no.2005/1 "Reserve Deposits" of the Central Bank of Turkey. Interest rates applied for reserve requirements by the Central Bank of Turkey are 12.93% for YTL deposits and 2.325% and 1.700% for USD and EUR deposits.

5.1.2 Financial assets at fair value through profit/loss

5.1.2.1 Financial assets at fair value through profit/loss subject to repurchase agreements and provided as collateral/blocked

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Common Shares	-	-	-	-
Bills, Bonds and Similar Securities	1,833	-	8,215	-
Others	-	136,098	-	133,500
Total	**1,833**	**136,098**	**8,215**	**133,500**

5.1.2.2 Positive differences on trading derivative instruments

Trading Derivatives	Current Period		Prior Period	
	YTL	FC	YTL	FC
Forward Transactions	10,393	9,482	7,520	2,582
Swap Transactions	810	18,917	6,138	30,825
Futures	-	-	-	-
Options	39,738	10,295	2,639	2,057
Others	-	757	-	3,361
Total	**50,941**	**39,451**	**16,297**	**38,825**

5.1.3 Banks and other financial institutions

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Banks	814,517	3,524,544	207,543	2,345,038
Domestic banks	192,576	678,469	138,472	803,673
Foreign banks	621,941	2,846,075	69,071	1,541,365
Foreign headoffices and branches	-	-	-	-
Other Financial Institutions	-	-	-	-
Total	**814,517**	**3,524,544**	**207,543**	**2,345,038**

The placements at foreign banks include blocked accounts amounting YTL 1,030,422 thousands of which YTL 142,135 thousands and YTL 17,221 thousands are kept at the Central Bank of Luxembourg and the Central Bank of NCTR, respectively for reserve deposits and YTL 871,066 thousands are blocked at various banks for repayments of funds borrowed. The consolidated domestic banks include blocked accounts of YTL 38,941 thousands that are held for insurance business.

Due from foreign banks:

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.4 Financial assets available-for-sale

5.1.4.1 Financial assets subject to repurchase agreements and provided as collateral/blocked

Collateralized financial assets available-for-sale in YTL include government bonds. Carrying values of such securities with total face value of YTL 279,310 thousands (31 December 2006: YTL 458,133 thousands), is YTL 277,542 thousands (31 December 2006: YTL 463,266 thousands). The related accrued interests amount to YTL 9,344 thousands (31 December 2006: YTL 51,108 thousands).

Collateralized financial assets available-for-sale in foreign currencies include eurobonds and other foreign currency government securities. Carrying values of such securities with total face value of US$ 443,250,000 and EUR 3,563,000 (31 December 2006: US$ 432,650,000 and EUR 3,563,000), are US$ 437,837,624 and EUR 3,891,700 (31 December 2006: US$ 429,219,469 and EUR 4,028,624). The related accrued interests amount to US$ 19,483,263 and EUR 61,945 (31 December 2006: US$ 19,766,624 and EUR 14,195), respectively and the impairment losses to US$ 392,172 and EUR 103,414 (31 December 2006: US$ 28,485).

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Collateralised/Blocked Assets	286,886	557,123	514,373	634,046
Assets subject to Repurchase Agreements	3,481,954	857,555	3,883,783	518,935
Total	**3,768,840**	**1,414,678**	**4,398,156**	**1,152,981**

(Thousands of New Turkish Lira (YTL))

5.1.4.2 Details of financial assets available-for-sale

	Current Period	Prior Period
Debt Securities	**11,663,950**	**9,763,491**
Quoted at Stock Exchange	8,717,570	7,201,046
Unquoted at Stock Exchange	2,946,380	2,562,445
Common Shares	**54,475**	**22,708**
Quoted at Stock Exchange	5,224	5,229
Unquoted at Stock Exchange	49,251	17,479
Value Increases / Impairment Losses (-)	**30,564**	**23,800**
Total	**11,748,989**	**9,809,999**

As of 30 September 2007, the Bank's "financial assets available-for-sale" portfolio includes private sector bonds with "credit linked notes" at a total face value of USD 875,000,000 (31 December 2006: USD 625,000,000) and a total carrying value of USD YTL 1,067,177 thousands (31 December 2006: YTL 897,013 thousands). Garanti Faktoring's "financial assets available-for-sale" portfolio also includes private sector bonds with "credit linked notes" at a total face value of USD 24,535,000 and EUR 1,000,000 (31 December 2006: -) and a total carrying value of USD YTL 31,802 thousands (31 December 2006: -).

5.1.5 Loans

5.1.5.1 Loans and advances to shareholders and employees of the Bank

	Current Period		Prior Period	
	Cash Loans	Non-Cash Loans	Cash Loans	Non-Cash Loans
Direct Lendings to Shareholders	6	**2,126**	2	**9,455**
Corporates	6	2,126	2	9,455
Individuals	-	-	-	-
Indirect Lendings to Shareholders	**73,835**	**125,374**	**82,587**	**41,793**
Loans to Employees	**53,423**	-	**37,034**	-
Total	**127,264**	**127,500**	**119,623**	**51,248**

(Thousands of New Turkish Lira (YTL))

5.1.5.2 Loans and other receivables classified in groups I and II and restructured or rescheduled

Cash Loans	Performing Loans and Other Receivables (Group I)		Loans under Follow-Up and Other Receivables (Group II)	
	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables
Loans	**35,783,951**	-	-	**97,683**
Discounted Bills	82,883	-	-	-
Export Loans	3,462,909	-	-	36,146
Import Loans	30,209	-	-	-
Loans to Financial Sector	890,095	-	-	-
Foreign Loans	1,864,641	-	-	-
Consumer Loans	7,542,444	-	-	-
Credit Cards	5,354,004	-	-	-
Precious Metal Loans	169,608	-	-	-
Others	16,387,158	-	-	61,537
Specialization Loans	-	-	-	-
Other Receivables	-	-	-	-
Total	**35,783,951**	-	-	**97,683**

5.1.5.3 Maturity analysis of cash loans

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

Consumer loans, retail credit cards, personnel loans and personnel credit cards

	Short-Term	Medium and Long-Term	Total
Consumer Loans – YTL	**108,512**	**6,437,798**	**6,546,310**
Housing Loans	2,143	3,374,873	3,377,016
Automobile Loans	9,157	1,087,542	1,096,699
General Purpose Loans	96,661	1,975,383	2,072,044
Others	551	-	551
Consumer Loans – FC-indexed	**7,783**	**566,679**	**574,462**
Housing Loans	2,851	481,161	484,012
Automobile Loans	653	46,615	47,268
General Purpose Loans	4,279	38,903	43,182
Others	-	-	-
Consumer Loans – FC	**8,281**	**32,546**	**40,827**
Housing Loans	-	7,288	7,288
Automobile Loans	-	7,718	7,718
General Purpose Loans	33	9,994	10,027
Others	8,248	7,546	15,794
Retail Credit Cards – YTL	**5,107,594**	-	**5,107,594**
With Installment	2,359,740	-	2,359,740
Without Installment	2,747,854	-	2,747,854
Retail Credit Cards – FC	**25,424**	-	**25,424**
With Installment	-	-	-
Without Installment	25,424	-	25,424
Personnel Loans – YTL	**7,308**	**11,835**	**19,143**
Housing Loan	-	1,202	1,202
Automobile Loans	4	254	258
General Purpose Loans	7,304	10,379	17,683
Others	-	-	-
Personnel Loans - FC-indexed	-	**443**	**443**
Housing Loans	-	132	132
Automobile Loans	-	311	311
General Purpose Loans	-	-	-
Others	-	-	-
Personnel Loans – FC	**41**	**1,771**	**1,812**
Housing Loans	-	-	-
Automobile Loans	-	-	-
General Purpose Loans	41	1,771	1,812
Others	-	-	-
Personnel Credit Cards – YTL	**32,025**	-	**32,025**
With Installment	13,752	-	13,752
Without Installment	18,273	-	18,273
Personnel Credit Cards – FC	-	-	-
With Installment	-	-	-
Without Installment	-	-	-
Deposit Accounts– YTL (real persons)	**359,447**	-	**359,447**
Deposit Accounts– FC (real persons)	-	-	-
Total	**5,656,415**	**7,051,072**	**12,707,487**

(Thousands of New Turkish Lira (YTL))

5.1.5.5 Installment based commercial loans and corporate credit cards

	Short-Term	Medium and Long-Term	Total
Installment-based Commercial Loans – YTL	**143,865**	**2,721,619**	**2,865,484**
Real Estate Loans	2,407	338,891	341,298
Automobile Loans	25,807	1,217,525	1,243,332
General Purpose Loans	115,651	1,165,203	1,280,854
Others	-	-	-
Installment-based Commercial Loans - FC-indexed	**28,603**	**317,996**	**346,599**
Real Estate Loans	-	55,996	55,996
Automobile Loans	2,500	155,361	157,861
General Purpose Loans	26,103	106,639	132,742
Others	-	-	-
Installment-based Commerical Loans – FC	**4**	**2,962**	**2,966**
Real Estate Loans	-	83	83
Automobile Loans	4	1,790	1,794
General Purpose Loans	-	1,089	1,089
Others	-	-	-
Corporate Credit Cards – YTL	**184,038**	-	**184,038**
With Installment	-	-	-
Without Installment	184,038	-	184,038
Corporate Credit Cards – FC	**4,923**	-	**4,923**
With Installment	1,719	-	1,719
Without Installment	3,204	-	3,204
Deposit Accounts– YTL (corporate)	**408,802**	-	**408,802**
Deposit Accounts– FC (corporate)	-	-	-
Total	**770,235**	3,042,577	**3,812,812**

5.1.5.6 Allocation of loan customers

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.5.7 Allocation of domestic and foreign loans

	Current Period	Prior Period
Domestic Loans	33,827,769	27,795,773
Foreign Loans	2,053,865	1,253,238
Total	**35,881,634**	**29,049,011**

5.1.5.8 Loans to associates and subsidiaries

	Current Period	Prior Period
Direct Lending	207	112
Indirect Lending	-	-
Total	**207**	**112**

(Thousands of New Turkish Lira (YTL))

5.1.5.9 *Specific provisions for loans*

Specific Provisions	Current Period	Prior Period
Substandard Loans and Receivables - Limited Collectibility	21,189	23,281
Doubtful Loans and Receivables	81,410	58,177
Uncollectible Loans and Receivables	407,394	376,934
Total	**509,993**	**458,392**

5.1.5.10 *Non-performing loans(NPLs) (net)*

Non-performing loans and other receivables restructured or rescheduled:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Current Period			
(Gross amounts before specific provisions)			
Restructured Loans and Receivables	-	-	62,091
Rescheduled Loans and Receivables	-	-	-
Total	-	-	**62,091**
Prior Period			
(Gross amounts before specific provisions)			
Restructured Loans and Receivables	-	-	32,547
Rescheduled Loans and Receivables	-	-	-
Total	-	-	**32,547**

Movements in non-performing loan groups:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Balances at Beginning of Period	**78,232**	**117,448**	**448,554**
Additions (+)	449,103	38,398	9,482
Transfer from Other NPL Categories (+)	-	281,786	169,401
Transfer to Other NPL Categories (-)	281,786	169,401	17,340
Collections during the Period (-)	100,237	77,797	76,386
Write-offs (-)	10	12	57,953
Balances at End of Period	**145,302**	**190,422**	**475,758**
Specific Provisions (-)	21,189	81,410	407,394
Net Balance on Balance Sheet	**124,113**	**109,012**	**68,364**

(Thousands of New Turkish Lira (YTL))

Non-performing loans in foreign currencies:

	Group III Substandard Loans and Receivables	Group IV Doubtful Loans and Receivables	Group V Uncollectible Loans and Receivables
Current Period			
Balance at End of Period	**1,968**	**3,896**	**90,694**
Specific Provisions (-)	130	653	63,476
Net Balance at Balance Sheet	**1,838**	**3,243**	**27,218**
Prior Period			
Balance at End of Period	**161**	**581**	**111,307**
Specific Provisions (-)	22	154	69,150
Net Balance at Balance Sheet	**139**	**427**	**42,157**

5.1.5.11 Liquidation policy for uncollectible loans and receivables

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.6 Factoring receivables

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.7 Investments held-to-maturity

5.1.7.1 Investment subject to repurchase agreements and provided as collateral/blocked

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Collateralised/Blocked Investments	262,593	20,930	229,691	35,481
Investments subject to Repurchase	2,561,833	376,490	1,057,869	606,489
Total	**2,824,426**	**397,420**	**1,287,560**	**641,970**

5.1.7.2 Government securities held-to-maturity

	Current Period	Prior Period
Government Bonds	4,023,589	4,707,081
Treasury Bills	-	-
Other Government Securities	310,581	398,735
Total	**4,334,170**	**5,105,816**

5.1.7.3 Investments held-to-maturity

	Current Period	Prior Period
Debt Securities	**4,420,263**	**5,228,073**
Quoted at Stock Exchange	3,590,685	3,943,582
Unquoted at Stock Exchange	829,578	1,284,491
Impairment Losses (-)	**56,641**	**55,472**
Total	**4,363,622**	**5,172,601**

(Thousands of New Turkish Lira (YTL))

5.1.7.4 Movement of investments held-to-maturity

	Current Period	Prior Period
Balances at Beginning of Period	**5,172,601**	**3,064,645**
Foreign Currency Differences On Monetary Assets	(146,614)	96,002
Purchases during the Period	82,984	3,923,995
Disposals through Sales/Redemptions (-)	509,840	1,818,874
Impairment Losses (-)	15,361	20,741
Change in Redeemed Costs	(220,148)	(72,426)
Balances at End of Period	**4,363,622**	**5,172,601**

The Bank reclassified certain investment securities, previously classified in its available-for-sale portfolio, amounting YTL 2,993,773 thousands with total face value of YTL 2,936,112 thousands to its investments held-to-maturity portfolio in compliance with the "Regulation on Accounting Standards". Such securities are included in "purchases during the period" line above in the movement table of investments held-to-maturity for the period at their fair values of YTL 3,108,957 thousands as of their reclassification dates. The value increases of such securities amounting YTL 23,083 thousands are recorded under the shareholders' equity and amortized through the income statement up to their maturities as earned.

5.1.8 Investments in associates

5.1.8.1 Unconsolidated investments in associates

	Associates	Address (City/ Country)	Parent Bank's Share – If Different, Voting Rights (%)	Bank Risk Group's Share (%)
1	Bankalararası Kart Merkezi AŞ [1]	Istanbul/Turkey	10.15	10.15
2	Emeklilik Gözetim Merkezi AŞ	Istanbul/Turkey	-	9.00

	Total Assets	Shareholders' Equity	Total Fixed Assets [*]	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss and Extraordinary Reserves	Company's Fair Value (if available)
1	14,260	12,685	3,762	1,084	-	3,048	926	-
2	4,143	3,671	364	428	42	319	456	-

[1] Bankalararası Kart Merkezi AŞ has increased its share capital from YTL 4,000 thousands to YTL 6,000 thousands through appropriation from its extraordinary reserves.
[*] Total fixed assets include tangible and intangible assets.

5.1.8.2 Consolidated investments in associates

	Associates	Address (City/ Country)	Parent Bank's Share – If Different, Voting Rights (%)	Bank Risk Group's Share (%)
1	Eureko Sigorta AŞ	Istanbul/Turkey	20.00	20.00

	Total Assets	Shareholders' Equity	Total Fixed Assets [*]	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss and Extraordinary Reserves	Company's Fair Value (if available)
1	339,231	130,290	16,223	18,552	386	34,887	(7,140)	-

[*] Total fixed assets include tangible and intangible assets.

(Thousands of New Turkish Lira (YTL))

Following the sale of 80% shares in Garanti Sigorta AŞ previously classified as investments in consolidated subsidiaries to Eureko BV on 21 June 2007, the remaining 20% shares are reclassified to investments in associates. This investment is consolidated under equity method of accounting in the accompanying consolidated financial statements. Subsequent to this sale, at 1 October 2007 the name of the company has been changed as Eureko Sigorta AŞ.

5.1.8.3 Unconsolidated investments in associates sold during the current period

None.

5.1.8.4 Unconsolidated investments in associates acquired during the current period

None.

5.1.9 Investments in subsidiaries

5.1.9.1 Unconsolidated investments in subsidiaries

	Subsidiaries	Address (City/ Country)	Parent Bank's Share – If Different, Voting Rights (%)	Bank Risk Group's Share (%)
1	Garanti Bilişim Teknolojisi ve Tic. AŞ	Istanbul/Turkey	100.00	100.00
2	Garanti Ödeme Sistemleri AŞ	Istanbul/Turkey	99.92	100.00
3	Doğuş Hiz. Yön. ve Org. Danış AŞ	Istanbul/Turkey	93.40	100.00
4	Galata Araştırma Yayıncılık Tanıtım ve Bilişim Teknoloji Hizmetleri AŞ	Istanbul/Turkey	100.00	100.00
5	Trifoy Real Estate Company	Bucharest/Romania	-	100.00
6	Participation GBI Custody	Amsterdam/Holland	-	100.00
7	Participation United Custodian	Amsterdam/Holland	-	100.00
8	Trifoy Investments	Amsterdam/Holland	-	100.00
9	Garanti Filo Yönetim Hizmetleri AŞ	İstanbul/Turkey	100.00	100.00

	Total Assets	Shareholders' Equity	Total Fixed Assets (*)	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss and Extraordinary Reserves	Company's Fair Value (if available)
1	11,802	7,336	557	-	930	419	(100,385)	-
2	16,939	6,260	654	-	1,558	1,712	3,969	-
3	929	861	31	21	76	543	-	-
4	335	148	42	-	1	(11)	(185)	-
5	60	32	63	-	-	-	(26)	-
6	214	214	-	-	-	-	-	-
7	214	214	-	-	-	-	-	-
8	2	2	-	-		-	-	
9	25,516	394	15,543	386	-	144	-	-

(*) Total fixed assets include tangible and intangible assets.

(Thousands of New Turkish Lira (YTL))

Unconsolidated subsidiaries, reasons for not consolidating such investments and accounting treatments applied for such investments

As of 30 September 2007, the investments in Trifoy Real Estate Company, Participation GBI Custody, Participation United Custodian and Trifoy Investments classified as financial subsidiaries are not consolidated as their total assets are less than 1% of the Bank's total assets, instead they are valued at cost.

The non-financial investments in Garanti Bilişim Teknolojisi ve Tic. AŞ, Garanti Ödeme Sistemleri AŞ, Doğuş Hiz. Yön. ve Org. Danış. AŞ, Galata Araştırma Yayıncılık Tanıtım ve Bilişim Teknoloji Hizmetleri AŞ and Garanti Filo Yönetim Hizmetleri AŞ are accounted under equity method of accounting.

5.1.9.2 Movement of consolidated investments in subsidiaries

	Current Period	Prior Period
Balance at Beginning of Period	**605,059**	**612,058**
Movements during the Period	**(29,050)**	**(6,999)**
Acquisitions and Capital Increases	-	14,685
Bonus Shares Received [*]	45,605	10,723
Dividends from Current Year Profit	-	-
Sales/Liquidations	66,551	78,256
Reclassifications	-	-
Increase/Decrease in Market Values	16,792	7,903
Currency Differences on Foreign Subsidiaries	(24,896)	37,946
Impairment Losses (-)	-	-
Balance at End of Period	**576,009**	**605,059**
Capital Commitments	-	-
Share Percentage at the End of Period (%)	-	-

[*] Garanti Bank International NV has increased its capital from EUR 134,750,000 to EUR 159,470,000 through appropriation from its retained earnings on 17 April 2007.

Garanti Faktoring Hiz. AŞ has increased its capital from YTL 15,989 thousands to YTL 16,849 thousands through appropriation from its retained earning on 8 August 2007.

Sectoral distribution of consolidated investments in subsidiaries

Subsidiaries	**Current Period**	**Prior Period**
Banks	306,987	287,036
Insurance Companies	56,545	123,095
Factoring Companies	41,073	37,205
Leasing Companies	85,380	85,384
Finance Companies	86,024	72,339
Other Subsidiaries	-	-

Quoted consolidated investments in subsidiaries

Subsidiaries	**Current Period**	**Prior Period**
Quoted at Domestic Stock Exchanges	41,073	37,205
Quoted at International Stock Exchanges	-	-

(Thousands of New Turkish Lira (YTL))

Valuation methods of consolidated investments in subsidiaries

Subsidiaries	Current Period	Prior Period
Valued at Cost	210,587	567,854
Valued at Fair Value	365,422	37,205
Valued by Equity Method of Accounting	-	-

Other information on consolidated investments in subsidiaries

	Subsidiaries	Address (City/ Country)	Parent Bank's Share – If Different, Voting Rights (%)	Shares of Other Consolidated Subsidiaries (%)	Method of Consolidation
1	Garanti Finansal Kiralama AŞ	Istanbul/Turkey	94.10	5.86	Full Consolidation
2	Garanti Faktoring Hiz. AŞ (1)	Istanbul/Turkey	55.40	-	Full Consolidation
3	Garanti Yatırım Menkul Kıymetler AŞ	Istanbul/Turkey	100.00	-	Full Consolidation
4	Garanti Portföy Yönetimi AŞ	Istanbul/Turkey	100.00	-	Full Consolidation
5	Garanti Emeklilik ve Hayat AŞ	Istanbul/Turkey	84.91	-	Full Consolidation
6	Garanti Bank International NV	Amsterdam/Holland	100.00	-	Full Consolidation
7	Garanti Bank Moscow	Moscow/Russia	75.02	24.86	Full Consolidation
8	Garanti Financial Services Plc	Dublin/Ireland	99.99	-	Full Consolidation
9	Garanti Fund Management Co Ltd	Valetta/Malta	99.50	-	Full Consolidation

	Total Assets	Shareholders' Equity	Total Fixed Assets (*)	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss and Extraordinary Reserves	Company's Fair Value (if available)
1	1,866,439	193,914	17,039	138,655	-	37,447	73,219	-
2	635,092	31,260	1,355	24,143	-	2,638	7,062	74,133
3	26,752	23,755	2,334	1,810	1,013	5,343	3,726	-
4	15,621	13,076	1,551	308	1,628	(1,386)	1,780	-
5	708,727	85,284	7,037	10,504	9,520	35,006	(17,003)	-
6	5,307,480	344,955	65,293	243,720	80,651	31,811	32,461	267,946
7	502,455	68,868	1,662	22,895	6,498	9,415	16,217	52,040
8	9,401	8,830	-	260	-	(143)	6,396	17,364
9	74	-	-	-	-	-	(267)	-

(1) Financial information is as of 30 June 2007, but fair value information is as of 30 September 2007.

(*) Total fixed assets include tangible and intangible assets.

Consolidated investments in subsidiaries disposed during the current period

In the current period, the Bank sold its 80% shares in its consolidated subsidiary; Garanti Sigorta AŞ for EUR 365,000,000 and its 15% shares in its consolidated subsidiary Garanti Emeklilik ve Hayat AŞ for EUR 100,000,000, both classified in investments in consolidated subsidiaries at total net asset values of YTL 124,492 thousands and YTL 73,961 thousands, respectively, to Eureko BV on 21 June 2007. The legal name of Garanti Sigorta AŞ has been changed as Eureko Sigorta AŞ at 1 October 2007.

As part of the sale transactions mentioned above, the Bank has a sale option on the remaining shares of Garanti Sigorta AŞ and Eureko BV has purchase and sale options on the shares of Garanti Emeklilik ve Hayat AŞ.

Consolidated investments in subsidiaries acquired during the current period

None.

(Thousands of New Turkish Lira (YTL))

5.1.10 Investments in joint-ventures

None.

5.1.11 Lease receivables

5.1.11.1 Financial lease receivables according to remaining maturities

	Current Period		Prior Period	
	Gross	**Net**	**Gross**	**Net**
Less than 1 Year	942,056	795,969	706,281	593,655
Between 1-4 Years	1,090,073	968,073	784,952	693,213
Longer than 4 Years	-	-	-	-
Total	**2,032,129**	**1,764,042**	**1,491,233**	**1,286,868**

5.1.11.2 Net financial lease receivables

	Current Period	Prior Period
Gross Financial Lease Receivables	2,032,129	1,491,233
Unearned Income on Financial Lease Receivables (-)	268,087	204,365
Terminated Lease Contracts (-)	-	-
Net Financial Lease Receivables	**1,764,042**	**1,286,868**

5.1.11.3 Financial lease agreements

The criterias applied for the financial lease agreements are as follows:

The customer applied for a financial lease is evaluated based on the lending policies and criterias taking into account the legal legislation. A "customer analysis report" according to the type and amount of the application is prepared for the evaluation of the customer by the Credit Committee and certain risk rating models such as "customer risk rating" and "equipment rating/scoring" are applied.

In compliance with the legal legislation and the authorization limits of the general manager, credit committee and board of directors, it is decided whether the loan will be granted considering the financial position and the qualitative characteristics of the customer and the criterias mentioned above, if yes, which conditions will be applied. At this stage, collateral such as bank guarantees, mortgages, asset pledges, promissory notes or the personal or corporate guarantees, may be required depending on the creditworthiness of the customer and the characteristics of the product to be sold.

The sectoral, equipment type and pledged asset concentration of the customers are monitored regularly.

The followings are monitored for the financial lease agreements signed:

Subsequent to granting of loan, the fulfillment of monetary aspects such as lending procedures, timely collection of rental payments are monitored. Furthermore, updated information on the performance of companies is reported by the credit monitoring unit even for the performing customers.

(Thousands of New Turkish Lira (YTL))

The reports prepared by the credit monitoring unit for the performing companies and the assessments made by the administration follow-up and the legal units for the problematic companies, are presented to the top management following the assesments made by the related internal committees and the necessary actions are taken.

5.1.12 Derivative financial instruments held for risk management

5.1.12.1 Positive differences on derivative financial instruments held for risk management

Derivative Financial Assets held for Risk Management	Current Period		Prior Period	
	YTL	FC	YTL	FC
Fair Value Hedges	-	-	-	-
Cash Flow Hedges	-	12,671	-	4,799
Net Foreign Investment Hedges	-	-	-	-
Total	-	**12,671**	-	**4,799**

5.1.13 Tangible assets (net)

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.14 Intangible assets

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.15 Deferred tax assets

As of 30 September 2007, the Bank had a deferred tax asset of YTL 63,295 thousands (31 December 2006: YTL 43,830 thousands) calculated as the net amount remaining after netting of tax deductable timing differences and taxable timing differences in its consolidated financial statements.

The Bank did not have any deferred tax assets on tax losses carried forward or tax deductions and exemptions as of 30 September 2007. However, there was a deferred tax asset of YTL 106,384 thousands (31 December 2006: YTL 90,062 thousands) and deferred tax liability of YTL 43,089 thousands (31 December 2006: YTL 46,232 thousands) presented as net in the accompanying financial statements on all taxable temporary differences arising between the carrying amounts and the taxable amounts of assets and liabilities on the financial statements that will be considered in the calculation of taxable earnings in the future periods.

For the cases where such differences are related with certain items on the shareholders' equity accounts, the deferred taxes are charged or credited directly to these accounts.

5.1.16 Assets held for sale

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.1.17 Other assets

5.1.17.1 Receivables from term sale of assets

	Current Period	Prior Period
Investments in Associates, Subsidiaries and Joint-Ventures	165,179	169,619
Real Estates	79,840	92,680
Other Assets	2,843	2,843
Total	**247,862**	**265,142**

5.1.17.2 Prepaid expenses, taxes and similar items

	Current Period	Prior Period
Prepaid Expenses	197,242	151,713
Prepaid Taxes	7,579	7,857

(Thousands of New Turkish Lira (YTL))

5.2 Consolidated liabilities

5.2.1 Maturity profile of deposits

Current Period	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit	Total
Saving Deposits	1,034,094	-	3,470,676	6,417,025	234,365	58,174	232,713	-	11,447,047
Foreign Currency	5,271,599	-	6,639,657	6,204,599	851,816	752,103	706,623	66,563	20,492,960
Residents in Turkey	3,738,900	-	5,387,069	5,707,627	568,566	446,550	422,477	65,792	16,336,981
Residents in Abroad	1,532,699	-	1,252,588	496,972	283,250	305,553	284,146	771	4,155,979
Public Sector Deposits	170,292	-	4,525	4,233	7	1,336	53	-	180,446
Commercial Deposits	1,555,667	-	2,119,023	1,258,462	30,667	83,066	4,295	-	5,051,180
Others	67,264	-	32,540	72,439	812	168	253	-	173,476
Precious Metal Deposits	30,176	-	1,473	1,363	2,840	3,124	15,618	-	54,594
Bank Deposits	381,815	-	569,267	154,332	44,365	11,368	31	-	1,161,178
Central Bank of Turkey	-	-	-	-	-	-	-	-	-
Domestic Banks	11,150	-	213,841	-	17,751	552	31	-	243,325
Foreign Banks	235,899	-	355,426	154,332	26,614	10,816	-	-	783,087
Special Purpose Financial Institutions	134,766	-	-	-	-	-	-	-	134,766
Others	-	-	-	-	-	-	-	-	-
Total	8,510,907	-	12,837,161	14,112,453	1,164,872	909,339	959,586	66,563	38,560,881

Prior Period	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit	Total
Saving Deposits	858,537	-	2,652,039	5,370,180	173,910	36,990	61,384	-	9,153,040
Foreign Currency	5,306,372	-	6,259,367	5,003,582	725,110	490,752	684,307	66,739	18,536,229
Residents in Turkey	3,564,397	-	5,107,083	4,486,519	603,335	217,523	432,301	66,058	14,477,216
Residents in Abroad	1,741,975	-	1,152,284	517,063	121,775	273,229	252,006	681	4,059,013
Public Sector Deposits	13,447	-	8,047	6,792	7	46	48	-	28,387
Commercial Deposits	1,363,647	-	1,460,924	1,184,717	23,406	12,262	8,835	-	4,053,791
Others	178,397	-	28,761	170,388	305	19	217	-	378,087
Precious Metal Deposits	32,721	-	1,248	1,360	2,844	-	18,783	-	56,956
Bank Deposits	311,044	-	705,488	355,282	142,898	39,091	19,912	-	1,573,715
Central Bank of Turkey	-	-	-	-	-	-	-	-	-
Domestic Banks	50,691	-	295,634	4,093	7,045	10,208	17,226	-	384,897
Foreign Banks	194,906	-	409,854	351,189	135,853	28,883	2,686	-	1,123,371
Special Purpose Financial Institutions	65,447	-	-	-	-	-	-	-	65,447
Others	-	-	-	-	-	-	-	-	-
Total	8,064,165	-	11,115,874	12,092,301	1,068,480	579,160	793,486	66,739	33,780,205

(Thousands of New Turkish Lira (YTL))

5.2.1.1 Saving deposits and other deposit accounts insured by Saving Deposit Insurance Fund

Saving deposits covered by deposit insurance and total amount of deposits exceeding insurance coverage limit:

	Covered by Deposit Insurance		Over Deposit Insurance Limit	
	Current Period	Prior Period	Current Period	Prior Period
Saving Deposits	5,739,713	4,553,983	5,584,580	4,529,157
Foreign Currency Saving Deposits	3,088,674	3,015,500	6,443,066	5,151,654
Other Deposits	2,213	3,417	40,975	45,860
Foreign Branches' Deposits Under Foreign Insurance Coverage	-	-	-	-
Off-Shore Branches' Deposits Under Foreign Insurance Coverage	-	-	-	-

5.2.1.2 Saving deposits at domestic branches of foreign banks in Turkey under the coverage of foreign insurance

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.1.3 Saving deposits out of the insurance coverage limits of Saving Deposit Insurance Fund

Saving Deposits at	Current Period	Prior Period
Foreign Branches	304,701	239,732
Off-Shore Branches		-

5.2.2 Derivative financial liabilities held for trading

Trading Derivatives	Current Period		Prior Period	
	YTL	FC	YTL	FC
Forward Deals	28,165	8,482	2,830	1,598
Swaps	372,528	42,693	240,601	10,129
Futures	-	103	-	-
Options	11,311	9,487	473	2,268
Others	-	552	-	1,646
Total	**412,004**	**61,317**	**243,904**	**15,641**

5.2.3 Funds borrowed

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Central Bank of Turkey	-	-	-	-
Domestic Banks and Institutions	570,683	705,962	585,874	401,126
Foreign Banks, Institutions and Funds	803,625	8,343,643	364,242	8,310,633
Total	**1,374,308**	**9,049,605**	**950,116**	**8,711,759**

5.2.3.1 Maturities of funds borrowed

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Short-Term	637,760	2,902,621	950,116	2,717,581
Medium and Long-Term	738,548	6,146,984	-	5,994,178
Total	**1,374,308**	**9,049,605**	**950,116**	**8,711,759**

(Thousands of New Turkish Lira (YTL))

5.2.3.2 Disclosures for concentration areas of the bank's borrowings according to customers or sector groups providing funds or other risk concentrating criterias

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.4 Other external funds

Funds obtained through repurchase transactions:

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Domestic Transactions	**4,508,261**		**3,476,521**	-
Financial Institutions and Organizations	4,431,416	-	59,156	-
Other Institutions and Organizations	29,733	-	3,373,115	-
Individuals	47,112	-	44,250	-
Foreign Transactions	**819,819**	**1,114,887**	**834,273**	**984,851**
Financial Institutions and Organizations	819,436	1,114,887	833,600	984,851
Other Institutions and Organizations	98	-	378	-
Individuals	285	-	295	-
Total	**5,328,080**	**1,114,887**	**4,310,794**	**984,851**

5.2.5 Factoring payables

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.6 Lease payables (Net)

5.2.6.1 Financial lease payables

	Current Period		Prior Period	
	Gross	Net	Gross	Net
Less than 1 Year	2,482	2,482	1,815	1,664
Between 1-4 Years	-	-	-	-
Longer than 4 Years	-	-	-	-
Total	**2,482**	**2,482**	**1,815**	**1,664**

5.2.6.2 Operational lease agreements

The operational leasing agreements are signed for some branches and ATM's. The agreements are prepared annually and annual rents are paid in advance and recorded as prepaid expense in "other assets". There are not any commitments arising on the existing operational lease agreements.

5.2.7 Negative differences on derivative financial liabilities held for risk management

Derivative Financial Liabilities held for Risk Management	Current Period		Prior Period	
	YTL	FC	YTL	FC
Fair value hedges	-	-	-	-
Cash flow hedges	-	124	-	-
Net foreign investment hedges	-	-	-	-
Total	-	**124**	-	-

(Thousands of New Turkish Lira (YTL))

5.2.8 Provisions

5.2.8.1 General provisions

	Current Period	Prior Period
General Provision for	**247,106**	**158,466**
Loans and Receivables in Group I	217,401	138,632
Loans and Receivables in Group II	382	490
Non-Cash Loans	29,323	19,344
Others	-	-

5.2.8.2 Provisions for foreign exchange differences on foreign currency indexed loans and financial lease receivables

	Current Period	Prior Period
Short-Term Loans	34,939	12,392
Medium and Long-Term Loans	80,838	7,344
Total	**115,777**	**19,736**

Provisions for foreign exchange differences on foreign currency indexed loans are netted with the loans on asset side.

5.2.8.3 Provisions for non-cash loans that are not indemnified or converted into cash

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.8.4 Other provisions

5.2.8.4.1 General reserves for possible losses

	Current Period	Prior Period
General Reserves for Possible Losses	32,000	30,000

The Bank provided a general reserve in the amount of YTL 32,000 thousands in the current period against the possible adverse effects of the potential risks in the economy.

5.2.8.4.2 Other provisions for possible losses

	Current Period	Prior Period
Reserve for Employee Benefits	167,174	129,930
Insurance Technical Provisions, Net	103,061	206,744
Provision for Promotion Expenses of Credit Cards (*)	45,164	46,051
Other Provisions	57,792	64,625
Total	**373,191**	**447,350**

(*) The Bank provides fully for the committed promotion expenses of credit cards as of the balance sheet date.

(Thousands of New Turkish Lira (YTL))

5.2.9 Taxes and other duties payable

5.2.9.1 Current tax liability

5.2.9.1.1 Tax provision

As of 30 September 2007, after netting with the prepaid taxes, the tax liability amounts to YTL 141,282 thousands (31 December 2006: YTL 127,631 thousands). In cases where the differences between the carrying amounts and the taxable amounts of assets subject to tax, are related with certain items in the equity accounts, the current tax assets/liabilities are charged or credited directly to these accounts.

5.2.9.1.2 Taxes payable

	Current Period	Prior Period
Corporate Taxes Payable	141,282	127,631
Taxation on Securities Income	59,476	31,202
Taxation on Real Estates Income	842	677
Banking Insurance Transaction Tax	24,463	23,563
Foreign Exchange Transaction Tax	2,975	3,252
Value Added Tax Payable	831	1,249
Others	13,027	10,685
Total	**242,896**	**198,259**

5.2.9.1.3 Premiums payable

	Current Period	Prior Period
Social Security Premiums-Employees	467	278
Social Security Premiums-Employer	446	384
Bank Pension Fund Premium-Employees	461	8
Bank Pension Fund Premium-Employer	722	11
Pension Fund Membership Fees and Provisions-Employees	-	-
Pension Fund Membership Fees and Provisions-Employer	-	-
Unemployment Insurance-Employees	572	482
Unemployment Insurance-Employer	1,068	889
Others	-	3
Total	**3,736**	**2,055**

5.2.9.2 Deferred tax liability

In the accompanying consolidated financial statements of the Bank had a deferred tax liability of YTL 2,394 thousands (31 December 2006: YTL 1,108 thousands).

5.2.10 Payables for assets held for sale

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.11 Subordinated loans

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.2.12 Shareholders' equity

5.2.12.1 Paid-in capital

	Current Period	Prior Period
Common Shares	2,100,000	2,100,000
Preference Shares	-	-

5.2.12.2 Registered share capital system

Capital System	Paid-in Capital	Ceiling per Registered Share Capital
Common Shares	2,100,000	7,000,000
Preference Shares	-	-

5.2.12.3 Capital increases in current period

None.

5.2.12.4 Capital increases from capital reserves in current period

None.

5.2.12.5 Capital commitments for current and future financial periods

None.

5.2.12.6 Possible effect of estimations made for the parent bank's revenues, profitability and liquidity on equity considering prior period indicators and uncertainities

None.

5.2.12.7 Information on privileges given to stocks representing the capital

None.

5.2.12.8 Securities value increase fund

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Investments in Associates, Subsidiaries and Joint-Ventures	-	-	-	-
Valuation Difference	-	-	-	-
Exchange Rate Difference	-	-	-	-
Securities Available-for-Sale	**74,652**	**72,235**	**52,419**	**70,285**
Valuation Difference	74,652	72,235	52,419	70,285
Exchange Rate Difference	-	-	-	-
Total	**74,652**	**72,235**	**52,419**	**70,285**

(Thousands of New Turkish Lira (YTL))

5.2.12.9 Revaluation surplus

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Movables	-	-	-	-
Real Estates	2,147	-	2,147	-
Gain On Sale of Investments in Associates and Subsidiaries and Real Estates to be used for Capital Increases	27,717	-	-	-
Revaluation Surplus on Leasehold Improvements				
Total	**29,864**	-	**2,147**	-

5.2.12.10 Bonus shares of associates, subsidiaries and joint-ventures

It includes the bonus shares received from the following investee companies; Doğuş GE Gayrimenkul Yatırım Ortaklığı AŞ by YTL 23 thousands, Eureko Sigorta AŞ by YTL 559 thousands, Garanti Ödeme Sistemleri AŞ by YTL 401 thousands, Kredi Kartları Bürosu by YTL 481 thousands, Tat Konserve AŞ by YTL 36 thousands and Yatırım Finansman Menkul Değerler AŞ by YTL 9 thousands.

5.2.12.11 Legal reserves

	Current Period	Prior Period
I. Legal Reserve	144,838	94,859
II. Legal Reserve	23,627	13,794
Special Reserves	-	-
Total	**168,465**	**108,653**

In compliance with the decisions made on the annual general assemblies of the Bank and its financial affiliates operating in Turkey, 5% of prior periods' profit is allocated to legal reserves.

5.2.12.12 Extraordinary reserves

	Current Period	Prior Period
Legal Reserves allocated in compliance with the Decisions made at the Annual General Assembly	1,388,561	526,745
Retained Earnings	-	-
Accumulated Losses	-	-
Exchange Rate Difference on Foreign Currency Capital		
Total	**1,388,561**	**526,745**

In compliance with the decisions made on the annual general assemblies of the Bank and its financial affiliates, remaining prior periods' profit after the appropriation to legal reserves, are allocated to extraordinary reserves.

(Thousands of New Turkish Lira (YTL))

5.2.12.13 Minority interest

	Current Period	Prior Period
Balance at Beginning of Period	**7,770**	**42,022**
Profit Share of Subsidiaries	6,405	1,252
Prior Period Dividend	-	-
Increase/(Decrease) in Minority Interest due to Sale	7,586	(35,504)
Others	-	-
Balance at End of Period	**21,761**	**7,770**

The decrease in minority interest is resulted from the sale of %15 shares of the %100 owned consolidated subsidiary; Garanti Emeklilik ve Hayat AŞ. The decrease in the previous period is resulted from the sale of the shares in Garanti Gayrimenkul Yatırım Ortaklığı AŞ. Subsequent to this sale, the legal name of the company has been changed as Doğuş GE Gayrimenkul Yatırım Ortaklığı AŞ.

(Thousands of New Turkish Lira (YTL))

5.3 Consolidated off-balance sheet items

5.3.1 Off-balance sheet contingencies

5.3.1.1 Irrevocable credit commitments

	Current Period	Prior Period
Letters of Guarantee in Foreign Currency	5,623,247	4,675,006
Letters of Guarantee in YTL	3,685,484	2,682,754
Letters of Credit	2,030,042	1,872,234
Bills of Exchange and Acceptances	127,780	143,541
Others	-	-
Total	**11,466,553**	**9,373,535**

5.3.1.2 Possible losses and commitments resulted from off-balance sheet items

A specific provision of YTL 1,850 thousands (31 December 2006: YTL 1,694 thousands) is made for unliquidated non-cash loans of YTL 9,008 thousands (31 December 2006: YTL 6,621 thousands) recorded under the off-balance sheet items as of 30 September 2007.

The detailed information for commitments, guarantees and sureties are provided under the statement of "off-balance sheet items".

As of 30 September 2007, in the Bank's "other irrevocable commitments", there are commitments for "credit linked notes" with a total face value of USD 875,000,000 (31 December 2006: USD 625,000,000). Also, in Garanti Faktoring's "other irrevocable commitments", there are commitments for "credit linked notes" with a total face value of USD 35,850,000 and EUR 3,000,000 (31 December 2006: -).

5.3.1.3 Non-cash loans

	Current Period	Prior Period
Non-Cash Loans against Cash Risks	282,031	293,794
With Original Maturity of 1 Year or Less	*64,859*	*41,294*
With Original Maturity of More Than 1 Year	*217,172*	*252,500*
Other Non-Cash Loans	11,864,498	9,753,804
Total	**12,146,529**	**10,047,598**

(Thousands of New Turkish Lira (YTL))

5.3.1.4 Other information on non-cash loans

Sectoral risk concentration of non-cash loans:

	Current Period				Prior Period			
	YTL	(%)	FC	(%)	YTL	(%)	FC	(%)
Agriculture	**16,327**	**0.44**	**9,841**	**0.12**	**12,136**	**0.45**	**13,193**	**0.18**
Farming and Stockbreeding	15,400	0.42	9,705	0.12	11,226	0.42	13,193	0.18
Forestry	99	0.00	-	-	80	0.00	-	-
Fishery	828	0.02	136	0.00	830	0.03	-	-
Manufacturing	**1,258,166**	**34.12**	**3,104,942**	**36.70**	**709,238**	**26.43**	**2,841,533**	**38.59**
Mining	332,308	9.01	15,026	0.18	66,001	2.46	28,819	0.39
Production	886,819	24.05	2,558,790	30.24	627,430	23.38	2,521,650	34.25
Electricity, Gas, Water	39,039	1.06	531,126	6.28	15,807	0.59	291,064	3.95
Construction	**566,027**	**15.35**	**1,528,372**	**18.07**	**438,975**	**16.36**	**1,236,261**	**16.79**
Services	**1,636,781**	**44.39**	**3,250,651**	**38.43**	**1,405,537**	**52.38**	**3,078,229**	**41.80**
Wholesale and Retail Trade	1,072,288	29.08	994,864	11.76	857,786	31.97	1,021,648	13.88
Hotel, Food and Beverage Services	70,236	1.90	111,507	1.32	68,449	2.55	106,313	1.44
Transportation and Telecommunication	83,806	2.27	562,470	6.65	73,029	2.72	594,951	8.08
Financial Institutions	365,357	9.91	1,551,326	18.34	365,201	13.61	1,327,960	18.03
Real Estate and Renting Services	14,159	0.39	10,594	0.13	12,032	0.45	11,685	0.16
"Self-Employment" Type Services	-	-	-	-	-	-	-	-
Educational Services	5,554	0.15	3,364	0.04	5,750	0.21	4,763	0.06
Health and Social Services	25,381	0.69	16,526	0.19	23,290	0.87	10,909	0.15
Others	**209,970**	**5.70**	**565,452**	**6.68**	**117,571**	**4.38**	**194,925**	**2.64**
Total	**3,687,271**	**100.00**	**8,459,258**	**100.00**	**2,683,457**	**100.00**	**7,364,141**	**100.00**

5.3.1.5 Non-cash loans classified under Group I and II:

	Group I		Group II	
	YTL	FC	YTL	FC
Non-Cash Loans	**3,680,978**	**8,456,543**	-	-
Letters of Guarantee	3,679,191	5,622,002	-	-
Bills of Exchange and Bank Acceptances	858	126,970	-	-
Letters of Credit	929	2,707,571	-	-
Endorsements	-	-	-	-
Underwriting Commitments	-	-	-	-
Factoring Related Guarantees	-	-	-	-
Other Guarantees and Surities	-	-	-	-

5.3.2 Financial derivative instruments

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.3.3 Contingent liabilities and assets

The monetary losses amounting YTL 712,872 thousands incurred in the 2001 financial year as a result of the inflation accounting applied in compliance with the Temporary article no.4 added to the Banks Law no.4389 through the Law no.4743, were net off with extraordinary reserves, legal reserves and capital reserves from inflation adjustments to equity items. As per the Temporary article no.4/13 of the same Law and the statements of the reiterated article 14/1a of the Corporate Tax Law no.5422, these losses have not been taking into account in the tax returns of the year 2001 and subsequent years, whereas such losses should have been deducted from the taxable income. Accordingly, the tax returns were submitted with a condition stating that such losses should have been deducted and the Bank may appeal to the tax court for the tax return. Following the rejection of this condition by the tax office, the Bank appealed to the tax court for the corporate tax return of the year 2004 and the temporary tax periods of the year 2005 and the tax court decided in favour of the Bank. However, as of the reporting date, the judgement process continues.

5.3.4 Services rendered on behalf of third parties

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.4 Consolidated income statement

5.4.1 Interest income

5.4.1.1 Interest income from loans

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Interest Income from Loans				
Short-term loans	1,644,344	191,537	1,173,456	164,298
Medium and long-term loans	694,054	556,231	391,476	408,947
Loans under follow-up	13,784	-	28,397	-
Premiums received from Resource Utilization Support Fund	-	-	-	-
Total	**2,352,182**	**747,768**	**1,593,329**	**573,245**

5.4.1.2 Interest income from banks

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Central Bank of Turkey	24,152	-	8,765	-
Domestic Banks	20,418	36,005	50,737	4,931
Foreign Banks	95,351	133,096	56,265	39,298
Foreign Headoffices and Branches	-	-	-	-
Total	**139,921**	**169,101**	**115,767**	**44,229**

5.4.1.3 Interest income from securities portfolio

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Trading Financial Assets	24,997	18,571	12,553	32,897
Financial Assets Valued at Fair Value through Profit or Loss	-	-	-	-
Financial Assets Available-for-Sale	857,886	255,472	587,610	213,349
Investments Held-to-Maturity	491,466	56,524	258,796	144,734
Total	**1,374,349**	**330,567**	**858,959**	**390,980**

5.4.1.4 Interest income received from associates and subsidiaries

	Current Period	Prior Period
Interest Received from Investments in Associates and Subsidiaries	12	22

5.4.2 Interest expenses

5.4.2.1 Interest expenses on funds borrowed

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Banks	**133,761**	**381,534**	**85,629**	**254,121**
Central Bank of Turkey	-	-	-	-
Domestic Banks	50,243	36,136	41,482	5,051
Foreign Banks	83,518	345,398	44,147	249,070
Foreign Headoffices and Branches	-	-	-	-
Other Institutions	-	**28,443**	-	**15,160**
Total	**133,761**	**409,977**	**85,629**	**269,281**

(Thousands of New Turkish Lira (YTL))

5.4.2.2 Interest expenses paid to associates and subsidiaries

	Current Period	Prior Period
Interest Paid to Investments in Associates and Subsidiaries	4,459	32

5.4.2.3 Interest expenses on securities issued

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.2.4 Maturity structure of interest expense on deposits

Account Description	Demand Deposits	Time Deposits						Total
		Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit Accounts	
Turkish Lira								
Bank Deposits	396	40,630	-	-	-	-	-	41,026
Saving Deposits	1,262	429,204	771,433	23,579	5,931	14,914	-	1,246,323
Public Sector Deposits	5	1,323	812	1	12	6	-	2,159
Commercial Deposits	8,301	337,938	106,516	3,011	1,946	809	-	458,521
Others	370	9,796	13,926	90	17	26	-	24,225
"7 Days Notice" Deposits	-	-	-	-	-	-	-	-
Total YTL	**10,334**	**818,891**	**892,687**	**26,681**	**7,906**	**15,755**	**-**	**1,772,254**
Foreign Currency								
Foreign Currency Deposits	47,851	207,920	184,343	32,800	23,422	23,295	1,980	521,611
Bank Deposits	7,448	17,316	6,932	5,618	4,495	67	-	41,876
"7 Days Notice" Deposits	-	-	-	-	-	-	-	-
Precious Metal Deposits	-	5	10	21	82	-	-	118
Total FC	**55,299**	**225,241**	**191,285**	**38,439**	**27,999**	**23,362**	**1,980**	**563,605**
Grand Total	**65,633**	**1,044,132**	**1,083,972**	**65,120**	**35,905**	**39,117**	**1,980**	**2,335,859**

5.4.2.5 Interest expense on repurchase agreements

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.2.6 Financial lease expenses

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.2.7 Interest expenses on factoring payables

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.3 Dividend income

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.4.4 Trading income/losses (net)

	Current Period	Prior Period
Income	**2,799,135**	**4,043,157**
Trading Account Income	1,177,676	1,296,770
Derivative financial instruments	994,872	568,578
Others	182,804	728,192
Foreign Exchange Gain	1,621,459	2,746,387
Losses (-)	**2,981,636**	**4,086,794**
Trading Account Losses	1,308,222	1,253,932
Derivative financial instruments	1,173,260	583,371
Others	134,962	670,561
Foreign Exchange Losses	1,673,414	2,832,862
Total	**(182,501)**	**(43,637)**

5.4.5 Other operating income

Other operating income generally consists of collection or reversals of prior year provisions, banking services related costs charged to customers and income in custody services.

In the current period, the gain on sales of 80% shares in Garanti Sigorta AŞ, previously a consolidated subsidiary, and 15% shares in Garanti Emeklilik ve Hayat AŞ, amounting YTL 706,874 thousands is recorded under other operating income.

5.4.6 Provision for losses on loans or other receivables

	Current Period	Prior Period
Specific Provisions for Loans and Other Receivables	**132,026**	**180,808**
Loans and receivables in Group III	79,420	5,841
Loans and receivables in Group IV	26,773	29,048
Loans and receivables in Group V	25,833	145,919
General Provisions	**90,961**	**51,368**
Provision for Possible Losses	**17,000**	**15,000**
Impairment Losses on Securities	**419**	**4,561**
Financial assets at fair value through profit or loss	419	2,914
Financial assets available-for-sale	-	1,647
Impairment Losses on Associates, Subsidiaries and Investments Held-to-Maturity	**2,796**	**19,088**
Associates	-	-
Subsidiaries	335	-
Joint Ventures	-	-
Investments held-to-maturity	2,461	19,088
Others	**5,905**	**34,063**
Total	**249,107**	**304,888**

(Thousands of New Turkish Lira (YTL))

5.4.7 Other operating expenses

	Current Period	Prior Period
Personnel Costs	555,259	457,730
Reserve for Employee Termination Benefits	7,259	5,447
Deficit Provision for Pension Fund	-	-
Impairment Losses on Tangible Assets	51	9,534
Depreciation Expenses of Tangible Assets	110,067	104,670
Impairment Losses on Intangible Assets	-	-
Amortisation Expenses of Intangible Assets	19,549	18,737
Impairment Losses on Assets to be Disposed	-	-
Depreciation Expenses of Assets to be Disposed	846	-
Impairment Losses on Assets Held for Sale	-	-
Other Operating Expenses	534,316	443,909
Operational lease related expenses	59,343	42,179
Repair and maintenance expenses	15,685	9,513
Advertisement expenses	75,457	65,340
Other expenses	383,831	326,877
Loss on Sale of Assets	6,011	10,924
Others	287,205	231,815
Total	**1,520,563**	**1,282,766**

5.4.8 Profit/loss before taxes

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.9 Provision for taxes on income

As of 30 September 2007, on a consolidated basis, the Bank recorded a tax expense of YTL 403,998 thousands (30 September 2006: YTL 184,960 thousands) and a deferred tax income of YTL 13,309 thousands (30 September 2006: YTL 30,298 thousands, a deferred tax expense).

***Deferred tax income/expense on timing differences* :**

Deferred tax income/(expense) on timing differences	**Current Period**
Increase in Tax Deductable Timing Differences	10,844
Decrease in Tax Deductable Timing Differences (-)	4,013
Increase in Taxable Timing Differences (-)	3,355
Decrease in Taxable Timing Differences	9,833
Total	**13,309**

Deferred tax income/expense in the income statement arising on timing differences, tax losses and tax deductions and exemptions:

Deferred tax income/(expense) arising on timing differences, tax losses and tax deductions and exemptions	**Current Period**
Increase/(Decrease) in Tax Deductable Timing Differences	6,831
(Increase)/Decrease in Taxable Timing Differences	6,478
Increase/(Decrease) in Tax Losses	-
Increase/(Decrease) in Tax Deductions and Exemptions	-
Total	**13,309**

(Thousands of New Turkish Lira (YTL))

5.4.10 Operating profit/loss after taxes

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.11 Net profit and loss

5.4.11.1 Any further explanation on operating results needed for better understanding of bank's performance

None.

5.4.11.2 Any changes in estimations that might have a material effect on current and subsequent period results

None.

5.4.11.3 Minority interest's profit/loss

	Current Period	Prior Period
Net Profit/(Loss) of Minority Interest	6,405	2,211

5.4.12 Components of other items in income statement

Other items do not exceed 10% of the total of income statement.

5.5 Consolidated statement of changes in shareholders' equity

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.6 Consolidated statement of cash flows

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.7 Related Party Risks

5.7.1 Transactions with parent bank's risk group; lendings and deposits and other related party transactions outstanding at period end and income and expenses from such transactions incurred during the period

5.7.1.1 Loans and other receivables

Current Period:

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	**Cash**	**Non-cash**	**Cash**	**Non-cash**	**Cash**	**Non-cash**
Balance at beginning of period	7,142	1,222	224,108	9,455	87,185	41,793
Balance at end of period	34,166	1,460	209,782	2,126	168,051	125,374
Interest and Commission Income	**22**	**1**	**867**	**531**	**4,311**	**515**

Prior Period:

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	**Cash**	**Non-cash**	**Cash**	**Non-cash**	**Cash**	**Non-cash**
Balance at beginning of period	16,641	211	249,521	157,096	153,299	2,006
Balance at end of period	7,142	1,222	224,108	9,455	87,185	41,793
Interest and Commission Income	**40**	**4**	**788**	**1,267**	**3,141**	**71**

5.7.1.2 Deposits

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Deposits	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**
Balance at beginning of period	2,010	1,771	509,513	1,304,333	132,777	126,666
Balance at end of period	136,206	2,010	488,319	509,513	215,114	132,777
Interest Expenses	**4,459**	**32**	**31,188**	**45,255**	**6,991**	**7,789**

5.7.1.3 Derivative transactions

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
	Current Period	**Prior Period**	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**
Transactions for Trading:						
Beginning of Period	2,790	-	-	4,272	-	-
End of Period	-	2,790	-	-	-	-
Total Profit/Loss	-	-	-	**(10)**	-	-
Hedging Transactions:	-	-	-	-	-	-
Beginning of Period	-	-	-	-	-	-
End of Period	-	-	-	-	-	-
Total Profit/Loss	-	-	-	-	-	-

(Thousands of New Turkish Lira (YTL))

5.7.2 Parent bank's risk group

5.7.2.1 Relations with companies in risk group of/or controlled by the Bank regardless of nature of current transactions

Transactions with the risk group, are held under arm's-length conditions; terms are set according to the market conditions and in compliance with the Banking Law. The Bank's policy is to keep the balances and transaction volumes with the risk group at reasonable levels preventing any high concentration risk on balance sheet.

5.7.2.2 Concentration of transaction volumes and balances with risk group and pricing policy

The cash loans of the risk group amounting YTL 74,048 thousands (31 December 2006: YTL 82,539 thousands) compose 0.20% (31 December 2006: 0.28%) of the Bank's total cash loans and 0.11% (31 December 2006: 0.14%) of the Bank's total assets. The total loans and similar receivables amounting YTL 411,999 thousands (31 December 2006: YTL 318,435 thousands) compose 0.62% (31 December 2006: YTL 0.56%) of the Bank's total assets. The non-cash loans of the risk group amounting YTL 128,960 thousands (31 December 2006: YTL 52,470 thousands) compose 1.06% (31 December 2006: 0.52%) of the Bank's total non-cash loans. The deposits of the risk group amounting YTL 839,639 thousands (31 December 2006: YTL 644,300 thousands) compose 2.18% (31 December 2006: 1.91%) of the Bank's total deposits. The pricing in transactions with the risk group companies is set in compliance with the market prices.

5.7.2.3 Other matters not required to be disclosed

None.

5.7.2.4 Transactions accounted under equity method

Please refer to Notes 5.1.8 and 5.1.9.

5.7.2.5 All kind of agreements signed like asset purchases/sales, service rendering, agencies, leasing, research and development, licences, funding, guarantees, management services

The Bank has agency contracts with certain consolidated subsidiaries namely Garanti Yatırım Menkul Kıymetler AŞ, Eureko Sigorta AŞ, Garanti Emeklilik ve Hayat AŞ. Accordingly, all the branches of the Bank serve as agencies to sell the products of these entities to customers. Agency services for trading of securities are rendered by the Bank's specialised branches (Investment Centers).

Purchase of equipments for internal use are partly arranged through financial leasing.

5.8 Domestic, foreign and off-shore branches or investments and foreign reprensentative offices

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.9 Significant events and matters arising subsequent to balance sheet date

The legal registration process of Garanti Konut Finansmanı Danışmanlık Hizmetleri AŞ, a new company established as per the decision made during the board of directors meeting of the Bank on 15 September 2007 to provide consultancy and outsourcing services to banks, housing finance and mortgage finance companies, has been completed on 3 October 2007. The Bank owns 99.99% of the company shares. ¼ of the share capital of the company amounting YTL 750 in total, is paid.

(Thousands of New Turkish Lira (YTL))

5.10 Other Disclosures on Activities of the Bank

5.10.1 Other disclosures

- On 5 February 2007, the Bank obtained a subordinated debt of US$ 500 millions from foreign markets with an interest of 6.95% and maturity of 10 years with a repayment option for the Bank at the end of the fifth year. This debt is qualified as the secondary subordinated debt to be included in the supplementary capital by BRSA in the calculation of the Bank's capital adequacy ratio as of 5 February 2007 in compliance with the conditions set in the legislation on "Banks' Equities" issued by BRSA and published in the Official Gazette no.26333 dated 1 November 2006.

- It was decided during the Board of Directors meeting of the Bank on 4 April 2007 to merge the Romania branches of Garanti Bank International NV, a fully owned subsidiary of the Bank in Holland and the following companies of GE Consumer Finance; Domenia Credit IFN, Ralfi IFN and Motoractive Leasing IFN operating in Romania. The ultimate shareholders of Motoractive Leasing IFN, the company planned to operate in Romania under the banking license after these mergers will be T. Garanti Bankası AŞ, Doğuş Holding AŞ and GE Consumer Finance. The work on this issue continues.

- It has been resolved in the Bank's board of directors meeting held on 11 June 2007 that:

  - the Article 38 "Voting" of the Articles of Association of the Bank will be amended to provide right of one vote for each Garanti Bank share of 1Ykr (the pertaining amendment reflects a technical adjustment, related to the transition to YTL and does not entail any change regarding the voting rights of the shares).

  - the Article 45 "Distribution of Profit" of the Articles of Association of the Bank regarding the distribution of the net profit to members of the board of directors and the personnel will be abolished and removed from the Articles of Association of the Bank; and other terms in Article 45 regarding distribution of net profit will remain without any changes.

  The applications have been filed with the BRSA and the CMB for these resolutions on 13 June 2007. Following the completion of this process, the amendments to the Articles of Association are approved at the extraordinary general assembly meeting held on 4 October 2007.

- On 5 July 2007, the Bank has reached an agreement with Deutsche Bank AG regarding the transfer of its custody services to foreign institutional investors for US$ 115 millions. Pursuant to the agreement, ongoing services provided to foreign institutional investors will continue to be provided by the Bank for the duration of the next ten months.

  US$ 115 millions (YTL 147,775 thousands) that was paid in cash by Deutsche Bank AG for the transfer of the said services up front, is recorded under other operating income.

  On the other hand, custody services provided by the Bank to local investors will continue to be provided as presently carried out and such investors will continue to receive custody services from Türkiye Garanti Bankası AŞ.

- It was decided during the board of directors meeting of the Bank on 15 September 2007 to establish a new company, Garanti Financial Services NV in Holland for the purpose of cross border expansions and accordingly to authorize the head office to carry out the establishment procedures.

5.10.2 Parent bank's latest international risk ratings

MOODY'S *(September 2007*)*

Long Term FC Deposit	B1
Long Term YTL Deposit	A3
Short Term YTL Deposit	Prime-2
Long Term FC Deposit Outlook	Stable
FSR	C-
FSR Outlook	Stable
Long Term National	Aaa.tr
Short Term National	TR-1

STANDARD AND POORS *(January 2007*)*

Long Term FC Obligations	BB-
Long Term YTL Deposit	BB-
Outlook	Stable

FITCH RATINGS *(July 2007*)*

Foreign Currency	
Long Term	BB
Short Term	B
Outlook	Stable
Individual	C
Support	3
Turkish Lira	
Long Term	BB+
Short Term	B
Outlook	Stable
National	AA+
Outlook	Stable

CAPITAL INTELLIGENCE *(July 2007*)*

Long Term FC Obligations	BB-
Short Term FC Obligations	B
Domestic Strength	BBB+
Support	2
Outlook	Stable

(*) Latest dates in risk ratings or outlooks.

5.10.3 Latest international risk ratings of Garanti Bank International NV, a consolidated subsidiary

MOODY'S *(March 2007)**

Long Term FC Deposit	A 3
Short Term FC Deposit	Prime 2
FSR	C
Outlook	Stable

(*) Latest dates in risk ratings or outlooks.

5.10.4 Latest international risk ratings of Garanti Faktoring, a consolidated subsidiary

FITCH RATINGS *(May 2007)**

Foreign Currency	
Long Term	BB
Short Term	B
Outlook	Positive
Support	3
Turkish Lira	
Long Term	BB+
Short Term	B
Outlook	Positive
National	AA
Outlook	Stable

(*) Latest dates in risk ratings or outlooks.

5.10.5 Latest international risk ratings of Garanti Finansal Kiralama, a consolidated subsidiary

FITCH RATINGS *(May 2007)**

Foreign Currency	
Long Term	BB
Short Term	B
Outlook	Positive
Support	3
Turkish Lira	
Long Term	BB+
Short Term	B
Outlook	Positive
National	AA
Outlook	Stable

STANDARD AND POORS *(January 2007)**

Long Term FC Obligations	BB-
Short Term FC Obligations	B
Outlook	Stable

(*) Latest dates in risk ratings or outlooks.

(Thousands of New Turkish Lira (YTL))

5.10.6 Dividends

At the Annual General Assembly of the Bank dated 17 April 2007, it was decided to distribute the income of 2006 as follows:-

2006 PROFIT DISTRIBUTION TABLE	
CURRENT YEAR PROFIT	1,063,663
A - I.Legal reserve (Turkish Commercial Code 466/1) at 5%	(53,183)
Undistributable funds	(23,019)
B – The first dividend at 5% of the Paid Capital	(105,000)
C – Extraordinary reserves at 5% after above deductions	(44,123)
D -	
- to the members of the Board of Directors upto 5%	-
- to the Bank personnel at 5%	(38,106)
- to the owners of the Founder Shares	(76,213)
E – Extraordinary reserves	(712,588)
F - II.Legal reserve (Turkish Commercial Code 466/2)	(11,432)

In the profit distribution, the undistributable funds are allocated as YTL 27,717 thousands due to changes in certain applications; and the difference is compensated by appropriation from extraordinary reserves.

As per the resolutions of the Board of Directors and the Annual General Assembly of the Bank on 17 April 2007, the profit distribution as detailed below was decided. The distribution of the profit has started.

CASH DIVIDEND ON 2006 PROFIT FOR ORDINARY SHARE HOLDERS

	AMOUNTS TO BE PAID IN CASH			DIVIDEND PAYMENT DATE
	TOTAL AMOUNT OF DIVIDEND	DIVIDEND PER SHARE WITH A FACE VALUE OF YTL 1		
		AMOUNT	RATIO (%)	
GROSS (*)	105,000	0.05000	5.00000	24.04.2007
NET	89,250	0.04250	4.25000	

CASH DIVIDEND ON 2006 PROFIT FOR FOUNDER SHARE HOLDERS

	AMOUNTS TO BE PAID IN CASH			DIVIDEND PAYMENT DATE
	TOTAL AMOUNT OF DIVIDEND	DIVIDEND PER SHARE		
		NO OF SHARES	AMOUNT	
GROSS (*)	76,213	370	206	24.04.2007
NET	64,781	370	175	

(*) There will be no withholding tax of 15% on the cash dividends paid to the resident institutions and the parties earning revenues through their operations or permanent representatives in Turkey.

6 Independent Auditors' Review Report

6.1 Disclosure on Independent Auditors' Review Report

The consolidated interim financial statements of the Bank and its financial affiliates as of 30 September 2007, are reviewed by Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik AŞ (the member firm of KPMG International). It was noted in their review report dated 9 November 2007 that nothing material has come to their attention that caused them to believe that the accompanying consolidated interim financial statements do not give a true and fair view of the financial position and results of its operations of the Bank and its financial affiliates as of 30 September 2007.

....

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1)

Türkiye Garanti Bankası Anonim Şirketi

Unconsolidated Financial Statements

As of and For the Nine-Month Period Ended

30 September 2007

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish)

With Independent Auditors' Review Report Thereon

Akis Bağımsız Denetim ve Serbest
Muhasebeci Mali Müşavirlik AŞ

9 November 2007

This report contains "Independent Auditors' Review Report" comprising 1 page and; "Unconsolidated Financial Statements and Related Disclosures and Footnotes" comprising 73 pages.

Convenience Translation of the Independent Auditors' Review Report Originally Prepared and Issued in Turkish (See Note 3.1.1)

To the Board of Directors of Türkiye Garanti Bankası AŞ:

We have reviewed the unconsolidated balance sheet of Türkiye Garanti Bankası AŞ ("the Bank") as of 30 September 2007 and the related unconsolidated income statement, statement of cash flows and statement of changes in shareholders' equity for the nine-month period then ended. These financial statements are the responsibility of the Bank's management. Our responsibility, as independent auditors is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the accounting and reporting system and the regulations on the accounting and independent audit principles as per the (Turkish) Banking Law No. 5411. These regulations require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the personnel of the Bank and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements are not presented fairly, in all material respects, the financial position of Türkiye Garanti Bankası AŞ as of 30 September 2007 and the result of its operations and cash flows for the nine-month period then ended in accordance with the accounting principles and standards that are based on the current regulations described in Article 37 of the (Turkish) Banking Law No. 5411 and other communiques, disclosures and directives issued by the Banking Regulatory and Supervisory Agency.

İstanbul,
9 November 2007

Akis Bağımsız Denetim ve Serbest
Muhasebeci Mali Müşavirlik
Anonim Şirketi

Murat Alsan
Partner
Certified Public Accountant

Additional paragraph for convenience translation to English:

As explained in Note 3.1.1, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles and practices generally accepted in countries and jurisdictions other than Turkey.

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1)

Türkiye Garanti Bankası Anonim Şirketi

Unconsolidated Interim Financial Report as of and for the Nine-Month Period Ended 30 September 2007

Levent Nispetiye Mah.Aytar Cad.
No:2 Beşiktaş 34340 Istanbul
Telephone: 212 318 18 18
Fax: 212 216 64 22
www.garanti.com.tr
www.garantibank.com.tr
investorrelations@garanti.com.tr

The Unconsolidated Interim Financial Report for the nine-month period ended 30 September 2007 prepared in accordance with the communique of Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks as regulated by Banking Regulation and Supervision Agency, is comprised of the following sections:

1. General Information about the Bank
2. Unconsolidated Financial Statements
3. Accounting Policies of Unconsolidated Interim Financial Statements
4. Financial Position and Results of Operations of the Bank
5. Disclosures and Footnotes on Unconsolidated Financial Statements
6. Independent Auditors' Review Report

The unconsolidated interim financial statements and related disclosures and footnotes that were subject to independent review, are prepared in accordance with the Regulation on Accounting Applications for Banks and Safeguarding of Documents, Turkish Accounting Standards, Turkish Financial Reporting Standards and the related statements and guidances and in compliance with the financial records of our Bank and, unless stated otherwise, presented in thousands of New Turkish Lira (YTL).

Ferit F. Şahenk
Board of Directors Chairman

S. Ergun Özen
General Manager

Aydın Şenel
Executive Vice President

Mustafa Keleş
Financial Accounting Director

M. Cüneyt Sezgin
Audit Committee Member

Des O'Shea
Audit Committee Member

The authorized contact person for questions on this financial report:
Name-Surname/Title: Handan SAYGIN/Senior Vice President of Investor Relations
Phone no: 90 212 318 23 50
Fax no: 90 212 216 59 02

(Thousands of New Turkish Lira (YTL))

1 General Information

1.1 History of the Bank including its incorporation date, initial legal status, amendments to legal status

Türkiye Garanti Bankası Anonim Şirketi (the Bank) was established by the decree of Council of Ministers numbered 3/4010 dated 11 April 1946 and its "Articles of Association" was issued in the Official Gazette dated 25 April 1946. The Bank provides banking services through 541 domestic branches, five foreign branches and four representative offices abroad. The Bank's head office is located in Istanbul.

1.2 The Bank's shareholder structure, management and internal audit, direct and indirect shareholders, change in shareholder structure during the year and information on Bank's risk group

As of 30 September 2007, Group of Companies under Doğuş Holding AŞ that currently owns 25.87% shares of the Bank, is called as the Doğuş Group (the Group). On 22 December 2005, Doğuş Holding AŞ has completed the sale of 53,550,000,000 shares composing 25.5% of the Bank's issued share capital to "GE Araştırma ve Müşavirlik Limited Şti." of General Electric (GE) group, as explained in note 1.4. Accordingly, GE acquired a joint control on the Bank's management.

Doğuş Group

The Group was established in 1951 as a construction and contracting firm. Today, in addition to the construction sector, the Group operates in a variety of businesses consisting of financial services, automotive, media, tourism and service sectors with more than 18.300 employees. The Group operates partnerships and has distribution, management and franchise agreements with internationally recognized brand names, such as Volkswagen, Audi, Bentley, Porsche, Seat, Scania, ITT Sheraton, Hyatt Regency, Jeeves, Armani, Gucci and CNBC. In the construction sector, the Group has an important role in certain ongoing projects such as Araklı-İyidere and Sinop-Boyabat motorways, Kadıköy-Kartal and Otogar-Bağcılar subways, Yusufeli and Artvin dams, Ukraine Dnyeper bridge. The Group has tourism investments such as Sheraton Voyager, Club Aldiana and Paradise Side Apart Otel and five marinas which are adjudicated by "build, operate and transfer model" such as Dalaman, Didim, Turgutreis, Bodrum and Antalya.

The investments of the Group in the financial sector are; Türkiye Garanti Bankası AŞ, Garanti Bank International NV, Garanti Bank Moscow, Garanti Finansal Kiralama AŞ, Garanti Yatırım Menkul Kıymetler AŞ, Garanti Portföy Yönetimi AŞ, Eureko Sigorta AŞ, Garanti Emeklilik ve Hayat AŞ, Garanti Faktoring Hizmetleri AŞ, Garanti Ödeme Sistemleri AŞ, Doğuş GE Gayrimenkul Yatırım Ortaklığı AŞ and Volkswagen Doğuş Tüketici Finansmanı AŞ.

General Electric Group

GE is a company providing variety of technology, media and financial services including aircraft engine and energy production, water and security technologies, medical systems, corporate-retail financing services and media services. GE operates in more than 100 countries through its six major business lines providing services through their own business units with more than 300 thousand employees. These six business lines are; GE Consumer Finance, GE Commercial Finance, GE Healthcare, GE Industrial, GE Infrastructure and NBC Universal.

GE Consumer Finance, one of its six major business lines extend loans to consumers, retailers and car vendors in 41 countries. GE Consumer Finance provides variety of financial products such as store credit cards, consumer loans, bank cards, automobile loans and leasing, mortgage, corporate traveling and spending cards, debt consolidation, housing loans against mortgage and credit insurance.

(Thousands of New Turkish Lira (YTL))

1.3 Information on the Bank's board of directors chairman and members, audit committee members, chief executive officer, executive vice presidents and their shareholdings in the Bank

Board of Directors Chairman and Members:

Name and Surname	Responsibility	Appointment Date	Education	Experience in Banking and Business Administration
Ferit Faik Şahenk	Chairman	18.04.2001	University	17 years
Süleyman Sözen	Vice Chairman	08.07.2003	University	25 years
Muammer Cüneyt Sezgin	Member of BOD and Audit Committee	30.06.2004	PhD	22 years
Dr. Ahmet Kamil Esirtgen	Member	19.03.1992	PhD	33 years
Charles Edward Alexander	Member	22.12.2005	University	27 years
Des O'Shea	Member of BOD and Audit Committee	02.11.2006	Master	30 years
Oliver B.R.V. Piani	Member	21.02.2007	Master	26 years
Dmitri Lysander Stockton	Member	22.12.2005	University	16 years
Sait Ergun Özen	Member and CEO	14.05.2003	University	20 years

The membership positions of Des O'Shea and Olivier B.R.V. Piani who have been assigned as of 2 November 2006 and 21 February 2007, respectively for the vacant positions of Daniel Noel O'Connor and Richard Alan Laxer to complete their duties, were approved by the Annual General Assembly held on 17 April 2007.

CEO and Executive Vice Presidents:

Name and Surname	Responsibility	Appointment Date	Education	Experience in Banking and Business Administration
Sait Ergun Özen	CEO	01.04.2000	University	20 years
Adnan Memiş	EVP-Support Services	03.06.1991	University	29 years
Afzal Mohammed Modak	EVP-Finance and Accounting	20.07.2007	Master	22 years
Ali Fuat Erbil	EVP-Retail Banking	30.04.1999	PhD	15 years
Ali Temel	EVP-Loans	21.10.1999	University	17 years
Gökhan Erun	EVP-Human Resources & Investment Banking	18.08.2005	Master	13 years
Faruk Nafiz Karadere	EVP-SME Banking	01.05.1999	University	25 years
Halil Hüsnü Erel	EVP-Operational Services	16.06.1997	University	22 years
Uruz Ersözoğlu	EVP-Treasury	03.04.2006	University	16 years
Tolga Egemen	EVP-Financial Institutions & Corporate Banking	21.09.2000	University	15 years
Turgay Gönensin	EVP-Commercial Banking	15.12.2001	University	22 years
Aydın Şenel	EVP- General Accounting & Financial Reporting	02.03.2006	University	26 years
Zekeriya Öztürk	EVP- International Business Development	02.03.2006	Master	12 years

The top management listed above does not hold any unquoted shares of the Bank.

(Thousands of New Turkish Lira (YTL))

1.4 Information on the Bank's qualified shareholders

Company	Shares	Ownership	Paid-in Capital	Unpaid Portion
Doğuş Holding AŞ	462,250	22.0119%	462,250	-
GE Araştırma ve Müşavirlik Limited Şti	535,506	25.5003%	535,506	-

In accordance with the Articles of Association of the Bank, there are 370 founder shares. It is required in the Articles of Association to distribute 10% of the distributable profit to the holders of these founder shares after allocating 5% to legal reserves, distributing dividend at an amount equal to 5% of the capital and allocating 5% of the remaining to extraordinary reserves.

1.5 Summary information on the Bank's activities and services

Activities of the Bank as stated at the third clause of its Articles of Association are as follows:

- All banking operations,
- Participating in, establishing, and trading the shares of enterprises at various sectors within the limits setforth by the Banking Law;
- Providing attorneyship, insurance agency, brokerage and freight services in relation with banking activities,
- Purchasing/selling debt securities, treasury bills, government bonds and other share certificates issued by official and private institutions,
- Developing economical and financial relations with foreign organizations,
- Dealing with all economic operations in compliance with the Banking Law.

The Bank's activities are not limited to those disclosed in that third clause, but whenever the Board of Directors deems any operations other than those stated above to be of benefit to the Bank, it is recommended in the general meeting, and the launching of the related project depends on the decision taken during the General Assembly which results in a change in the Articles of Association and on the approval of this decision by the Ministry of Industry and Commerce. Accordingly, the approved decision is added to the Articles of Association.

The Bank is not a specialized bank but deals with all kinds of banking activities. Deposits are the main sources of the lendings to the customers. The Bank grants loans to companies operating in various sectors while aiming to maintain the required level of efficiency and profitability.

The Bank also grants non-cash loans to its customers; especially letters of guarantee, letters of credit and acceptance credits.

2 Unconsolidated Financial Statements

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi

Balance Sheet

At 30 September 2007

ASSETS	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL)					
		CURRENT PERIOD 30 September 2007			PRIOR PERIOD 31 December 2006		
		YTL	FC	Total	YTL	FC	Total
I. CASH AND BALANCES WITH CENTRAL BANK	(5.1.1)	739.630	3.665.059	4.404.689	1.885.335	3.391.537	5.276.872
II. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (Net)	(5.1.2)	108.323	37.550	145.873	67.621	80.838	148.459
2.1 Financial assets held for trading		61.929	34.487	96.416	57.403	76.766	134.169
2.1.1 Government securities		43.738	34.487	78.225	50.492	75.993	126.485
2.1.2 Equity securities		9.800	-	9.800	-	-	-
2.1.3 Other securities		8.391	-	8.391	6.911	773	7.684
2.2 Financial assets valued at fair value through profit or loss		-	-	-	-	-	-
2.2.1 Government securities		-	-	-	-	-	-
2.2.2 Equity securities		-	-	-	-	-	-
2.2.3 Other securities		-	-	-	-	-	-
2.3 Trading derivatives		46.394	3.063	49.457	10.218	4.072	14.290
III. BANKS AND OTHER FINANCIAL INSTITUTIONS	(5.1.3)	630.088	1.872.999	2.503.087	62.480	833.962	896.442
IV. INTERBANK MONEY MARKETS		-	-	-	-	-	-
4.1 Interbank money market placements		-	-	-	-	-	-
4.2 Istanbul Stock Exchange money market placements		-	-	-	-	-	-
4.3 Receivables from reverse repurchase agreements		-	-	-	-	-	-
V. FINANCIAL ASSETS AVAILABLE-FOR-SALE (Net)	(5.1.4)	7.789.412	3.534.675	11.324.087	5.619.046	4.008.884	9.627.930
5.1 Equity securities		45.816	26.909	72.725	44.648	21.668	66.316
5.2 Government securities		7.695.189	2.301.213	9.996.402	5.574.398	2.937.365	8.511.763
5.3 Other securities		48.407	1.206.553	1.254.960	-	1.049.851	1.049.851
VI. LOANS	(5.1.5)	19.821.440	14.893.109	34.714.549	15.320.304	12.030.186	27.350.490
6.1 Performing loans		19.520.380	14.893.109	34.413.489	15.134.959	12.030.186	27.165.145
6.2 Loans under follow-up		805.540	-	805.540	636.589	-	636.589
6.3 Specific provisions (-)		504.480	-	504.480	451.244	-	451.244
VII. FACTORING RECEIVABLES		-	-	-	-	-	-
VIII. INVESTMENTS HELD-TO-MATURITY (Net)	(5.1.6)	3.156.183	681.051	3.837.234	3.802.826	816.021	4.618.847
8.1 Government securities		3.153.041	681.051	3.834.092	3.800.874	816.021	4.616.895
8.2 Other securities		3.142	-	3.142	1.952	-	1.952
IX. INVESTMENTS IN ASSOCIATES (Net)	(5.1.7)	12.692	-	12.692	1.177	-	1.177
9.1 Financial investments in associates		11.312	-	11.312	-	-	-
9.2 Non-financial investments in associates		1.380	-	1.380	1.177	-	1.177
X. INVESTMENTS IN SUBSIDIARIES (Net)	(5.1.8)	250.419	324.349	574.768	313.436	290.716	604.152
10.1 Unconsolidated financial investments in subsidiaries		242.864	324.349	567.213	305.546	290.716	596.262
10.2 Unconsolidated non-financial investments in subsidiaries		7.555	-	7.555	7.890	-	7.890
XI. INVESTMENTS IN JOINT-VENTURES (Net)	(5.1.9)	-	-	-	-	-	-
11.1 Financial investments in joint-ventures		-	-	-	-	-	-
11.2 Non-financial investments in joint-ventures		-	-	-	-	-	-
XII. LEASE RECEIVABLES (Net)	(5.1.10)	-	-	-	-	-	-
12.1 Financial lease receivables		-	-	-	-	-	-
12.2 Operational lease receivables		-	-	-	-	-	-
12.3 Others		-	-	-	-	-	-
12.4 Unearned income (-)		-	-	-	-	-	-
XIII. DERIVATIVE FINANCIAL ASSETS HELD FOR RISK MANAGEMENT	(5.1.11)	-	12.671	12.671	-	4.799	4.799
13.1 Fair value hedges		-	-	-	-	-	-
13.2 Cash flow hedges		-	12.671	12.671	-	4.799	4.799
13.3 Net foreign investment hedges		-	-	-	-	-	-
XIV. TANGIBLE ASSETS (Net)	(5.1.12)	897.966	992	898.958	884.325	1.121	885.446
XV. INTANGIBLE ASSETS (Net)	(5.1.13)	79.332	310	79.642	67.515	203	67.718
15.1 Goodwill		-	-	-	-	-	-
15.2 Other intangibles		79.332	310	79.642	67.515	203	67.718
XVI. TAX ASSET	(5.1.14)	56.033	-	56.033	38.188	-	38.188
16.1 Current tax asset		-	-	-	-	-	-
16.2 Deferred tax asset		56.033	-	56.033	38.188	-	38.188
XVII. ASSETS HELD FOR SALE	(5.1.15)	102.100	-	102.100	115.154	-	115.154
XVIII. OTHER ASSETS	(5.1.16)	737.040	101.901	838.941	542.620	108.619	651.239
TOTAL ASSETS		34.380.658	25.124.666	59.505.324	28.720.027	21.566.886	50.286.913

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi

Balance Sheet

At 30 September 2007

	LIABILITIES AND SHAREHOLDERS' EQUITY	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL)					
			CURRENT PERIOD 30 September 2007			PRIOR PERIOD 31 December 2006		
			YTL	FC	Total	YTL	FC	Total
I.	**DEPOSITS**	(5.2.1)	**16.906.081**	**17.696.251**	**34.602.332**	**14.242.516**	**15.896.521**	**30.139.037**
II.	**DERIVATIVE FINANCIAL LIABILITIES HELD FOR TRADING**	(5.2.2)	**327.988**	**42.077**	**370.065**	**219.766**	**3.136**	**222.902**
III.	**FUNDS BORROWED**	(5.2.3)	**956.916**	**7.580.624**	**8.537.540**	**510.041**	**7.380.364**	**7.890.405**
IV.	**INTERBANK MONEY MARKETS**	(5.2.4)	**5.267.594**	**681.504**	**5.949.098**	**4.256.772**	**557.121**	**4.813.893**
4.1	Interbank money market takings		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market takings		-	-	-	-	-	-
4.3	Obligations under repurchase agreements		5.267.594	681.504	5.949.098	4.256.772	557.121	4.813.893
V.	**SECURITIES ISSUED (Net)**		-	-	-	-	-	-
5.1	Bills		-	-	-	-	-	-
5.2	Asset backed securities		-	-	-	-	-	-
5.3	Bonds		-	-	-	-	-	-
VI.	**FUNDS**		-	-	-	-	-	-
VII.	**MISCELLANEOUS PAYABLES**		**1.624.713**	**15.078**	**1.639.791**	**1.311.410**	**15.420**	**1.326.830**
VIII.	**OTHER EXTERNAL RESOURCES PAYABLE**	(5.2.4)	**206.605**	**259.954**	**466.559**	**105.889**	**452.949**	**558.838**
IX.	**FACTORING PAYABLES**		-	-	-	-	-	-
X.	**LEASE PAYABLES (Net)**	(5.2.5)	**2.855**	**56.157**	**59.012**	**298**	**44.440**	**44.738**
10.1	Financial lease payables		3.158	60.245	63.403	336	49.341	49.677
10.2	Operational lease payables		-	-	-	-	-	-
10.3	Others		-	-	-	-	-	-
10.4	Deferred expenses (-)		303	4.088	4.391	38	4.901	4.939
XI.	**DERIVATIVE FINANCIAL LIABILITIES HELD FOR RISK MANAGEMENT**	(5.2.6)	-	**124**	**124**	-	-	-
11.1	Fair value hedges		-	-	-	-	-	-
11.2	Cash flow hedges		-	124	124	-	-	-
11.3	Net foreign investment hedges		-	-	-	-	-	-
XII.	**PROVISIONS**	(5.2.7)	**530.454**	**17.353**	**547.807**	**413.046**	**14.083**	**427.129**
12.1	General provisions		234.241	12.865	247.106	148.747	9.719	158.466
12.2	Restructuring reserves		-	-	-	-	-	-
12.3	Reserve for employee benefits		166.218	-	166.218	128.818	-	128.818
12.4	Insurance technical provisions (Net)		-	-	-	-	-	-
12.5	Other provisions		129.995	4.488	134.483	135.481	4.364	139.845
XIII.	**TAX LIABILITY**	(5.2.8)	**238.904**	**47**	**238.951**	**192.765**	**83**	**192.848**
13.1	Current tax liability		238.904	47	238.951	192.765	83	192.848
13.2	Deferred tax liability		-	-	-	-	-	-
XIV.	**PAYABLES FOR ASSETS HELD FOR SALE**	(5.2.9)	-	-	-	-	-	-
XV.	**SUBORDINATED DEBTS**	(5.2.10)	-	**608.819**	**608.819**	-	-	-
XVI.	**SHAREHOLDERS' EQUITY**	(5.2.11)	**6.400.799**	**84.427**	**6.485.226**	**4.593.631**	**76.662**	**4.670.293**
16.1	Paid-in capital		2.100.000	-	2.100.000	2.100.000	-	2.100.000
16.2	Capital reserves		889.271	81.808	971.079	816.815	74.485	891.300
16.2.1	Share premium		-	-	-	-	-	-
16.2.2	Share cancellation profits		-	-	-	-	-	-
16.2.3	Securities value increase fund		94.499	69.941	164.440	67.782	71.337	139.119
16.2.4	Revaluation surplus on tangible assets		29.864	-	29.864	2.147	-	2.147
16.2.5	Revaluation surplus on intangible assets		-	-	-	-	-	-
16.2.6	Bonus shares of associates, subsidiaries and joint-ventures		2.453	-	2.453	4.698	-	4.698
16.2.7	Hedging reserves (effective portion)		-10.419	11.867	1.448	-30.366	3.148	-27.218
16.2.8	Revaluation surplus on assets held for sale		-	-	-	-	-	-
16.2.9	Other capital reserves		772.874	-	772.874	772.554	-	772.554
16.3	Profit reserves		1.426.499	2.619	1.429.118	613.153	2.177	615.330
16.3.1	Legal reserves		153.690	2.619	156.309	89.957	2.177	92.134
16.3.2	Status reserves		-	-	-	-	-	-
16.3.3	Extraordinary reserves		1.275.689	-	1.275.689	523.677	-	523.677
16.3.4	Other profit reserves		-2.880	-	-2.880	-481	-	-481
16.4	Profit or loss		1.985.029	-	1.985.029	1.063.663	-	1.063.663
16.4.1	Prior periods profit/loss		-	-	-	-	-	-
16.4.2	Current period net profit/loss		1.985.029	-	1.985.029	1.063.663	-	1.063.663
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**32.462.909**	**27.042.415**	**59.505.324**	**25.846.134**	**24.440.779**	**50.286.913**

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi
Off-Balance Sheet Items
At 30 September 2007

OFF-BALANCE SHEET ITEMS	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL)					
		CURRENT PERIOD 30 September 2007			PRIOR PERIOD 31 December 2006		
		YTL	FC	Total	YTL	FC	Total
A. OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES (I+II+III)		**23.300.031**	**19.371.938**	**42.671.969**	**16.579.521**	**15.402.920**	**31.982.441**
I. GUARANTEES AND SURETIES	(5.3.1)	**3.692.230**	**7.969.683**	**11.661.913**	**2.688.511**	**6.837.765**	**9.526.276**
1.1. Letters of guarantee		3.690.443	5.536.349	9.226.792	2.687.808	4.575.955	7.263.763
1.1.1. Guarantees subject to State Tender Law		313.979	250.790	564.769	268.378	628.922	897.300
1.1.2. Guarantees given for foreign trade operations		300.006	280.099	580.105	255.968	240.821	496.789
1.1.3. Other letters of guarantee		3.076.458	5.005.460	8.081.918	2.163.462	3.706.212	5.869.674
1.2. Bank acceptances		858	126.970	127.828	616	142.925	143.541
1.2.1. Import letter of acceptance		858	116.627	117.485	600	141.356	141.956
1.2 2. Other bank acceptances		-	10.343	10.343	16	1.569	1.585
1.3. Letters of credit		929	2.306 364	2 307.293	87	2.118 885	2.118.972
1.3.1. Documentary letters of credit		-	9.152	9.152	-	10.810	10.810
1.3.2. Other letters of credit		929	2.297.212	2.298.141	87	2.108.075	2.108.162
1.4. Guaranteed prefinancings		-	-	-	-	-	-
1.5. Endorsements		-	-	-	-	-	-
1.5.1. Endorsements to the Central Bank of Turkey		-	-	-	-	-	-
1.5.2. Other endorsements		-	-	-	-	-	-
1.6. Underwriting commitments		-	-	-	-	-	-
1.7. Factoring related guarantees		-	-	-	-	-	-
1.8. Other guarantees		-	-	-	-	-	-
1.9. Other sureties		-	-	-	-	-	-
II. COMMITMENTS	(5.3.1)	**13.900.208**	**2.000.585**	**15.900.793**	**9.807.443**	**1.586.165**	**11.393.608**
2.1. Irrevocable commitments		13.900.208	2.000.243	15.900 451	9.807.443	1.585.926	11.393.369
2.1.1. Asset purchase commitments		62.899	268.717	331.616	146.776	158.806	305.582
2.1.2. Deposit purchase and sales commitments		-	-	-	-	-	-
2.1.3. Share capital commitments to associates and subsidiaries		250	-	250	250	-	250
2.1.4. Loan granting commitments		2.419.392	388.522	2.807.914	1.825.959	394.698	2 220 657
2.1.5. Securities issuance brokerage commitments		-	-	-	-	-	-
2.1.6. Commitments for reserve deposit requirements		-	-	-	-	-	-
2.1.7. Commitments for cheque payments		1.841.251	-	1.841.251	1.528.984	-	1.528.984
2.1.8. Tax and fund obligations on export commitments		22.748	-	22.748	19.092	-	19.092
2.1.9. Commitments for credit card limits		8.243.897	-	8.243.897	6.134.969	-	6.134 969
2.1.10. Receivables from "short" sale commitments on securities		-	-	-	-	-	-
2.1.11. Payables from "short" sale commitments on securities		-	-	-	-	-	-
2.1.12. Other irrevocable commitments		1.309.771	1.343.004	2.652.775	151.413	1.032 422	1.183.835
2.2. Revocable commitments		-	342	342	-	239	239
2.2.1. Revocable loan granting commitments		-	-	-	-	-	-
2.2.2. Other revocable commitments		-	342	342	-	239	239
III. DERIVATIVE FINANCIAL INSTRUMENTS	(5.3.2)	**5.707.593**	**9.401.670**	**15.109.263**	**4.083.567**	**6.978.990**	**11.062.557**
3.1. Derivative financial instruments held for risk management		-	53.913	53.913	-	7.107	7.107
3.1.1. Fair value hedges		-	-	-	-	-	-
3.1.2. Cash flow hedges		-	53.913	53.913	-	7.107	7.107
3.1.3. Net foreign investment hedges		-	-	-	-	-	-
3.2. Trading derivatives		5.707.593	9.347.757	15.055.350	4.083.567	6.971.883	11.055.450
3.2.1. Forward foreign currency purchases/sales		540.493	695.770	1.236.263	356 402	497.943	854.345
3.2.1.1. Forward foreign currency purchases		360.430	272.545	632.975	235.783	193.363	429.146
3.2.1.2. Forward foreign currency sales		180.063	423.225	603.288	120.619	304.580	425.199
3.2.2. Currency and interest rate swaps		3.340.488	6.249.164	9.589.652	3.380.728	5.736.300	9.117.028
3.2.2.1. Currency swaps-purchases		8.200	4 484.821	4 493.021	28.567	4.392.056	4.420 623
3.2.2.2. Currency swaps-sales		3.329.757	1.761.394	5.091.151	3.346.038	1.330.945	4 676.983
3.2.2.3. Interest rate swaps-purchases		492	1.478	1.970	3.010	6 664	9.674
3.2.2.4. Interest rate swaps-sales		2.039	1.471	3.510	3.113	6.635	9.748
3.2.3. Currency, interest rate and security options		1.688.479	1.884.780	3.573.259	309.499	604.878	914.377
3.2.3.1. Currency call options		654.968	1.025.523	1.680.491	50.768	333.396	384.164
3.2.3.2. Currency put options		1.021.971	780.059	1.802.030	258.731	120.767	379.498
3.2.3.3. Interest rate call options		-	-	-	-	-	-
3.2.3.4. Interest rate put options		-	-	-	-	-	-
3.2.3.5. Security call options		8.445	60.874	69.319	-	65.742	65.742
3.2.3.6. Security put options		3.095	18.324	21.419	-	84.973	84.973
3.2.4. Currency futures		125.112	106.813	231.925	36.938	34.828	71.766
3.2.4.1. Currency futures-purchases		117.293	17	117.310	36.938	-	36.938
3.2.4.2. Currency futures-sales		7.819	106.796	114.615	-	34.828	34.828
3.2.5. Interest rate futures		-	-	-	-	-	-
3.2.5.1. Interest rate futures-purchases		-	-	-	-	-	-
3.2.5.2. Interest rate futures-sales		-	-	-	-	-	-
3.2 6. Others		13.021	411.230	424.251	-	97.934	97.934
B. CUSTODY AND PLEDGED ITEMS (IV+V+VI)		**117.633.930**	**65.557.523**	**183.191.453**	**79.954.475**	**53.878.013**	**133.832.488**
IV. ITEMS HELD IN CUSTODY		**42.301.460**	**13.122.570**	**55.424.030**	**28.448.874**	**12.781.762**	**41.230.636**
4.1. Customers' securities held		12.441.703	3.932.540	16.374.243	3.219 699	4.408.869	7.628.568
4.2. Investment securities held in custody		24.124.387	1.507.895	25.632.282	20.700.068	1.926.185	22.626.253
4.3. Checks received for collection		4.501.439	512.713	5.014.152	3 641.784	378.927	4.020 711
4.4. Commercial notes received for collection		1.204 618	1.562.378	2.766.996	864.143	1.862.917	2.727.060
4.5. Other assets received for collection		6 438	5.278.315	5.284.753	90	3.861.442	3.861.532
4 6. Assets received through public offering		-	19.457	19.457	-	20.233	20.233
4.7. Other items under custody		22.875	309 272	332.147	23.090	323.189	346.279
4 8. Custodians		-	-	-	-	-	-
V. PLEDGED ITEMS		**75.332.470**	**52.434.953**	**127.767.423**	**51.505.601**	**41.096.251**	**92.601.852**
5.1. Securities		92.434	-	92 434	207.080	-	207.080
5.2. Guarantee notes		10.813.547	4.976.072	15.789.619	7.584.926	4.770.191	12.355.117
5.3. Commodities		157	-	157	237	-	237
5 4. Warranties		-	-	-	-	-	-
5.5. Real estates		11.760.396	7.390.240	19.150 636	7.935.629	5.948.579	13.884.208
5 6. Other pledged items		52 665.766	40.068.285	92.734.051	35.777.559	30.371.558	66.149.117
5.7. Pledged items-depository		170	356	526	170	5.923	6 093
VI. CONFIRMED BILLS OF EXCHANGE AND SURETIES		-	-	-	-	-	-
TOTAL OFF-BALANCE SHEET ITEMS (A+B)		**140.933.961**	**84.929.461**	**225.863.422**	**96.533.996**	**69.280.933**	**165.814.929**

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi
Income Statement
For the Nine-Month Period Ended 30 September 2007

	INCOME AND EXPENSE ITEMS	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL)			
			CURRENT PERIOD Nine-month ended 30 September 2007	PRIOR PERIOD Nine-month ended 30 September 2006	CURRENT PERIOD Three-month ended 30 September 2007	PRIOR PERIOD Three-month ended 30 September 2006
I.	**INTEREST INCOME**	(5.4.1)	5.154.016	3.567.367	1.844.177	1.337.278
1.1	Interest income from loans		2.976.063	2.070.753	1.119.949	733.711
1.2	Interest income from reserve deposits		133.684	87.309	48.582	36.121
1.3	Interest income from banks		188.126	69.392	76.952	23.994
1.4	Interest income from money market transactions		3.998	1.422	1.792	666
1.5	Interest income from securities portfolio		1.608.147	1.164.374	544.361	431.154
1.5.1	Trading financial assets		14.891	17.680	3.133	1.636
1.5.2	Financial assets valued at fair value through profit or loss		-	-	-	-
1.5.3	Financial assets available-for-sale		1.096.791	793.391	372.592	239.466
1.5.4	Investments held-to-maturity		496.465	352.303	168.636	190.052
1.6	Financial lease income		-	-	-	-
1.7	Other interest income		243.998	173.617	52.541	111.632
II.	**INTEREST EXPENSE**	(5.4.2)	3.159.113	2.211.218	1.113.574	888.744
2.1	Interest on deposits		2.197.440	1.658.990	764.116	622.856
2.2	Interest on funds borrowed		434.475	277.291	172.335	106.281
2.3	Interest on money market transactions		521.418	272.446	176.120	159.187
2.4	Interest on securities issued		-	-	-	-
2.5	Other interest expenses		5.780	2.491	1.003	420
III.	**NET INTEREST INCOME (I - II)**		1.994.903	1.356.649	730.603	448.534
IV.	**NET FEES AND COMMISSIONS INCOME**		941.673	755.792	325.123	254.997
4.1	Fees and commissions received		1.269.888	989.572	452.207	352.111
4.1.1	Cash loans		67.878	70.623	23.437	21.452
4.1.2	Non-cash loans		73.226	63.979	21.451	22.529
4.1.3	Others		1.128.784	854.970	407.319	308.130
4.2	Fees and commissions paid		328.215	233.780	127.084	97.114
4.2.1	Cash loans		21.060	23.388	7.692	8.808
4.2.2	Non-cash loans		258	197	96	63
4.2.3	Others		306.897	209.695	119.296	88.243
V.	**DIVIDEND INCOME**	(5.4.3)	49.399	46.305	2.430	8.552
VI.	**NET TRADING INCOME/LOSSES (Net)**	(5.4.4)	-116.571	-5.385	-65.569	-5.412
6.1	Trading account income/losses (Net)		-51.161	83.364	-7.321	-3.886
6.2	Foreign exchange gains/losses (Net)		-65.410	-89.249	-58.248	-1.526
VII.	**OTHER OPERATING INCOME**	(5.4.5)	1.001.146	152.722	159.640	36.757
VIII.	**TOTAL OPERATING PROFIT (III+IV+V+VI+VII)**		3.870.550	2.306.083	1.152.227	743.428
IX.	**PROVISION FOR LOSSES ON LOANS AND OTHER RECEIVABLES (-)**	(5.4.6)	240.605	289.491	72.704	25.086
X.	**OTHER OPERATING EXPENSES (-)**	(5.4.7)	1.283.916	1.034.551	469.426	364.395
XI.	**NET OPERATING PROFIT/LOSS (VIII-IX-X)**		2.346.029	982.041	610.097	353.947
XII.	**INCOME RESULTED FROM MERGERS**		-	-	-	-
XIII.	**INCOME/LOSS FROM INVESTMENTS UNDER EQUITY ACCOUNTING**		-	-	-	-
XIV.	**GAIN/LOSS ON NET MONETARY POSITION**		-	-	-	-
XV.	**PROFIT/LOSS BEFORE TAXES (XI+XII+XIII+XIV)**	(5.4.8)	2.346.029	982.041	610.097	353.947
XVI.	**PROVISION FOR TAXES**	(5.4.9)	361.000	191.487	128.000	72.370
16.1	Current tax charge		374.270	161.188	120.044	93.654
16.2	Deferred tax charge/(credit)		-13.270	30.299	7.956	-21.284
XVII.	**NET OPERATING PROFIT/LOSS AFTER TAXES (XV-XVI)**	(5.4.10)	1.985.029	790.554	482.097	281.577
17.1	Discontinued operations		-	-	-	-
17.2	Others		1.985.029	790.554	482.097	281.577
XVIII.	**NET PROFIT/LOSS (XV-XVI)**	(5.4.11)	1.985.029	790.554	482.097	281.577
	EARNINGS PER SHARE (full YTL amount per YTL'000 face value each)		945	376	229	134

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi
Statement of Changes in Shareholders' Equity
For the Nine-Month Period Ended 30 September 2007

THOUSANDS OF NEW TURKISH LIRA (YTL)

	STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	Footnotes	Paid-In Capital	Capital Reserves from Inflation Adjustments to Paid-In Capital	Share Premium	Share Cancellation Profits	Legal Reserves	Status Reserves	Extraordinary Reserves	Other Reserves	Current Period Net Profit/(Loss)	Prior Period Profit/(Loss)	Revaluation Fund	Revaluation Surplus	Securities Value Increase Fund	Total Shareholders' Equity
	PRIOR PERIOD (30/9/2006)															
I.	Balances at beginning of the period		2.100.000	772.554	-	-	49.261	-	64.587	3 690	-	708.394	2.147	4.860	194.131	3.899.624
II.	Correction made as per TAS 8		-	-	-	-	-	-	-40.840	-	-	12.892	-	-	-30.967	-58.915
2.1	Effect of corrections		-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.2	Effect of changes in accounting policies	(3.24)	-	-	-	-	-	-	-40 840	-	-	12 892	-	-	-30 967	-58 915
III.	Adjusted balances at beginning of the period (I+II)		2.100.000	772.554	-	-	49.261	-	23.747	3 690	-	721.286	2.147	4.860	163.164	3.840.709
	Changes during the period		-	-	-	-	-	-	-	-36.211	-	-	-	-	-76.927	-113 138
IV.	Mergers		-	-	-	-	-	-	-	-	-	-	-	-	-	-
V.	"Available-for-sale" securities		-	-	-	-	-	-	-	-	-	-	-	-	-76.927	-76.927
VI.	Hedges for risk management		-	-	-	-	-	-	-	-36.211	-	-	-	-	-	-36.211
6.1	Net cash flow hedges		-	-	-	-	-	-	-	-36 211	-	-	-	-	-	-36 211
6.2	Net foreign investment hedges		-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Transfers		-	-	-	-	-	-	-	-	-	-	-	-	-38.869	-38.869
VII.	"Available-for-sale" securities		-	-	-	-	-	-	-	-	-	-	-	-	-38.869	-38.869
VIII.	Hedges for risk management		-	-	-	-	-	-	-	-	-	-	-	-	-	-
8.1	Net cash flow hedges		-	-	-	-	-	-	-	-	-	-	-	-	-	-
8.2	Net foreign investment hedges		-	-	-	-	-	-	-	-	-	-	-	-	-	-
IX.	Current period net profit		-	-	-	-	-	-	-	-	790.554	-	-	-	-	790.554
X.	Profit distribution		-	-	-	-	42.778	-	499 930	-	-	-721.286	-	-	-	-178 578
10.1	Dividends		-	-	-	-	-	-	-	-	-	-178 578	-	-	-	-178 578
10.2	Transferred to reserves		-	-	-	-	42 778	-	499 930	-	-	-542 708	-	-	-	-
10.3	Others		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XI.	Capital increase		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.1	Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.2	Revaluation surplus on tangible assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.3	Bonus shares of associates, subsidiaries and joint-ventures		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.4	Securities value increase fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.5	Capital reserves from inflation adjustments to paid-in capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.6	Issuance of share certificates		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.7	Foreign exchange differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.8	Others		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XII.	Changes resulted from disposal of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIII.	Changes resulted from reclassification of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIV.	Primary subordinated debts		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XV.	Secondary subordinated debts		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVI.	Others		-	-	-	-	229	-	-	1.293	-	-	-	0	0	1.522
	Balances at end of the period (III+IV+V+VI+VII+VIII+IX+X+XI+XII+XIII+XIV+XV+XVI)		2.100.000	772.554	-	-	92.268	-	523 677	-31.228	790.554	-	2.147	4.860	47.368	4.302.200
	CURRENT PERIOD (30/9/2007)															
I.	Balances at beginning of the period		2.100.000	772.554	-	-	92.134	-	523 677	-27 699	-	1 063.663	2.147	4.698	139.119	4.670.293
	Changes during the period		-	-	-	-	-	-	-	28.666	-	-	-	-	31.391	60.057
II.	Mergers		-	-	-	-	-	-	-	-	-	-	-	-	-	-
III.	"Available-for-sale" securities		-	-	-	-	-	-	-	-	-	-	-	-	31.391	31.391
IV.	Hedges for risk management		-	-	-	-	-	-	-	28.666	-	-	-	-	-	28.666
4.1.	Net cash flow hedges		-	-	-	-	-	-	-	8 719	-	-	-	-	-	8 719
4.2.	Net foreign investment hedges		-	-	-	-	-	-	-	19 947	-	-	-	-	-	19 947
	Transfers		-	-	-	-	-	-	-	-	-	-	-	-2.245	-6.070	-8.315
V.	"Available-for-sale" securities		-	-	-	-	-	-	-	-	-	-	-	-2.245	-6.070	-8.315
VI.	Hedges for risk management		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.1	Net cash flow hedges		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.2	Net foreign investment hedges		-	-	-	-	-	-	-	-	-	-	-	-	-	-
VII.	Current period net profit		-	-	-	-	-	-	-	-	1.985.829	-	-	-	-	1.985.829
VIII.	Profit distribution		-	-	-	-	64.615	-	752 012	-	-	-1.063.663	27.717	-	-	-219.319
8.1	Dividends		-	-	-	-	-	-	-	-	-	-219 319	-	-	-	-219 319
8.2	Transferred to reserves		-	-	-	-	64 615	-	752 012	-	-	-816 627	-	-	-	-
8.3	Others		-	-	-	-	-	-	-	-	-	-27.717	27 717	-	-	-
IX.	Capital increase		-	-	-	-	-	-	-	-	-	-	-	-	-	-
9.1	Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	-
9.2	Revaluation surplus on tangible assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-
9.3	Bonus shares of associates, subsidiaries and joint-ventures		-	-	-	-	-	-	-	-	-	-	-	-	-	-
9.4	Securities value increase fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-
9.5	Capital reserves from inflation adjustments to paid-in capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-
9.6	Issuance of share certificates		-	-	-	-	-	-	-	-	-	-	-	-	-	-
9.7	Foreign exchange differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-
9.8	Others		-	-	-	-	-	-	-	-	-	-	-	-	-	-
X.	Changes resulted from disposal of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XI.	Changes resulted from reclassification of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XII.	Primary subordinated debts		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIII.	Secondary subordinated debts		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIV.	Others		-	-	-	-	-440	-	-	-2.079	-	-	-	-	-	-2.519
	Balances at end of the period (I+II+III+IV+V+VI+VII+VIII+IX+X+XI+XII+XIII+XIV)		2.100.000	772.554	-	-	156.309	-	1.275.689	-1.112	1 985.829	-	29.864	2.453	164.440	6.485.226

Türkiye Garanti Bankası Anonim Şirketi
Statement of Cash Flows
For the Nine-Month Period Ended 30 September 2007

	STATEMENT OF CASH FLOWS	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL) CURRENT PERIOD 30 September 2007	PRIOR PERIOD 30 September 2006
A.	**CASH FLOWS FROM BANKING OPERATIONS**			
1.1	**Operating profit before changes in operating assets and liabilities**		**3.045.657**	**1.012.473**
1.1.1	Interests received		5.330.224	3.116.588
1.1.2	Interests paid		-3.123.226	-2.082.646
1.1.3	Dividend received		49.399	46.305
1.1.4	Fees and commissions received		1.269.888	755.792
1.1.5	Other income		989.136	120.355
1.1.6	Collections from previously written-off loans and other receivables		13.783	101.800
1.1.7	Payments to personnel and service suppliers		-869.790	-896.731
1.1.8	Taxes paid		-42.102	-148.990
1.1.9	Others		-571.655	-
1.2	**Changes in operating assets and liabilities**		**-1.731.178**	**1.242.412**
1.2.1	Net (increase) decrease in financial assets held for trading		36.795	37.079
1.2.2	Net (increase) decrease in financial assets valued at fair value through profit or loss		-	-
1.2.3	Net (increase) decrease in due from banks and other financial institutions		-1.277.927	-179.566
1.2.4	Net (increase) decrease in loans		-7.436.315	-9.097.772
1.2.5	Net (increase) decrease in other assets		245.810	-8.498
1.2.6	Net increase (decrease) in bank deposits		-249.492	1.017.183
1.2.7	Net increase (decrease) in other deposits		4.693.394	5.205.888
1.2.8	Net increase (decrease) in funds borrowed		1.221.250	4.074.813
1.2.9	Net increase (decrease) in matured payables		-	-
1.2.10	Net increase (decrease) in other liabilities		1.035.307	193.285
I.	**Net cash flow from banking operations**		**1.314.479**	**2.254.885**
B.	**CASH FLOWS FROM INVESTING ACTIVITIES**			
II.	**Net cash flow from investing activities**		**-1.286.882**	**-1.817.279**
2.1	Cash paid for purchase of associates, subsidiaries and joint-ventures		-	-15.483
2.2	Cash obtained from sale of associates, subsidiaries and joint-ventures		55.238	48.257
2.3	Purchases of tangible assets		-166.093	-90.781
2.4	Sales of tangible assets		30.094	335.443
2.5	Cash paid for purchase of financial assets available-for-sale		-1.754.177	-4.970.176
2.6	Cash obtained from sale of financial assets available-for-sale		-	4.929.729
2.7	Cash paid for purchase of investments held-to-maturity		-	-3.533.311
2.8	Cash obtained from sale of investments held-to-maturity		548.056	1.479.043
2.9	Others		-	-
C.	**CASH FLOWS FROM FINANCING ACTIVITIES**			
III.	**Net cash flow from financing activities**		**-283.660**	**-185.618**
3.1	Cash obtained from funds borrowed and securities issued		-	-
3.2	Cash used for repayment of funds borrowed and securities issued		-	-
3.3	Equity instruments issued		-	-
3.4	Dividends paid		-219.319	-178.578
3.5	Payments for financial leases		-64.341	-7.040
3.6	Others		-	-
IV.	**Effect of change in foreign exchange rate on cash and cash equivalents**		**77.263**	**-666.292**
V.	**Net decrease in cash and cash equivalents (I+II+III+IV)**		**-178.800**	**-414.304**
VI.	**Cash and cash equivalents at beginning of period**		**2.987.300**	**2.888.209**
VII.	**Cash and cash equivalents at end of period (V+VI)**		**2.808.500**	**2.473.905**

(Thousands of New Turkish Lira (YTL))

3 Accounting policies

3.1 Basis of presentation

As per the Article 37 of "Accounting and Recording Rules" of the Turkish Banking Law No 5411 published on the Official Gazette no.25983 dated 1 November 2005 and became effective, the Bank keeps its accounting records and prepares its unconsolidated financial statements and the related footnotes in accordance with accounting and valuation standards described in "Regulation on Accounting Applications for Banks and Safeguarding of Documents" published by the Banking Regulatory and Supervisory Agency (BRSA) and in effect since 1 November 2006, Turkish Accounting Standards (TAS), Turkish Financial Reporting Standards (TFRS) and the related statements and guidances.

The accompanying unconsolidated financial statements are prepared in accordance with the historical cost basis except for the securities at fair value through profit or loss, securities available for sale, investments in associates and subsidiaries that are quoted on the stock exchanges and assets held for sale which are presented on a fair value basis. In BRSA's Circular no.BDDK.DZM.2/13/-d-5 on 28 April 2005, it was stated that as of January 2005, the majority of the criterias confirming the existence of a hyperinflationary economy are not valid anymore. Accordingly, the inflation accounting had been applied upto the end of 2004 and ceased beginning from 1 January 2005.

The accounting policies and the valuation principles applied in the preparation of the accompanying financial statements are explained in Notes 3.2 to 3.24.

3.1.1 Additional paragraph for convenience translation to English

The differences between accounting principles, as described in the preceding paragraphs, and the accounting principles generally accepted in countries, in which the accompanying financial statements are to be distributed, and International Financial Reporting Standards ("IFRS"), may have significant influence on the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles generally accepted in such countries and IFRS.

3.2 Strategy for the use of financial instruments and foreign currency transactions

3.2.1 Strategy for the use of financial instruments

The liability side of the Bank's balance sheet is intensively composed of short-term deposits in line with the general trend in the banking sector. In addition to deposits, the Bank has access to longer-term borrowings via the foreign currency borrowings from abroad.

In order to manage the interest rate risk arising from short-term deposits, the Bank is keen on maintaining floating rate instruments such as government bonds with quarterly coupon payments and instruments like credit cards and consumer loans providing regular cash inflows.

The fundamental strategy to manage the liquidity risk is to expand the deposit base through customer-oriented banking philosophy, and to increase customer transactions and retention rates. The Bank's widespread and effective branch network, advantage of primary dealership and strong market share in the treasury and capital markets, are some of the effective tools in the realisation of this strategy. For this purpose, serving customers by introducing new products and services continuously and reaching the customers satisfaction are very important.

Another influential factor in management of interest and liquidity risks on balance sheet, is product diversification both on asset and liability sides.

Exchange rate risk, interest rate risk and liquidity risk are controlled and measured by various risk management systems instantly, and the balance sheet is managed under the limits set by these systems and the limits legally required. Asset-liability management and value at risk models, stress tests and scenario analysis are used for this purpose.

Purchase and sale of short and long-term financial instruments are allowed within the pre-determined limits to generate risk-free return on capital.

The foreign currency position is controlled by the equilibrium of a currency basket to eliminate the foreign exchange risk.

3.2.2 Foreign currency transactions

Foreign exchange gains and losses arising from foreign currency transactions are recorded at transaction dates. At the end of the periods, foreign currency assets and liabilities evaluated with the Bank's spot purchase rates and the differences are recorded as foreign exchange gain or loss in the income statement except for foreign exchange gain/loss arising from the conversion of the net investments in associates and subsidiaries in foreign countries into YTL.

Foreign currency differences arising from the conversion of the net investments in associates and subsidiaries in foreign countries into YTL are classified as "securities value increase fund" under the shareholders' equity. A non-derivative liability is designated as a hedge of net investment in foreign operations and the Bank recognizes the effective portion of changes in the fair value of the hedging instrument under the shareholders' equity in "hedging reserves".

In the currency conversion of the financial statements of the Bank's foreign branches, the Bank's spot purchase rates are used for balance sheet items and average foreign currency rates for income statement. All foreign currency differences arising from this conversion, are classified as "other profit reserves" under the shareholders' equity.

3.3 Investments in associates and subsidiaries

The unconsolidated investments in associates and subsidiaries are accounted in accordance with the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement". Investments in companies quoted in organized markets and for which their fair values can be reliably determined, are valued at their fair values. Others are valued at costs reduced by provisions for impairment losses, if any, in the accompanying financial statements.

3.4 Forwards, options and other derivative transactions

The derivative transactions mainly consist of foreign currency and interest rate swaps, foreign currency options and forward foreign currency purchase/sale contacts. The Bank does not have any embedded derivatives.

According to the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement"; forward foreign currency purchases/sales, swaps, options and futures are classified "hedging purposes" and "trading purposes". Derivatives are initially recorded in off-balance sheet accounts at their purchase costs including the transaction costs. Subsequently, the derivative transactions are valued at their fair values and the changes in their fair values are recorded on balance sheet under "derivative financial assets" or "derivative financial liabilities", respectively. Subsequent fair value changes for trading derivatives are recorded under income statement. Whereas, the effective portions of hedging derivatives are recorded under shareholders' equity while their ineffective portions are posted through income statement.

The spot legs of currency swap transactions are recorded on the balance sheet and the forward legs in the off-balance sheet accounts.

3.5 Interest income and expenses

Interests are recorded according to the effective interest rate method (rate equal to the rate in calculation of present value of future cash flows of financial assets or liabilities) defined in the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement".

In case of an interest accrued on a security before its acquisition, the collected interest is divided into two parts as interest before and after the acquisition and only the interest of the period after the acquisition is recorded as interest income in the financial statements.

The accrued interest income on non-performing loans are reversed and subsequently recognised as interest income only when collected.

3.6 Fees and commissions

Fees and commissions received and paid, and other fees and commissions paid to financial institutions are calculated according to either accrual basis of accounting or effective interest rate method depending on nature of fees and commissions, incomes derived from agreements and asset purchases from third parties are recognized as income when realized.

3.7 Financial assets

3.7.1 Financial assets at fair value through profit or loss

Such assets are valued at their fair values and gain/loss arising is recorded in the income statement. Interest income earned on trading securities and the difference between their acquisition costs and fair values are recorded as interest income in the income statement. In case of sales of such securities before their maturity, the gains/losses on such sales are recorded under trading income/losses.

3.7.2 Investments held-to-maturity, financial assets available-for-sale and loans and receivables

Financial assets are initially recorded at their purchase costs including the transaction costs.

Investments held-to-maturity are financial assets with fixed maturities and pre-determined payment schedules that the Bank has the intent and ability to hold until maturity, excluding loans and receivables.

There are no financial assets that are not allowed to be classified as investments held-to-maturity for two years due to the tainting rules applied for the breach of classification rules.

Investments held-to-maturity are recorded using discounting method with internal rate of return after deducting impairments, if any. Interest earned on investments held-to-maturity are recognized as interest income.

Assets available-for-sale, are financial assets other than assets held for trading purposes, investments held-to-maturity and loans and receivables.

Financial assets available-for-sale are measured at their fair values subsequently. However, assets for which fair values could not be determined reliably are valued using discounting method with internal rate of return for the ones with a fixed maturity; and using valuation models or discounted cash flow techniques for the ones which do not have a fixed maturity. Unrecognised gain/losses derived from the difference between their fair value and the discounted values are recorded in "securities value increase fund" under the shareholders' equity. In case of sales, the realized gain/losses are recognized directly in the income statement.

Government bonds indexed to consumer price index and issued on 21 February 2007 are for five-year maturity and with fixed real coupon rate of 5% semiannually. As per the statement made by the Turkish Treasury on the date of issuance, such securities will be valued taking into account the difference between the reference index at the issue date and the reference index at the balance sheet date to reflect the effects of inflation.

Purchase and sale transactions of securities are accounted at delivery dates.

Loans and receivables are financial assets raised by the Bank providing money, commodity and services to debtors.

Loans are financial assets with fixed or determinable payments and not quoted in an active market.

Loans and receivables are recognized at cost and measured at amortized cost using the effective interest method. Duties paid, transaction expenditures and other similar expenses on assets received against such risks are considered as a part of transaction cost and charged to customers.

3.8 Impairment of financial assets

Financial asset or group of financial assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such indication exists, the Bank estimates the amount of impairment.

Impairment loss incurs if, and only if, there is an objective evidence that the expected future cash flows of financial asset or group of financial assets are adversely effected by an event(s) ("loss event(s)") incurred subsequent to recognition. The losses expected to incur due to future events are not recognized even if the probability of loss is high.

If there is an objective evidence that certain loans will not be collected, for such loans; the Bank provides specific and general allowances for loan and other receivables classified in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables published on the Official Gazette no.2633 dated 1 November 2006. The allowances are recorded in the income statement of the related period.

3.9 Netting of financial instruments

In cases where the fair values of trading securities, securities available-for-sale, securities quoted at the stock exchanges, associates and subsidiaries are less then their carrying values, a provision for impairment is allocated, and the net value is shown on the balance sheet.

The Bank provides specific allowances for loan and other receivables in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables. The allowances are recorded under "loans" as negative balances on the asset side.

(Thousands of New Turkish Lira (YTL))

Otherwise, the financial assets and liabilities are netted off only when there is a legal right to do so.

3.10 Repurchase and resale agreements and securities lending

Securities sold under repurchase agreements are recorded on the balance sheet in compliance with the Uniform Chart of Accounts. Accordingly, government bonds and treasury bills sold to customers under repurchase agreements are classified as "Investments Subject to Repurchase Agreements" and valued based on the Bank management's future intentions, either at market prices or using discounting method with internal rate of return. The funds received through repurchase agreements are classified separately under liability accounts and the related interest expenses are accounted on an accrual basis.

Securities purchased under resale agreements are classified under "interbank money markets" separately. An income accrual is accounted for the positive difference between the purchase and resale prices earned during the period.

3.11 Assets held for sale and discontinued operations

A tangible asset (or a disposal group) classified as "asset held for sale" is measured at lower of carrying value or fair value less costs to sell. An asset (or a disposal group) is regarded as "asset held for sale" only when the sale is highly probable and the asset (disposal group) is available for immediate sale in its present condition. For a highly probable sale, there must be a valid plan prepared by the management for the sale of asset including identification of possible buyers and completion of sale process. Furthermore, the asset should be actively in the market at a price consistent with its fair value.

A discontinued operation is a part of the Bank's business classified as sold or held-for-sale. The operating results of the discontinued operations are disclosed seperately in the income statement. The Bank has no discontinued operations.

3.12 Goodwill and other intangible assets

The Bank's intangible assets consist of leasehold improvements, softwares, intangible rights and pre-operating expenses.

Goodwill and other intangible assets are recorded at cost in compliance with the Turkish Accounting Standard 38 (TAS 38) "Intangible Assets".

The costs of the intangible assets purchased before 31 December 2004 are restated from the purchasing dates to 31 December 2004, the date the hyperinflationary period is considered to be ended. The intangible assets purchased after this date are recorded at their historical costs. Assets purchased before 2005 are amortised over their estimated useful lives on a straight-line basis. Since 1 January 2005, newly purchased assets are amortised based on the declining balance which is one of the accelerated amortisation methods.

Estimated useful lives of the Bank's intangible assets are 5-15 years, and amortisation rates are 6.67-20%.

If there is objective evidence of impairment, the asset's recoverable amount is estimated in accordance with the Turkish Accounting Standard 36 (TAS 36) " Impairment of Assets" and if the recoverable amount is less then the carrying value of the related asset, a provision for impairment loss is made.

(Thousands of New Turkish Lira (YTL))

3.13 Tangible assets

The cost of the tangible assets purchased before 31 December 2004 are restated from the purchasing dates to 31 December 2004, the date the hyperinflationary period is considered to be ended. The tangible assets purchased after this date are recorded at their historical costs.

Tangible assets are recorded at cost in compliance with the Turkish Accounting Standard 16 (TAS 16) "Tangible Assets".

If there is objective evidence of impairment, the asset's recoverable amount is estimated in accordance with the Turkish Accounting Standard 36 (TAS 36) " Impairment of Assets" and if the recoverable amount is less then the carrying value of the related asset, a provision for impairment loss is made.

Gains/losses arising from the disposal of the tangible assets are calculated as the difference between the net book value and the net sales price.

Maintenance and repair costs incurred for tangible assets, are recorded as expense.

There are no restrictions such as pledges, mortgages or any other restriction on tangible assets.

There are no changes in the accounting estimates that are expected to have an impact in the current or subsequent periods.

The depreciation rates and the estimated useful lives of tangible assets are:

Tangible assets	Estimated useful lives (years)	Depreciation Rates (%) from 1 January 2005	Depreciation Rates (%) before 1 January 2005
Buildings	50	4	2
Vaults	20-50	4-10	2-5
Motor vehicles	5-7	30-40	15-20
Other tangible assets	4-20	10-50	5-25

Tangible assets purchased before 2005 are depreciated over their estimated useful lives on a straight-line basis from the date of their acquisition. Since 1 January 2005, newly purchased tangible assets are depreciated based on the declining balance which is one of the accelerated depreciation methods.

The depreciation of an asset held for a period less than a full financial year is calculated as a proportion of the full year depreciation charge from the date of acquisition to the financial year end.

3.14 Leasing activities

The maximum period of the leasing agreements is 4 years. Leased assets are recognized by recording an asset or a liability. In the determination of the related asset and liability amounts, the lower of the fair value of the leased asset and the present value of leasing payments is considered. Financial costs on leasing agreements are expanded in lease periods at a fixed interest rate.

In cases where leased assets are impaired or the expected future benefits of the assets are less than their book values, the book values of such leased assets are reduced to their net realizable values. Depreciation for assets acquired through financial leases is calculated consistently with the same principle as for the tangible assets.

In operating leases, the rent payments are charged to the statement of operations in equal installments.

(Thousands of New Turkish Lira (YTL))

3.15 Provisions and contingent liabilities

In the financial statements, a provision is made for an existing commitment resulted from past events if it is probable that the commitment will be settled and a reliable estimate can be made of the amount of the obligation. Provisions are calculated based on the best estimates of management on the expenses to incur as of the balance sheet date and, if material, such expenses are discounted for their present values. If the amount is not reliably estimated and there is no probability of cash outflow from the Bank to settle the liability, the related liability is considered as "contingent" and disclosed in the notes to the financial statements.

Provisions made during the period are recorded under "provision for losses on loans and other receivables"; provisions that were booked in the prior periods and released in the current year are recorded under "other operating income".

3.16 Contingent assets

The contingent assets usually arise from unplanned or other unexpected events that give rise to the possibility of an inflow of economic benefits to the Bank. If an inflow of economic benefits to the Bank has become probable, then the contingent asset is disclosed in the footnotes to the financial statements. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the financial statements of the period in which the change occurs.

3.17 Obligations of the Bank concerning employee rights

As per the existing labour law in Turkey, the Bank is required to pay certain amounts to the employees retired or fired except for resignation or misbehaviours.

The Bank reserved for employee severance indemnities in the accompanying financial statements using actuarial method in compliance with the Turkish Accounting Standard 19 (TAS 19) "Employee Benefits".

The major actuarial assumptions used in the calculation of the total liability are as follows:

	30 September 2007	31 December 2006
Discount Rate	5.71%	5.71%
Expected Rate of Salary/Limit Increase	5.00%	5.00%
Estimated Employee Turnover Rate	5.25%	5.25%

The Bank provided for undiscounted short-term employee benefits earned during the financial periods as per services rendered in compliance with TAS 19.

The employees of the Bank are the members of "Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı Vakfı" (the Fund) established as per the temporary article no.20 of the Social Security Law no.506.

As per the letter of the Ministry of Employement and Social Security no.55723 dated 9 November 2006, the temporary Article no.23 of the Turkish Banking Law no.5411 and the temporary Article no.6 of the Law no.5502 dated 16 May 2006, the Board of Ministry of Turkey has agreed on 30 November 2006 by the Decree of Board of Ministries no. 2006/11345 that the Decree on the transfer of pension funds similar foundations subject to the temporary article no.20 of the Social Security Law no.506 together with their members and the persons who are paid under insurance coverage for disablement, old-age and mortality and their right-holders to Social Security Foundation (SSF) will take place.

(Thousands of New Turkish Lira (YTL))

As per the Article no.9 of the related Decision of Board of Ministries;

The discounted liability for each fund in terms of the persons transferred as of the transfer date, including the contributors left the fund, should be calculated by taking the revenues and expenditures of funds into account under the Law no.506 as follows;

a) The technical interest rate to be used for the actuarial calculation is 10.24% calculated as the nominal interest rate at the issue date of the longest-maturity discounted New Turkish Lira-denominated government bonds as of 30 June 2005, as adjusted to real interest rate using the year-end inflation target based on the consumer price index declared in the Medium-Term Program of the Turkish Government.
b) Mortality table "CSO 1980 female and male lifetime tables" will be used for death-age assumptions.
c) Estimated premium payments (including insurance premiums for illness) made by contributors of the fund after the date of transfer of the fund (i.e. active members and persons making volantary premium payments) up to the date they are entitled to receive salary or income as per the Law no.506 are taken into account as revenue in the calculation of discounted value of the fund.

The technical financial statements of the Fund are audited by the certified actuary according to the Article no.38 of the Insurance Law and the "Actuaries Regulation" issued as per this Article. As per the actuarial report dated 12 February 2007 and prepared in compliance with the principles explained above, there is no technical or actual deficit determined which requires provision against.

On 2 November 2005 the President had applied to the Constitutional Court for annulment of certain statements of the related Article of the Turkish Banking Law no.5411 related with the transfer of funds to SSF. By the decision of the Constitutional Court no.E.2005/39, K.2007/33 dated 22 March 2007 as published in the Official Gazette no.26479 dated 31 March 2007, the related Article was annulled and its execution was aborted as of the publication date of this decision.

3.18 Taxation

3.18.1 Corporate tax

In accordance with Article No. 32 of the new Corporate Tax Law no.5520 published in the Official Gazette no.26205 dated 21 June 2006, the corporate tax rate is reduced from 30% to 20%. Accordingly, effective from 1 January 2006, statutory income is subject to corporate tax at 20%. This rate is applied to accounting income modified for certain exemptions (like dividend income) and deductions (like investment incentives), and additions for certain non-tax deductable expenses and allowances for tax purposes. If there is no dividend distribution planned, no further tax charges are made.

Dividends paid to the resident institutions and the institutions working through local offices or representatives are not subject to withholding tax. As per the decision no.2006/10731 of the Council of Ministers published in the Official Gazette no.26237 dated 23 July 2006, certain duty rates included in the articles no.15 and 30 of the new Corporate Tax Law no.5520 are revised. Accordingly, the withholding tax rate on the dividend payments other than the ones paid to the nonresident institutions generating income in Turkey through their operations or permanent representatives and the resident institutions, increased to 15% from 10%. In applying the withholding tax rates on dividend payments to the nonresident institutions and the individuals, the withholding tax rates covered in the related Double Tax Treaty Agreements are taken into account. Appropriation of the retained earnings to capital is not considered as profit distribution and therefore is not subject to withholding tax.

(Thousands of New Turkish Lira (YTL))

The prepaid taxes are calculated and paid at the rates valid for the earnings of the related years. The prepayments can be deducted from the annual corporate tax calculated for the whole year earnings.

In accordance with the tax legislation, tax losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from previous periods.

In Turkey, there is no procedure for a final and definite agreement on tax assessments. Companies file their tax returns with their tax offices by the end of 25th of the fourth month following the close of the accounting period to which they relate. Tax returns are open for five years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

Effective from 1 January 2006, the article 2 of the Law no.5479 published in the Official Gazette dated 8 April 2006 with no.26133 and the article 19 of the Income Tax Law that used to regulate the investment incentives are abolished. However, the provisional article 69 added to the Income Tax Law through this law regulates the transition period in application of investment incentives.

3.18.2 Deferred taxes

According to the Turkish Accounting Standard 12 (TAS 12) "Income Taxes"; deferred tax assets and liabilities are recognized, using the balance sheet method, on all taxable temporary differences arising between the carrying values of assets and liabilities in the financial statements and their corresponding balances considered in the calculation of the tax base, except for the differences not deductible for tax purposes and initial recognition of assets and liabilities which affect neither accounting nor taxable profit.

If transactions and events are recorded in the income statement, then the related tax effects are also recognized in the income statement. However, if transactions and events are recorded directly in the shareholders' equity, the related tax effects are also recognized directly in the shareholders' equity.

The deferred tax assets and liabilities are reported as net in the financial statements.

3.19 Funds borrowed

The Bank generates funds from domestic and foreign sources when this is necessary. The funds borrowed from foreign sources are mainly in the form of syndications and securitizations. The funds borrowed received are recorded at their purchase costs and discounted by using the internal rate of return.

There are no convertible bonds or any other securities issued.

3.20 Shares and share issuances

None.

3.21 Confirmed bills of exchange and acceptances

Confirmed bills of exchange and acceptances are realized simultaneously with the customer payments and recorded in off-balance sheet accounts as possible debt and commitment, if any.

3.22 Government incentives

As of 30 September 2007, the Bank does not have any government incentives or aids.

3.23 Segment reporting

The Bank operates in corporate, commercial, small business, retail and investment banking. Accordingly, the banking products served to customers are; custody services, time and demand deposits, accumulating deposit accounts, repos, overdraft facilities, spot loans, foreign currency indexed loans, consumer loans, automobile and housing loans, working capital loans, discounted bills, gold loans, foreign currency loans, eximbank loans, pre-export loans, ECA covered financing, letters of guarantee, letters of credit, export factoring, acceptance credits, draft facilities, forfaiting, leasing, insurance, forward, futures, salary payments, investment account (ELMA), cheques, safety boxes, bill payments, tax collections, payment orders. GarantiCard, BonusCard, Shop&Miles, BusinessCard under the brand name of Visa and Mastercard, and also American Express credit cards and Maestro ve Electron Garanti24 cards are available.

The Bank provides service packages to its corporate, commercial and retail customers including deposit, loans, foreign trade transactions, investment products, cash management, leasing, factoring, insurance, credit cards, and other banking products. A customer-oriented branch network has been built in order to serve customers' needs effectively and efficiently. The Bank also utilizes alternative delivery channels intensively.

The Bank provides corporate banking products to international and national holdings in Turkey by coordinating regional offices, suppliers and intermediaries, utilizing cross-selling techniques. Mainly, it provides services through its commercial and mixed type of branches to export-revenue earning sectors like tourism and textile and exporters of Turkey's traditional agricultural products.

Additionally, the Bank provides "small business" banking service to enterprises in retail and service sectors. Products include overdraft accounts, POS machines, credit cards, cheque books, TL and foreign currency deposits, investment accounts, internet banking and call-center, debit card, and bill payment.

Retail banking customers form a wide-spread and sustainable deposit base for the Bank. Individual customers' needs are met by diversified consumer banking products through branches and alternative delivery channels.

(Thousands of New Turkish Lira (YTL))

Information on the business segments is as follows as of 30 September 2007:

Current Period	Retail Banking	Corporate Banking	Invesment Banking	Other	Total Operations
Total Operating Profit	959,307	1,164,653	541,700	243,151	2,908,811
Other	-	-	-	912,340	912,340
Total Operating Profit	**959,307**	**1,164,653**	**541,700**	**1,155491**	**3,821,151**
Net Operating Profit	728,374	663,890	338,913	565,453	2,296,630
Income from Associates, Subsidiaries and Joint-Ventures	-	-	-	49,399	49,399
Net Operating Profit	**728,374**	**663,890**	**338,913**	**614,852**	**2,346,029**
Provision for Taxes	-	-	-	361,000	361,000
Net Profit	**728,374**	**663,890**	**338,913**	**253,852**	**1,985,029**
Segment Assets	12,796,937	21,917,612	21,870,177	2,333,138	58,917,864
Investments in Associates, Subsidiaries and Joint-Ventures	-	-	-	587,460	587,460
Undistributed Items	-	-	-	-	-
Total Assets	**12,796,937**	**21,917,612**	**21,870,177**	**2,920,598**	**59,505,324**
Segment Liabilities	22,591,121	13,088,884	16,251,802	1,088,291	53,020,098
Shareholders' Equity	-	-	-	6,485,226	6,485,226
Undistributed Items	-	-	-	-	-
Total Liabilities and Shareholders' Equity	**22,591,121**	**13,088,884**	**16,251,802**	**7,573,517**	**59,505,324**
Other Segment Items					
Capital Expenditure	-	-	-	-	-
Depreciation Expenses	-	-	-	122,217	122,217
Impairment Losses	-	-	754	239,851	240,605
Other Non-Cash Income/Expenses	39,637	-18,626	-279,886	-65,962	-324,837
Restructuring Costs	-	-	-	-	-

3.24 Other disclosures

3.24.1 Disclosures for the first-time adoption of Turkish Accounting Standards

The accounting principles and valuation methods used in the preparation of the prior period financial statements are revised as explained in Note 3.1 in compliance with Turkish Accounting Standards and Turkish Financial Reporting Standards as per the communiqué no.1 "Frame for Preparation and Presentation of Financial Statements" of the Turkish Accounting Standards Board published on the Official Gazette no.25702 dated 16 January 2005. In compliance with the Turkish Accounting Standard 8 (TAS 8) "Accounting Policies, Changes in Accounting Estimates and Errors", the adjustments net of deferred tax effects made to the financial statements of the prior period are summarized below.

(Thousands of New Turkish Lira (YTL))

	Securities Value Increase Fund	Net Profit/Loss Current Period	Prior Periods' Profit/Loss	Shareholders' Equity
Reported Balances as of 31 December 2005	**194,131**	**708,394**	**459,041**	**3,899,624**
Reserve for Employee Severance Indemnities	-	-8,576	-9,805	-18,381
Provision for Short-Term Employee Benefits	-	-6,198	-23,290	-29,488
Provision for Promotion Expenses of Credit Cards	-	-3,301	-7,745	-11,046
Exchange Rate Difference on Investments in Foreign Associates, Subsidiaries and Joint-Ventures	-30,967	30,967	-	-
Adjusted Balances as of 31 December 2005	**163,164**	**721,286**	**418,201**	**3,840,709**

	Net Profit/Loss Current Period	Shareholders' Equity
Reported Balances as of 30 September 2006	**790,607**	**4,381,806**
Reserve for Employee Severance Indemnities	-1,504	-19,885
Provision for Short-Term Employee Benefits	-1,203	-30,691
Provision for Promotion Expenses of Credit Cards	2,654	-8,391
Bonus Shares of Associates, Subsidiaries and Joint-Ventures	-	-20,639
Adjusted Balances as of 30 September 2006	**790,554**	**4,302,200**

As a result of the restatements explained above, the reported capital adequacy ratio at 31 December 2006, restated from 14.08% to 14.12%.

3.24.2 Other reclassifications

The foreign exchange losses of YTL 14,267 thousands on the principal of foreign currency-indexed loans, is reclassified from "other operating expenses" to "foreign exchange losses"; and the foreign exchange gains of YTL 165,746 thousands and YTL 164,920 thousands on the foreign currency-indexed loans and securities respectively from "other operating income" to "foreign exchange gains" as of 30 September 2006.

4 Financial position and results of operations

4.1 Capital adequacy ratio

The Bank's unconsolidated capital adequacy ratio is 15.09%.

4.1.1 Risk measurement methods in calculation of capital adequacy ratio

Capital adequacy ratio is calculated within the scope of the "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no.26333 dated 1 November 2006.

In calculation of capital adequacy ratio, the accounting records prepared in compliance with the current legislation are used.

The items deducted from the capital base are not included in the calculation of risk weighted assets. In calculation of risk weighted assets, impairments, depreciation and amortisation, and provisions are considered as deduction items.

In the calculation of their risk-based values, non-cash loans are weighted after netting with specific provisions that are classified under liabilities and calculated based on the "Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables". The net amounts are then multiplied by the rates stated in the Article 5 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

In the calculation of the risk based values of the derivative financial instruments, such instruments are weighted and classified according to the related risk groups after being multiplied by the rates stated in the Article 5 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

(Thousands of New Turkish Lira (YTL))

4.1.2 Capital adequacy ratio

	Risk Weightings			
	0%	20%	50%	100%
Value at Credit Risk				
Balance Sheet Items (Net)	20,535,180	2,736,395	6,922,965	28,800,548
Cash on Hand	365,838	3,738	-	-
Securities in Redemption	-	-	-	-
Balances with the Central Bank of Turkey	1,532,235	-	-	-
Domestic and Foreign Banks, Foreign Headoffices and Branches	-	1,270,210	-	1,173,499
Interbank Money Market Placements	-	-	-	-
Receivables from Reverse Repurchase Agreements	-	-	-	-
Reserve Deposits	2,453,735	-	-	-
Loans	2,264,723	180,059	6,862,312	24,607,894
Loans under Follow-Up (Net)	-	-	-	301,061
Lease Receivables	-	-	-	-
Financial Assets Available-for-Sale	9,548,859	1,054,375	-	255,384
Investments Held-to-Maturity	3,801,000	-	-	-
Receivables from Term Sale of Assets	-	-	-	247,862
Miscellaneous Receivables	9,745	-	-	112,162
Accrued Interest and Income	493,557	8,380	60,653	558,245
Investments in Associates, Subsidiaries and Joint-Ventures (Net)	-	-	-	575,731
Tangible Assets (Net)	-	-	-	931,287
Other Assets	65,488	219,633	-	37,423
Off-Balance Sheet Items	2,564,644	4,585,573	1,144,352	6,270,640
Non-Cash Loans and Commitments	2,564,644	4,435,433	1,144,352	6,260,480
Derivative Financial Instruments	-	150,140	-	10,160
Non-Risk-Weighted Accounts	-	-	-	-
Total Risk-Weighted Assets	23,099,824	7,321,968	8,067,317	35,071,188

4.1.3 Summary information related to capital adequacy ratio

	Current Period	Prior Period
Value at Credit Risk	40,569,241	31,465,572
Value at Market Risk	1,030,513	303,300
Value at Operational Risk	4,270,571	-
Shareholders' Equity	6,923,518	4,485,274
Shareholders' Equity/ (VaCR+VaMR+VaOR)*100 (*)	15.09%	14.12%

(*) VaCR: Value at Credit Risk
VaMR: Value at Market Risk
VaOR: Value at Operational Risk

(Thousands of New Turkish Lira (YTL))

4.1.4 Components of shareholders' equity items

	Current Period	Prior Period
CORE CAPITAL		
Paid-in Capital	2,100,000	2,100,000
Nominal Capital	2,100,000	2,100,000
Capital Commitments (-)	-	-
Capital Reserves from Inflation Adjustments to Paid-in Capital	772,554	772,554
Share Premium	-	-
Share Cancellation Profits	-	-
Legal Reserves	156,309	92,134
I. Legal Reserve (Turkish Commercial Code 466/1)	137,519	84,776
II. Legal Reserve (Turkish Commercial Code 466/2)	18,790	7,358
Reserves allocated as per Special Legislations	-	-
Status Reserves	-	-
Extraordinary Reserves	1,275,689	523,677
Reserve allocated as per the Decision held by the General Assembly	1,275,689	523,677
Retained Earnings	-	-
Accumulated Losses	-	-
Exchange Rate Differences on Foreign Currency Capital	-	-
Reserves from Inflation Adjustments to Legal, Status and Extraordinary Reserves	-	-
Profit	1,985,029	1,063,663
Current Period Profit	1,985,029	1,063,663
Prior Periods Profit	-	-
Provision for Possible Losses (upto 25% of Core Capital)	32,000	30,000
Income on Sale of Equity Shares and Real Estates to be used up for Capital Increase	27,717	-
Primary Subordinated Debt (upto 15% of Core Capital)	-	-
Loss excess of Reserves (-)	-	-
Current Period Loss	-	-
Prior Periods Loss	-	-
Leasehold Improvements (-)	70,302	57,100
Prepaid Expenses (-)	190,550	146,106
Intangible Assets (-)	9,339	10,618
Deferred Tax Asset excess of 10% of Core Capital (-)	-	-
Limit excesses as per the 3rd Paragraph of the Article 56 of the Banking Law (-)	-	-
Total Core Capital	**6,349,298**	**4,582,028**

(Thousands of New Turkish Lira (YTL))

SUPPLEMENTARY CAPITAL		
General Provisions	247,106	158,466
45% of Revaluation Surplus on Movables	-	-
45% of Revaluation Surplus on Immovables	966	966
Bonus shares of Associates, Subsidiaries and Joint-Ventures	2,453	4,698
Hedging Reserves (effective portion)	1,448	-27,218
Primary Subordinated Debt excluding the Portion included in Core Capital	-	-
Secondary Subordinated Debt	602,500	-
45% of Securities Value Increase Fund	73,998	62,603
Associates and Subsidiaries	1,434	3,158
Investment Securities Available for Sale	72,564	59,445
Other Reserves	-2,560	-481
Total Supplemantary Capital	**925,911**	**199,034**
TIER III CAPITAL	-	-
CAPITAL	**7,275,209**	**4,781,062**
DEDUCTIONS FROM CAPITAL	**351,691**	**295,788**
Unconsolidated investments in Entities (domestic/foreign) operating in Banking and Financial Sectors at 10% or more	11,730	418
Investments in Entities (domestic/foreign) operating in Banking and Financial Sectors at less than 10% exceeding 10% or more of the Total Core and Supplementary Capitals	-	-
Loans to Banks, Financial Institutions (domestic/foreign) or Qualified Shareholders in the form of Secondary Subordinated Debts and Debt Instruments purchased from Such Parties qualified as Primary or Secondary Subordinated Debts	-	-
Loan granted to Customer against the Articles 50 and 51 of the Banking Law	-	-
Net Book Values of Immovables exceeding 50% of the Capital and of Assets Acquired against Overdue Receivables and Held for Sale as per the Article 57 of the Banking Law but Retained more than Five Years	69,770	81,546
Others	-	-
TOTAL SHAREHOLDERS' EQUITY	**6,923,518**	**4,485,274**

4.2 Credit risk

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

4.3 Market risk

The Bank has defined its risk management procedures and has taken necessary precaution in order to avoid market risk, in compliance with "Regulation on Bank's Internal Control and Risk Management Systems" and "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no. 26333 dated 1 November 2006.

Being exposed to market risk, the Bank's Board of Directors has identified risk management strategies and policies considering the suggestions by the Executive Risk Commitee and has pursued the application of these strategies periodically. Considering the existing major risks, the Bank's Board of Directors determines and revises the risk limits, when necessary. The Board of Directors ensures that the risk management group and the executive management are taking necessary action in identifying, measuring, controlling and managing several risks.

(Thousands of New Turkish Lira (YTL))

Market risks arising from trading transactions are measured by internal risk measurement model using value at risk (VaR) methodology. VaR is calculated by three different methods, namely historical simulation, monte carlo simulation and parametric method. Market risk arising from maturity mismatches of assets and liabilities is calculated through the assets-liabilities risk measurement model.

The periodical stress testing and scenario analysis support the above mentioned measurements. Traditional risk measurement methods such as cash flow projection, duration and variance analysis are also used.

The capital need for general market risk and specific risks is calculated using the standart method defined by the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and reported monthly.

4.3.1 Value at market risk

	Amount
(I) Capital Obligation against General Market Risk - Standard Method	56,383
(II) Capital Obligation against Specific Risks - Standard Method	1,260
(III) Capital Obligation against Currency Risk - Standard Method	19,415
(IV) Capital Obligation against Stocks Risks - Standard Method	-
(V) Capital Obligation against Exchange Risks - Standard Method	-
(VI) Capital Obligation against Market Risks of Options - Standard Method	5,383
(VII) Capital Obligation against Market Risks of Banks applying Risk Measurement Models	-
(VIII) Total Capital Obligations against Market Risk (I+II+III+IV+V+VI)	**82,441**
(IX) Value-At-Market Risk ((12.5*VIII) or (12.5*VII))	**1,030,513**

4.3.2 Monthly average values at market risk

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

4.4 Operational risk

The value at operational risk is calculated according to the basic indicator approach as per the Article 14 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

The annual gross income is composed of net interest income plus net non-interest income at year end. This is increased by provisions, operating expenses including fees paid to outsourcing service providers, reduced by realised gains/losses from the sale of securities available-for-sale and held-to-maturity and extraordinary income and income derived from insurance claims.

	31 December 2004	31 December 2005	31 December 2006
(I) Net Interest Income	1,287,786	1,674,660	1,901,806
(II) Net Non-Interest Income	-837,236	-966,266	-838,143
(III) Provisions	459,046	623,338	627,191
(IV) Operating Expenses	1,574,384	1,140,054	1,268,909
(V) Gain/Loss on Securities Available-for-Sale and Held-to-Maturity	-61,426	-55,676	-50,081
(VI) Extraordinary Income	-584,904	-131,408	-199,120
(VII) Gross Income (I+II+III+IV+V-VI-VII)	1,837,650	2,284,702	2,710,562
(VIII) Average Gross Income (Total Gross Income/3)		2,277,638	
(IX) Value at Operational Risk (Av. Gross Income x 15% x 12.5)		4,270,571	

(Thousands of New Turkish Lira (YTL))

4.5 Foreign currency exchange rate risk

Foreign currency position limit is set in compliance with the legal standard ratio of net foreign currency position. As of 30 September 2007, the Bank's net 'on balance sheet' foreign currency short position amounts to YTL 1,827,992 thousands (31 December 2006: YTL 2,825,652 thousands), net 'off-balance sheet' foreign currency long position amounts to YTL 1,769,254 thousands (31 December 2006: YTL 2,829,902 thousands), while net foreign currency short position amounts to YTL 58,738 thousands (31 December 2006: YTL 4,250 thousands, a net foreign currency long position).

The Bank's foreign currency position risk is measured by "standard method" and "value-at-risk (VaR) model". Measurements by standard method are carried out weekly, whereas measurements by "VaR" are done daily.

The Bank's effective exchange rates at the date of balance sheet and for the last five working days of the period announced by the Bank in YTL are as follows:

	US$	EUR	Yen (100)	GBP
The Bank's foreign currency purchase rates at balance sheet date	1.2050	1.7148	1.0487	2.4550
Foreign currency rates for the days before balance sheet date:				
Day 1	1.2050	1.7136	1.0480	2.4542
Day 2	1.2130	1.7168	1.0489	2.4544
Day 3	1.2200	1.7231	1.0550	2.4591
Day 4	1.3300	1.7331	1.0722	2.4741
Day 5	1.2250	1.7260	1.0651	2.4768
Last 30-day arithmetical average rates	1.2570	1.7480	1.0930	2.5389

(Thousands of New Turkish Lira (YTL))

Currency risk:

	Euro	US$	Yen	Other FCs	Total
Current Period					
Assets					
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	3,537,215	58,287	275	69,282	3,665,059
Banks and Other Financial Institutions	258,799	1,479,371	97,377	37,452	1,872,999
Financial Assets at Fair Value through Profit/Loss	14,086	21,423	32	-	35,541
Interbank Money Market Placements	-	-	-	-	-
Financial Assets Available-for-Sale	59,744	3,474,931	-	-	3,534,675
Loans	5,465,752	9,141,502	27,720	258,135	14,893,109
Investments in Associates, Subsidiaries and Joint-Ventures	267,946	56,403	-	-	324,349
Investments Held-to-Maturity	6,632	674,419	-	-	681,051
Derivative Financial Assets Held for Risk Management	-	12,671	-	-	12,671
Tangible Assets	-	404	-	588	992
Intangible Assets	-	240	-	70	310
Other Assets	11,592	42,667	2	694	54,955
Total Assets	**9,621,766**	**14,962,318**	**125,406**	**366,221**	**25,075,711**
Liabilities					
Bank Deposits	105,210	300,810	30	47,744	453,794
Foreign Currency Deposits	5,911,578	10,796,548	27,030	452,707	17,187,863
Interbank Money Market Takings	-	681,504	-	-	681,504
Other Fundings	1,602,789	6,584,460	2,194	-	8,189,443
Securities Issued	-	-	-	-	-
Miscellaneous Payables	10,147	4,708	-	223	15,078
Derivative Financial Liabilities Held for Risk Management	-	124	-	-	124
Other Liabilities (*)	151,599	165,111	881	58,306	375,897
Total Liabilities	**7,781,323**	**18,533,265**	**30,135**	**558,980**	**26,903,703**
Net 'On Balance Sheet' Position	**1,840,443**	**-3,570,947**	**95,271**	**-192,759**	**-1,827,992**
Net 'Off-Balance Sheet' Position	**-1,980,393**	**3,512,216**	**-17,113**	**254,544**	**1,769,254**
Derivative Assets	340,834	4,861,706	-	481,044	5,683,584
Derivative Liabilities	2,321,227	1,349,490	17,113	226,500	3,914,330
Non-Cash Loans	-	-	-	-	-
Prior Period					
Total Assets	**8,225,075**	**13,117,659**	**16,188**	**176,743**	**21,535,665**
Total Liabilities	**6,908,285**	**16,946,207**	**19,815**	**487,010**	**24,361,317**
Net 'On Balance Sheet' Position	**1,316,790**	**-3,828,548**	**-3,627**	**-310,267**	**-2,825,652**
Net 'Off-Balance Sheet' Position	**-1,307,253**	**3,786,385**	**3,197**	**347,573**	**2,829,902**
Derivative Assets	148,462	4,466,731	3,197	434,199	5,052,589
Derivative Liabilities	1,455,715	680,346	-	86,626	2,222,687
Non-Cash Loans	-	-	-	-	-

(*) Other liabilities also include gold deposits of YTL 54,594 thousands.

4.6 Interest rate risk

Interest sensitivity of assets, liabilities and off-balance sheet items is evaluated during the weekly Assets-Liabilities Committee meetings taking into account the developments in market conditions.

Bank's interest rate risk is measured by the standard method, value at risk (VaR) and asset- liability risk measurement models.

Measurements for standard method are carried out monthly using the maturity ladder table, while measurements for VaR calculations are done daily. Asset-liability risk measurement model is studied monthly.

During the daily VaR calculations, the interest rate risks of the Bank's YTL and FC trading and investment securities available for sale and off-balance sheet position are measured. These are supported by scenario analysis and stress testing.

(Thousands of New Turkish Lira (YTL))

4.6.1 Interest rate mismatch for the Bank "Interest rate sensitivity of assets, liabilities and off balance sheet items based on repricing dates"

Current Period	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	2,502,877	-	-	-	-	1,901,812	4,404,689
Banks and Other Financial Institutions	984,970	45,697	509,374	636,225	12,080	314,741	2,503,087
Financial Assets at Fair Value through Profit/Loss	22,521	13,904	39,465	28,336	31,847	9,800	145,873
Interbank Money Market Placements	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	913,324	596,575	4,208,622	1,371,306	4,161,535	72,725	11,324,087
Loans	8,651,491	7,428,741	3,316,614	3,378,195	11,638,447	301,061	34,714,549
Investments Held-to-Maturity	2,205	-	3,016,303	125,227	693,499	-	3,837,234
Other Assets	27,280	209,365	260	4,369	31,371	2,303,160	2,575,805
Total Assets	**13,104,668**	**8,294,282**	**11,090,638**	**5,543,658**	**16,568,779**	**4,903,299**	**59,505,324**
Liabilities							
Bank Deposits	305,516	43,318	6,290	1,931	91,422	311,094	759,571
Other Deposits	22,992,359	2,787,640	637,927	442,148	39,600	6,943,087	33,842,761
Interbank Money Market Takings	4,607,985	397,190	354,193	589,730	-	-	5,949,098
Miscellaneous Payables	-	-	-	-	-	1,639,791	1,639,791
Securities Issued	-	-	-	-	-	-	-
Other Fundings	5,218,339	1,453,444	1,292,006	838,599	343,971	-	9,146,359
Other Liabilities	61,728	65,740	107,597	49,924	144,215	7,738,540	8,167,744
Total Liabilities	**33,185,927**	**4,747,332**	**2,398,013**	**1,922,332**	**619,208**	**16,632,512**	**59,505,324**
On Balance Sheet Long Position	-	**3,546,950**	**8,692,625**	**3,621,326**	**15,949,571**	-	-
On Balance Sheet Short Position	**-20,081,259**	-	-	-	-	**-11,729,213**	-
Off-Balance Sheet Long Position	**3,184**	**4,600**	**21,427**	-	-	-	**29,211**
Off-Balance Sheet Short Position	**-4,133**	**-41,647**	**-21,402**	-	-	-	**-67,182**
Total Position	**-20,082,208**	**3,509,903**	**8,692,650**	**3,621,326**	**15,949,571**	**-11,729,213**	**-37,971**

(Thousands of New Turkish Lira (YTL))

Average interest rates on monetary financial instruments:

Current Period	Euro	US$	Yen	YTL
	%	%	%	%
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1.70	-	-	12.93
Banks and Other Financial Institutions	4.06	6.04	1.25	23.13
Financial Assets at Fair Value through Profit/Loss	6.49	7.98	-	18.76
Interbank Money Market Placements	-	-	-	-
Financial Assets Available-for-Sale	5.64	7.90	-	17.56
Loans	6.16	7.43	2.28	24.48
Investments Held-to-Maturity	9.14	9.48	-	20.44
Liabilities				
Bank Deposits	5.32	6.07	-	18.01
Other Deposits	2.50	3.99	0.48	15.15
Interbank Money Market Takings	-	5.48	-	16.63
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	4.68	5.93	1.76	13.00

(Thousands of New Turkish Lira (YTL))

4.6.2 Interest rate mismatch for the Bank "Interest rate sensitivity of assets, liabilities and off balance sheet items based on repricing dates"

Prior Period	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	3,425,434	-	-	-	-	1,851,438	5,276,872
Banks and Other Financial Institutions	713,825	15,199	15,090	425	15,077	136,826	896,442
Financial Assets at Fair Value through Profit/Loss	8,538	25,201	47,816	8,135	58,769	-	148,459
Interbank Money Market Placements	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	1,760,022	3,895,051	1,286,994	202,453	2,417,094	66,316	9,627,930
Loans	7,905,344	5,171,776	2,417,330	5,329,049	6,341,646	185,345	27,350,490
Investments Held-to-Maturity	530,310	2,375,743	4,879	462,785	1,245,130	-	4,618,847
Other Assets	208,608	7,857	3,903	203,501	40,998	1,903,006	2,367,873
Total Assets	**14,552,081**	**11,490,827**	**3,776,012**	**6,206,348**	**10,118,714**	**4,142,931**	**50,286,913**
Liabilities							
Bank Deposits	560,366	153,754	10,324	3,742	17,306	268,782	1,014,274
Other Deposits	19,719,324	2,380,000	324,068	314,835	764	6,385,772	29,124,763
Interbank Money Market Takings	3,607,983	213,447	-	-	992,463	-	4,813,893
Miscellaneous Payables	-	-	-	-	-	1,326,830	1,326,830
Securities Issued	-	-	-	-	-	-	-
Other Fundings	3,350,372	1,143,978	2,158,958	964,935	272,162	-	7,890,405
Other Liabilities	1,467,136	168,277	111,222	210,128	11,845	4,148,140	6,116,748
Total Liabilities	**28,705,181**	**4,059,456**	**2,604,572**	**1,493,640**	**1,294,540**	**12,129,524**	**50,286,913**
On Balance Sheet Long Position	-	**7,431,371**	**1,171,440**	**4,712,708**	**8,824,174**	-	-
On Balance Sheet Short Position	**-14,153,100**	-	-	-	-	**-7,986,593**	-
Off-Balance Sheet Long Position	**3,184**	**4,600**	**21,427**	-	-	-	**29,211**
Off-Balance Sheet Short Position	**-4,133**	**-41,647**	**-21,402**	-	-	-	**-67,182**
Total Position	**-14,154,049**	**7,394,324**	**1,171,465**	**4,712,708**	**8,824,174**	**-7,986,593**	**-37,971**

(Thousands of New Turkish Lira (YTL))

Average interest rates on monetary financial instruments:

Prior Period	Euro	US$	Yen	YTL
	%	%	%	%
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1.73	-	-	14.43
Banks and Other Financial Institutions	3.55	5.29	-	15.17
Financial Assets at Fair Value through Profit/Loss	5.63	7.37	-	19.74
Interbank Money Market Placements	-	-	-	-
Financial Assets Available-for-Sale	5.34	8.15	-	20.60
Loans	5.73	7.62	2.80	25.16
Investments Held-to-Maturity	9.14	9.48	-	17.53
Liabilities				
Bank Deposits	3.69	5.90	-	18.56
Other Deposits	2.02	3.42	0.68	15.77
Interbank Money Market Takings	-	5.45	-	17.14
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	3.32	5.97	-	17.58

4.7 Liquidity risk

In order to avoid the liqudity risk, the Bank diverts funding resources as customer deposits and foreign borrowings, considers the maturity mismatch between assets and liabilities and maintains liquid assets to guarantee sufficient liquidity during market fluctuations.

While the Bank's short term liquidity need is met mainly with deposits, its long term liquidity is provided through foreign funding sources such as syndication and securitisation transactions. There are no significant idle liquidity resources.

(Thousands of New Turkish Lira (YTL))

Maturity analysis of assets and liabilities according to remaining maturities:

	Demand	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Undistributed (*)	Total
Current Period								
Assets								
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1,901,812	2,502,877	-	-	-	-	-	4,404,689
Banks and Other Financial Institutions	314,732	984,979	45,697	12,156	2,050	1,143,473	-	2,503,087
Financial Assets at Fair Value through Profit/Loss	9,800	22,272	21,856	7,432	37,131	47,382	-	145,873
Interbank Money Market Placements	-	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	72,725	2,508	380,825	183,255	2,079,550	8,605,224	-	11,324,087
Loans	75,713	7,426,506	4,156,507	1,758,038	3,598,572	17,398,153	301,060	34,714,549
Investments Held-to-Maturity	-	2,205	-	293,510	125,227	3,416,292	-	3,837,234
Other Assets	219,633	194,187	209,365	260	4,369	31,371	1,916,620	2,575,805
Total Assets	**2,594,415**	**11,135,534**	**4,814,250**	**2,254,651**	**5,846,899**	**30,641,895**	**2,217,680**	**59,505,324**
Liabilities								
Bank Deposits	311,094	305,516	43,318	6,290	1,931	91,422	-	759,571
Other Deposits	6,943,087	22,992,359	2,787,640	637,927	442,148	39,600	-	33,842,761
Other Fundings	-	114,346	369,971	191,426	1,613,037	6,857,579	-	9,146,359
Interbank Money Market Takings	-	4,607,985	397,191	-	387,508	556,414	-	5,949,098
Securities Issued	-	-	-	-	-	-	-	-
Miscellaneous Payables	116,706	1,523,085	-	-	-	-	-	1,639,791
Other Liabilities (**)	249,670	163,168	134,379	107,597	49,924	144,215	7,318,791	8,167,744
Total Liabilities	**7,620,557**	**29,706,459**	**3,732,499**	**943,240**	**2,494,548**	**7,689,230**	**7,318,791**	**59,505,324**
Liquidity Gap	**-5,026,142**	**-18,570,925**	**1,081,751**	**1,311,411**	**3,352,351**	**22,952,665**	**-5,101,111**	-
Prior Period								
Total Assets	**2,221,082**	**11,060,981**	**4,546,213**	**2,450,768**	**4,664,060**	**23,299,137**	**2,044,672**	**50,286,913**
Total Liabilities	**6,840,775**	**25,301,776**	**3,061,771**	**1,900,095**	**1,462,482**	**6,336,512**	**5,383,502**	**50,286,913**
Liquidity Gap	**-4,619,693**	**-14,240,795**	**1,484,442**	**550,673**	**3,201,578**	**16,962,625**	**-3,338,830**	-

(*) Certain assets on the balance sheet that are necessary for the banking operations but not convertable into cash in short period such as tangible assets, investments in associates and subsidiaries, stationary supplies, prepaid expenses and loans under follow-up, are included in this column.

(**)Shareholders' Equity is included in "Other liabilities" line under "Undistributed" column.

4.8 Fair values of financial assets and liabilities

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

4.9 Transactions carried out on behalf of customers, items held in trust

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5 Disclosures and Footnotes on Unconsolidated Financial Statements

5.1 Assets

5.1.1 Cash and balances with Central Bank

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Cash in YTL/Foreign Currency	182,693	117,386	181,169	146,565
Central Bank of Turkey	552,739	3,482,374	1,700,078	3,226,830
Others	4,198	65,299	4,088	18,142
Total	**739,630**	**3,665,059**	**1,885,335**	**3,391,537**

Balances with the Central Bank of Turkey:

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Unrestricted Demand Deposits	198	1,532,037	621	1,500,852
Unrestricted Time Deposits	-	-	500,730	-
Restricted Time Deposits	-	-	-	-
Reserve Deposits	552,541	1,950,337	1,198,727	1,725,978
Total	**552,739**	**3,482,374**	**1,700,078**	**3,226,830**

The banks operating in Turkey keep reserve deposits for Turkish currency and foreign currency liabilities in YTL and USD or EUR at the rates of 6% and 11%, respectively as per the Communiqué no.2005/1 "Reserve Deposits" of the Central Bank of Turkey. Interest rates applied for reserve requirements by the Central Bank of Turkey are 12.93% for YTL deposits and 2.325% and 1.700% for foreign currency deposits in USD and EUR.

5.1.2 Further information on financial assets at fair value through profit/loss

5.1.2.1 Financial assets at fair value through profit/loss subject to repurchase agreements and provided as collateral/blocked

None.

5.1.2.2 Positive differences on trading derivative instruments

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Forward Transactions	9,912	1,027	7,520	899
Swap Transactions	348	1,177	59	2,963
Futures	-	-	-	-
Options	36,134	859	2,639	210
Other	-	-	-	-
Total	**46,394**	**3,063**	**10,218**	**4,072**

5.1.3 Banks and other financial institutions

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Banks	630,088	1,872,999	62,480	833,962
Domestic banks	8,186	212,644	7,472	446,883
Foreign banks	621,902	1,660,355	55,008	387,079
Foreign headoffices and branches	-	-	-	-
Other Financial Institutions	-	-	-	-
Total	**630,088**	**1,872,999**	**62,480**	**833,962**

The placements at foreign banks include blocked accounts amounting YTL 1,030,422 thousands of which YTL 142,135 thousands and YTL 17,221 thousands are kept at the Central Bank of Luxembourg and the Central Bank of NCTR , respectively as reserve deposits, and YTL 871,066 thousands are blocked at various banks for repayments of funds borrowed.

Due from foreign banks:

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.4 Financial assets available-for-sale

5.1.4.1 Financial assets subject to repurchase agreements and provided as collateral/blocked

Collateralized financial assets available-for-sale in YTL include government bonds. Carrying values of such securities with total face value of YTL 279,310 thousands (31 December 2006: YTL 454,760 thousands), is YTL 277,542 thousands (31 December 2006: YTL 460,717 thousands). The related accrued interests amount to YTL 9,344 thousands (31 December 2006: YTL 51,015 thousands).

Collateralized financial assets available-for-sale in foreign currencies include eurobonds and other foreign currency government securities. The carrying values of such securities with total face value of US$ 422,270,000 (31 December 2006: US$ 411,670,000), is US$ 414,543,174 (31 December 2006: US$ 405,158,355). The related accrued interests and impairment losses amount to US$ 17,788,521 (31 December 2006: US$ 18,845,582) and US$ 20,710 (31 December 2006: US$ 28,485), respectively.

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Collateralised/Blocked Assets	286,886	520,935	511,732	591,446
Assets subject to Repurchase Agreements	3,481,954	669,734	3,883,783	450,580
Total	**3,768,840**	**1,190,669**	**4,395,515**	**1,042,026**

5.1.4.2 Details of financial assets available-for-sale

	Current Period	Prior Period
Debt Securities	**11,251,362**	**9,564,288**
Quoted at Stock Exchange	8,634,990	7,155,806
Unquoted at Stock Exchange	2,616,372	2,408,482
Common Shares	**30,116**	**29,416**
Quoted at Stock Exchange	12,742	12,042
Unquoted at Stock Exchange	17,374	17,374
Value Increases/Impairment Losses (-)	**42,609**	**34,226**
Total	**11,324,087**	**9,627,930**

(Thousands of New Turkish Lira (YTL))

As of 30 September 2007, the Bank's "financial assets available-for-sale" portfolio includes private sector bonds with "credit linked notes" at a total face value of USD 875,000,000 (31 December 2006: USD 625,000,000) and a total carrying value of USD YTL 1,067,177 thousands (31 December 2006: YTL 897,013 thousands).

5.1.5 Loans

5.1.5.1 Loans and advances to shareholders and employees of the Bank

	Current Period		Prior Period	
	Cash Loans	Non-Cash Loans	Cash Loans	Non-Cash Loans
Direct Lendings to Shareholders	6	1,085	2	8,253
Corporates	6	1,085	2	8,253
Individuals	-	-	-	-
Indirect Lendings to Shareholders	38,953	125,374	21,033	41,793
Loans to Employees	51,678	-	37,034	-
Total	90,637	126,459	58,069	50,046

5.1.5.2 Loans and other receivables classified in groups I and II and restructured or rescheduled

Cash Loans	Performing Loans and Other Receivables (Group I)		Loans under Follow-Up and Other Receivables (Group II)	
	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables
Loans	34,315,806	-	-	97,683
Discounted Bills	82,883	-	-	-
Export Loans	2,861,173	-	-	36,146
Import Loans	30,209	-	-	-
Loans to Financial Sector	1,047,011	-	-	-
Foreign Loans	911,645	-	-	-
Consumer Loans	7,508,172	-	-	-
Credit Cards	5,354,004	-	-	-
Precious Metal Loans	169,608	-	-	-
Other	16,351,101	-	-	61,537
Specialization Loans	-	-	-	-
Other Receivables	-	-	-	-
Total	34,315,806	-	-	97,683

5.1.5.3 Maturity analysis of cash loans

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.1.5.4 Consumer loans, retail credit cards, personnel loans and personnel credit cards:

	Short-Term	Medium and Long-Term	Total
Consumer Loans – YTL	**107,961**	**6,437,798**	**6,545,759**
Housing Loans	2,143	3,374,873	3,377,016
Automobile Loans	9,157	1,087,542	1,096,699
General Purpose Loans	96,661	1,975,383	2,072,044
Other	-	-	-
Consumer Loans – FC-indexed	**7,783**	**566,679**	**574,462**
Housing Loans	2,851	481,161	484,012
Automobile Loans	653	46,615	47,268
General Purpose Loans	4,279	38,903	43,182
Other	-	-	-
Consumer Loans – FC	**33**	**8,818**	**8,851**
Housing Loans	-	561	561
Automobile Loans	-	7,718	7,718
General Purpose Loans	33	539	572
Other	-	-	-
Retail Credit Cards – YTL	**5,107,594**	-	**5,107,594**
With Installment	2,359,740	-	2,359,740
Without Installment	2,747,854	-	2,747,854
Retail Credit Cards – FC	**25,424**	-	**25,424**
With Installment	-	-	-
Without Installment	25,424	-	25,424
Personnel Loans – YTL	**7,308**	**11,835**	**19,143**
Housing Loan	-	1,202	1,202
Automobile Loans	4	254	258
General Purpose Loans	7,304	10,379	17,683
Other	-	-	-
Personnel Loans - FC-indexed	-	**443**	**443**
Housing Loans	-	132	132
Automobile Loans	-	311	311
General Purpose Loans	-	-	-
Other	-	-	-
Personnel Loans – FC	**41**	**26**	**67**
Housing Loans	-	-	-
Automobile Loans	-	-	-
General Purpose Loans	41	26	67
Other	-	-	-
Personnel Credit Cards – YTL	**32,025**	-	**32,025**
With Installment	13,752	-	13,752
Without Installment	18,273	-	18,273
Personnel Credit Cards – FC	-	-	-
With Installment	-	-	-
Without Installment	-	-	-
Deposit Accounts– YTL (real persons)	**359,447**	-	**359,447**
Deposit Accounts– FC (real persons)	-	-	-
Total	**5,647,616**	**7,025,599**	**12,673,215**

(Thousands of New Turkish Lira (YTL))

5.1.5.5 Installment based commercial loans and corporate credit cards

	Short-Term	Medium and Long-Term	Total
Installment-based Commercial Loans – YTL	**143,865**	**2,721,619**	**2,865,484**
Real Estate Loans	2,407	338,891	341,298
Automobile Loans	25,807	1,217,525	1,243,332
General Purpose Loans	115,651	1,165,203	1,280,854
Other	-	-	-
Installment-based Commercial Loans - FC-indexed	**28,603**	**317,996**	**346,599**
Real Estate Loans	-	55,996	55,996
Automobile Loans	2,500	155,361	157,861
General Purpose Loans	26,103	106,639	132,742
Other	-	-	-
Installment-based Commerical Loans – FC	**4**	**2,962**	**2,966**
Real Estate Loans	-	83	83
Automobile Loans	4	1,790	1,794
General Purpose Loans	-	1,089	1,089
Other	-	-	-
Corporate Credit Cards – YTL	**184,038**	-	**184,038**
With Installment	-	-	-
Without Installment	184,038	-	184,038
Corporate Credit Cards – FC	**4,923**	-	**4,923**
With Installment	1,719	-	1,719
Without Installment	3,204	-	3,204
Deposit Accounts– YTL (corporate)	**408,802**	-	**408,802**
Deposit Accounts– FC (corporate)	-	-	-
Total	**770,235**	**3,042,577**	**3,812,812**

5.1.5.6 Allocation of loan customers

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.5.7 Allocation of domestic and foreign loans

	Current Period	Prior Period
Domestic Loans	33,501,844	26,893,298
Foreign Loans	911,645	271,847
Total	**34,413,489**	**27,165,145**

5.1.5.8 Loans to associates and subsidiaries

	Current Period	Prior Period
Direct Lending	362,634	124,139
Indirect Lending	-	-
Total	362,634	124,139

(Thousands of New Turkish Lira (YTL))

5.1.5.9 Specific provisions for loans

Specific Provisions	Current Period	Prior Period
Substandard Loans and Receivables - Limited Collectibility	21,189	23,281
Doubtful Loans and Receivables	81,410	58,177
Uncollectible Loans and Receivables	401,881	369,786
Total	**504,480**	**451,244**

5.1.5.10 Non-performing loans(NPLs) (Net)

Non-performing loans and other receivables restructured or rescheduled (gross amounts before specific provisions):

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Current Period			
Restructured Loans and Receivables	-	-	62,091
Rescheduled Loans and Receivables	-	-	-
Total	-	-	**62,091**
Prior Period			
Restructured Loans and Receivables	-	-	32,547
Rescheduled Loans and Receivables	-	-	-
Total	-	-	**32,547**

Movements in non-performing loan groups:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Balances at Beginning of Period	**78,232**	**117,448**	**440,909**
Additions (+)	449,103	38,398	9,482
Transfer from Other NPL Categories (+)	-	281,786	169,401
Transfer to Other NPL Categories (-)	281,786	169,401	17,340
Collections during the Period (-)	100,237	77,797	75,826
Write-offs (-)	10	12	56,810
Balances at End of Period	**145,302**	**190,422**	**469,816**
Specific Provisions (-)	21,189	81,410	401,881
Net Balance on Balance Sheet	**124,113**	**109,012**	**67,935**

(Thousands of New Turkish Lira (YTL))

Non-performing loans in foreign currencies:

	Group III Substandard Loans and Receivables	Group IV Doubtful Loans and Receivables	Group V Uncollectible Loans and Receivables
Current Period			
Balance at End of Period	1,968	3,896	84,576
Specific Provisions (-)	130	653	57,787
Net Balance at Balance Sheet	1,838	3,243	26,789
Prior Period			
Balance at End of Period	161	581	103,662
Specific Provisions (-)	22	154	62,002
Net Balance at Balance Sheet	139	427	41,660

5.1.5.11 Liquidation policy for uncollectible loans and receivables

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.6 Investments held-to-maturity

5.1.6.1 Investment subject to repurchase agreements and provided as collateral/blocked

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Collateralised/Blocked Investments	262,593	20,930	229,691	35,469
Investments subject to Repurchase Agreements	2,561,833	169,024	1,057,869	293,706
Total	2,824,426	189,954	1,287,560	329,175

5.1.6.2 Government securities held-to-maturity

	Current Period	Prior Period
Government Bonds	3,712,006	4,475,929
Treasury Bills	-	-
Other Government Securities	122,086	140,966
Total	3,834,092	4,616,895

5.1.6.3 Investments held-to-maturity

	Current Period	Prior Period
Debt Securities	3,884,515	4,656,239
Quoted at Stock Exchange	3,279,102	3,943,582
Unquoted at Stock Exchange	605,413	712,657
Impairment Losses (-)	47,281	37,392
Total	3,837,234	4,618,847

(Thousands of New Turkish Lira (YTL))

5.1.6.4 Movement of investments held-to-maturity

	Current Period	Prior Period
Balances at Beginning of Period	4,618,847	2,475,574
Foreign Currency Differences On Monetary Assets	-113,663	38,142
Purchases during the Period	1,118	3,801,796
Disposals through Sales/Redemptions (-)	425,622	1,610,397
Impairment Losses (-)	9,889	13,842
Change in Redeemed Costs	-233,557	-72,426
Balances at End of Period	3,837,234	4,618,847

The Bank reclassified certain investment securities, classified in its available-for-sale portfolio, amounting YTL 2,993,773 thousands with total face value of YTL 2,936,112 thousands to its investments held-to-maturity portfolio in compliance with the "Regulation on Accounting Standards" in the prior period. Such securities are included in "purchases during the period" line above in the movement table of investments held-to-maturity for the period at their fair values of YTL 3,108,957 thousands as of their reclassification dates. The value increases of such securities amounting YTL 23,083 thousands are recorded under the shareholders' equity and amortized through the income statement up to their maturities as earned.

5.1.7 Investments in associates

5.1.7.1 Investments in associates

	Associate	Address (City/ Country)	Bank's Share – If Different, Voting Rights (%)	Bank's Risk Group Share (%)
1	Garanti Sigorta AŞ (*)	Istanbul / Turkey	20.00	20.00
2	Bankalararası Kart Merkezi AŞ	Istanbul / Turkey	10.15	10.15

	Total Assets	Shareholders' Equity	Total Tangible and Intangible Assets	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Company's Fair Value (if available)
1	339,231	130,290	16,223	18,552	386	34,887	-7,140	-
2	14,260	12,685	3,762	1,084	-	3,048	926	-

(*) Its name has been changed as Eureko Sigorta AŞ on 1 October 2007.

(Thousands of New Turkish Lira (YTL))

5.1.7.2 Movement of investments in associates

	Current Period	Prior Period
Balance at Beginning of Period	1,177	30,635
Movements during the Period	11,515	-29,458
Acquisitions and Capital Increases	-	-
Bonus Shares Received (*)	203	-
Dividends from Current Year Profit	-	-
Sales/Liquidations (-)	-	29,458
Reclassifications (**)	11,312	-
Increase/Decrease in Market Values	-	-
Currency Differences on Foreign Associates	-	-
Impairment Losses (-)	-	-
Balance at End of Period	12,692	1,177
Capital Commitments	-	-
Share Percentage at the End of Period (%)	-	-

(*) Bankalararası Kart Merkezi AŞ has increased its share capital from YTL 4,000 thousands to YTL 6,000 thousands through appropriation from its extraordinary reserves.

(**) Following the sale of 80% shares in Garanti Sigorta AŞ previously classified as Investments in Subsidiaries, to Eureko BV on 21 June 2007, the remaining 20% shares are reclassified to Investments in Associates.

5.1.7.3 Sectoral distribution of investments and associates

Investments in Associates	Current Period	Prior Period
Banks	-	-
Insurance Companies	11,312	-
Factoring Companies	-	-
Leasing Companies	-	-
Finance Companies	-	-
Other Associates	1,380	1,177

5.1.7.4 Quoted associates

None.

5.1.7.5 Valuation methods of investments in associates

Investments in Associates	Current Period	Prior Period
Valued at Cost	12,692	1,177
Valued at Fair Value	-	-
Valued by Equity Method of Accounting	-	-

5.1.7.6 Investments in associates sold during the current period

None.

5.1.7.7 Investments in associates acquired during the current period

None.

(Thousands of New Turkish Lira (YTL))

5.1.8 Investments in subsidiaries

5.1.8.1 Investments in subsidiaries

	Subsidiary	Address (City/ Country)	Bank's Share – If Different, Voting Rights (%)	Bank's Risk Group Share (%)
1	Garanti Bilişim Teknolojisi ve Tic. AŞ	Istanbul/Turkey	100.00	100.00
2	Garanti Ödeme Sistemleri AŞ	Istanbul/Turkey	99.92	100.00
3	Doğuş Hiz. Yön. ve Org. Danış. AŞ	Istanbul/Turkey	93.40	100.00
4	Galata Araştırma Yayıncılık Tanıtım ve Bilişim Teknoloji Hiz. AŞ	Istanbul/Turkey	100.00	100.00
5	Garanti Finansal Kiralama AŞ	Istanbul/Turkey	94.10	98.93
6	Garanti Faktoring Hiz. AŞ (1)	Istanbul/Turkey	55.40	55.40
7	Garanti Yatırım Menkul Kıymetler AŞ	Istanbul/Turkey	100.00	100.00
8	Garanti Portföy Yönetimi AŞ	Istanbul/Turkey	100.00	100.00
9	Garanti Emeklilik ve Hayat AŞ	Istanbul/Turkey	84.91	84.91
10	Garanti Bank International NV	Amsterdam/Holland	100.00	100.00
11	Garanti Bank Moscow	Moscow/Russia	75.02	99.94
12	Garanti Financial Services Plc	Dublin/Ireland	99.99	100.00
13	Garanti Fund Management Co. Ltd	Valetta/Malta	99.50	100.00

	Total Assets	Shareholders' Equity	Total Tangible and Intangible Assets	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Company's Fair Value
1	11,802	7,336	557	-	930	419	-100,385	-
2	16,939	6,260	654	-	1,558	1,712	3,969	-
3	929	861	31	21	76	543	-	-
4	335	148	42	-	1	-11	-185	-
5	1,866,439	193,914	17,039	138,655	-	37,447	73,219	-
6	635,092	31,260	1,355	24,143	-	2,638	7,062	74,133
7	26,752	23,755	2,334	1,810	1,013	5,343	3,726	-
8	15,621	13,076	1,551	308	1,628	-1,386	1,780	-
9	708,727	85,284	7,037	10,504	9,520	35,006	-17,003	-
10	5,307,480	344,955	65,293	243,720	80,651	31,811	32,461	267,946
11	502,455	68,868	1,662	22,895	6,498	9,415	16,217	52,040
12	9,401	8,830	-	260	-	-143	6,396	17,364
13	74	-	-	-	-	-	-267	-

(1) Financial information is as of 30 June 2007, but fair value information is as of 30 September 2007.

5.1.8.2 Movement of investments in subsidiaries

	Current Period	Prior Period
Balance at Beginning of Period	604,152	611,151
Movements during the Period	-29,384	-6,999
Acquisitions and Capital Increases	-	14,685
Bonus Shares Received (*)	45,605	10,723
Dividends from Current Year Profit	-	-
Sales/Liquidations (-)	55,238	72,537
Reclassifications	-11,312	-
Increase/(Decrease) in Market Values	16,457	2,184
Currency Differences on Foreign Subsidiaries	-24,896	37,946
Impairment Losses (-)	-	-
Balance at End of Period	574,768	604,152
Capital Commitments	-	-
Share Percentage at the End of Period (%)	-	-

(*) Garanti Bank International NV has increased its capital from EUR 134,750,000 to EUR 159,470,000 through appropriation from its retained earnings on 17 April 2007.

Garanti Faktoring Hiz. AŞ has increased its capital from YTL 15,988,500 to YTL 16,848,500 through appropriation from its retained earnings on 8 August 2007.

5.1.8.3 Sectoral distribution of investments in subsidiaries

Subsidiaries	Current Period	Prior Period
Banks	306,987	287,036
Insurance Companies	56,545	123,095
Factoring Companies	41,073	37,205
Leasing Companies	76,169	76,169
Finance Companies	86,439	72,757
Other Subsidiaries	7,555	7,890

5.1.8.4 Quoted subsidiaries

Subsidiaries	Current Period	Prior Period
Quoted at Domestic Stock Exchanges	41,073	37,205
Quoted at International Stock Exchanges	-	-

5.1.8.5 Valuation methods of investments in subsidiaries

Subsidiaries	Current Period	Prior Period
Valued at Cost	201,862	559,128
Valued at Fair Value	365,422	37,205
Valued by Equity Method of Accounting	7,484	7,819

5.1.8.6 Investments in subsidiaries disposed during the current period

In the current period, the Bank sold its 80% shares in Garanti Sigorta AŞ representing YTL 48,000 thousands of nominal shares for EUR 365,000,000 and its 15% shares in Garanti Emeklilik ve Hayat AŞ representing YTL 7,500 thousands of nominal shares for EUR 100,000,000, both classified in Investments in Subsidiaries at total book values of YTL 56,562 thousands and YTL 66,534 thousands, respectively, to Eureko BV.

(Thousands of New Turkish Lira (YTL))

As part of the sale transactions mentioned above, the Bank has a sale option on the remaining shares of Garanti Sigorta AŞ and Eureko BV has purchase and sale options on the shares of Garanti Emeklilik ve Hayat AŞ.

5.1.8.7 Investments in subsidiaries acquired during the current period

None.

5.1.9 Investments in Joint-Ventures

None.

5.1.10 Lease receivables

None.

5.1.11 Derivative financial instruments held for risk management

5.1.11.1 Positive differences on derivative financial instruments held for risk management

Derivative Financial Assets held for Risk Management	Current Period		Prior Period	
	YTL	FC	YTL	FC
Fair value hedges	-	-	-	-
Cash flow hedges	-	12,671	-	4,799
Net foreign investment hedges	-	-	-	-
Total	-	12,671	-	4,799

5.1.12 Tangible assets (Net)

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.13 Intangible assets

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.14 Deferred tax assets

As of 30 September 2007, the Bank had a deferred tax asset of YTL 56,033 thousands (31 December 2006: YTL 38,188 thousands) calculated as the net amount remaining after netting of tax deductable timing differences and taxable timing differences.

The Bank did not have any deferred tax assets on tax losses carried forward or tax deductions and exemptions as of 30 September 2007. However, there was a deferred tax asset of YTL 95,101 thousands (31 December 2006: YTL 83,312 thousands) and deferred tax liability of YTL 39,068 thousands (31 December 2006: YTL 45,124 thousands) presented as net in the accompanying financial statements on all taxable temporary differences arising between the carrying amounts and the taxable amounts of assets and liabilities on the financial statements that will be considered in the calculation of taxable earnings in the future periods. For the cases where such differences are related with certain items on the shareholders' equity accounts, the deferred taxes are charged or credited directly to these accounts.

(Thousands of New Turkish Lira (YTL))

5.1.15 Assets held for sale

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.16 Other assets

5.1.16.1 Receivables from term sale of assets

	Current Period	Prior Period
Investments in Associates, Subsidiaries and Joint Ventures	165,179	169,619
Real Estates	79,840	92,680
Other Assets	2,843	2,843
Total	**247,862**	**265,142**

5.1.16.2 Prepaid expenses, taxes and similar items

	Current Period	Prior Period
Prepaid Expenses	190,550	146,106
Prepaid Taxes	7,579	7,857

5.1.17 Accrued interest and income

The details of accrued interest and income allocated to the related items on the assets side of the balance sheet are as follows:

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Central Bank of Turkey	36,530	12,613	29,990	8,704
Financial Assets at Fair Value through Profit or Loss	763	1,460	906	1,857
Banks and Other Financial Institutions	39,007	20,371	498	987
Interbank Money Markets	-	-	-	-
Financial Assets Available-for-Sale	386,889	78,580	386,190	137,297
Loans	281,065	217,434	225,008	227,878
Investments Held-to-Maturity	34,816	1,418	267,639	2,152
Other Accruals	12,112	-	11,188	414
Total	**791,182**	**331,876**	**921,419**	**379,289**

(Thousands of New Turkish Lira (YTL))

5.2 Liabilities

5.2.1 Maturity profile of deposits

Current Period

	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit Accounts	Total
Saving Deposits	1,034,091	-	3,452,962	6,410,355	229,427	55,633	82,978	-	11,265,446
Foreign Currency Deposists	4,071,983	-	5,592,907	5,816,672	606,858	491,530	541,350	66,563	17,187,863
Residents in Turkey	3,745,331	-	5,390,339	5,707,627	568,566	446,550	422,477	65,792	16,346,682
Residents in Abroad	326,652	-	202,568	109,045	38,292	44,980	118,873	771	841,181
Public Sector Deposits	170,292	-	4,525	4,233	7	1,336	53	-	180,446
Commercial Deposits	1,569,280	-	2,038,920	1,265,861	30,602	73,863	2,410	-	4,980,936
Other	67,264	-	32,540	72,439	812	168	253	-	173,476
Precious Metal Deposits	30,176	-	1,473	1,363	2,840	3,124	15,618	-	54,594
Bank Deposits	312,157	-	304,453	43,318	6,290	1,931	91,422	-	759,571
Central Bank of Turkey	-	-	-	-	-	-	-	-	-
Domestic Banks	8,331	-	55,319	-	5,585	-	-	-	69,235
Foreign Banks	169,060	-	249,134	43,318	705	1,931	91,422	-	555,570
Special Purpose Financial Institutions	134,766	-	-	-	-	-	-	-	134,766
Other	-	-	-	-	-	-	-	-	-
Total	7,255,243	-	11,427,780	13,614,241	876,836	627,585	734,084	66,563	34,602,332

Prior Period

	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit Accounts	Total
Saving Deposits	858,171	-	2,634,237	5,359,621	171,765	34,720	57,271	-	9,115,785
Foreign Currency Deposists	3,921,229	-	5,310,261	4,608,753	633,879	256,678	560,530	66,739	15,358,069
Residents in Turkey	3,577,938	-	5,129,059	4,486,519	603,335	217,947	432,301	66,058	14,513,157
Residents in Abroad	343,291	-	181,202	122,234	30,544	38,731	128,229	681	844,912
Public Sector Deposits	13,447	-	8,047	6,792	7	46	48	-	28,387
Commercial Deposits	1,381,951	-	1,583,036	1,178,296	23,406	12,262	8,671	-	4,187,622
Other	178,253	-	28,762	170,388	305	19	217	-	377,944
Precious Metal Deposits	32,721	-	1,248	1,360	2,844	-	18,783	-	56,956
Bank Deposits	268,782	-	269,293	318,501	122,260	15,526	19,912	-	1,014,274
Central Bank of Turkey	-	-	-	-	-	-	-	-	-
Domestic Banks	3,427	-	109,841	18,277	7,033	9,807	17,226	-	165,611
Foreign Banks	199,908	-	159,452	300,224	115,227	5,719	2,686	-	783,216
Special Purpose Financial Institutions	65,447	-	-	-	-	-	-	-	65,447
Other	-	-	-	-	-	-	-	-	-
Total	6,654,554	-	9,834,884	11,643,711	954,466	319,251	665,432	66,739	30,139,037

(Thousands of New Turkish Lira (YTL))

5.2.1.1 Saving deposits and other deposit accounts insured by Saving Deposit Insurance Fund

Saving deposits covered by deposit insurance and total amount of deposits exceeding insurance coverage limit:

	Covered by Deposit Insurance		Over Deposit Insurance Limit	
	Current Period	Prior Period	Current Period	Prior Period
Saving Deposits	5,558,111	4,517,802	5,584,580	4,529,157
Foreign Currency Saving Deposits	3,088,674	3,015,500	6,443,066	5,151,654
Other Deposits	2,213	3,417	40,975	45,860
Foreign Branches' Deposits Under Foreign Insurance Coverage	-	-	-	-
Off-Shore Branches' Deposits Under Foreign Insurance Coverage	-	-	-	-

5.2.1.2 Saving deposits at domestic branches of foreign banks in Turkey under the coverage of foreign insurance

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.1.3 Saving deposits out of the insurance coverage limits of Saving Deposit Insurance Fund

Saving Deposits at	Current Period	Prior Period
Foreign Branches	304,701	239,732
Off-Shore Branches	-	-

5.2.2 Derivative financial liabilities held for trading

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Forward deals	7,999	1,469	2,830	602
Swaps	312,284	40,500	216,466	2,145
Futures	-	103	-	-
Options	7,705	5	470	389
Other	-	-	-	-
Total	**327,988**	**42,077**	**219,766**	**3,136**

5.2.3 Funds borrowed

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Central Bank of Turkey	-	-	-	-
Domestic Banks and Institutions	218,368	55,940	192,435	53,445
Foreign Banks, Institutions and Funds	738,548	7,524,684	317,606	7,326,919
Total	**956,916**	**7,580,624**	**510,041**	**7,380,364**

(Thousands of New Turkish Lira (YTL))

5.2.3.1 Maturities of funds borrowed

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Short-Term	218,368	1,589,979	510,041	1,876,506
Medium and Long-Term	738,548	5,990,645	-	5,503,858
Total	956,916	7,580,624	510,041	7,380,364

5.2.3.2 Disclosures for concentration areas of the Bank's borrowings according to customers or sector groups providing funds or other risk concentrating criterias

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.4 Other external funds

Funds provided through repurchase transactions:

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Domestic Transactions	**4,508,261**	-	**3,476,521**	-
Financial Institutions and Organizations	4,431,416	-	59,156	-
Other Institutions and Organizations	29,733	-	3,373,115	-
Individuals	47,112	-	44,250	-
Foreign Transactions	**759,333**	**681,504**	**780,251**	**557,121**
Financial Institutions and Organizations	758,950	681,504	779,578	557,121
Other Institutions and Organizations	98	-	378	-
Individuals	285		295	-
Total	**5,267,594**	**681,504**	**4,256,772**	**557,121**

5.2.5 Lease payables (Net)

5.2.5.1 Financial lease payables

	Current Period		Prior Period	
	Gross	Net	Gross	Net
Up to 1 Year	51,464	48,028	37,364	34,074
1-4 Years	11,939	10,984	12,313	10,664
More than 4 Years	-	-	-	-
Total	**63,403**	**59,012**	**49,677**	**44,738**

5.2.5.2 Operational lease agreements

The operational leasing agreements are signed for some branches and ATM's. The agreements are prepared annually and annual rents are paid in advance and recorded as prepaid expense in "other assets". The Bank does not have any commitments arising on the existing operational lease agreements.

(Thousands of New Turkish Lira (YTL))

5.2.6 Negative differences on derivative financial liabilities held for risk management

Derivative Financial Liabilities held for Risk Management	Current Period		Prior Period	
	YTL	FC	YTL	FC
Fair value hedges	-	-	-	-
Cash flow hedges	-	124	-	-
Net foreign investment hedges	-	-	-	-
Total	-	**124**	-	-

5.2.7 Provisions

5.2.7.1 General provisions

	Current Period	Prior Period
General Provision for	247,106	158,466
Loans and Receivables in Group I	217,401	138,632
Loans and Receivables in Group II	382	490
Non-Cash Loans	29,323	19,344
Other	-	-

5.2.7.2 Provisions for foreign exchange differences on foreign currency indexed loans and financial lease receivables

	Current Period	Prior Period
Short-Term Loans	34,939	12,392
Medium and Long-Term Loans	80,838	7,344
Total	115,777	**19,736**

Provisions for foreign exchange differences on foreign currency indexed loans are netted with the loans on asset side.

5.2.7.3 Provisions for non-cash loans that are not indemnified or converted into cash

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.7.4 Other provisions

5.2.7.4.1 General reserves for possible losses

	Current Period	Prior Period
General Reserves for Possible Losses	32,000	30,000

The Bank provided a general reserve in the amount of YTL 32,000 thousands in the current period against the possible adverse effects of the potential risks in the economy.

5.2.7.4.2 Other provisions

	Current Period	Prior Period
Reserve for Employee Benefits	166,218	128,813
Provision for Promotion Expenses of Credit Cards (*)	45,164	46,051
Other Provisions	55,469	62,100
Total	**266,851**	**236,969**

(*) The Bank provides fully for the committed promotion expenses of credit cards as of the balance sheet date.

(Thousands of New Turkish Lira (YTL))

5.2.8 Taxes and other duties payable

5.2.8.1 Current tax liability

5.2.8.1.1 Tax liability

As of 30 September 2007, after netting with the prepaid taxes, the Bank had a current tax liability of YTL 137,510 thousands (31 December 2006: YTL 121,650 thousands). In cases where the differences between the carrying amounts and the taxable amounts of assets subject to tax, are related with certain items in the equity accounts, the current tax assets/liabilities are charged or credited directly to these accounts.

5.2.8.1.2 Taxes payable

	Current Period	Prior Period
Corporate Taxes Payable	137,510	121,650
Taxation on Securities Income	59,476	31,202
Taxation on Real Estates Income	842	677
Banking Insurance Transaction Tax	24,463	23,563
Foreign Exchange Transaction Tax	2,975	3,252
Value Added Tax Payable	601	1,248
Others	10,326	9,923
Total	**236,193**	**191,515**

5.2.8.1.3 Premiums

	Current Period	Prior Period
Social Security Premiums-Employees	4	2
Social Security Premiums-Employer	-	-
Bank Pension Fund Premium-Employees	461	8
Bank Pension Fund Premium-Employer	722	11
Pension Fund Membership Fees and Provisions-Employees	-	-
Pension Fund Membership Fees and Provisions-Employer	-	-
Unemployment Insurance-Employees	549	462
Unemployment Insurance-Employer	1,022	850
Others	-	-
Total	**2,758**	**1,333**

5.2.8.2 Deferred tax liability

None.

5.2.9 Payables for assets held for sale

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.10 Subordinated loans

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.2.11 Shareholders' equity

5.2.11.1 Paid-in capital

	Current Period	Prior Period
Common Shares	2,100,000	2,100,000
Preference Shares	-	-

5.2.11.2 Registered share capital system

Capital	Paid-in Capital	Ceiling per Registered Share Capital
Common Shares	2,100,000	7,000,000
Preference Shares	-	-

5.2.11.3 Capital increases in current period

None.

5.2.11.4 Capital increases from capital reserves in current period

None.

5.2.11.5 Capital commitments for current and future financial periods

None.

5.2.11.6 Possible effect of estimations made for the parent bank's revenues, profitability and liquidity on equity considering prior period indicators and uncertainities

None.

5.2.11.7 Information on privileges given to stocks representing the capital

None.

5.2.11.8 Securities value increase fund

	Current Period		Prior Period	
	TL	FC	TL	FC
Investments in Associates, Subsidiaries and Joint-ventures	**-10,215**	**13,401**	**7,018**	**-**
Valuation difference	10,333	13,401	7,619	-
Exchange rate difference	-20,548	-	-601	-
Securities Available-for-Sale	**104,714**	**56,540**	**60,764**	**71,337**
Valuation difference	104,714	56,540	60,764	71,337
Exchange rate difference	-	-	-	-
Total	**94,499**	**69,941**	**67,782**	**71,337**

(Thousands of New Turkish Lira (YTL))

5.2.11.9 Revaluation surplus

	Current Period		Prior Period	
	TL	FC	TL	FC
Movables	-	-	-	-
Real Estates	2,147	-	2,147	-
Gain On Sale of Investments in Associates and Subsidiaries and Real Estates to be used for Capital Increases	27,717	-	-	-
Revaluation Surplus on Leasehold Improvements	-	-	-	-

5.2.11.10 Bonus shares of associates, subsidiaries and joint-ventures

It includes the bonus shares received from the following investee companies; Doğuş GE Gayrimenkul Yatırım Ortaklığı AŞ by YTL 23 thousands, Eureko Sigorta AŞ by YTL 561 thousands, Garanti Ödeme Sistemleri AŞ by YTL 401 thousands, Garanti Yatırım Menkul Değerler AŞ by YTL 942 thousands, Kredi Kartları Bürosu by YTL 481 thousands, Tat Konserve AŞ by YTL 36 thousands and Yatırım Finansman Menkul Değerler AŞ by YTL 9 thousands.

5.2.11.11 Legal reserves

	Current Period	Prior Period
I. Legal Reserve	137,519	84,776
II. Legal Reserve	18,790	7,358
Special Reserves	-	-

As per the decisions made on the Annual General Assembly on 17 April 2007, 5% of prior periods' profit is allocated to legal reserves.

5.2.11.12 Extraordinary reserves

	Current Period	Prior Period
Legal reserves that was allocated to be in compliance with the decisions made on the Annual General Assembly	1,275,689	523,677
Retained Earnings	-	-
Accumulated Losses	-	-
Exchange Rate Difference on Foreign Currency Capital	-	-

As per the decisions made on the Annual General Assembly on 17 April 2007, the remaining prior periods' profit after the appropriation to legal reserves, are allocated to extraordinary reserves.

5.2.12 Accrued interest and expenses

The details of accrued interest and expenses allocated to the related items on the liability side of the balance sheet are as follows:

	Current Period		Prior Period	
	FC	YTL	FC	YTL
Deposits	131,059	49,611	119,029	42,246
Funds Borrowed	44,931	76,235	24,460	62,002
Interbank Money Markets	38,041	6,626	52,445	10,434
Other Accruals	20,046	3,406	5,667	10,732
Total	**234,077**	**135,878**	**201,601**	**125,414**

(Thousands of New Turkish Lira (YTL))

5.3 Off-Balance Sheet Items

5.3.1 Off-balance sheet contingencies

5.3.1.1 Irrevocable credit commitments

	Current Period	Prior Period
Letters of Guarantee in Foreign Currency	5,536,349	4,575,955
Letters of Guarantee in YTL	3,690,443	2,687,808
Letters of Credit	1,627,365	1,505,384
Bills of Exchange and Acceptances	127,780	143,541
Others	-	-
Total	**10,981,937**	**8,912,688**

5.3.1.2 Possible losses and commitments resulted from off-balance sheet items

A specific provision of YTL 1,850 thousands (31 December 2006: YTL 1,694 thousands) is made for unliquidated non-cash loans of YTL 9,008 thousands (31 December 2006: YTL 6,621 thousands) recorded under the off-balance sheet items in the accompanying financial statements.

The detailed information for commitments, guarantees and sureties are provided under the statement of "off-balance sheet items".

As of 30 September 2007, in the Bank's "other irrevocable commitments", there are commitments for "credit linked notes" with a total face value of USD 875,000,000 (31 December 2006: USD 625,000,000).

5.3.1.3 Non-cash loans

	Current Period	Prior Period
Non-Cash Loans against Cash Risks	**282,031**	**293,794**
With Original Maturity of 1 Year or Less	64,859	41,294
With Original Maturity of More Than 1 Year	217,172	252,500
Other Non-Cash Loans	**11,379,882**	**9,232,482**
Total	**11,661,913**	**9,526,276**

(Thousands of New Turkish Lira (YTL))

5.3.1.4 Sectoral risk concentration of non-cash loans

	Current Period				Prior Period			
	YTL	(%)	FC	(%)	YTL	(%)	FC	(%)
Agriculture	**16,327**	**0.44**	**9,841**	**0.12**	**12,136**	**0.45**	**13,193**	**0.19**
Farming and Stockbreeding	15,400	0.42	9,705	0.12	11,226	0.42	13,193	0.19
Forestry	99	0.00	-	-	80	0.00	-	-
Fishery	828	0.02	136	-	830	0.03	-	-
Manufacturing	**1,258,166**	**34.08**	**3,013,645**	**37.81**	**709,238**	**26.38**	**2,778,048**	**40.63**
Mining	332,308	9.00	15,026	0.19	66,001	2.45	28,819	0.42
Production	886,819	24.02	2,467,493	30.96	627,430	23.34	2,458,165	35.95
Electricity, Gas, Water	39,039	1.06	531,126	6.66	15,807	0.59	291,064	4.26
Construction	**566,027**	**15.33**	**1,527,331**	**19.16**	**438,975**	**16.33**	**1,235,059**	**18.06**
Services	**1,641,740**	**44.46**	**2,903,850**	**36.43**	**1,410,591**	**52.47**	**2,658,889**	**38.88**
Wholesale and Retail Trade	1,072,288	29.04	807,086	10.13	857,786	31.90	812,314	11.88
Hotel, Food and Beverage Services	70,236	1.90	111,507	1.40	68,449	2.55	106,313	1.55
Transportation and Telecommunication	83,806	2.27	561,933	7.05	73,029	2.72	594,163	8.69
Financial Institutions	370,316	10.03	1,393,343	17.48	370,255	13.77	1,118,742	16.36
Real Estate and Renting Services	14,159	0.38	10,594	0.13	12,032	0.45	11,685	0.17
"Self-Employment" Type Services	-	-	-	-	-	-	-	-
Educational Services	5,554	0.15	3,364	0.04	5,750	0.21	4,763	0.07
Health and Social Services	25,381	0.69	16,023	0.20	23,290	0.87	10,909	0.16
Other	**209,970**	**5.69**	**515,016**	**6.48**	**117,571**	**4.37**	**152,576**	**2.24**
Total	**3,692,230**	**100.00**	**7,969,683**	**100.00**	**2,688,511**	**100.00**	**6,837,765**	**100.00**

5.3.1.5 Non-cash loans classified under Group I and II

	Group I		Group II	
	TL	FC	TL	FC
Non-Cash Loans	**3,685,937**	**7,966,968**	-	-
Letters of Guarantee	3,684,150	5,535,104	-	-
Bills of Exchange and Bank Acceptances	858	126,970	-	-
Letters of Credit	929	2,304,894	-	-
Endorsements	-	-	-	-
Underwriting Commitments	-	-	-	-
Factoring Related Guarantees	-	-	-	-
Other Guarantees and Surities	-	-	-	-

5.3.2 Financial derivative instruments

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.3.3 Contingent liabilities and assets

The monetary losses amounting YTL 712,872 thousands incurred in the 2001 financial year as a result of the inflation accounting applied in compliance with the Temporary article no.4 added to the Banks Law no.4389 through the Law no.4743, were net off with extraordinary reserves, legal reserves and capital reserves from inflation adjustments to equity items. As per the Temporary article no.4/13 of the same Law and the statements of the reiterated article 14/1a of the Corporate Tax Law no.5422, these losses have not been taking into account in the tax returns of the year 2001 and subsequent years, whereas such losses should have been deducted from the taxable income. Accordingly, the tax returns were submitted with a condition stating that such losses should have been deducted and the Bank may appeal to the tax court for the tax return. Following the rejection of this condition by the tax office, the Bank appealed to the tax court for the corporate tax return of the year 2004 and the temporary tax periods of the year 2005 and the tax court decided in favour of the Bank. However, as of the reporting date, the judgement process continues.

5.3.4 Services rendered on behalf of third parties

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.4 Income Statement

5.4.1 Interest Income

5.4.1.1 Interest income from loans

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Short-term loans	1,596,999	141,757	1,137,402	120,627
Medium and long-term loans	685,699	537,824	390,011	394,316
Loans under follow-up	13,784	-	28,397	-
Premiums received from Resource Utilization Support Fund	-	-	-	-
Total	**2,296,482**	**679,581**	**1,555,810**	**514,943**

5.4.1.2 Interest income from banks

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Central Bank of Turkey	24,152	-	8,765	-
Domestic Banks	13,522	3,597	3,182	4,858
Foreign Banks	64,153	82,702	10,239	42,848
Foreign Headoffices and Branches	-	-	-	-
Total	**101,827**	**86,299**	**22,186**	**47,706**

5.4.1.3 Interest income from securities portfolio

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Trading Financial Assets	10,253	4,637	7,754	9,927
Financial Assets Valued at Fair Value through Profit or Loss	-	-	-	-
Financial Assets Available-for-Sale	856,537	240,254	583,003	210,887
Investments Held-to-Maturity	456,784	39,682	238,254	114,549
Total	**1,323,574**	**284,573**	**829,011**	**335,363**

5.4.1.4 Interest income received from associates and subsidiaries

	Current Period	Prior Period
Interest Received from Investments in Associates and Subsidiaries	15,313	3,998

5.4.2 Interest Expenses

5.4.2.1 Interest expenses on funds borrowed

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Banks	**101,962**	**298,989**	**17,920**	**244,211**
Central Bank of Turkey	-	-	-	-
Domestic Banks	23,119	2,050	14,119	2,034
Foreign Banks	78,843	296,939	3,801	242,177
Foreign Headoffices and Branches	-	-	-	-
Other Institutions	**-**	**33,524**	**-**	**15,160**
Total	**101,962**	**332,513**	**17,920**	**259,371**

(Thousands of New Turkish Lira (YTL))

5.4.2.2 Interest expenses paid to associates and subsidiaries

	Current Period	Prior Period
Interest Paid to Investments in Associates and Subsidiaries	22,404	11,297

5.4.2.3 Interest expenses on securities issued

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.2.4 Maturity structure of interest expense on deposits

Account Description	Demand Deposits	Time Deposits						Total
		Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit Accounts	
Turkish Lira								
Bank Deposits	208	35,586	-	-	-	-	-	35,794
Saving Deposits	1,262	428,498	771,167	23,382	5,830	8,946	-	1,239,085
Public Sector Deposits	5	1,323	812	1	12	6	-	2,159
Commercial Deposits	8,283	344,870	110,601	3,124	1,649	764	-	469,291
Other	370	9,796	13,926	90	17	26	-	24,225
"7 Days Notice" Deposits	-	-	-	-	-	-	-	-
Total YTL	**10,128**	**820,073**	**896,506**	**26,597**	**7,508**	**9,742**	**-**	**1,770,554**
Foreign Currency								
Foreign Currency Deposits	14,647	171,827	169,298	23,111	13,807	13,658	1,980	408,328
Bank Deposits	-	18,440	-	-	-	-	-	18,440
"7 Days Notice" Deposits	-	-	-	-	-	-	-	-
Precious Metal Deposits	-	5	10	21	82	-	-	118
Total FC	**14,647**	**190,272**	**169,308**	**23,132**	**13,889**	**13,658**	**1,980**	**426,886**
Grand Total	**24,775**	**1,010,345**	**1,065,814**	**49,729**	**21,397**	**23,400**	**1,980**	**2,197,440**

5.4.2.5 Interest expense on repurchase agreements

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.2.6 Financial lease expenses

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.2.7 Interest expenses on factoring payables

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.3 Dividend income

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.4.4 Trading income/losses (Net)

	Current Period	Prior Period
Income	**2,449,138**	**3,082,866**
Trading Account Income	962,176	609,766
Derivative financial instruments	893,548	493,837
Others	68,628	115,929
Foreign Exchange Losses	1,486,962	2,473,100
Losses (-)	**2,565,709**	**3,088,251**
Trading Account Losses	1,013,337	525,902
Derivative financial instruments	985,286	466,440
Others	28,051	59,462
Foreign Exchange Losses	1,552,372	2,562,349
Total	**-116,571**	**-5,385**

5.4.5 Other operating income

The other operating income of the Bank, generally consists of collection or reversals of prior year provisions, banking services related costs charged to customers and income in custody services.

In the current period, the gain on sales of 80% shares in Garanti Sigorta AŞ, previously classified in investments in subsidiaries, and 15% shares in Garanti Emeklilik ve Hayat AŞ, amounting YTL 762,384 thousands is recorded under other operating income.

5.4.6 Provision for losses on loans or other receivables

	Current Period	Prior Period
Specific Provisions for Loans and Other Receivables	128,349	180,335
Loans and receivables in Group III	*79,420*	*180,335*
Loans and receivables in Group IV	*26,773*	-
Loans and receivables in Group V	*22,156*	-
General Provisions	90,961	51,368
Provision for Possible Losses	17,000	15,000
Impairment Losses on Securities	419	2,776
Financial assets at fair value through profit or loss	*419*	*1,129*
Financial assets available-for-sale	-	*1,647*
Impairment Losses on Associates, Subsidiaries and Investments Held-to-Maturity	335	8,541
Associates	-	-
Subsidiaries	*335*	-
Joint Ventures	-	-
Investments held-to-maturity	-	*8,541*
Others	3,541	31,471
Total	**240,605**	**289,491**

(Thousands of New Turkish Lira (YTL))

5.4.7 Other operating expenses

	Current Period	Prior Period
Personnel Costs	464,707	374,489
Reserve for Employee Termination Benefits	6,798	4,482
Deficit Provision for Pension Fund	-	-
Impairment Losses on Tangible Assets	51	4
Depreciation Expenses of Tangible Assets	104,717	99,358
Impairment Losses on Intangible Assets	-	-
Amortisation Expenses of Intangible Assets	16,654	16,393
Impairment Losses on Assets to be Disposed	-	-
Depreciation Expenses of Assets to be Disposed	846	-
Impairment Losses on Assets Held for Sale	-	-
Other Operating Expenses	522,146	428,758
Operational lease related expenses	*55,172*	*40,184*
Repair and maintenance expenses	*13,920*	*8,568*
Advertisement expenses	*69,223*	*55,462*
Other expenses	*383,831*	*324,544*
Loss on Sale of Assets	6,011	10,924
Others	161,986	100,143
Total	**1,283,916**	**1,034,551**

5.4.8 Profit/loss before taxes

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.9 Provision for taxes on income

As of 30 September 2007, the Bank recorded a tax expense of YTL 374,270 thousands (30 September 2006: YTL 161,188 thousands) and a deferred tax income of YTL 13,270 thousands (30 September 2006: YTL 30,299 thousands, a deferred tax expense).

Deferred tax income/expense on timing differences

Deferred tax income/(expense) on timing difference	**Current Period**
Increase in tax deductable timing differences	10,805
Decrease in tax deductable timing differences (-)	4,013
Increase in taxable timing differences (-)	3,355
Decrease in taxable timing differences	9,833
Total	**13,270**

(Thousands of New Turkish Lira (YTL))

Deferred tax income/expense in the income statement arising on timing differences, tax losses and tax deductions and exemptions

Deferred tax income/(expense) arising on timing differences, tax losses and tax deductions and exemptions	**Current Period**
Increase/(decrease) in tax deductable timing differences	6,792
(Increase)/decrease in taxable timing differences	6,478
Increase/(decrease) in tax losses	-
Increase/(decrease) in tax deductions and exemptions	-
Total	**13,270**

5.4.10 Operating profit/loss after taxes

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.11 Net profit and loss

5.4.11.1 Any further explanation on operating results needed for better understanding of the Bank's performance

None.

5.4.11.2 Any changes in estimations that might have a material effect on current and subsequent period results

None.

5.4.12 Components of other items in income statement

Other items do not exceed 10% of the total of income statement.

5.5 Statement of Changes in Shareholders' Equity

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.6 Statement of Cash Flows

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.7 Related Party Risks

5.7.1 Transactions with the Bank's risk group; lendings and deposits and other related party transactions outstanding at period end and income and expenses from such transactions incurred during the period

5.7.1.1 Loans and other receivables

Current Period

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	**Cash**	**Non-cash**	**Cash**	**Non-cash**	**Cash**	**Non-cash**
Balance at beginning of period	668,516	22,923	224,108	8,253	25,793	41,793
Balance at end of period	938,765	79,679	209,782	1,085	43,169	125,374
Interest and Commission Income	**23,197**	**67**	**35**	**70**	**1,867**	**523**

Prior Period

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	**Cash**	**Non-cash**	**Cash**	**Non-cash**	**Cash**	**Non-cash**
Balance at beginning of period	554,054	15,818	220,633	155,948	120,193	2,006
Balance at end of period	668,516	22,923	224,108	8,253	25,793	41,793
Interest and Commission Income	**5,030**	**88**	**13**	**1,267**	**1,011**	**71**

5.7.1.2 Deposits

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Deposits	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**
Balance at beginning of period	218,882	167,596	75,693	1,144,326	130,183	125,333
Balance at end of period	242,258	218,882	221,358	75,693	209,695	130,183
Interest Expense	**22,404**	**11,297**	**17,273**	**39,044**	**6,922**	**7,689**

5.7.1.3 Derivative transactions

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
	Current Period	**Prior Period**	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**
Transactions for Trading:						
Beginning of Period	2,790	-	-	-	-	-
End of Period	3,430	2,790	-	-	-	-
Total Profit/Loss	**-11**	**7**	-	-	-	-
Hedging Transactions:	-	-	-	-	-	-
Beginning of Period	-	-	-	-	-	-
End of Period	-	-	-	-	-	-
Total Profit/Loss	-	-	-	-	-	-

(Thousands of New Turkish Lira (YTL))

5.7.2 The Bank's risk group

5.7.2.1 Relations with companies in risk group of/or controlled by the Bank regardless of nature of current transactions

Transactions with the risk group, are held under arm's-length conditions; terms are set according to the market conditions and in compliance with the Banking Law. The Bank's policy is to keep the balances and transaction volumes with the risk group at reasonable levels preventing any high concentration risk on balance sheet.

5.7.2.2 Concentration of transaction volumes and balances with risk group and pricing policy

The cash loans of the risk group amounting YTL 400,996 thousands (31 December 2006: YTL 145,174 thousands) compose 1.16% (31 December 2006: 0.53%) of the Bank's total cash loans and 0.67% (31 December 2006: 0.29%) of the Bank's total assets. The total loans and similar receivables amounting YTL 1,191,716 thousands (31 December 2006: YTL 921,207 thousands) compose 2.0% (31 December 2006: YTL 1.83%) of the Bank's total assets. The non-cash loans of the risk group amounting YTL 206,138 thousands (31 December 2006: YTL 72,969 thousands) compose 1.77% (31 December 2006: 0.77%) of the Bank's total non-cash loans. The deposits of the risk group amounting YTL 673,311 thousands (31 December 2006: YTL 424,758 thousands) compose 1.95% (31 December 2006: 1.41%) of the Bank's total deposits. The pricing in transactions with the risk group companies is set in compliance with the market prices.

5.7.2.3 Other matters not required to be disclosed

None.

5.7.2.4 Transactions accounted under equity method

Please refer to Notes 5.1.7 and 5.1.8.

5.7.2.5 All kind of agreements signed like asset purchases/sales, service rendering, agencies, leasing, research and development, licences, funding, guarantees, management services

The Bank has agency contracts with Garanti Yatırım Menkul Kıymetler AŞ, Eureko Sigorta AŞ, Garanti Emeklilik ve Hayat AŞ. Accordingly, all the branches of the Bank serve as agencies to sell the products of these entities to customers. Agency services for trading of securities are rendered by the Bank's specialised branches (Investment Centers).

Purchase of equipments for the Bank's internal use are partly arranged through financial leasing.

5.8 Domestic, Foreign and Off-Shore Branches or Investments and Foreign Reprensentative Offices

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.9 Significant Events and Matters Arising Subsequent to Balance Sheet Date

The legal registration process of Garanti Konut Finansmanı Danışmanlık Hizmetleri AŞ, a new company established as per the decision made during the board of directors meeting of the Bank on 15 September 2007 to provide consultancy and outsourcing services to banks, housing finance and mortgage finance companies, has been completed on 3 October 2007. The Bank owns 99.99% of the company shares. ¼ of the share capital of the company amounting YTL 750 in total, is paid.

(Thousands of New Turkish Lira (YTL))

5.10 Other Disclosures on Activities of the Bank

5.10.1 Other disclosures

- On 5 February 2007, the Bank obtained a subordinated debt of US$ 500 millions from foreign markets with an interest of 6.95% and maturity of 10 years with a repayment option for the Bank at the end of the fifth year. This debt is qualified as the secondary subordinated debt to be included in the supplementary capital by BRSA in the calculation of the Bank's capital adequacy ratio as of 5 February 2007 in compliance with the conditions set in the legislation on "Banks' Equities" issued by BRSA and published in the Official Gazette no.26333 dated 1 November 2006.

- It was decided during the Board of Directors meeting of the Bank on 4 April 2007 to merge the Romania branches of Garanti Bank International NV's, a fully owned subsidiary of the Bank in Holland and the following companies of GE Consumer Finance; Domenia Credit IFN, Ralfi IFN and Motoractive Leasing IFN operating in Romania. The ultimate shareholders of Motoractive Leasing IFN, the company planned to operate in Romania under the banking license after these mergers will be T. Garanti Bankası AŞ, Doğuş Holding AŞ and GE Consumer Finance. The work on this issue continues.

- It has been resolved in the Bank's board of directors meeting held on 11 June 2007 that:

  - the Article 38 "Voting" of "the Articles of Association of the Bank" will be amended to provide right of one vote for each share of 1Ykr (the pertaining amendment reflects a technical adjustment, related to the transition to YTL and does not entail any change regarding the voting rights of the shares).

  - the Article 45 "Distribution of Profit" of "the Articles of Association of the Bank" regarding the distribution of the net profit to members of the board of directors and the personnel will be abolished and removed from "the Articles of Association of the Bank"; and other terms in Article 45 regarding distribution of net profit will remain without any changes.

  The applications have been filed with the BRSA and the CMB for these resolutions on 13 June 2007. Following the completion of this process, the amendments to "the Articles of Association" are approved at the extraordinary general assembly meeting held on 4 October 2007.

- On 5 July 2007, the Bank has reached an agreement with Deutsche Bank AG regarding the transfer of its custody services to foreign institutional investors for US$ 115 millions. Pursuant to the agreement, ongoing services provided to foreign institutional investors will continue to be provided by the Bank for the duration of the next ten months.

  US$ 115 millions (YTL 147,775 thousands) that was paid in cash by Deutsche Bank AG for the transfer of the said services up front, is recorded under other operating income.

  On the other hand, custody services provided by the Bank to local investors will continue to be provided as presently carried out and such investors will continue to receive custody services from Türkiye Garanti Bankası AŞ.

- It was decided during the Board of Directors meeting of the Bank on 15 September 2007 to establish a new company namely, Garanti Financial Services NV, in Holland for the purpose of cross border expansions and accordingly to authorize the head office to carry out the establishment procedures.

5.10.2 The Bank's latest international risk ratings

MOODY'S *(September 2007*)*

Long Term FC Deposit	B1
Long Term YTL Deposit	A3
Short Term YTL Deposit	Prime-2
Long Term FC Deposit Outlook	Stable
FSR	C-
FSR Outlook	Stable
Long Term National	Aaa.tr
Short Term National	TR-1

STANDARD AND POORS *(January 2007*)*

Long Term FC Obligations	BB-
Long Term YTL Deposit	BB-
Outlook	Stable

FITCH RATINGS *(July 2007*)*

Foreign Currency	
Long Term	BB
Short Term	B
Outlook	Stable
Individual	C
Support	3
Turkish Lira	
Long Term	BB+
Short Term	B
Outlook	Stable
National	AA+
Outlook	Stable

CAPITAL INTELLIGENCE *(July 2007*)*

Long Term FC Obligations	BB-
Short Term FC Obligations	B
Domestic Strength	BBB+
Support	2
Outlook	Stable

(*) Latest dates in risk ratings or outlooks.

(Thousands of New Turkish Lira (YTL))

5.10.3 Dividends

At the Annual General Assembly dated 17 April 2007, it was decided to distribute the income of 2006 as follows:

2006 PROFIT DISTRIBUTION TABLE	
CURRENT YEAR PROFIT	1,063,663
A - I.Legal reserve (Turkish Commercial Code 466/1) at 5%	-53,183
Undistributable funds	-23,019
B – The first dividend at 5% of the Paid Capital	-105,000
C – Extraordinary reserves at 5% after above deductions	-44,123
D -	
- to the members of the Board of Directors upto 5%	-
- to the Bank personnel at 5%	-38,106
- to the owners of the Founder Shares	-76,213
E – Extraordinary reserves	-712,588
F - II.Legal reserve (Turkish Commercial Code 466/2)	-11,432

In the profit distribution, the undistributable funds are allocated as YTL 27,717 thousands due to changes in certain applications; and the difference is compensated by appropriation from extraordinary reserves.

As per the resolutions of the Board of Directors and the Annual General Assembly on 17 April 2007, the profit distribution as detailed below was decided. The distribution of the profit has started.

CASH DIVIDEND ON 2006 PROFIT FOR ORDINARY SHARE HOLDERS

	AMOUNTS TO BE PAID IN CASH			DIVIDEND PAYMENT DATE
	TOTAL AMOUNT OF DIVIDEND	DIVIDEND PER SHARE WITH A FACE VALUE OF YTL 1		
		AMOUNT	RATIO (%)	
GROSS (*)	105,000	0.05000	5.00000	24.04.2007
NET	89,250	0.04250	4.25000	

CASH DIVIDEND ON 2006 PROFIT FOR FOUNDER SHARE HOLDERS

	AMOUNTS TO BE PAID IN CASH			DIVIDEND PAYMENT DATE
	TOTAL AMOUNT OF DIVIDEND	DIVIDEND PER SHARE		
		NO OF SHARES	AMOUNT	
GROSS (*)	76,213	370	206	24.04.2007
NET	64,781	370	175	

(*) There will be no withholding tax of 15% on the cash dividends paid to the resident institutions and the parties earning revenues through their operations or permanent representatives in Turkey.

6 Independent Auditor's Review Report

6.1 Disclosure on Independent Auditor's Review Report

The Bank's unconsolidated interim financial statements as of 30 September 2007, are reviewed by Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik AŞ (the member firm of KPMG International). It was noted in their review report dated 9 November 2007 that nothing material has come to their attention that caused them to believe that the accompanying unconsolidated interim financial statements do not give a true and fair view of the Bank's financial position and results of its operations as of 30 September 2007.

....

KPMG

Türkiye Garanti Bankası Anonim Şirketi
And Its Affiliates

Consolidated Financial Statements

30 September 2007

With Report on Review of Interim

Financial Information Thereon

9 November 2007

This report contains the "Report on Review of Interim Financial Information" comprising 2 pages and; the "Consolidated financial statements and their explanatory notes" comprising 75 pages.

Türkiye Garanti Bankası Anonim Şirketi

And Its Affiliates

Table of contents

KPMG

Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş.
Yapı Kredi Plaza C Blok Kat 17
Büyükdere Caddesi
Levent 34330 İstanbul

Telephone +90 (212) 317 74 00
Fax +90 (212) 317 73 00
Internet www.kpmg.com.tr

Report on Review of Interim Financial Information

To the Board of Directors of
Türkiye Garanti Bankası Anonim Şirketi,

Introduction

We have reviewed the accompanying consolidated balance sheet of Türkiye Garanti Bankası Anonim Şirketi (the Bank) and its affiliates as of 30 September 2007 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory notes. Management is responsible for the preparation and fair presentation of this interim financial information in accordance with IAS 34, "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information does not give a true and fair view of the financial position of the Bank and its affiliates as at 30 September 2007, and of its financial performance and its cash flows for the nine month period then ended in accordance with IAS 34.

Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş.,
a Turkish corporation and a member firm of the KPMG network of independent
member firms affiliated with KPMG International, a Swiss cooperative

KPMG

Emphasis of Matter

Without qualifying our conclusion, we draw attention to the "Significant Accounting Policies" paragraph "n" to the consolidated interim financial statements. On 22 March 2007, the Constitutional Court reached a verdict with regards to the suspension of the execution of the first paragraph of provisional article 23 of the Banking Law, which requires the transfer of the pension funds to the Social Security Institution ("SSK"), until the decision regarding the cancellation thereof is published in the Official Gazette. The detailed verdict of the Constitutional Court with regards to the cancellation has not been issued as at the date of our report. The Banking Regulation and Supervision Agency ("BRSA") expressed its opinion that the cancellation of transfer of the pension funds to the SSK will not have any impact on the measurement principles of the existing liability of the Bank. Considering whether a settlement to eliminate all legal and constructive obligations of all of the benefits provided under the defined benefit plan will occur or not upon the publication of the decision of the Constitutional Court, it is not certain whether there will be any possible change to the measuring of the retirement benefits and possible obligation of the Bank as at the date of our report.

KPMG Akis Bağımsız Denetim ve SMMM A.Ş.

İstanbul,
9 November 2007

Türkiye Garanti Bankası AŞ And Its Affiliates

Consolidated Balance Sheet
At 30 September 2007

(Currency: Thousands of New Turkish Lira (YTL))

	Notes	30 September 2007	31 December 2006
Assets			
Cash and balances with central banks	*4*	2.317.362	2.456.165
Financial assets at fair value through profit or loss	*5*	1.065.573	1.019.421
Loans and advances to banks	*6*	4.043.639	2.532.498
Loans and advances to customers	*7*	37.854.804	30.625.191
Other assets	*9*	3.926.602	4.110.474
Security investments	*10,21*	16.097.584	14.967.591
Investments in equity participations	*11*	45.901	19.495
Tangible assets, net	*12*	1.093.002	1.079.249
Goodwill, net	*13*	33.170	34.051
Deferred tax asset	*19*	104.301	70.095
Total assets		**66.581.938**	**56.914.230**
Liabilities			
Deposits from banks	*14*	1.161.178	1.573.730
Deposits from customers	*15*	37.481.979	32.294.557
Obligations under repurchase agreements	*16*	6.442.968	5.295.542
Loans and advances from banks	*17*	11.018.629	9.649.770
Bonds payable	*18*	51.471	55.155
Current tax liability	*19*	141.457	128.022
Deferred tax liability	*19*	2.394	1.108
Other liabilities and accrued expenses	*20*	3.467.264	2.975.942
Total liabilities		**59.767.340**	**51.973.826**
Shareholders' equity and minority interest			
Share capital	*21*	3.046.371	3.046.371
Minority interest	*21*	21.838	7.845
Revaluation of available-for-sale assets	*10,21*	146.732	122.562
Hedging reserve	*21*	11.867	3.148
Translation reserve	*21*	5.739	14.405
Legal reserves	*21*	172.776	113.053
Retained earnings	*21*	3.409.276	1.633.020
Total shareholders' equity and minority interest		**6.814.599**	**4.940.404**
Total liabilities, shareholders' equity and minority interest		**66.581.939**	**56.914.230**
Commitments and contingencies	*23*		

Türkiye Garanti Bankası AŞ And Its Affiliates

Consolidated Income Statement
For The Nine-Month Period Ended 30 September 2007

(Currency: Thousands of New Turkish Lira (YTL))

	Notes	Nine-month period ended 30 September 2007	Three-month period ended 30 September 2007	Nine-month period ended 30 September 2006	Three-month period ended 30 September 2006
Interest income:-					
Interest on loans		3.268.140	1.173.831	2.309.284	872.473
Interest on securities		1.705.847	566.454	1.237.983	457.177
Interest on deposits at banks		446.705	169.954	249.237	88.881
Interest on lease business		133.448	50.007	92.478	35.739
Others		75.925	35.132	31.265	11.978
		5.630.065	1.995.358	3.920.247	1.466.248
Interest expense:-					
Interest on saving, commercial and public deposits		(2.272.977)	(812.771)	(1.640.314)	(610.478)
Interest on borrowings and obligations under repurchase agreements		(1.065.143)	(381.890)	(647.371)	(306.447)
Interest on bank deposits		(82.912)	(14.320)	(108.841)	(49.427)
Others		(9.165)	(1.762)	(2.726)	(545)
		(3.430.197)	(1.210.743)	(2.399.252)	(966.897)
Net interest income		2.199.868	784.645	1.520.995	499.351
Fee and commission income		1.362.013	480.531	1.082.191	384.839
Fee and commission expense		(343.576)	(126.981)	(254.621)	(103.686)
Net fee and commission income	26	1.018.437	353.550	827.570	281.153
Income on sale of shares in consolidated affiliates	25	703.803	-	10.430	10.430
Premium income from insurance business		187.201	27.925	182.647	57.697
Income on sale of customer relationship	30	147.775	147.775	-	-
Trading income, net	5	-	-	42.838	-
Others		60.784	16.923	36.589	13.682
Other operating income		1.099.563	192.623	272.504	81.809
Total operating Income		4.317.868	1.330.818	2.621.069	862.313
Salaries and wages		(474.042)	(171.052)	(374.636)	(126.381)
Impairment losses	7,8,9,11,12,13,20	(199.892)	(59.792)	(199.966)	(10.598)
Employee benefits		(134.796)	(49.909)	(108.796)	(39.143)
Depreciation and amortization	12	(133.415)	(46.616)	(125.620)	(42.800)
Trading loss, net	5	(108.734)	(36.039)	-	(16.861)
Communication expenses		(83.796)	(30.258)	(74.079)	(26.819)
Claim loss from insurance business		(70.068)	(13.578)	(91.266)	(20.552)
Rent expenses		(59.344)	(21.555)	(42.126)	(15.730)
Other operating expenses	27	(616.222)	(248.470)	(525.920)	(164.988)
Total operating expenses		(1.880.309)	(677.269)	(1.542.409)	(463.872)
Income before tax		2.437.559	653.549	1.078.660	398.441
Taxation charge	19	(376.141)	(131.668)	(210.739)	(78.846)
Net income for the period		2.061.418	521.881	867.921	319.595
Net income for the period attributable to:					
Equity holders of the Bank		2.055.013	519.779	866.748	318.253
Minority interest		6.405	2.102	1.173	1.342
		2.061.418	521.881	867.921	319.595
Weighted average number of shares with a face value of YTL 1,000 each	21	2,100 billion	2,100 billion	2,100 billion	2,100 billion
Earnings per share (full YTL amount per YTL'000 face value each)		978,6	247,5	412,7	151,5

Türkiye Garanti Bankası AŞ And Its Affiliates

Consolidated Statement of Changes in Shareholders' Equity
For The Nine-Month Period Ended 30 September 2007

(Currency: Thousands of New Turkish Lira (YTL))

	Notes	Share Capital	Minority Interest	Revaluation of Available-for-Sale Assets	Hedging Reserve	Translation Reserve	Legal Reserves	Retained Earnings	Total Shareholders' Equity and Minority Interest
Balances at 31 December 2005		3.046.371	43.134	162.522	3.553	-	78.600	697.795	4.031.975
Transfer from unappropriated earnings		-	-	-	-	-	36 122	(36.122)	-
Dividends paid		-	-	-	-	-	-	(178.578)	(178 578)
Net market value losses from available-for-sale portfolio		-	-	(120 216)	-	-	-	-	(120 216)
Net gains on available-for-sale assets transferred to the income statement on disposal		-	-	(38 869)	-	-	-	-	(38 869)
Foreign currency translation differences for foreign operations		-	-	-	-	18.444	-	-	18 444
Net fair value gains from cash flow hedges		-	-	-	244	-	-	-	244
Net income for the nine-month period		-	1.173	-	-	-	-	866.748	867.921
Balances at 30 September 2006		3.046.371	44.307	3.437	3.797	18.444	114.722	1.349.843	4.580.921
Transfer from unappropriated earnings	21	-	-	-	-	-	(132)	132	-
Net market value gains from available-for-sale portfolio	21	-	-	122.766	-	-	-	-	122.766
Net gains on available-for-sale assets transferred to the income statement on disposal	21	-	-	(3 641)	-	-	-	-	(3.641)
Foreign currency translation differences for foreign operations		-	-	-	-	18 479	-	-	18 479
Net loss on hedge of net investment in foreign operations	21	-	-	-	-	(22.518)	-	-	(22 518)
Release of minority interest due to sale of a consolidated affiliate		-	(36.533)	-	-	-	-	-	(36 533)
Release of reserves due to sale of a consolidated affiliate		-	-	-	-	-	(1.537)	1.537	-
Net fair value losses from cash flow hedges	21	-	-	-	(649)	-	-	-	(649)
Net income for the three-month period		-	71	-	-	-	-	281.508	281.579
Balances at 31 December 2006		3.046.371	7.845	122.562	3.148	14.405	113.053	1.633.020	4.940.404
Transfer to unappropriated earnings	21	-	-	-	-	-	64 314	(64.314)	-
Dividends paid		-	-	-	-	-	-	(219.474)	(219 474)
Net market value gains from available-for-sale portfolio	21	-	-	30.272	-	-	-	-	30.272
Net gains on available-for-sale assets transferred to the income statement on disposal	21	-	-	(6 083)	-	-	-	-	(6 083)
Foreign currency translation differences for foreign operations		-	-	-	-	(20.765)	-	-	(20.765)
Net gains on hedge of net investment in foreign operations	21	-	-	-	-	12.099	-	-	12.099
Net fair value gains from cash flow hedges	21	-	-	-	8 719	-	-	-	8.719
Release of reserves due to sale of a consolidated affiliate		-	-	-	-	-	(4 591)	4.591	-
Reclassification to minority interest due to partial sale of a consolidated affiliate		-	7.588	(19)	-	-	-	440	8.009
Net income for the nine-month period		-	6.405	-	-	-	-	2 055 013	2.061.418
Balances at 30 September 2007		3.046.371	21.838	146.732	11.867	5.739	172.776	3.409.276	6.814.599

Türkiye Garanti Bankası AŞ And Its Affiliates

Consolidated Statement of Cash Flows
For The Nine-Month Period Ended 30 September 2007

(Currency: Thousands of New Turkish Lira (YTL))

	Notes	30 September 2007	30 September 2006
Cash flows from operating activities:-			
Interest and commission received		4.808.392	3.077.194
Interest expense paid		(3.107.611)	(2.330.638)
Other operating activities, net		1.008.710	(176.438)
Cash payments to employees and suppliers		(1.351.773)	(576.789)
		1.357.718	(6.671)
(Increase)/decrease in operating assets:-			
Loans and advances to banks		(1.347.351)	(363.739)
Balances with central banks		421.827	160.723
Financial assets at fair value through profit or loss		(43.075)	95.606
Loans and advances to customers		(4.806.277)	(7.606.057)
Consumer loans		(2.523.244)	(2.518.243)
Other assets		(213.958)	(484.874)
Increase/(decrease) in operating liabilities:-			
Deposits from banks		(406.439)	975.892
Deposits from customers		5.137.612	6.101.507
Obligations under repurchase agreements		1.157.335	2.199.886
Other liabilities		223.702	303.853
Net cash used in operating activities before income taxes paid		**(1.042.150)**	**(1.142.117)**
Income taxes paid		**(283.708)**	**(198.521)**
Net cash used in operating activities		**(1.325.858)**	**(1.340.638)**
Cash flows from investing activities:-			
Net increase in security investments		(1.565.024)	(2.388.618)
Interest received		1.934.403	1.316.652
Decrease/(increase) in investments in equity participations, net		(358)	31.306
Dividends received		2.880	2.127
Decrease/(increase) in tangible assets, net		(144.466)	159.660
Net cash from/(used in) investing activities		**227.435**	**(878.873)**
Cash flows from financing activities:-			
Increase in loans and advances from banks, net		1.334.073	2.468.167
Increase in bonds payable		-	56.262
Dividends paid		(219.474)	(178.578)
Net cash from financing activities		**1.114.599**	**2.345.851**
Effect of exchange rate changes		**(52.724)**	**(86.485)**
Net (decrease)/increase in cash and cash equivalents		**(36.548)**	**39.855**
Cash and cash equivalents at the beginning of the period	2	4.204.216	4.026.024
Cash and cash equivalents at the end of the period	2	**4.167.668**	**4.065.879**

(Currency: Thousands of New Turkish Lira (YTL))

Overview of the Bank

Türkiye Garanti Bankası AŞ (the Bank) is a bank domiciled in Turkey. The consolidated financial statements of the Bank for the nine-month period ended 30 September 2007 comprise the Bank and its affiliates (the Affiliates) and their interest in associates.

(a) Brief History

Foundation of the Bank was approved by the decree of Council of Ministers numbered 3/4010 dated 11 April 1946 and "Articles of Association" was published in the official gazette dated 25 April 1946. The Bank provides corporate, commercial and retail banking services through a network of 470 domestic branches, five foreign branches, four representative offices abroad and 75 offices. In addition to its branches, the Bank has 100% ownership in two banks each of which is located in Amsterdam and Moscow. The Bank and its affiliates in total have 15,334 employees. The Bank's head office is located at Levent Nispetiye Mahallesi Aytar Caddesi 2 Beşiktaş 34340 İstanbul.

(b) Ownership

The Companies owned by Doğuş Holding AŞ, called as Doğuş Group, currently holds 25.87% of the issued capital. On 22 December 2005, Doğuş Holding AŞ has completed the sale of 53,550,000,000 shares representing 25.50% of the Bank's issued share capital to "GE Araştırma ve Müşavirlik Limited Şti." of the General Electric (GE) Group as explained in Note 21. Accordingly, GE acquired a joint control in the Bank's management.

Subsequent to this sale in December 2005, a call was made to the Bank's minority shareholders by GE according to the paragraph 17 of the Article IV no.8 "Principles on Voting by Proxy at General Assembly and Gathering Proxy or Common Stock through Calls for Quoted Companies" of the Turkish Capital Market Board, starting from 27 March 2006 to purchase the shares with a total face value of YTL 1,564,500 at a price of YTL 3.90 per share from the minority shareholders. The call period ended on 10 April 2006 and the minority shareholders responded to this call by selling 6,249.49 shares with a face value of YTL 1 each. Accordingly, the shares owned by GE Araştırma ve Müşavirlik Limited Şti. increased to YTL 535,506 thousands.

In 2004 and 2005, Doğuş Holding AŞ had two separate agreements with a foreign portfolio investor for issuing options to purchase a portion of the shares of the Bank owned by Doğuş Holding AŞ. In accordance with the related Security's Lending Agreements, the investor exercised the entire call option and took over the ownership rights including sale of 24,161,797,524 shares representing 11.50% of the Bank's capital (per 1 New Kuruş) throughout the option period agreed.

Significant accounting policies

(a) Statement of compliance

The Bank and its Turkish affiliates maintain their books of accounts and prepare their statutory financial statements in New Turkish Lira (YTL) in accordance with the Accounting Practice Regulations as promulgated by the Banking Regulatory and Supervisory Agency (BRSA); the Turkish Commercial Code; and the Turkish Tax Legislation (collectively, Turkish GAAP); the Bank's foreign affiliates maintain their books of accounts and prepare their statutory financial statements in accordance with the generally accepted accounting principles and the related legislation applicable in the countries they operate.

The accompanying consolidated financial statements are based on the statutory records with adjustments and reclassifications for the purpose of fair presentation in accordance with International Financial Reporting Standards ("IFRS"). The accompanying consolidated financial statements are authorized for issue by the directors on 9 November 2007.

(b) Basis of preparation

The accompanying consolidated financial statements are presented in thousands of YTL, which is the Bank's functional currency.

The financial statements are prepared on the historical cost basis as adjusted for the effects of inflation that lasted until 31 December 2005, except that the following assets and liabilities are stated at their fair value if reliable measures are available: derivative financial instruments, instruments at fair value through profit or loss, available-for-sale financial assets and tangible assets held for sale. Recognized assets and liabilities that are hedged are stated at fair value in respect of the risk that is hedged.

The accounting policies set out below have been applied consistently by the Bank and its affiliates to all periods presented in these consolidated financial statements.

(c) Use of estimates and judgements

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in Notes 7, 10, 17 and 22.

Significant accounting policies (continued)

(d) *Basis of consolidation*

The accompanying consolidated financial statements include the accounts of the parent company, the Bank, its affiliates and associates on the basis set out in sections below. The financial statements of the entities included in the consolidation have been prepared as of the date of the consolidated financial statements.

Affiliates

Affiliates are entities controlled by the Bank. Control exists when the Bank has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of affiliates are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates

Associates are those entities in which the Bank and its affiliates have significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Bank and its affiliates' share of the total recognized gains and losses of associates on an equity accounting basis, from the date that significant influence commences until the date that significant influence ceases. When the Bank and its affiliates share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Bank and its affiliates has incurred obligations in respect of the associate.

Special purpose entities

Special purpose entities are entities that are created to accomplish a narrow and well defined objective such as the securitisation of particular assets, or the execution of a specific borrowing or lending transaction. Special purpose entities are consolidated when the substance of the relationship between the Bank and the special purpose entity indicates that the special purpose entity is controlled by the Bank.

Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealized gains and losses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Bank and its affiliates' interest in the entity. Unrealized gains arising from transactions with associates are eliminated against the investment in the associate. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Significant accounting policies (continued)

(e) Foreign currency

Foreign currency transactions

Transactions are recorded in YTL, which represents its functional currency. Transactions in foreign currencies are translated into the functional currency of the Bank at exchange rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are converted into YTL at the exchange rates ruling at balance sheet date with the resulting exchange differences recognized in the income statement as foreign exchange gain or loss. Gains and losses arising from foreign currency transactions are reflected in the income statement as realized during the period.

Financial statements of foreign operations

The foreign operations of the Bank and its affiliates are not considered an integral part of its operations. Accordingly, the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to YTL at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to YTL using average exchange rates. Foreign exchange differences arising on translation are recognized directly in a separate component of equity. When a foreign operation is disposed of in part or in full, the relevant amount in the foreign currency translation reserve is transferred to the income statement.

Hedge of net investment in a foreign operation see accounting policy *(i)*.

(f) Tangible assets and related depreciation

Owned assets

The costs of the tangible assets purchased before 31 December 2005 are restated for the effects of inflation in YTL units current at 31 December 2005 pursuant to IAS 29. The tangible assets purchased after this date are recorded at their historical costs. Accordingly, tangible assets are carried at costs, less accumulated depreciation and impairment losses (refer to accounting policy *(r)*).

Leased assets

Leases in terms of which the Bank and its affiliates assume substantially all the risks and rewards of ownership are classified as financial leases. Tangible assets acquired by way of financial lease are stated at amounts equal to the lower of their fair values and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation (see below) and impairment losses (refer to accounting policy *(r)*). Lease liabilities are reduced through repayments of principal, while the finance charge component of the lease payment is charged directly to income statement.

(Currency: Thousands of New Turkish Lira (YTL))

Significant accounting policies (continued)

Subsequent Expenditure

Expenditures incurred to replace a component of a tangible asset that is accounted for separately, and major inspection and overhaul costs, are capitalized. Other subsequent expenditures are capitalized only when it increases the future economic benefits embodied in the item of tangible assets. All other expenditures are reflected as expense in the income statement as incurred.

Depreciation

Tangible assets purchased before 2005 are depreciated over their estimated useful lives on a straight-line basis from the date of their acquisition. Assets acquired after this date are depreciated based on the declining balance method, one of the accelerated depreciation methods.

The estimated useful lives are as follows:

Tangible assets	Estimated useful lives (years)	Depreciation rates (%) for the year 2005 and after	Depreciation rates (%) for the years before 2005
Buildings	50	4	2
Furniture, fixture and equipments	4-20	10-50	5-25
Leasehold improvements	5-10	10-20	5

Expenditures for major renewals and improvement of tangible assets are capitalized and depreciated over the remaining useful lives of the related assets.

(g) Goodwill

Goodwill represents the excess of the total acquisition costs over the share of the Bank and its affiliates in the fair value of the net assets of the acquired companies at the dates of acquisitions. When the excess is negative (negative goodwill), it is recognized immediately in the income statement. Goodwill is assessed annually by using external and internal sources such as market value, information on any adverse effect on the acquired companies, market interest rates or other market rates of return on investments, carrying value of net assets, whether there is any indication that goodwill may be impaired. If any such indication exists, the recoverable amount of the goodwill is estimated. If the recoverable amount is less than its carrying amount, the carrying amount is reduced to its recoverable amount, and impairment loss is recognized as an expense in the income statement.

Significant accounting policies (continued)

(h) *Financial instruments*

Classification

Financial instruments at fair value through profit or loss are those that are principally held for the purpose of short-term profit taking. These include investments, certain purchased loans and derivative contracts that are not designated as effective hedging instruments, and liabilities from short-term sales of financial instruments. All trading derivatives in a net receivable position (positive fair value), as well as options purchased, are reported as trading assets. All trading derivatives in a net payable position (negative fair value), as well as options written, are reported as trading liabilities.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Bank and its affiliates provide money, goods and services directly to a debtor with no intention of trading the receivable. Loans and receivables comprise loans and advances to banks and customers.

Available-for-sale assets are financial assets that are not held for trading purposes, provided by the Bank and its affiliates, or held to maturity. Available-for-sale instruments include certain debt and equity investments.

Held-to-maturity assets are financial assets with fixed or determinable payments and fixed maturity that the Bank and its affiliates have the intent and ability to hold to maturity. These include certain loans and advances to banks and customers and certain debt investments.

Recognition

Financial assets at fair value through profit or loss and available-for-sale assets are initially recognized on the transaction date at which the Bank and its affiliates become a party to the contractual provisions of the instrument. From this date any gains and losses arising from changes in fair value of the assets are recognized.

Held-to-maturity instruments, loans and receivables, deposits and subordinated liabilities are recognized on the date they are originated.

Measurement

Financial instruments are measured initially at cost, including transaction costs.

Subsequent to initial recognition all trading instruments and available-for-sale assets are measured at fair value, except that any instrument that does not have a quoted market price in an active market and whose fair value cannot be reliably measured is stated at amortized cost.

Significant accounting policies (continued)

All non-trading financial liabilities, loans and receivables and held-to-maturity assets are measured at amortized cost less impairment losses. Amortized cost is calculated on the effective interest rate method. Premiums and discounts, including initial transaction costs, are included in the carrying amount of the related instrument and amortized based on the effective interest rate of the instrument.

Fair value measurement principles

The fair values of financial instruments are based on their quoted market prices at the balance sheet date without any deduction for transaction costs. If a quoted market price is not available, fair value of an instrument is estimated using the available market information and the appropriate valuation methodologies. However, judgment is necessarily required to interpret market data to develop the estimated fair value. Accordingly, the estimates made are not necessarily indicative of the amounts that could be realized in current market exchange.

The fair values of derivatives that are not exchange-traded are estimated at the amounts that the Bank and its affiliates would receive or pay to terminate the contracts at the balance sheet date taking into account current market conditions and the current creditworthiness of the counterparties.

Gains and losses on subsequent measurement

Gains and losses arising from changes in the fair values of financial instruments at fair value are recognized in the income statement. Whereas, gains and losses arising from changes in the fair value of cash flow hedges and available-for-sale assets are deferred as a separate component of equity.

Specific instruments

Cash and balances with Central Banks: Cash and balances with Central Banks comprise cash balances on hand, cash deposited with Central Banks and other cash items. Money market placements are classified in loans and advances to banks.

Investments: Investments held for the purpose of short-term profit taking are classified as trading instruments. Debt investments that the Bank and its affiliates have the intent and ability to hold to maturity are classified as held-to-maturity assets.

Loans and advances to banks and customers: Loans and advances provided by the Bank and its affiliates are classified as loans and receivables, and reported net of allowances to reflect the estimated recoverable amounts.

Financial lease receivables: Leases where the entire risks and rewards incident to ownership of an asset are substantially transferred to the lessee, are classified as financial leases. A receivable at an amount equal to the present value of the lease payments, including any guaranteed residual value, is recognized. The difference between the gross receivable and the present value of the receivable is unearned finance income and is recognized over the term of the lease using the effective interest rate method. Financial lease receivables are included in loans and advances to customers.

Significant accounting policies (continued)

Bonds payable: Bonds issued by the Bank and its affiliates are classified as non-trading liabilities.

Derecognition

A financial asset is derecognised when the control over the contractual rights that comprise that asset, is lost. This occurs when the rights are realized, expire or are surrendered. A financial liability is derecognized when it is extinguished.

Available-for-sale assets and assets held for trading that are sold are derecognized and corresponding receivables from the buyer for the payment are recognized as of the date the Bank and its affiliates commit to sell the assets. The specific identification method is used to determine the gain or loss on derecognition.

Held-to-maturity instruments and loans and receivables are derecognized on the days that they are transferred by the Bank and its affiliates.

(i) *Derivatives held for risk management purposes*

Derivatives held for risk management purposes are measured at fair value in the balance sheet. The treatment for the changes in their fair value depends on their classification into the following categories:

Cash flow hedge

When a derivative is designated as a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect the result of income statement, the effective portion of changes in the fair value of the derivative are recognised directly in the shareholders' equity. The amount recognised in the shareholders' equity is removed and included in the income statement in the same period as the hedged cash flows affect the income statement under the same line item as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the income statement.

If the derivative expires or is sold, terminated, or exercised, or no longer meets the criteria for cash flow hedge accounting, or the designation is revoked, then hedge accounting is discontinued and the amount recognized in the shareholders' equity remains there until the forecast transaction affects the income statement. If the forecast transaction is no longer expected to occur, then hedge accounting is discontinued and the balance in the shareholders' equity is recognized immediately in the income statement.

Significant accounting policies (continued)

Net investment hedge

When a derivative or a non-derivative financial liability is designated as a hedge of a net investment in a foreign operation, the effective portion of changes in the fair value of the hedging instrument is recognized directly in the shareholders' equity, in the foreign currency translation reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the income statement. The amount recognized in the shareholders' equity is removed and included in the income statement on disposal of the foreign operation.

Embedded derivatives

Derivatives may be embedded in another contractual arrangement (a "host contract"). The Bank and its affiliates account for embedded derivatives separately from the host contract when the host contract is not itself carried at fair value through profit or loss, and the characteristics of the embedded derivatives are not clearly and closely related to the host contract. Separated embedded derivatives are accounted for depending on their classification, and are presented in the balance sheet together with the host contract.

(j) Securities borrowing and lending business

Investments lent under securities lending arrangements continue to be recognized in the balance sheet and are measured in accordance with the accounting policy for the related assets as appropriate. Cash collateral received in respect of securities lent is recognized as liabilities to either banks or customers. Investments borrowed under securities borrowing agreements are not recognized. Cash collateral placements in respect of securities borrowed are recognized under loans and advances to either banks or customers. Income and expenses arising from the securities borrowing and lending business are recognized on an accrual basis over the period of the transactions and are included in interest income or expense.

(k) Repurchase and resale agreements over investments

The Bank and its affiliates enter into purchases of investments under agreements to resell (reverse repo) substantially identical investments at a certain date in the future at a fixed price. Investments purchased subject to commitments to resell them at future dates are not recognized. The amounts paid are recognized in loans to either banks or customers. The receivables are shown as collateralized by the underlying security. Investments sold under repurchase agreements (repo) continue to be recognized in the balance sheet and are measured in accordance with the accounting policy for the related assets as appropriate. The proceeds from the sale of the investments are reported as "obligations under repurchase agreements", a liability account.

Income and expenses arising from the repurchase and resale agreements over investments are recognized on an accrual basis over the period of the transactions and are included in interest income or expense.

(Currency: Thousands of New Turkish Lira (YTL))

Significant accounting policies (continued)

(l) Items held in trust

Assets, other than cash deposits, held by the Bank in fiduciary or agency capacities for its customers and government entities are not included in the accompanying consolidated balance sheets, since such items are not under the ownership of the Bank.

(m) Financial guarantees

Financial guarantees are contracts that require the Bank and its affiliates to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Financial guarantee liabilities are initially recognised at their fair value, and the initial fair value is amortised over the life of the financial guarantee. The guarantee liability is subsequently carried at the higher of this amortised amount and the present value of any expected payment (when a payment under the guarantee has become probable).

(n) Employee benefits

The Bank has a defined benefit plan for its employees as described below:

Pension and other post-retirement obligations

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee and his/her dependants will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı Vakfı ("the Fund"), is a separate legal entity and a foundation recognized by an official decree, providing pension plan benefits to all qualified Bank employees. The Fund is a defined benefit plan under which the Bank pays fixed contributions, and is obliged to pay amounts other than the fixed contribution to the Fund through constructively paying additional amounts or through contractual benefits that are not solely linked to the fixed contributions.

As per the provisional article no.23 of the Turkish Banking Law no.5411 as approved by the Turkish Parliament on 19 October 2005, pension funds which are in essence similar to foundations are required to be transferred directly to the Social Security Institution ("SSK") within a period of three years. As per this new Law, a commission established by the representatives from various organizations will calculate the commitment for each fund based on the actuarial calculations made taking into account the revenues and expenses of the funds. The commitment to be calculated will be paid maximum in 15 years in equal instalments. Subsequently, the commission established under the coordination of the Ministry of Labour and Social Security completed working on the methodology and parameters to be used for the calculation of such commitments and the related Decree was approved by the Board of Ministries on 30 November 2006 and published in the Official Gazette no. 26377 dated 15 December 2006. However the said Article was vetoed by the President and on 2 November 2005 the President initiated a lawsuit before the Turkish Constitutional Court in order to rescind certain paragraphs of the provisional article no.23.

(Currency: Thousands of New Turkish Lira (YTL))

Significant accounting policies (continued)

On 22 March 2007, the Turkish Constitutional Court reached a verdict with regards to the suspension of the execution of the first paragraph of provisional article no.23 of the Turkish Banking Law, which requires the transfer of pension funds to SSK, until the decision regarding the cancellation thereof is published in the Official Gazette. As stipulated in the other relevant articles of the Turkish Banking Law, namely article no.58, provisional article no.7 and in light of the legal opinions obtained, it is interpreted that it is against the law for the banks to transfer any resources to pension funds to cover their deficits effective from 31 December 2007. Besides, BRSA expressed its opinion that the cancellation of the transfer of pension funds to SSK will not have any impact on the measurement principles of the existing liability of the banks in the subsequent periods.

The Bank obtained an actuarial report from an actuary who is registered with the Undersecretariat of the Treasury regarding this Fund in accordance with the Decree on the Principles and Procedures of Determining the Application of Transfer Transactions ("the Decree"), published in the Official Gazette dated 15 December 2006 with number 26377 by the Decision of Council of Ministers no. 2006/11345. Based on this Decree, the actuarial balance sheet of the Fund has been prepared in accordance with technical interest rate of 10.24% and the CSO mortality table, and reflects no technical deficit at 31 December 2006. Furthermore, the Bank management believes that the Fund is capable of meeting its liabilities to be calculated by the commission mentioned above during the transfer of the Fund without any burden to the Bank.

Reserve for employee severance indemnity

Reserve for employee severance indemnity represents the present value of the estimated future probable obligation of the Bank and its affiliates arising from the retirement of the employees and calculated in accordance with the Turkish Labor Law. It is computed and reflected in the financial statements on an accrual basis as it is earned by serving employees. The computation of the liabilities is based upon the retirement pay ceiling announced by the Government. The ceiling amounts applicable for each year of employment are YTL 2,030.19 and YTL 1,857.44 at 30 September 2007 and 31 December 2006, respectively.

International Financial Reporting Standards require actuarial valuation methods to be developed to estimate the entity's obligation under defined benefit plans. The principal actuarial assumptions used in the calculation of the total liability in the accompanying consolidated financial statements at 30 September 2007 and 31 December 2006 are as follows:

	30 September 2007 %	*31 December 2006* %
Discount rate	5.71	5.71
Expected rate of salary/limit increase	5.00	5.00
Turnover rate to estimate the probability of retirement	5.25	5.25

The above rate for salary/limit increase was determined based on the government's future targets for annual inflation.

Significant accounting policies (continued)

(o) *Taxes on income*

Taxes on income for the period comprise current tax and deferred taxes. Current taxes on income comprises tax payable calculated on the basis of expected taxable income for the period using the tax rates enacted by the balance sheet date and; any adjustment in taxes payable for previous years.

Deferred income tax is provided, using the balance sheet method, on all taxable temporary differences arising between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Permanent differences relating to goodwill and initial recognition of assets and liabilities which affect neither accounting nor taxable profit are not deductable for tax purposes. Deferred tax liability and asset are recognized when it is probable that the future economic benefits resulting from the reversal of temporary differences will flow to or from the Bank and its affiliates. Deferred tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. Currently, enacted tax rates are used to determine deferred taxes on income.

An individual consolidated affiliate offsets deferred tax asset and deferred tax liability if the deferred tax asset and deferred tax liability relate to income taxes levied by the same taxation authority.

Deferred taxes related to fair value remeasurement of available-for-sale assets and cash flow hedges, are charged or credited directly to equity and subsequently recognized in the income statement together with the deferred gains or losses that are realized.

(p) *Offsetting*

Financial assets and liabilities are offset and the net amount presented in the balance sheet when, and only when, there is a legally enforceable right to set off the amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Income and expenses are presented on a net basis only when permitted by the accounting standards, or for gains and losses from a group of similar transactions.

(q) *Earnings per share*

Earnings per share disclosed in the accompanying consolidated income statement are determined by dividing the net income by the weighted average number of shares outstanding during the period attributable to the shareholders of the Bank. In Turkey, companies can increase their share capital by making a pro-rata distribution of shares ("Bonus Shares") to existing shareholders from retained earnings. For the purpose of earnings per share computations, such Bonus Shares issued are regarded as issued shares.

Significant accounting policies (continued)

Additionally, considering the fact that the increase in the number of shares issued by way of bonus shares in fact does not require any cash injection by the shareholders; the number of issued shares outstanding before such bonus share issuances is adjusted for the proportionate change in the number of issued shares outstanding as if the event had occurred at the beginning of the earliest period reported.

(r) Impairment

Financial assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such indication exists, the asset's recoverable amount is estimated.

Loans and receivables and held-to-maturity instruments

The recoverable amounts of loans and receivables and held-to-maturity instruments, are calculated as the present values of the expected future cash flows discounted at the instrument's original effective interest rate. Short-term balances are not discounted.

Loans and receivables are presented net of specific and portfolio basis allowances for uncollectibility. Specific allowances are made against the carrying amount of loans and receivables that are identified as being impaired based on regular reviews of outstanding balances to reduce these loans and receivable to their recoverable amounts. In assessing the recoverable amounts of the loans and receivables, the estimated future cash flows are discounted to their present value. Portfolio basis allowances are maintained to reduce the carrying amount of portfolios of similar loans and receivables to their estimated recoverable amounts at the balance sheet date. The expected cash flows for portfolios of similar assets are estimated based on previous experience and considering the credit rating of the underlying customers and late payments of interest or penalties. Increases in the allowance account are recognized in the income statement. When a loan is known to be uncollectible, all the necessary legal procedures have been completed, and the final loss has been determined, the loan is written off directly. If in a subsequent period, the amount of impairment loss decreases and the decrease can be linked objectively to an event occurring after the write down, the write-down or allowance is reversed through the income statement.

Financial assets remeasured to fair value

The recoverable amount of an equity instrument is its fair value. The recoverable amount of debt instruments and purchased loans remeasured to fair value is calculated as the present value of the expected future cash flows discounted at the current market rate of interest.

Where an asset remeasured to fair value is impaired, the write-down is recognized in the income statement.

If in a subsequent period, the amount of impairment loss decreases and the decrease can be linked objectively to an event occurring after the write-down, the write-down is reversed through the income statement.

Significant accounting policies (continued)

(s) Income and expense recognition

Interest income and expense

Except for the interest income on overdue loans, interest income and expense is recognized on an accrual basis by taking into account the effective yield of the asset or an applicable floating rate. Interest income on overdue loans that are under legal follow up is recognized on a cash basis. Interest income and expense includes the amortization of any discount or premium or other differences between the initial carrying amount of an interest bearing instrument and its amount at maturity calculated on an effective interest rate basis.

Fee and commission

Fee and commission income and expenses that are integral to the effective interest rate on a financial asset or liability are included in the measurement of the effective interest rate.

Other fees and commission income, including account servicing fees, investment management fees, sales commission, placement fees and syndication fees, are recognised as the related services are performed. When a loan commitment is not expected to result in the draw-down of a loan, loan commitment fees are recognised on a straight-line basis over the commitment period.

Other fees and commission expense relates mainly to transaction and service fees, which are expensed as the services are received.

Net trading income

Net trading income includes gains and losses arising from disposals of financial assets at fair value through profit or loss and available-for-sale.

Dividend income

Dividend income is recognized in the income statement when received.

Insurance business

Earned premiums: In respect of non-life branches, under the annual basis of accounting, written premiums comprise the premiums due on contracts, net of taxes and cancellations, entered into during a financial year. These premiums are adjusted by the reserve for unearned premiums. In respect of life branches, earned premiums represent premium accrued on policies issued and adjusted by the reserve for unearned premiums during the period.

Unearned premium reserve: Reserve for unearned premiums is provided for in respect of in-force policies for which the premium period does not end simultaneously with the accounting period. Unearned premiums arise from premiums written during the period, less reinsurance share.

Significant accounting policies (continued)

Claims and provision for "outstanding" claims: Claims incurred include all claims (including claim estimates) and claims settlement payments made in respect of the financial period and the movement in provision for outstanding claims and settlement expenses. Provisions for outstanding claims and settlement expenses include claims incurred but not reported (IBNR), net of salvage and subrogation recoveries.

Life mathematical reserves: The life mathematical reserves have been calculated on the life policies in force at period-end by using actuarial assumptions and formulas approved by the Prime Ministry Undersecretariat of Treasury ("Treasury").

Life profit share reserve: Life profit share is the portion of investment income allocated to life policy holders from income generated due to premiums of life policies with a savings clause. Such policies normally have at least 10 years of maturity and policy holders are entitled to receive a profit share after 3 years from the date of policy issuance. Profit share is calculated on an individual policy basis. Investment income presented within income from insurance operations represents income generated through utilisation of funds associated with mathematical reserves in various investment tools whereas the provision for profit share represents the amount allocated to policy holders out of investment income after certain deductions.

Liability adequacy test: At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the contract liabilities. Any deficiency is immediately charged to the income statement. The Bank has no additional liability with respect to the life insurance portfolio of its affiliate since in its revised tariffs, the affiliate changed the basis of its life profit share calculation to guarantee an annual return of the lower of the guaranteed rate or the annual inflation rate.

(t) Non-current assets held for sale

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

(u) Segment reporting

A segment is a distinguishable component of the Bank and its affiliates that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Index for the notes to the consolidated financial statements:

Note description

(Currency: Thousands of New Turkish Lira (YTL))

1 Segment reporting

Segment information is presented in respect of the Bank and its affiliates' geographical and business segments. The primary format, business segments, is based on the Bank and its affiliates. Measurement of segment assets and liabilities and segment results is based on the accounting policies set out in the accounting policy notes.

1.1 Geographical segments

The Bank and its affiliates operate principally in Turkey, but also have operations in Holland, Russia, Ireland, Turkish Republic of Northern Cyprus, Malta, Luxembourg, Germany and Romania. Total geographic sector risk concentrations, both on and off balance sheet, are presented in the table below:

	30 September 2007				
	Loans	Total Assets	Total Liabilities	Non-Cash Loans	Capital Expenditure
Turkey	35,986,330	59,040,278	44,466,516	10,374,176	158,370
England	111,159	1,601,864	3,131,589	294,154	-
Germany	29,712	1,454,679	2,384,437	167,051	-
Holland	469,090	1,173,546	1,084,662	41,318	14,711
Russia	438,850	1,051,154	83,701	55,733	438
Romania	228,793	305,603	207,062	65,543	-
USA	36,294	294,689	5,020,381	203,030	-
France	12,641	267,287	29,611	199,435	-
Others	541,935	1,392,839	3,359,381	746,028	-
	37,854,804	66,581,939	59,767,340	12,146,468	173,519

	31 December 2006				
	Loans	Total Assets	Total Liabilities	Non-Cash Loans	Capital Expenditure
Turkey	29,237,572	52,062,163	37,693,554	8,458,958	165,751
Germany	33,379	989,234	2,131,261	68,609	-
Russia	449,618	898,077	64,593	31,058	615
Holland	279,436	464,682	979,207	259,873	7,736
USA	49,625	405,167	4,473,149	16,187	-
Romania	222,998	319,181	228,182	46,682	-
France	12,144	301,995	32,019	27,514	-
England	88,461	171,282	2,533,648	65,719	-
Others	251,958	1,302,449	3,838,213	1,072,776	-
	30,625,191	56,914,230	51,973,826	10,047,376	174,102

Total geographic sector risk concentrations on income statement is presented in the table below:

	Nine-month period ended 30 September 2007	Three-month period ended 30 September 2007	Nine-month period ended 30 September 2006	Three-month period ended 30 September 2006
Turkey	1,962,028	494,979	784,593	281,348
Malta	47,055	7,921	26,884	21,132
Holland	33,459	9,521	33,329	9,040
Others	18,876	9,460	23,115	8,075
	2,061,418	521,881	867,921	319,595

(Currency: Thousands of New Turkish Lira (YTL))

1 Segment reporting (continued)

1.2 Business segments

The main business segments are banking, leasing, insurance, factoring, other financial and non-financial sectors. Banking segment information is detailed further to retail banking and commercial, corporate and small and medium size enterprises (SME) banking as these are the major banking activities. Other operations heading under the banking segment include mainly treasury and investment banking activities as well as unallocated income and expense items. The analysis are as follows:

30 September 2007	Retail Banking	Commercial, Corporate & SME Banking	Other Operations	Eliminations	Total Banking	Leasing	Insurance	Factoring	Other Financial	Other Non-Financial	Combined	Eliminations	Total
Operating income	1,297,845	1,044,752	1,701,637	-	4,044,234	77,038	203,500	16,083	29,094	17,310	4,387,259	(69,391)	4,317,868
Operating expenses	(547,991)	(331,069)	(802,350)	-	(1,681,410)	(39,520)	(126,117)	(11,100)	(23,542)	(16,727)	(1,898,416)	18,107	(1,880,309)
Income/(loss) from operations	**749,854**	**713,683**	**899,287**	-	**2,362,824**	**37,518**	**77,383**	**4,983**	**5,552**	**583**	**2,488,843**	**(51,284)**	**2,437,559**
Taxation charge	-	-	(361,513)	-	(361,513)	(71)	(11,653)	(993)	(1,737)	(174)	(376,141)	-	(376,141)
Net income for the period	**749,854**	**713,683**	**537,774**	-	**2,001,311**	**37,447**	**65,730**	**3,990**	**3,815**	**409**	**2,112,702**	**(51,284)**	**2,061,418**
Segment assets	12,796,937	24,298,397	25,891,949	(171,216)	62,816,067	1,849,140	699,563	416,501	42,528	10,059	65,833,858	(528,294)	65,305,564
Investments in equity participations	-	-	325,487	-	325,487	250	275	9,635	4,726	1,121	341,494	(295,592)	45,902
Unallocated assets	-	-	1,159,796	-	1,159,796	17,049	8,898	1,323	4,596	956	1,192,618	37,855	1,230,473
Total assets	**12,796,937**	**24,298,397**	**27,377,232**	**(171,216)**	**64,301,350**	**1,866,439**	**708,736**	**427,459**	**51,850**	**12,136**	**67,367,970**	**(786,031)**	**66,581,939**
Segment liabilities	22,591,121	13,873,456	21,293,485	(171,216)	57,586,846	1,672,525	623,440	389,423	6,186	4,652	60,283,072	(515,732)	59,767,340
Shareholders' equity and minority interest	-	-	6,714,504	-	6,714,504	193,914	85,296	38,036	45,664	7,484	7,084,898	(270,299)	6,814,599
Total liabilities, shareholders' equity and minority interest	**22,591,121**	**13,873,456**	**28,007,989**	**(171,216)**	**64,301,350**	**1,866,439**	**708,736**	**427,459**	**51,850**	**12,136**	**67,367,970**	**(786,031)**	**66,581,939**

(Currency: Thousands of New Turkish Lira (YTL))

1 Segment reporting (continued)

30 September 2006	*Retail Banking*	*Commercial, Corporate & SME Banking*	*Other Operations*	*Eliminations*	*Total Banking*	*Leasing*	*Insurance*	*Factoring*	*Other Financial*	*Other Non-Financial*	*Combined*	*Eliminations*	*Total*
Operating income	1,127,579	802,386	454,795	-	2,384,760	54,084	194,440	16,288	31,343	18,982	2,699,897	(78,828)	2,621,069
Operating expenses	(421,776)	(278,323)	(641,025)	-	(1,341,124)	(25,453)	(152,988)	(11,842)	(28,819)	(18,865)	(1,579,091)	36,682	(1,542,409)
Income/(loss) from operations	**705,803**	**524,063**	**(186,230)**	-	**1,043,636**	**28,631**	**41,452**	**4,446**	**2,524**	**117**	**1,120,806**	**(42,146)**	**1,078,660**
Taxation charge	-	-	(201,586)	-	(201,586)	-	(7,502)	(1,052)	(393)	(206)	(210,739)	-	(210,739)
Net income for the period	**705,803**	**524,063**	**(387,816)**	-	**842,050**	**28,631**	**33,950**	**3,394**	**2,131**	**(89)**	**910,067**	**(42,146)**	**867,921**
31 December 2006													
Segment assets	10,426,782	19,133,900	24,114,995	(72,009)	53,603,668	1,351,525	682,431	540,427	37,194	9,979	56,225,224	(513,884)	55,711,340
Investments in equity participations	-	-	362,711	-	362,711	-	365	9,635	5,453	1,120	379,284	(359,789)	19,495
Unallocated assets	-	-	1,100,109	-	1,100,109	17,494	20,531	2,820	3,770	939	1,145,663	37,732	1,183,395
Total assets	**10,426,782**	**19,133,900**	**25,577,815**	**(72,009)**	**55,066,488**	**1,369,019**	**703,327**	**552,882**	**46,417**	**12,038**	**57,750,171**	**(835,941)**	**56,914,230**
Segment liabilities	17,580,830	12,786,322	19,881,423	(72,009)	50,176,566	1,212,552	564,868	518,837	2,439	4,964	52,480,226	(506,400)	51,973,826
Shareholders' equity and minority interest	-	-	4,889,922	-	4,889,922	156,467	138,459	34,045	43,978	7,074	5,269,945	(329,541)	4,940,404
Total liabilities, shareholders' equity and minority interest	**17,580,830**	**12,786,322**	**24,771,345**	**(72,009)**	**55,066,488**	**1,369,019**	**703,327**	**552,882**	**46,417**	**12,038**	**57,750,171**	**(835,941)**	**56,914,230**

(Currency: Thousands of New Turkish Lira (YTL))

2 Cash and cash equivalents

Cash and cash equivalents include cash balances on hand, due from banks with original maturity periods of less than three months and other cash items. Cash and cash equivalents as at 30 September 2007 and 2006, included in the accompanying consolidated statements of cash flows are as follows:

	30 September 2007	*30 September 2006*
Cash at branches	309,356	220,615
Loans and advances to banks with original maturity periods of less than three months	3,858,312	3,845,264
	4,167,668	4,065,879

3 Related party disclosures

For the purpose of this report, the shareholders jointly controlling the Bank namely Doğuş Holding AŞ and GE and all their subsidiaries, and their ultimate owners, directors and executive officers are referred to as related parties. During the course of the business, the Bank has made placements with and granted loans to related parties and also received deposits from them at various terms. The Bank has the following balances outstanding from and transactions with related parties:

3.1 Outstanding balances

	30 September 2007	*31 December 2006*
Balance sheet		
Loans and advances to customers	169,384	82,620
Loans granted in YTL	*116,131*	*49,929*
Loans granted in foreign currencies:	*US$ 29,687,130*	*US$ 22,369,176*
	EUR 10,193,730	*EUR 808,490*
Miscellaneous receivables	211,940	223,823
Deposits received	839,548	645,328
Commitments and contingencies		
Non-cash loans	128,865	51,302

3.2 Transactions

	Nine-month period ended 30 September 2007	***Three-month period ended 30 September 2007***	***Nine-month period ended 30 September 2006***	***Three-month period ended 30 September 2006***
Interest income	5,300	2,032	3,719	643
Interest expense	42,638	20,203	53,065	17,595

In 2007, interest rates applied to foreign currency receivables from and payables to related parties vary within the ranges of 3.1%-9.0% and 3.8%-15.1% (31 December 2006: 4.0%-10.4% and 1.5%-7.4%), respectively. The interest rates applied to YTL receivables from and payables to related parties vary within the ranges of 4.3%-21.6% and 15.0%-19.0% (31 December: 2006: 7%-21% and 10%-22%). Various commission rates are applied to transactions involving guarantees and commitments.

(Currency: Thousands of New Turkish Lira (YTL))

3 Related party disclosures (continued)

No impairment losses have been recorded against balances outstanding during the period with related parties and no specific allowance has been made for impairment losses on balances with the related parties at the year-end.

Key management personnel compensation for the nine-month period ended 30 September 2007 amounted YTL 48,435 thousands (30 September 2006: YTL 40,793 thousands) on a consolidated basis. Within this total, individual key management expenses of the Bank amounted YTL 30,525 thousands (30 September 2006: YTL 21,623 thousands), of its financial affiliates amounted YTL 17,910 thousands (30 September 2006: YTL 19,170 thousands).

Doğuş Holding AŞ, signed an agreement ("the Agreement") with General Electric (GE) on 24 August 2005 for the sale of 53.550.000.000 shares representing 25.5% of the Bank's issued share capital. According to the terms of the Agreement, certain affiliates, associates and real estates were to be taken over by Doğuş Holding AŞ at a total price of YTL 958 millions calculated based on the consolidated financial statements as of 31 March 2005 of which 50% was paid at the closing date and the remaining to be paid in two equal instalments at the first and second anniversaries. Accordingly, the shares of Voyager Mediterranean Turizm End. ve Tic. AŞ, Sititur Turizm Taşımacılık Org. AŞ, Lasaş Lastik San. ve Tic. AŞ, Doğuş Hava Taşımacılığı AŞ and, Şahintur Şahinler Otelcilik Turizm Yatırım İşletmeleri AŞ as its consolidated affiliate and Doğuş Turizm Sağlık Yat. İşlt. Tic. AŞ. having a total book value of YTL 508,432 thousands were sold to Doğuş Holding AŞ at a total sale price of YTL 503,490 thousands in December 2005. Subsequent to the year end 2005, the assets that are categorized as the second group representing certain equity participations, namely Garanti Turizm Yatırım ve İşletmeleri AŞ and Doc Finance SA with a total book value of YTL 31,556 thousands and certain real estates either in use or held for sale having a total book value of YTL 242,261 thousands were altogether sold to Doğuş Holding AŞ on 17 April 2006. YTL 100,000 thousands of the total sale price amounting YTL 273,397 thousands was collected on the date of sale and the remaining are to be collected in two equal instalments, each amounting YTL 86,698.5 thousands, on 22 December 2006 and 24 December 2007. In December 2006, the first installments of the first and second group asset sales were fully collected by the Bank. As of 30 September 2007, the Bank's net receivable from Doğuş Holding AŞ on these sales amounted YTL 205,050 thousands (31 December 2006: YTL 198,329 thousands), which is reflected in "miscellaneous receivables" (Note 9), in the accompanying consolidated financial statements.

The Bank sold a real estate, a building in Maslak, acquired against its impaired assets to Doğuş Holding AŞ on 15 August 2006. US$ 20 millions of the sale price of US$ 32 millions was collected on the date of sale. The remaining US$ 12 millions will be collected at 31 December 2008. Accordingly, a gain of YTL 2,634 thousands on this sale is recorded as of 31 December 2006.

The Bank's two consolidated financial affiliates, having in total 76% ownership in Cappadocia Investments Ltd. with a share capital of GBP 4,700,000 sold their shares in this company before the end of November 2006 with a total book value of YTL 5,298 thousands to a related party. Accordingly, a total loss of YTL 670 thousands is recognized as of 31 December 2006 on this sale.

On 1 December 2006, the Bank sold its 50.98% participation in Garanti Gayrimenkul Yatırım Ortaklığı AŞ, a consolidated affiliate, to Doğuş Holding AŞ and GE Capital Corporation. In the accompanying consolidated financial statements, the Bank incurred a gain of YTL 15,772 thousands on this sale as of 31 December 2006.

(Currency: Thousands of New Turkish Lira (YTL))

4 Cash and balances with central banks

	30 September 2007	*31 December 2006*
Cash at branches	309,356	335,284
Balances with central banks excluding reserve deposits	2,008,006	2,120,881
	2,317,362	2,456,165

5 Financial assets at fair value through profit or loss

	30 September 2007				*31 December 2006*
	Face value	*Carrying value*	*Interest rate range %*	*Latest maturity*	*Carrying value*
Debt and other instruments held at fair value:					
Government bonds in YTL	224,236	201,862	14-21	2012	39,709
Bonds issued by foreign institutions	103,772	106,942	9	2010	129,789
Eurobonds	53,921	62,245	5-12	2036	65,488
Gold	-	61,562	-	-	16,601
Discounted government bonds in YTL	41,721	35,264	17-18	2009	46,357
Bonds issued by corporations	22,240	23,060	8-21	2012	50,513
Government bonds in foreign currency	16,984	17,485	6-7	2010	63,123
Government bonds at floating rates	3,925	4,088	19-22	2014	258
Others		55,508			8,642
		568,016			420,480
Equity and other non-fixed income instruments:					
Forfeiting receivables		497,386			598,928
Listed shares		171			13
Total financial assets at fair value through profit or loss		1,065,573			1,019,421

Income from debt and other instruments held at fair value is reflected in the consolidated income statement as interest on securities. Gains and losses arising on derivative financial instruments and changes in fair value of other trading instruments are reflected in net trading income. Whereas, gains and losses arising from changes in the fair value of cash flow hedges are reflected as a separate component of equity.

Net income from trading of financial assets is detailed in the table below:

	Nine-month period ended 30 September 2007	*Three-month period ended 30 September 2007*	*Nine-month period ended 30 September 2006*	*Three-month period ended 30 September 2006*
Fixed / floating securities	59,146	6,449	56,936	6,561
Foreign exchange transactions	(12,468)	(8,961)	901	4,379
Derivate transactions	(155,412)	(33,527)	(14,999)	(27,801)
Trading income/(loss), net	(108,734)	(36,039)	42,838	(16,861)

(Currency: Thousands of New Turkish Lira (YTL))

5 Financial assets at fair value through profit or loss (continued)

Government bonds and treasury bills include securities pledged under repurchase agreements with customers amounting to YTL 136,098 thousands (31 December 2006: YTL 133,500 thousands).

As at 30 September 2007, financial assets at fair value through profit or loss amounting of YTL 1,833 thousands are blocked against asset management operation and insurance business related transactions (31 December 2006: YTL 8,017 thousands).

6 Loans and advances to banks

	30 September 2007			*31 December 2006*		
	YTL	*Foreign Currency*	*Total*	*YTL*	*Foreign Currency*	*Total*
Loans and advances-demand						
Domestic banks	658	7,225	7,883	4,972	1,856	6,828
Foreign banks	35,617	187,885	223,502	19,391	130,339	149,730
	36,275	195,110	231,385	24,363	132,195	156,558
Loans and advances-time						
Domestic banks	187,679	677,974	865,653	131,825	818,544	950,369
Foreign banks	669,302	2,207,428	2,876,730	96,910	1,320,241	1,417,151
	856,981	2,885,402	3,742,383	228,735	2,138,785	2,367,520
Accrued interest on loans and advances	43,190	26,681	69,871	3,252	5,168	8,420
Total loans and advances to banks	936,446	3,107,193	4,043,639	256,350	2,276,148	2,532,498
Less: allowance for uncollectibility	-	-	-	-	-	-
Net loans and advances to banks	936,446	3,107,193	4,043,639	256,350	2,276,148	2,532,498

As at 30 September 2007, loans and advances-time are almost all short-term, maturing within one year, with interest rates ranging between 4%-11% per annum for foreign currency time placements and 17%-30% per annum for YTL time placements (31 December 2006: 3%-9% and 16%-22%, respectively).

As at 30 September 2007, loans and advances at domestic and foreign banks include blocked accounts of YTL 1,069,363 thousands (31 December 2006: YTL 255,541 thousands) held against "Diversified Payment Rights" securitizations, fundings, legal legislations for the branches operating in foreign countries, and insurance business.

(Currency: Thousands of New Turkish Lira (YTL))

7 Loans and advances to customers

Outstanding loans and advances to customers are divided between economic sectors and loan types as follows:

	30 September 2007	*31 December 2006*
Consumer loans	12,707,011	10,183,767
Service sector	2,408,689	2,394,690
Financial institutions	2,108,405	1,604,898
Construction	1,939,586	1,102,000
Transportation vehicles and sub-industry	1,485,847	1,123,609
Textile	1,484,946	1,285,261
Food	1,450,262	1,459,621
Transportation and logistics	1,437,223	1,240,510
Metal and metal products	1,346,136	1,058,125
Data processing	1,234,153	758,775
Energy	1,190,694	1,456,498
Durable consumption	986,304	496,298
Tourism	876,122	747,431
Agriculture and stockbreeding	656,628	485,835
Machinery and equipments	532,368	379,768
Chemistry and chemical product	439,602	399,382
Stone, rock and related products	427,773	231,364
Electronic, optical and medical equipment	420,512	359,050
Mining	299,583	216,172
Paper and paper products	267,692	225,405
Plastic products	255,115	166,803
Others	1,137,748	1,033,685
Total performing loans	35,092,399	28,408,947
Non-performing loans and lease receivables	827,526	657,722
Total gross loans	35,919,925	29,066,669
Financial lease receivables, net of unearned income (Note 8)	1,740,114	1,269,727
Factoring receivables	372,736	402,600
Accrued interest income on loans and lease receivables	544,543	481,219
Allowance for possible losses from loans and lease receivables	(722,514)	(595,024)
Loans and advances to customers	37,854,804	30,625,191

As at 30 September 2007, interest rates on loans granted to customers range between 1%-16% (31 December 2006: 3%-14%) per annum for the foreign currency loans and 12%-28% (31 December 2006: 14%-31%) per annum for the YTL loans.

The factoring payables amounting YTL 178,561 thousands are netted with the same amount of factoring receivables as of 31 December 2006.

(Currency: Thousands of New Turkish Lira (YTL))

7 Loans and advances to customers (continued)

The provision for possible losses is comprised of amounts for specifically identified as being impaired and non-performing loans and advances and a further portfolio-basis amount considered adequate to cover the residual inherent risk of loss present in the lending relationships presently performing in accordance with agreements made with borrowers. The amount of the portfolio basis allowance is YTL 146,930 thousands (31 December 2006: YTL 85,178 thousands).

Movements in the allowance for possible losses on loans and lease receivables are as follows:

	30 September 2007	*31 December 2006*
Balance at the beginning of the period	595,024	569,141
Write-offs	(57,953)	(109,429)
Recoveries and reversals	(35,764)	(85,988)
Provision for the period	221,207	221,300
Balance at the end of the period	722,514	595,024

Movement in the portfolio basis allowance are as follows:

	30 September 2007	*31 December 2006*
Balance at the beginning of the period	85,178	76,573
Provision for the period, net	61,752	8,605
Balance at the end of the period	146,930	85,178

8 Financial lease receivables

The financial leases typically run for a period of one to five years, with transfer of ownership of the leased asset at the end of the lease term. Interest is charged over the period of the lease.

The receivables are secured by way of the underlying assets. Loans and advances to customers include the following financial lease receivables:

	30 September 2007	*31 December 2006*
Financial lease receivables, net of unearned income (Note 7)	1,740,114	1,269,727
Add: non-performing lease receivables	15,196	13,488
Less: allowance for possible losses on lease receivables	(15,196)	(8,895)
	1,740,114	1,274,320
Accrued interest on lease receivables	23,928	12,548
Analysis of net financial lease receivables		
Due within 1 year	918,134	700,208
Due between 1 and 5 years	1,090,067	778,478
Financial lease receivables, gross	2,008,201	1,478,686
Unearned income	(268,087)	(204,366)
Financial lease receivables, net	1,740,114	1,274,320
Analysis of net financial lease receivables, net		
Due within 1 year	773,003	589,234
Due between 1 and 5 years	967,111	685,086
Financial lease receivables, net	1,740,114	1,274,320

(Currency: Thousands of New Turkish Lira (YTL))

9 Other assets

	30 September 2007	*31 December 2006*
Reserve deposits at the Central Bank of Turkey	2,502,878	2,924,704
Insurance premium receivables	519,828	412,843
Miscellaneous receivables (Note 3)	395,937	356,575
Prepaid expenses, insurance claims and similar items	184,195	140,172
Accrued exchange gain on derivatives	103,062	59,921
Tangible assets held for sale	102,137	115,196
Clearing house	58,344	33,508
Prepaid taxes and taxes and funds to be refunded	20,641	16,000
Others	39,580	51,555
	3,926,602	4,110,474

At 30 September 2007, reserve deposits at the Central Bank of Turkey are kept as minimum reserve requirement. These funds are not available for the daily business of the Bank and its affiliates. As required by the Turkish Banking Law, these reserve deposits are calculated on the basis of customer deposits taken at the rates determined by the Central Bank of Turkey. In accordance with the current legislation, the reserve deposit rates for YTL and foreign currency deposits are 6% and 11%, respectively. These reserve deposit rates are applicable to both time and demand deposits. Interest rates applied for reserve requirements are 12.93% (31 December 2006: 13.12%) for YTL deposits and 1.700% and 2.325% (31 December 2006: 1.73% and 2.515%) for foreign currency deposits in US$ and Euro.

YTL 94,751 thousands (31 December 2006: YTL 99,443 thousands) of the tangible assets held for sale is comprised of foreclosed real estate acquired by the Bank against its impaired receivables. Such assets are required to be disposed of within three years following their acquisitions per the Turkish Banking Law. This three year period can be extended by a legal permission from the regulators. In case of real estates held for sale, this requirement is valid only if the legal limit on the size of the real estate portfolio that a bank can maintain is exceeded. Currently, as the Bank is within this legal limit, it is not subject to the above requirement.

The Bank sold a significant part of its tangible assets held for sale to Doğuş Holding AŞ on 17 April 2006 as explained in detail in Note 3.

Impairment losses provided on real estates held for sale were determined based on the appraisals of independent appraisal firms. As of 30 September 2007, real estates held for sale costing YTL 100,187 thousands (31 December 2006: YTL 123,085 thousands) have been impaired by YTL 7,194 thousands (31 December YTL 8,100 thousands).

(Currency: Thousands of New Turkish Lira (YTL))

10 Security investments

	30 September 2007				31 December 2006
	Face value	*Carrying value*	*Interest rate range %*	*Latest maturity*	*Carrying value*
Debt and other instruments available-for-sale:					
Government bonds at floating rates	3,578,564	3,724,656	19-22	2014	3,797,572
Discounted government bonds in YTL	3,167,411	2,656,591	17-18	2009	1,725,401
Eurobonds	1,442,706	1,539,555	5-12	2036	1,417,448
Bonds issued by corporations *(a)*	1,295,280	1,308,467	6-21	2017	1,072,209
Government bonds in YTL	1,251,332	1,254,833	14-21	2012	54,067
Government bonds in foreign currency	873,456	896,195	7	2010	1,587,007
Bonds issued by financial institutions	147,976	150,356	5-12	2013	46,221
Government bonds indexed to consumer price index	99,155	105,501	10	2012	-
Bonds issued by foreign governments	28,364	43,792	6-13	2028	50,465
Others *(b)*		54,010			44,576
Total securities available-for-sale		11,733,956			9,794,966
Debt and other instruments held-to-maturity:					
Government bonds at floating rates	2,700,411	2,836,367	*(c)*	2011	2,782,304
Eurobonds	699,220	755,118	8-12	2030	941,289
Government bonds in YTL	594,227	584,472	14-20	2011	567,896
Bonds issued by foreign governments	120,500	122,086	3	2008	140,978
Bonds issued by corporations	2,678	2,720	8-9	2014	22,263
Discounted government bonds in YTL		-			412,148
Other		23,678			46,143
		4,324,441			4,913,021
Accrued interest on held-to-maturity portfolio		39,187			259,604
Total securities held-to-maturity		4,363,628			5,172,625
Total security investments		16,097,584			14,967,591

(a) Bonds issued by corporations include credit linked notes with face value amounting to YTL 1,054,375 thousands (31 December 2006: YTL 871,875 thousands) and carrying value amounting to YTL 1,067,177 thousands (31 December: YTL 897,013 thousands) that are linked to the default risk of the Turkish Government. All bonds issued by corporations are valued at amortized cost since these financial assets are not quoted in an active market. The consolidated factoring affiliate's "financial assets available-for-sale" portfolio also includes private sector bonds with "credit linked notes" at a total face value of US$ 24,535,000 and EUR 1,000,000 (31 December 2006: -) and a total carrying value of YTL 31,802 thousands (31 December 2006: -).

(b) In 2006, the Bank recorded 424,159 shares of MasterCard Incorporated at a total nominal value of US$ 42.42 acquired free of charge for its credit card marketing activities on MasterCard. As of 27 July 2006, the Bank sold 250,254 shares of MasterCard Incorporated at a total nominal value of US$ 25.03 amounting to US$ 7,698,964.21. As of 30 September 2007 the Bank recorded 173,905 shares of MasterCard Incorporated at a nominal value of US$ 17.39 and one share of Visa Europe Limited at a nominal value of EUR 10 acquired free of charge for its credit card marketing activities, in its investment securities available-for-sale portfolio.

(c) The interest rates applied on these securities are floating quarterly based on interest rates of government bond bids of the government.

(Currency: Thousands of New Turkish Lira (YTL))

10 Security investments (continued)

Movements in the allowance for security investments are as follows:

	30 September 2007	*31 December 2006*
Balance at the beginning of the period	55,472	34,731
Provision for the period, net	1,169	20,741
Balance at the end of the period	56,641	55,472

Interest income from debt and other fixed- or floating-income instruments is reflected in interest on securities. Whereas, gains and losses arising from changes in the fair value of cash flow hedges and available-for-sale assets are deferred as a separate component of equity.

Government bonds and treasury bills include securities pledged under repurchase agreements with customers amounting to YTL 7,277,830 thousands (31 December 2006: YTL 6,066,007 thousands).

In 2006, the Bank reclassified certain security investments, previously classified in its securities available-for-sale portfolio, amounting YTL 2,993,773 thousands with total face value of YTL 2,936,112 thousands to its securities held-to-maturity portfolio. Such securities are included in the securities held-to-maturity portfolio above at their fair values of YTL 3,108,957 thousands as of their reclassification dates. The value increases of such securities amounting YTL 23,083 thousands are recorded under the shareholders' equity and amortized through the income statement up to their maturities as earned.

The following table summarizes securities that were deposited as collaterals with respect to various banking transactions:

	30 September 2007		*31 December 2006*	
	Face Value	*Carrying value*	*Face Value*	*Carrying value*
Deposited at Istanbul Stock Exchange	5,196,342	5,194,947	4,155,068	4,045,302
Collateralized to foreign banks	2,263,514	2,350,923	2,503,622	2,740,629
Deposited at CBT for interbank transactions	525,975	539,211	594,050	615,547
Deposited at CBT for foreign currency money market transactions	193,075	203,059	13,950	14,468
Deposited at CBT for repurchase transactions	88,135	92,942	83,553	78,555
Deposited at Clearing Bank (Takasbank)	92,004	89,106	42,223	41,627
Others		38,021		45,452
		8,508,209		7,581,580

11 Investments in equity participations

	30 September 2007		*31 December 2006*	
	Carrying Value	*Ownership %*	*Carrying Value*	*Ownership %*
Investments in associated companies				
Eureko Sigorta AŞ	26,058	20.00	-	-
İMKB Takasbank AŞ	11,915	5.83	11,915	5.83
Others	7,929		7,580	
	45,902		19,495	

As discussed in more detail in Note 29, 80% shares of a previously consolidated affiliate, Garanti Sigorta AŞ, owned by the Bank are sold to Eureko BV on 21 June 2006. After the sale, the remaining 20% is reclassified to investments in equity participations and accounted under equity method of accounting. Subsequent to this sale, at 1 October 2007 the legal name of the company has been changed as Eureko Sigorta AŞ.

The Bank's two consolidated financial affiliates, having together a total 76% ownership in Cappadocia Investments Ltd. with a share capital of GBP 4,700,000, sold their shares in this company before the end of November 2006 with a total book value of YTL 5,298 thousands to a related party. Accordingly a total of YTL 670 thousands loss is recognized as of 31 December 2006 in the accompanying consolidated financial statemets on this sale.

As discussed in more detail in Note 3, in accordance with the Agreement signed between Doğuş Holding AŞ and GE on 24 August 2005 for the sale of 53,550,000,000 shares representing 25.5% of the Bank's issued share capital, certain equity participations that are categorized in the second group of the agreement, namely Garanti Turizm Yatırım ve İşletmeleri AŞ and Doc Finance SA with a total book value of YTL 31,556 thousands were also sold to Doğuş Holding AŞ on 17 April 2006.

On 1 March 2006, the Bank participated in Gelişen İşletmeler Piyasaları AŞ by 5% for YTL 500 thousands of which YTL 250 thousands was paid.

İMKB Takasbank AŞ and other equity participations do not have a quoted market price in an active market and other methods of reasonably estimating their values would be inappropriate and impracticable, accordingly they are stated at cost, restated for the effects of inflation in YTL units current at 31 December 2005.

Impairment losses of YTL 1,551 thousands as of 30 September 2006 (30 September 2007: -) are provided for the decreases in the value of certain investments in equity participations. Accordingly, the cumulative provisions for such impairment losses amounted to YTL 3,906 thousands as of 30 September 2007 (31 December 2006 : YTL 3,931 thousands).

(Currency: Thousands of New Turkish Lira (YTL))

12 Tangible assets

Movement in tangible assets from 1 January to 30 September 2007 is as follows:

	1 January	*Additions*	*Adjustment for Currency Translation*	*Disposals*	*30 September*
Costs					
Land and buildings	1,061,922	13,223	(4,304)	(19,088)	1,051,753
Furniture, fixture and equipments	1,105,376	118,556	(1,106)	(134,331)	1,088,495
Leasehold improvements	214,480	36,515	(571)	(15,302)	235,122
	2,381,778	168,294	(5,981)	(168,721)	2,375,370
Less: Accumulated depreciation					
Buildings	210,477	16,883	(391)	(2,622)	224,347
Furniture, fixture and equipments	843,754	97,759	(664)	(127,308)	813,541
Leasehold improvements	137,258	18,628	(318)	(10,982)	144,586
	1,191,489	133,270	(1,373)	(140,912)	1,182,474
Construction in progress	7,335	5,225 *(a)*			12,560
	1,197,624				1,205,456
Impairment in value of tangible assets	(118,375)				(112,454)
	1,079,249				1,093,002

Movement in tangible assets from 1 January to 31 December 2006 is as follows:

	1 January	*Additions*	*Adjustment for Currency Translation*	*Disposals*	*31 December*
Costs					
Land and buildings	1,166,780	18,096	8,275	(131,229)	1,061,922
Furniture, fixture and equipments	1,097,093	82,927	2,171	(76,815)	1,105,376
Leasehold improvements	146,735	73,079	1,602	(6,936)	214,480
	2,410,608	174,102	12,048	(214,980)	2,381,778
Less: Accumulated depreciation					
Buildings	195,105	22,025	418	(7,071)	210,477
Furniture, fixture and equipments	796,939	100,861	1,138	(55,184)	843,754
Leasehold improvements	94,559	45,638	517	(3,456)	137,258
	1,086,603	168,524	2,073	(65,711)	1,191,489
Construction in progress	22,001			(14,666) *(a)*	7,335
	1,346,006				1,197,624
Impairment in value of tangible assets	(126,593)				(118,375)
	1,219,413				1,079,249

(a) Additions to and transfers from "construction in progress" are given as net.

(Currency: Thousands of New Turkish Lira (YTL))

12 **Tangible assets** (continued)

A portion of the disposals during the nine-month period of 2007 amounting to YTL 14,099 thousands represented the tangible assets of the consolidated affiliate that is recorded under equity method of accounting in the accompanying consolidated financial statements as of 30 September 2007 following the sale of 80% ownership in this company by the Bank in June 2007 as discussed in more detail in Note 29.

A significant portion of the disposals during the year 2006 amounting to YTL 108,087 thousands mainly represented the tangible assets of a consolidated affiliate that was sold in December 2006.

Depreciation expense for the nine-month period ended and the three-month period ended 30 September 2007 amounts to YTL 133,270 thousands and YTL 46,471 thousands respectively (the nine-month period ended 30 September 2006: YTL 125,767 thousands and the three-month period ended 30 September 2006: YTL 42,947 thousands).

Assessment of the independent appraiser firms have been taken into consideration in the determination of the impairment losses provided for land and buildings. As of 30 September 2007, land and buildings at a total net book value before impairment of YTL 408,585 thousands (31 December 2006: YTL 427,838 thousands) have been impaired by YTL 112,454 thousands (31 December 2006: YTL 118,375 thousands).

13 Goodwill

As of 30 September 2007, goodwill arises from the direct acquisitions of 100.00% ownership in Garanti Yatırım Menkul Kıymetler AŞ, 98.94% ownership in Garanti Finansal Kiralama AŞ, 84.91% ownership in Garanti Emeklilik ve Hayat AŞ, 81.84% ownership in Garanti Faktoring Hizmetleri AŞ and 20.00% ownership in Eureko Sigorta AŞ consisting of the excesses of the total acquisition costs over net assets of these consolidated entities at the dates of their acquisition as follows:

	30 September 2007	*31 December 2006*
Garanti Yatırım Menkul Kıymetler AŞ	20,984	20,984
Garanti Finans Faktoring Hizmetleri AŞ	6,697	6,697
Garanti Finansal Kiralama AŞ	5,233	5,233
Eureko Sigorta AŞ	222	1,099
Garanti Emeklilik ve Hayat AŞ	34	38
	33,170	34,051
Impairment of goodwill	-	-
	33,170	34,051

Impairment losses are provided for decrease in the net asset value of the consolidated entities by assessing their internal and external resources.

(Currency: Thousands of New Turkish Lira (YTL))

14 Deposits from banks

Deposits from banks comprise the following:

	30 September 2007	*31 December 2006*
Payable on demand	380,764	310,970
Term deposits	774,582	1,250,815
	1,155,346	1,561,785
Accrued interest on deposits from banks	5,832	11,945
	1,161,178	1,573,730

Deposits from banks include both YTL accounts amounting YTL 452,330 thousands (31 December 2006: YTL 705,482 thousands) and foreign currency accounts amounting YTL 703,016 thousands (31 December 2006: YTL 856,303 thousands) in total. As at 30 September 2007, interest rates applicable to YTL bank deposits and foreign currency bank deposits vary within ranges of 16%-21% and 3%-11% (31 December 2006: 14%-23% and 2%-7%), respectively.

15 Deposits from customers

Deposits from customers comprise the following:

	30 September 2007			*31 December 2006*
	Demand	*Time*	*Total*	*Total*
Foreign currency	5,251,002	15,237,326	20,488,328	18,567,949
Saving	1,034,096	10,305,983	11,340,079	9,062,046
Commercial	1,555,576	3,472,543	5,028,119	4,034,746
Public and other	267,732	139,685	407,417	461,590
	8,108,406	29,155,537	37,263,943	32,126,331
Accrued interest expense on deposits from customers	20,598	197,438	218,036	168,226
	8,129,004	29,352,975	37,481,979	32,294,557

As at 30 September 2007, interest rates applicable to YTL deposits and foreign currency deposits vary within ranges of 13%-21% and 1%-12% (31 December 2006: 11%-22% and 1%-11%), respectively.

As at 30 September 2007, subordinated deposits obtained by the consolidated banking affiliate in Holland amounting EUR 48 millions (equivalent of YTL 82,369 thousands) are included in foreign currency time deposits (31 December 2006: equivalent of YTL 88,217 thousands).

16 Obligations under repurchase agreements

The Bank and its affiliates raise funds by selling financial instruments under agreements to repay the funds by repurchasing the instruments at future dates at the same price plus interest at a predetermined rate. Repurchase agreements are commonly used as a tool for short-term financing of interest-bearing assets, depending on the prevailing interest rates.

(Currency: Thousands of New Turkish Lira (YTL))

16 Obligations under repurchase agreements (continued)

Assets sold under repurchase agreements comprise the following:

	Carrying value	*Fair value of underlying assets*	*Carrying amount of corresponding liabilities*	*Range of repurchase dates*	*Repurchase price*
30 September 2007					
Financial assets at fair value through profit or loss	136,098	136,098	127,927	Oct'07-Dec'08	129,967
Security investments	7,277,830	7,247,563	6,315,041	Oct'07-Feb'11	6,354,153
	7,413,928	7,383,661	6,442,968		6,484,120
31 December 2006					
Financial assets at fair value through profit or loss	133,500	133,500	120,815	Jan'07-Dec'08	127,240
Security investments	6,066,007	6,065,690	5,174,727	Jan'07-Feb'11	5,232,163
	6,199,507	6,199,190	5,295,542		5,359,403

Accrued interest on obligations under repurchase agreements amounting to YTL 65,627 thousands (31 December 2006: YTL 75,536 thousands) is included in the carrying amount of corresponding liabilities.

In general the carrying values of such assets are more than the corresponding liabilities due to the margins set between parties, since such funding is raised against assets collateralized.

The proceeds from the sale of securities under repurchase agreements are treated as liabilities and recorded as obligations under repurchase agreements. As at 30 September 2007, the maturities of the obligations varied from one day to four years and interest rates varied between 4%-20% (31 December 2006: 3%-19%).

17 Loans and advances from banks

Loans and advances from banks comprise the following:

	30 September 2007	*31 December 2006*
Short-term borrowings		
Domestic banks	617,120	583,132
Foreign banks	1,602,554	2,402,850
	2,219,674	2,985,982
Long-term debts		
Short-term portion	1,883,709	838,385
Medium and long-term portion	6,775,113	5,720,056
	8,658,822	6,558,441
Accrued interest on loans and advances from banks	140,133	105,347
	11,018,629	9,649,770

As at 30 September 2007, loans and advances from banks included various promissory notes amounting to YTL 1,209,200 thousands in total with latest maturity of 2009 (31 December 2006: YTL 871,597 thousands with latest maturity of 2008), of which YTL 349,161 thousands (31 December 2006:YTL 265,190 thousands) are classified under long-term debts.

(Currency: Thousands of New Turkish Lira (YTL))

17 Loans and advances from banks (continued)

As at 30 September 2007, short-term borrowings included one-year syndicated facility to finance pre-export contracts of the Bank's corporate customers with a total amount of EUR 600 millions (equivalent of YTL 1,028,880 thousands) with a rate of Euribor+0.475% per annum as signed with 43 banks.

Long-term debts comprise the following:

	30 September 2007					*31 December 2006*
	Interest rate%	*Latest Maturity*	*Amount in original currency*	*Short term portion*	*Medium and long term portion*	*Medium and long term debts*
Sydicated club-term loan facility	6.2	2008	US$ 700 mio	-	841,096	976,500
DPR Securitisation-IV	5.8-6.4	2013	US$ 600 mio	-	720,907	834,622
Deutsche Bank AG	11.3-12.9	2017	YTL 701 mio	-	701,210	-
DPR Securitisation-V	5.5-6.3	2013	US$ 525 mio	18,776	612,444	730,784
Subordinated debt	6.95	2017	US$ 500 mio	-	600,394	-
DPR Securitisation-VI	4.1	2011	EUR 300 mio	-	513,734	550,463
DPR Securitisation-VII	6.3	2016	US$ 400 mio	-	481,529	557,487
DPR Securitisation-VIII	5.6	2017	US$ 350 mio	-	421,217	-
DPR Securitisation-III	5.6	2013	US$ 300 mio	17,821	342,655	417,336
DPR Securitisation-VI	6.2	2013	US$ 300 mio	81,206	279,567	417,674
DPR Securitisation-VI	5.5	2016	US$ 225 mio	-	270,490	313,182
DPR Securitisation-VII	6.2	2014	US$ 100 mio	-	120,372	139,358
DPR Securitisation-VIII	5.6	2017	US$ 100 mio	-	120,348	-
DPR Securitisation-VIII	5.6	2017	US$ 100 mio	-	120,348	-
DPR Securitisation-VIII	6.2	2015	US$ 50 mio	-	60,186	-
Syndication debt	5.8	2008	US$ 250 mio	302,346	-	116,281
Others				1,463,560	568,616	666,369
				1,883,709	6,775,113	5,720,056

On 28 June 2007, the Bank obtained a securitization (the "DPR Securitization-VIII") transaction by issuance of certificates; three tranches of US$ 550 millions with 10 years maturity wrapped by Ambac Assurance Corp., Financial Guaranty Insurance Corp. and XL Capital Assurance and a tranche of US$ 50 millions with 8 years maturity and no financial guarantee.

On 5 February 2007, the Bank obtained a 10-year subordinated fixed-rate notes of US$ 500 millions due February 2017 with a repayment option for the Bank at the end of the fifth year. The fixed rate notes with Political Risk Insurance provided by Steadfast (a subsidiary of Zurich American Insurance Company) received a rating of Baa1 by Moody's Investors Service and priced at par to yield 6.95% to investors (207.7 bps over comparable US Treasuries).

On 24 January 2007, the Bank borrowed YTL 435 millions from Deutsche Bank AG, London with a maturity of 10 years at 12.93% annual fixed interest rate through a secured financing transaction. Accordingly, the Bank pledged US$ 300 millions of cash collateral to Deutsche Bank AG, London. Subsequently, the Bank has entered into two more secured financing transactions with the same counterparty under the same collateral conditions and borrowed in total YTL 266 millions in two seperate transactions on 28 June and 3 July 2007 with maturity of 10 years for each and pledged US$ 100 millions of cash collateral for each. The funding costs are 11.30% and 11.35%, respectively. The cash collaterals earn annually US$ libor floating interest rate.

17 Loans and advances from banks (continued)

In December 2006, the Bank completed a securitization (the "DPR Securitization-VII") transaction by issuance of certificates: US$ 400 millions tranche with a maturity of 10 years and US$ 100 millions tranche with a maturity of 8 years. Both of the series were issued on an unwrapped basis.

In November 2006, the Bank signed a two year syndicated club term-loan facility amounting to US$ 700 millions as signed with 34 banks including 22 mandated lead arrangers.

In May 2006, the Bank completed a securitization (the "DPR Securitization-VI") transaction by issuance of certificates: Euro 300 millions with a guarentee issued by MBIA Insurance Corp. with maturity of 5 years, US$ 300 millions with no financial guarantee and a maturity of 7 years and US$ 225 millions with a guarantee issued by Ambac Assurance Corp. with maturity of 10 years.

One of the banking affiliates of the Bank obtained a two-year syndication loan amounting US$ 250 millions in March 2006 as signed with 25 banks.

In November 2005, the Bank completed a securitization (the "DPR Securitization-V") transaction by issuance of certificate: US$ 150 millions with a guarantee issued by CIFG Inc. with a maturity of 7 years, US$ 250 millions with a guarantee issued by XL Capital Assurance with a maturity of 8 years and US$ 125 millions with no financial guarantee and a maturity of 8 years.

In September 2005, the Bank completed a securitization (the "DPR Securitisation-IV") transaction by issuance of certificate: US$ 150 millions with a guarantee issued by Financial Guaranty Insurance Corp. with a final maturity of 7 years, US$ 150 millions with a guarantee issued by Financial Security Assurance with a final maturity of 8 years, US$ 165 millions with a financial guarantee issued by Assured Guaranty Corp. with a final maturity of 8 years, US$ 110 millions with a financial guarantee issued by Radian Asset Assurance Inc. with a final maturity of 7 years, US$ 25 millions with no financial guarantee and a final maturity of 7 years.

In May 2005, the Bank completed a securitization (the "DPR Securitisation-III") transaction by issuance of certificate: US$ 300 millions with a guarantee issued by MBIA Insurance Corp., a final maturity of 8 years.

The DPR securitization is a way of securitizing the Bank's payment orders created via SWIFT MT 103 or similar payment orders in terms of US Dollar, Euro and GBP accepted as derived primarily from the Bank's trade finance and other corporate businesses and paid through foreign depository banks.

18 Bonds payable

Bonds payable comprise of the following:

	30 September 2007				*31 December 2006*
	Amount in original currency in millions	*Maturity*	*Interest rates %*	*Carrying value*	*Carrying value*
Subordinated debt	EUR 30	2016	Euribor+1.57	51,444	55,131
Accrued interest on bonds payable				27	24
				51,471	55,155

On 29 September 2006, one of the Bank's affiliates issued its first FRN for EUR 30 millions, Euro-denominated lower tier-2 capital, priced at 99.30, arranged by Deutsche Bank and traded on the alternative market in Frankfurt.

(Currency: Thousands of New Turkish Lira (YTL))

19 Taxation

In Turkey, corporate income tax is levied at the rate of 20% on the statutory corporate income tax base, which is determined by modifying accounting income for certain exclusions and allowances for tax purposes for the years 2007 and 2006. This rate was 30% for the year 2005. In accordance with Article No. 32 of the new Corporate Tax Law No. 5520 published in the Official Gazette No. 26205 dated 21 June 2006, corporate tax rate is reduced from 30% to 20%. Accordingly, effective from 1 January 2006, statutory income is subject to corporate tax at 20%.

Dividends paid to the resident institutions and the institutions working through local offices or representatives are not subject to withholding tax. As per the decision no.2006/10731 of the Council of Ministers published in the Official Gazette no.26237 dated 23 July 2006, certain duty rates included in the articles no.15 and 30 of the new Corporate Tax Law no.5520 are revised. Accordingly, the withholding tax rate on the dividend payments other than the ones paid to the nonresident institutions generating income in Turkey through their operations or permanent representatives and the resident institutions, increased to 15% from 10%. In applying the withholding tax rates on dividend payments to the nonresident institutions and the individuals, the withholding tax rates covered in the related Double Tax Treaty Agreements are taken into account. Appropriation of the retained earings to capital is not considered as profit distribution and therefore is not subject to withholding tax.

Under the Turkish taxation system, tax losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from prior years. There is no procedure for a final and definite agreement on tax assessments. Companies file their tax returns within four months following the end of the accounting year to which they relate. Tax returns and accounting records are open for five years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to audit the tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

In Holland, corporate income tax is levied at the rate of 25.5% (31 December 2006: 29.6%) on the worldwide income of resident companies, which is determined by modifying accounting income for certain exclusions and allowances for tax purposes for the year 2006. A unilateral decree for the avoidance of double taxation provides relief for resident companies from Dutch tax on income, such as foreign business profits derived through a permanent establishment abroad, if no tax treaty applies. There is an additional dividend tax of 5% computed only on the amounts of dividend distribution at the time of such payments. Under the Dutch taxation system, tax losses can be carried forward to offset against future taxable income for an unlimited number of years. Tax losses can be carried back to three prior years. Companies must file their tax returns within nine months following the end of the tax year to which they relate, unless the company applies for an extension (normally an additional nine months). Tax returns are open for five years from the date of final assesment of the tax return during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings. The corporate income tax has been calculated using the nominal tax rate of 25.5% over the Dutch taxable income, 40% over the local taxable income of Germany branch and 16% over the local taxable income of Romania branch.

(Currency: Thousands of New Turkish Lira (YTL))

19 Taxation (continued)

The applicable tax rate for current and deferred tax for the Bank's consolidated affiliate in Russia is 24%. The taxation system in the Russian Federation is relatively new and is characterised by frequent changes in legislation, official pronouncements and court decisions, which are often unclear, contradictory and subject to varying interpretation by different tax authorities. Taxes are subject to review and investigation by a number of authorities, which have the authority to impose severe fines, penalties and interest charges. A tax year remains open for review by the tax authorities during the three subsequent calendar years; however, under certain circumstances a tax year may remain open for a longer period.

In Turkey, the tax legislation does not permit a parent company and its affiliates to file a consolidated tax return. Therefore, the taxation charge, as reflected in the accompanying consolidated financial statements, represents the total amount of the taxation charge of each affiliate.

The total provision for taxes on income is different than the amount computed by applying the Turkish statutory tax rate to income before provision for taxes as shown in the following reconciliation:

	30 September 2007	*%*	*30 September 2006*	*%*
Taxes on income per statutory tax rate	487,512	20.00	215,732	20.00
Income items exempt from tax	(125,860)	(5.17)	(4,550)	(0.42)
Disallowable expenses	8,708	0.36	29,795	2.76
Reversal of valuation allowance	-	-	(79,558)	(7.37)
Effect of change in legal tax rate	-	-	44,755	4.15
Others	5,781	0.24	4,565	0.42
	376,141	15.43	210,739	19.54
Taxation charge				

The taxation charge is comprised of the following:

	For the nine-month period ended 30 September 2007	*30 September 2006*
Current taxes	404,191	180,427
Deferred taxes	(28,050)	30,312
Taxation charge	376,141	210,739

The current taxes payable on income are comprised of the following:

	30 September 2007	*31 December 2006*
Provision for current taxes payable on income	376,141	283,945
Less: Prepaid corporate taxes	(262,734)	(161,772)
Add/(less): Deferred taxes	28,050	5,849
Current tax liability	141,457	128,022

In accordance with the related regulation for prepaid taxes on income, such advance payments during the year are being deducted from the final tax liability for the year. Accordingly, the taxation charge on income is not equal to the final tax liability appearing on the balance sheet.

(Currency: Thousands of New Turkish Lira (YTL))

19 Taxation (continued)

Income tax liability recognised directly in equity is as follows:

	30 September 2007	*31 December 2006*
Revaluation of available-for-sale assets	8,079	10,494
Hedging reserve	264	787
	8,343	11,281

Deferred tax asset and liabilities are attributable to the items detailed in the table below:

	30 September 2007	*31 December 2006*
Deferred tax asset		
Impairment losses on loans	42,587	27,472
Impairment of investments in associated companies and tangible assets	27,849	28,344
Short-term employee benefits	25,203	19,080
Valuation difference on financial assets and liabilities	10,118	(9,447)
Reserve for employee severance indemnity	9,117	7,213
Accruals on credit card rewards	9,033	9,210
Discount on miscellaneous receivables	1,383	3,363
Pro-rata basis depreciation expenses	(10,992)	(10,922)
Others, net	(9,997)	(4,218)
Total deferred tax asset	104,301	70,095
Deferred tax liability		
Total deferred tax liability	2,394	1,108

As of 30 September 2007, there are not any deferred tax assets and liabilities that have not been recognized in the accompanying consolidated financial statements.

Movements in deferred tax assets and liabilities are detailed in the table below:

	Opening Balance	*Recognized in income statement*	*Recognized in equity*	*Closing balance*
30 September 2007				
Impairment losses on loans	27,472	15,115	-	42,587
Impairment of investments in associated companies and tangible assets	28,344	(495)	-	27,849
Short-term employee benefits	19,080	6,123	-	25,203
Valuation difference on financial assets and liabilities	(9,447)	14,695	4,870	10,118
Reserve for employee severance indemnity	7,213	1,904	-	9,117
Accruals on credit card rewards	9,210	(177)	-	9,033
Discount on miscellaneous receivables	3,363	(1,980)	-	1,383
Pro-rata basis depreciation expenses	(10,922)	(70)	-	(10,992)
Others	(5,326)	(7,065)	-	(12,391)
Net deferred tax asset	68,987	28,050	4,870	101,907

(Currency: Thousands of New Turkish Lira (YTL))

19 Taxation (continued)

	Opening Balance	*Recognized in income statement*	*Recognized in equity*	*Closing balance*
31 December 2006				
Impairment losses on loans	27,040	432	-	27,472
Impairment of investments in associated companies and tangible assets	33,361	(5,017)	-	28,344
Short-term employee benefits	10,361	8,719	-	19,080
Accruals on credit card rewards	11,086	(1,876)	-	9,210
Reserve for employee severance indemnity	8,545	(1,332)	-	7,213
Discount on miscellaneous receivables	6,458	(3,095)	-	3,363
Pro-rata basis depreciation expenses	(12,697)	1,775	-	(10,922)
Valuation difference on financial assets and liabilities	(1,632)	10,197	(18,012)	(9,447)
Others	(1,372)	(3,954)	-	(5,326)
Net deferred tax asset	81,150	5,849	(18,012)	68,987

Tax-related contingent asset

The monetary losses amounting YTL 712,872 thousands incurred by the Bank in the 2001 financial year as a result of the inflation accounting applied in compliance with the Temporary article no.4 added to the Banks Law no.4389 through the Law no.4743, were net off with extraordinary reserves, legal reserves and capital reserves from inflation adjustments to equity items. As per the Temporary article no. 4/13 of the same Law and the statements of the reiterated article 14/1a of the Corporate Tax Law no.5422, these losses have not been taking into account in the tax returns of the year 2001 and subsequent years, whereas such losses should have been deducted from the taxable income. Accordingly, the tax returns were submitted with a condition stating that such losses should have been deducted and the Bank may appeal to the tax court for the tax return. Following the rejection of this condition by the tax office, the Bank appealed to the tax court for the corporate tax return of the year 2004 and the temporary tax periods of the year 2005 and the tax court decided in favour of the Bank. However, as of the reporting date, the judgement process continues.

(Currency: Thousands of New Turkish Lira (YTL))

20 Other liabilities and accrued expenses

The principal components of other liabilities and accrued expenses are as follows:

	30 September 2007	*31 December 2006*
Blocked accounts against expenditures of card holders	1,523,085	1,209,748
Payables to insurance and reinsurance companies relating to insurance business	513,054	344,532
Accrued exchange losses on derivatives	473,445	259,545
Expense accruals	196,118	161,891
Transfer orders	156,995	371,160
Withholding taxes	105,923	76,069
Insurance business related provisions	103,061	206,744
Payables to suppliers relating to financial lease activities	91,085	53,502
Miscellaneous payables	59,757	47,599
Reserve for employee severance indemnity	44,939	38,280
Blocked accounts	44,294	64,400
Unearned income	37,817	10,017
General provision for non-cash loans	31,173	21,038
Others	86,518	111,417
	3,467,264	2,975,942

The factoring payables amounting YTL 178,561 thousands are netted with the same amount of factoring receivables as of 31 December 2006.

Insurance business related provisions are detailed in the table below:

	30 September 2007	*31 December 2006*		
	Garanti Emeklilik AŞ	*Garanti Sigorta AŞ*	*Garanti Emeklilik AŞ*	*Total*
Reserve for unearned premiums, net	26,656	83,254	17,837	101,091
Gross	*28,500*	*180,045*	*19,205*	*199,250*
Reinsurers' share	*(1,844)*	*(94,291)*	*(1,368)*	*(95,659)*
Deferred commission – net		*(2,500)*	-	*(2,500)*
Provision for claims, net	3,981	33,364	2,967	36,331
Gross	*4,098*	*84,260*	*4,225*	*88,485*
Reinsurers' share	*(117)*	*(50,896)*	*(1,258)*	*(52,154)*
Life mathematical reserves	72,424	-	69,322	69,322
	103,061	116,618	90,126	206,744

Movement in the reserve for employee severance indemnity is as follows:

	30 September 2007	*31 December 2006*
Balance, beginning of the period	38,280	32,860
Effects of change in actuarial assumptions	-	(3,605)
Disposal due to sale of consolidated affiliates	(592)	(111)
Payments during the period	(5,542)	(7,173)
Provision for the period	12,793	16,309
Balance, end of the period	44,939	38,280

(Currency: Thousands of New Turkish Lira (YTL))

20 Other liabilities and accrued expenses (continued)

Movement in the general provision for non-cash loans are as follows:

	30 September 2007	*31 December 2006*
Balance, beginning of the period	21,038	16,587
Provision for the period	10,135	4,451
Balance, end of the period	31,173	21,038

21 Shareholders' equity

The authorized nominal share captial of the Bank amounted to YTL 2,100,000 thousands as of 30 September 2007.

According to the Articles of Association of the Bank, there are 370 founder shares. It is required in the Articles of Association to distribute 10% of the distributable profit to the holders of these founder shares after allocating 5% to legal reserves, distributing dividend at an amount equal to 5% of the capital and allocating 5% of the remaining to extraordinary reserves.

Doğuş Holding AŞ, signed an Agreement with GE on 24 August 2005 for the sale of 53.550.000.000 shares representing 25.5% of the Bank's issued share capital. Subsequent to receiving the necessary permission from BRSA, the transfer of the Bank's shares with nominal value of YTL 535,500 thousands representing 25.5% of the Bank's issued share capital and 182 of the founder shares from Doğuş Holding AŞ to GE Araştırma ve Müşavirlik Limited Şti., an investee company of GE Capital Corporation incorporated in Turkey, has been completed on 22 December 2005. Accordingly, on 22 December 2005 GE Araştırma ve Müşavirlik Limited Şti. made a total cash payment of US$ 1,805,500 thousands to Doğuş Holding AŞ to purchase the shares of the Bank (having a nominal value of YTL 535,500 thousands) for US$ 1,555,500 thousands and to purchase the Bank's 182 of the founder shares for US$ 250,000 thousands. Subsequent to this sale in December 2005, a call was made to the Bank's minority shareholders by GE according to the paragraph 17 of the Article IV no.8 "Principles on Voting by Proxy at General Assembly and Gathering Proxy or Common Stock through Calls for Quoted Companies" of the Turkish Capital Market Board, starting from 27 March 2006 to purchase the shares with a total face value of YTL 1,564,500 at a price of YTL 3.90 per share from the minority shareholders. The call period ended on 10 April 2006 and the minority shareholders responded to this call by selling 6,249.49 shares with a face value of YTL 1 each. Accordingly, the shares owned by GE Araştırma ve Müşavirlik Limited Şti. increased to YTL 535,506 thousands.

As per the resolution of the Board of Directors on 17 April 2007, the Bank started paying dividends amounting YTL 105,000 thousands to the ordinary share holders, YTL 76,213 thousands to the owners of the founder shares and YTL 38,106 thousands to the top management and employees as of 24 April 2007.

The reserves include legal reserves amounting to YTL 172,776 thousands in total which are generated by annual appropriations amounting to 5% of the statutory income of the Bank and its affiliates until such reserves reach 20% of paid-in share capital (first legal reserves). Without limit, a further 10% of dividend distributions in excess of 5% of paid-in share capital appropriated to generate the legal reserves (second legal reserves). The legal reserves are restricted and are not available for distribution as dividends unless they exceed 50% of the share capital.

(Currency: Thousands of New Turkish Lira (YTL))

21 Shareholders' equity (continued)

As at 30 September 2007 net minority interest amounts to YTL 21,838 thousands (31 December 2006: YTL 7,845 thousands). Minority interest is detailed as follows:

	30 September 2007	*31 December 2006*
Capital and other reserves	13,808	5,642
Retained earnings	1,625	959
Current period net income	6,405	1,244
	21,838	7,845

Revaluation of available-for-sale assets is detailed as follows:

	30 September 2007	*31 December 2006*
Balance at the beginning of the period	122,562	162,522
Net gains/(losses) from changes in fair value	37,502	(13,907)
Related deferred and current income taxes	(7,262)	16,457
Net gains transferred to the income statement on disposal	(7,587)	(59,074)
Related deferred and current income taxes	1,517	16,564
Balance at the end of the period	146,732	122,562

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations as well as from the translation of liabilities amounting YTL 2,571 thousands that hedges the Bank's net investment in foreign operations. The financial liabilities designated as hedging instrument amount to EUR 136,883,575 and US$ 28,274,282. The hedging relation is effective in achieving offsetting the changes in foreign currencies attributable to hedged item due to changes in foreign currency rates.

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred (see Note 24 for the details).

22 Fair value information

Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation and best evidenced by a quoted market price.

(Currency: Thousands of New Turkish Lira (YTL))

22 Fair value information (continued)

The estimated fair values of financial instruments have been determined using available market information by the Bank, and where it exists, appropriate valuation methodologies. However, judgment is necessary required to interpret market data to determine the estimated fair value. Turkey has shown signs of an emerging market and has experienced a significant decline in the volume of activity in its financial market. While management has used available market information in estimating the fair values of financial instruments, the market information may not be fully reflective of the value that could be realized in the current circumstances.

Management has estimated that the fair value of certain financial assets and liabilities are not materially different than their recorded values except for those of loans and advances to customers and security investments. These financial assets and liabilities include loans and advances to banks, obligations under repurchase agreements, loans and advances from banks, and other short-term assets and liabilities that are of a contractual nature. Management believes that the carrying amount of these particular financial assets and liabilities approximates their fair value, partially due to the fact that it is practice to renegotiate interest rates to reflect current market conditions.

Fair value of loans and advances to customers is YTL 38,064,059 thousands (31 December 2006: YTL 30,458,277 thousands), whereas the carrying amount is YTL 37,854,804 thousands (31 December 2006: YTL 30,625,191 thousands) in the accompanying consolidated balance sheet as at 30 September 2007.

Fair value of security investments is YTL 16,059,874 thousands (31 December 2006: YTL 14,904,559 thousands), whereas the carrying amount is YTL 16,097,584 thousands (31 December 2006: YTL 14,967,591 thousands) in the accompanying consolidated balance sheet as at 30 September 2007.

23 Commitments and contingencies

In the ordinary course of business, the Bank and its affiliates undertake various commitments and incur certain contingent liabilities that are not presented in the accompanying consolidated financial statements, including letters of guarantee, acceptance credits and letters of credit. Commitments and contingent liabilities comprise the following:

	30 September 2007	*31 December 2006*
Letters of guarantee	9,308,670	7,358,910
Letters of credit	2,709,970	2,485,822
Acceptance credits	127,828	143,541
Other guarantees and endorsements	-	59,103
	12,146,468	10,047,376

As at 30 September 2007, commitment for uncalled capital of affiliated companies amounts approximately to YTL 250 thousands (31 December 2006: YTL 250 thousands).

As at 30 September 2007, commitments for unused credit limits for credit cards, overdrafts, cheques and loans to customers, and commitments for "credit linked notes" amount approximately to YTL 14,032,953 thousands (31 December 2006: YTL 11,124,896 thousands) in total.

(Currency: Thousands of New Turkish Lira (YTL))

23 Commitments and contingencies (continued)

As at 30 September 2007, commitment for purchase and sale of foreign currencies under spot, forwards, swaps, future rate agreements, options and forward agreements for gold trading amounts to YTL 13,217,311 thousands (31 December 2006: YTL 8,451,719 thousands), approximately 97% of which are due within a year.

The breakdown of outstanding commitments arising from derivatives is presented as follows:

	30 September 2007		*31 December 2006*	
	Purchases	*Sales*	*Purchases*	*Sales*
Forward agreements for customer dealing activities	125,945	242,493	240,022	139,652
Currency swap agreements for customer dealing activities	202,665	150,098	184,544	63,134
Options for customer dealing activities	199,841	239,724	35,657	45,521
Forward agreements for hedging purposes	176,833	257,355	93,122	244,066
Currency swap agreements for hedging purposes	3,859,666	1,687,932	2,361,287	3,780,631
Interest rate and credit default swap agreements	79,337	2,384	5,516	12,747
Interest rate, foreign currency and securities options	2,474,929	1,937,767	581,173	308,020
Forward rate agreements, foreign currency and interest rate futures	145,309	347,638	99,530	66,583
Forward agreements for gold trading	38,476	214,472	16,799	15,299
Spot foreign currency transactions	447,836	386,611	60,201	98,215
	7,750,837	5,466,474	3,677,851	4,773,868

The following tables summarize the contractual amounts of the forward, swap, futures and options contracts, with details of remaining periods to maturity. Foreign currency amounts are translated at rates ruling at the balance sheet date. Monetary items denominated in foreign currencies are economically hedged using foreign currency derivative contracts. All gains and losses on foreign currency contracts are recognized in the income statement, except for contracts of cash flow hedges as stated above. At 30 September 2007, approximately 104% of the net consolidated balance sheet foreign currency open position was hedged through the use of foreign currency contracts (31 December 2006: 106%).

(Currency: Thousands of New Turkish Lira (YTL))

23 Commitments and contingencies (continued)

	Notional amount with remaining life of					
At 30 September 2007	*Up to 1 month*	*1 to 3 months*	*3 to 6 months*	*6 to 12 months*	*over 1 year*	*Total*
Interest Rate Derivatives						
Forward rate agreements	2,310	-	-	36,282	-	38,592
Purchases	*2,310*	-	-	*18,141*	-	*20,451*
Sales	-	-	-	*18,141*	-	*18,141*
Interest rate swaps	15,232	4,647	21,427	2,648	37,767	81,721
Purchases	*15,159*	*2,336*	*21,427*	*2,648*	*37,767*	*79,337*
Sales	*73*	*2,311*	-	-	-	*2,384*
Interest rate futures	-	113,108	2,915	-	-	116,023
Purchases	-	*91,455*	*2,111*	-	-	*93,566*
Sales	-	*21,653*	*804*	-	-	*22,457*
Currency Derivatives						
Spot exchange contracts	834,447	-	-	-	-	834,447
Purchases	*447,836*	-	-	-	-	*447,836*
Sales	*386,611*	-	-	-	-	*386,611*
Forward exchange contracts	476,369	225,719	79,498	17,065	3,975	802,626
Purchases	*155,656*	*107,719*	*28,447*	*7,341*	*3,615*	*302,778*
Sales	*320,713*	*118,000*	*51,051*	*9,724*	*360*	*499,848*
Currency/cross currency swaps	3,224,483	131,765	880,063	1,336,249	327,801	5,900,361
Purchases	*1,574,375*	*97,949*	*861,575*	*1,245,257*	*283,175*	*4,062,331*
Sales	*1,650,108*	*33,816*	*18,488*	*90,992*	*44,626*	*1,838,030*
Options	1,345,860	2,036,984	415,887	1,041,480	12,050	4,852,261
Purchases	*854,410*	*1,036,626*	*229,466*	*542,218*	*12,050*	*2,674,770*
Sales	*491,450*	*1,000,358*	*186,421*	*499,262*	-	*2,177,491*
Foreign currency futures	-	331,209	7,123	-	-	338,332
Purchases	-	*31,167*	*125*	-	-	*31,292*
Sale	-	*300,042*	*6,998*	-	-	*307,040*
Other foreign exchange contracts	252,948	-	-	-	-	252,948
Purchases	*38,476*	-	-	-	-	*38,476*
Sale	*214,472*	-	-	-	-	*214,472*
Subtotal Purchases	3,088,222	1,367,252	1,143,151	1,815,605	336,607	7,750,837
Subtotal Sales	3,063,427	1,476,180	263,762	618,119	44,986	5,466,474
Total of Transactions	6,151,649	2,843,432	1,406,913	2,433,724	381,593	13,217,311

(Currency: Thousands of New Turkish Lira (YTL))

23 Commitments and contingencies (continued)

	Notional amount with remaining life of					
At 31 December 2006	***Up to 1 month***	***1 to 3 months***	***3 to 6 months***	***6 to 12 months***	***over 1 year***	***Total***
Interest Rate Derivatives						
Forward rate agreements	-	-	-	69,768	-	69,768
Purchases	-	-	-	*69,768*	-	*69,768*
Sales	-	-	-	-	-	-
Interest rate swaps	12,662	172	-	508	4,921	18,263
Purchases	-	*87*	-	*508*	*4,921*	*5,516*
Sales	*12,662*	*85*	-	-	-	*12,747*
Interest rate futures	-	9,300	1,815	-	-	11,115
Purchases	-	*3,747*	*1,481*	-	-	*5,228*
Sales	-	*5,553*	*334*	-	-	*5,887*
Currency Derivatives						
Spot exchange contracts	158,416	-	-	-	-	158,416
Purchases	*60,201*	-	-	-	-	*60,201*
Sales	*98,215*	-	-	-	-	*98,215*
Forward exchange contracts	561,981	110,468	28,770	10,428	5,215	716,862
Purchases	*245,238*	*59,529*	*16,744*	*6,616*	*5,017*	*333,144*
Sales	*316,743*	*50,939*	*12,026*	*3,812*	*198*	*383,718*
Currency/cross currency swaps	2,786,751	1,853,498	617,282	901,914	230,151	6,389,596
Purchases	*1,434,555*	*439,531*	*511,793*	*101,620*	*58,332*	*2,545,831*
Sales	*1,352,196*	*1,413,967*	*105,489*	*800,294*	*171,819*	*3,843,765*
Options	657,333	201,867	68,593	42,578	-	970,371
Purchases	*391,323*	*163,627*	*45,578*	*16,302*	-	*616,830*
Sales	*266,010*	*38,240*	*23,015*	*26,276*	-	*353,541*
Foreign currency futures	-	77,576	7,654	-	-	85,230
Purchases	-	*22,087*	*2,447*	-	-	*24,534*
Sale	-	*55,489*	*5,207*	-	-	*60,696*
Other foreign exchange contracts	32,098	-	-	-	-	32,098
Purchases	*16,799*	-	-	-	-	*16,799*
Sale	*15,299*	-	-	-	-	*15,299*
Subtotal Purchases	2,148,116	688,608	578,043	194,814	68,270	3,677,851
Subtotal Sales	2,061,125	1,564,273	146,071	830,382	172,017	4,773,868
Total of Transactions	4,209,241	2,252,881	724,114	1,025,196	240,287	8,451,719

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures

This section provides details of the Bank and its affilates' exposure to risk and describes the methods used by management to control risk. The most important types of financial risk to which the Bank and its affilates are exposed, are credit risk, liquidity risk, market risk and operational risk. Market risk includes currency risk, interest rate risk and option risk.

The nature of the risks and the approach to managing risk differs fundamentally between the trading and non-trading portfolios; section 24.2 contains risk management information related to the trading portfolio and section 24.3 deals with the non-trading portfolio.

Risk management framework

Developing risk management policies and strategies, and controlling these functions are among the responsibilities of the Board of Directors. Consequently, the Risk Management Department, which carries out the risk management activities and works independently from executive activities, report directly to the Board of Directors.

The Board of Directors monitors the effectiveness of the risk management system through the audit committee, other related committees and senior management.

The Bank's risk management policy is established on its maintainable long term, value adding growth strategy. This policy is measuring risks with the methods in compliance with its activities and international standards, and optimal allocation of economic capital to business lines considering the risk-return balance.

The Risk Management System consists of all the mechanisms related to establishment of standards, information flow, determination of the compliance with standards, decision making and applications processes; which were put into practice by the Board of Directors in order to monitor, control and change when deemed necessary the risk-return structure and the future cash flows of the Bank and the quality and the level of related activities.

The risks are measured with the internationally accepted methodologies in compliance with local and international regulations, the Bank's structure, policy and procedures. They are effectively managed and assessed in a continuously growing manner. At the same time, studies for compliance with the international banking applications, such as Basel II, are carried out.

In order to ensure the compliance with the rules altered pursuant to the Articles 23, 29 and 31 of the Banking Law No. 5411 and the Articles 36 and 43 of Regulation on Internal Systems within the Banks, dated 1 November 2006, the Bank revised the current written policies and implementation procedures regarding management of each risk encountered in its activities in February 2007.

The Bank has purchased an integrated software system to place better risk management and Basel II applications in order to support and improve risk management activities. The Bank aims to establish the Basel II applications in line with BRSA's roadmap.

24 Financial risk management disclosures (continued)

Audit Committee

The Audit Committee consists of two members of the Board of Directors who do not have any executive functions. The Audit Committee, established to assist the Board of Directors in its auditing and supervising activities, is responsible for:

- The supervision of the efficiency and effectiveness of the internal control, risk management and internal audit systems of the Bank, functioning of these systems as well as accounting and reporting systems within the framework of related procedures, and the integrity of information generated;
- The preliminary assessment on the selection process of independent audit firms and the systematic monitoring of the activities of these companies;
- The maintenance and coordination of the internal audit functions of corporations subject to consolidated internal audits.

Other Committees

Market, credit and operational sub-risk committees have been established in order to support the implementation of risk management and internal audit systems within the Bank by sharing information with the involved units.

24.1 Derivative financial instruments

The Bank and its affiliates enter into a variety of derivative financial instruments for hedging and risk management purposes. This note describes the derivatives used. Further details of the objectives and strategies in the use of derivatives are set out in the sections of this note on non-trading activities. Details of the nature and terms of derivative instruments outstanding at the balance sheet dates are set out in Note 23. Derivative financial instruments used include swaps, futures, forwards, options and other similar types of contracts whose value changes in response to changes in interest rates, foreign exchange rates and gold prices. Derivatives are individually negotiated over-the-counter contracts. A description of the main types of derivative instruments used is set out below:

Swaps

Swaps are over-the-counter agreements to exchange future cash flows based upon agreed notional amounts. Most commonly used swaps are currency swaps. The Bank and its affiliates are subject to credit risk arising from the respective counterparties' failure to perform. Market risk arises from the possibility of unfavorable movements in market rates relative to the contractual rates of the contract.

24 Financial risk management disclosures (continued)

Futures and forwards

Futures and forward contracts are commitments to either purchase or sell a designated financial instrument, currency, commodity or an index at a specified future date for a specified price and may be settled in cash or another financial asset. Futures are standardized exchange-traded contracts whereas forwards are individually traded over-the-counter contracts. Initial margin requirements for futures are met in cash or other instruments, and changes in the future contract values are settled daily. Therefore credit risk is limited to the net positive change in the market value for a single day. Futures contracts have little credit risk because the counterparties are futures exchanges. Forward contracts result in credit exposure to the counterparty. Futures and forward contracts both result in exposure to market risk based on changes in market prices relative to contracted amounts.

Options

Options are derivative financial instruments that give the buyer, in exchange for a premium payment, the right, but not the obligation, to either purchase from (call option) or sell (put option) to the writer a specified underlying at a specified price on or before a specified date. The Bank enters into foreign exchange options. Foreign currency options provide protection against rising or falling currency rates. The Bank as a buyer of over-the-counter options is subject to market risk and credit risk since the counterparty is obliged to make payments under the terms of the contract if the Bank exercises the option. As the writer of over-the-counter options, the Bank is subject to market risk only since it is obliged to make payments if the option is exercised.

24.2 Trading activities

The Bank and its affiliates maintain active trading positions in non-derivative financial instruments. Most of the trading activities are customer driven. In anticipation of customer demand, an inventory of capital market instruments is carried and access to market liquidity is maintained by quoting bid and offer prices to and trading with other market makers. Positions are also taken in the interest rate, foreign exchange, debt and equity markets based on expectations of future market conditions. These activities constitute the proprietary trading business and enable the Bank and its affiliates to provide customers with capital market products at competitive prices. As trading strategies depend on both market-making and proprietary positions, given the relationships between instruments and markets, those are managed in concert to maximize net trading income. Trading activities are managed by type of risk involved and on the basis of the categories of trading instruments held.

Counterparty credit risk

The Bank and its affiliates' counterparty credit exposure at the balance sheet date from financial instruments held or issued for trading purposes is represented by the fair value of instruments with a positive fair value at that date, as recorded on the balance sheet. Notional amounts disclosed in the notes to the financial statements do not represent the amounts to be exchanged by the parties to derivatives and do not measure the exposure to credit or market risks. The amounts to be exchanged are based on the terms of the derivatives.

24 Financial risk management disclosures (continued)

The risk that counterparties to trading instruments might default on their obligations is monitored on an ongoing basis. In monitoring credit risk exposure, consideration is given to trading instruments with a positive fair value and to the volatility of the fair value of trading instruments. To manage the level of credit risk, the Bank and its affiliates deal with counterparties of good credit standing, enter into master netting agreements whenever possible, and when appropriate, obtain collateral. Master netting agreements provide for the net settlement of contracts with the same counterparty in the event of default.

Market risk

All trading instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable or more onerous. The instruments are recognized at fair value, and all changes in market conditions directly affect net trading income.

The Bank and its affiliates manage its use of trading instruments in response to changing market conditions. Exposure to market risk is formally managed in accordance with risk limits set by senior management by buying or selling instruments or entering into offsetting positions.

24.3 Non-trading activities

Below is a discussion of the various risks the Bank and its affiliates are exposed to as a result of its non-trading activities and the approach taken to manage those risks.

Liquidity risk

Liquidity risk arises in the general funding of the Bank and its affiliates' activities and in the management of positions. It includes both the risk of being unable to fund assets at appropriate maturities and rates and the risk of being unable to liquidate an asset at a reasonable price and in an appropriate time frame.

The Bank and its affiliates have access to a diverse funding base. Funds are raised using a broad range of instruments including deposits, syndications, securitizations, bonds issuance, other funding sources and share capital. This enhances funding flexibility, limits dependence on any one source of funds and generally lowers the cost of funds. The Bank strives to maintain a balance between continuity of funding and flexibility through the use of liabilities with a range of maturities. Liquidity risk is continuously assessed through identifying and monitoring changes in funding required for meeting business goals and targets set in terms of the overall strategy. In addition, a portfolio of liquid assets is held as a part of the Bank's liquidity risk management strategy.

24 Financial risk management disclosures (continued)

Exposure to liquidity risk

The calculation method used to measure the banks compliance with the liquidity limit is set by BRSA. Currently, this calculation is performed on a bank only basis. In November 2006, BRSA issued a new communiqué on the measurement of liquidity adequacy of banks. The legislation requires the banks to meet 80% liquidity ratio of foreign currency assets/liabilities and 100% liquidity ratio of total assets/liabilities on a weekly and monthly basis effective from 1 June 2007.

The Bank's banking affiliate in Holland is subject to a similar liquidity measurement, however the Dutch Central Bank does not impose limits, rather monitors the banks' overall liquidity position to ensure there is no significant deterioration in the liquidity of banks operating in Holland.

The Bank's banking affiliate in Russia is subject to three levels of liquidity requirement since 2004; instant liquidity of minimum 15%, current liquidity of minimum 50% and long-term liqudity of maximum 120%. The affiliate complies with the local legislation.

(Currency: Thousands of New Turkish Lira (YTL))

The following table provides an analysis of monetary assets and monetary liabilities of the consolidated entities into relevant maturity groupings based on the remaining periods to repayment:

	30 September 2007						*31 December 2006*					
	Up to 1 month	*1 to 3 months*	*3 to 6 months*	*6 to 12 months*	*Over 1 year*	*Total*	*Up to 1 month*	*1 to 3 months*	*3 to 6 months*	*6 to 12 months*	*Over 1 year*	*Total*
MONETARY ASSETS												
New Turkish Lira												
Cash and balances with central banks	182.898	-	-	-	-	182.898	682.602	-	-	-	-	682 602
Financial assets at fair value through profit or loss	16 156	1.790	1.594	52.434	193.485	265 459	9.568	3.071	9.106	18 247	61 613	101.605
Loans and advances to banks	460.116	78.529	1 435	6 471	389.895	936 446	177.397	63.342	1.000	-	14 611	256.350
Loans and advances to customers	7.175 057	2 465 044	644 885	1.594 440	8.430.671	20.310.097	6.553.816	2.286.275	1.127.074	1.974.548	4 272.774	16 214 487
Accrued exchange gain on derivatives	24 683	12.677	4.126	9 674	-	51.160	19 097	1.261	600	4 206	-	25.164
Other assets	770.162	715.949	260	496	7.593	1.494 460	1.343.370	368.447	-	198 328	10 232	1.920.377
Security investments	125.793	10.793	-	2.184.996	8.947.471	11.269.053	12.016	178.559	489 369	760 235	8.183.342	9.623.521
Deferred tax asset	-	-	-	-	104.301	104 301	-	-	-	-	70 075	70 075
Total New Turkish Lira monetary assets	8.754 865	3.284 782	652 300	3.848.511	18 073 416	34.613.874	8 797.866	2.900.955	1.627 149	2.955.564	12.612.647	28 894.181
Foreign currency												
Cash and balances with central banks	2.134.464	-	-	-	-	2.134 464	1.773.563	-	-	-	-	1.773.563
Financial assets at fair value through profit or loss	62.514	19.218	34.847	193.259	490.276	800.114	16 663	9 233	31.086	301.948	558.886	917.816
Loans and advances to banks	1.624 638	157.275	235 375	249 033	840.872	3.107.193	1.623 614	90 684	243 025	204 913	113.912	2.276.148
Loans and advances to customers	830 082	2.371.536	1.545.723	2.452.337	10 240 017	17.439.695	1.026 537	2.190.106	1.241.561	1.930.100	7.959.702	14 348 006
Accrued exchange gain on derivatives	21.427	5 889	14.355	9 776	455	51.902	6.563	6 542	17 041	3.483	1.128	34.757
Other assets	1.988.797	5.393	0	3.873	23.780	2.021.843	1.773.047	44 838	4 011	5 388	31 074	1.858.358
Security investments	100.359	370.918	529 777	171.854	3.655 623	4 828.531	32 185	545.637	90 897	506 588	4.168.763	5.344.070
Deferred tax asset	-	-	-	-	-	-	-	-	-	-	20	20
Total foreign currency monetary assets	6 762 281	2.930 229	2.360 077	3.080.132	15.251.023	30 383 742	6 252.172	2.887.040	1 627 621	2.952.420	12 833 485	26 552.738
Total Monetary Assets	15.517.146	6 215 011	3 012 377	6 928 643	33.324 439	64.997.616	15 050 038	5.787.995	3 254 770	5.907.984	25 446.132	55.446.919
MONETARY LIABILITIES												
New Turkish Lira												
Deposits	15.629.538	1.262 689	142 864	118.553	153.171	17.306 815	13.214 031	981.132	77 848	49 084	4 607	14 326.702
Obligations under repurchase agreements	4 421.693	147 438	-	202 536	556 414	5 328 081	2 776 498	700 591	-	54.022	779 578	4.310.689
Loans and advances from banks	424.235	52 666	80 811	78 046	738 548	1 374 306	464 650	24 470	55 059	405 934	-	950 113
Bonds payable	-	-	-	-	-	-	-	-	-	-	-	-
Accrued exchange loss on derivatives	38 735	53.433	92 597	78 809	148.519	412 093	228 213	4 484	2 405	5 194	6.743	247.039
Other liabilities and accrued expenses	1.650 252	2 298	716 024	110.090	336 810	2 815.474	1 359 130	258	469 055	198 636	269 229	2.296 308
Total New Turkish Lira monetary liabilities	22.164 453	1.518.524	1.032.296	588.034	1.933 462	27.236 769	18 042.522	1.710.935	604 367	712 870	1 060 157	22.130.851
Foreign currency												
Deposits	17.588 023	2.066 480	789 390	606.727	285.722	21.336.342	16 407.279	2 004.577	370 304	529 877	229.548	19.541.585
Obligations under repurchase agreements	355 620	334 321	157.047	215.665	52 234	1.114 887	170.492	282.841	90 694	130.779	310 047	984 853
Loans and advances from banks	80 087	342.541	450 672	2 632.708	6.138.315	9 644 323	147.413	328 440	1.613.535	851 479	5.758.790	8.699.657
Bonds payable	-	-	-	-	51.471	51.471	-	-	-	-	55.155	55.155
Accrued exchange loss on derivatives	35 229	14.497	3.401	7.920	305	61.352	5.292	5 958	777	384	95	12.506
Other liabilities and accrued expenses	164 565	89.688	58 699	0	9.244	322 196	136 976	82 543	178 350	144.022	7.328	549.219
Total foreign currency monetary liabilities	18 223.524	2 847.527	1.459.209	3.463.020	6.537.291	32.530 571	16 867.452	2.704 359	2 253.660	1.656.541	6 360.963	29 842.975
Total Monetary Liabilities	40.387.977	4.366 051	2 491.505	4 051.054	8 470 753	59.767.340	34.909.974	4 415.294	2 858 027	2.369 411	7 421 120	51.973 826

24 Financial risk management disclosures (continued)

Market risk

Interest rate risk: The Bank and its affiliates' operations are subject to the risk of interest rate fluctuations to the extent that interest-earning assets (including investments) and interest-bearing liabilities mature or reprice at different times or in differing amounts. In the case of floating rate assets and liabilities the Bank and its affiliates are also exposed to basis risk, which is the difference in repricing characteristics of the various floating rate indices, such as the deposit rate and nine months libor and different types of interest. Treasury activities are aimed at optimizing net interest income, given market interest rate levels consistent with the Bank's business strategies.

Asset-liability risk management activities are conducted in the context of the Bank's sensitivity to interest rate changes. In general, as common in current economic environment, the consolidated financial statements are liability sensitive because its interest-earning assets have a longer duration and reprice slightly less frequently than interest-bearing liabilities. This means that in rising interest rate environments, margins earned will narrow as liabilities reprice. However, the actual effect will depend on a number of factors, including the extent to which repayments are made earlier or later than the contracted dates and variations in interest rate sensitivity within repricing periods and among currencies.

Interest rate derivatives are primarily used to bridge the mismatch in the repricing of assets and liabilities. This is done in accordance with the guidelines established by the Bank's asset-liability management committee.

Some assets have indefinite maturities or interest rate sensitivities and are not readily matched with specific liabilities. Those assets are funded through liability pools based on the assets' estimated maturities and repricing characteristics.

Part of the Bank's return on financial instruments is obtained from controlled mismatching of the dates on which interest receivable on assets and interest payable on liabilities are next reset to market rates or, if earlier, the dates on which the instruments mature.

(Currency: Thousands of New Turkish Lira (YTL))

The following table provides an analysis of interest rate sensivity of monetary assets and monetary liabilities of the consolidated entities into relevant maturity groupings:

	30 September 2007						
	Up to 1 month	*1 to 3 months*	*3 to 6 months*	*6 to 12 months*	*Over 1 year*	*Non-Interest Bearing*	*Total*
MONETARY ASSETS							
Cash and balances with central banks	426.129	-	-	-	-	1.891.233	2.317.362
Financial assets at fair value through profit or loss	120.020	9.278	45.883	186.798	499.174	204.420	1.065.573
Loans and advances to banks	1.841.664	230.672	717.796	854.014	98.237	301.256	4.043.639
Loans and advances to customers	8.926.171	7.999.013	3 691.440	3.777.619	12.811.006	544.543	37.749.792
Other assets	2.443.561	209.365	260	4.369	31.371	930.439	3.619.365
Security investments	1.086.963	572.220	7.171.508	1.433.060	5.266.336	567.497	16.097.584
Deferred tax asset	-	-	-	-	-	104.301	104.301
Total Monetary Assets	14.844.508	9.020.548	11.626.887	6.255.860	18.706.124	4.543.689	64.997.616
MONETARY LIABILITIES							
Deposits	25.719.007	3.309.221	912.640	705.584	409.589	7.587.116	38.643.157
Obligations under repurchase agreements	4.668.382	543.796	501.197	613.408	50.557	65.628	6.442.968
Loans and advances from banks	5.606.867	1.521.757	1.491.551	1.768.715	489.606	140.133	11.018.629
Bonds payable	-	51.444	-	-	-	27	51.471
Other liabilities and accrued expenses	-	-	-	-	-	3.611.115	3.611.115
Total Monetary Liabilities	35.994.256	5.426.218	2.905.388	3.087.707	949.752	11.404.019	59.767.340

	31 December 2006						
	Up to 1 month	*1 to 3 months*	*3 to 6 months*	*6 to 12 months*	*Over 1 year*	*Non-Interest Bearing*	*Total*
MONETARY ASSETS							
Cash and balances with central banks	601.674	-	-	-	-	1.854.491	2.456.165
Financial assets at fair value through profit or loss	43.601	103.723	78.330	299.716	461.188	32.863	1.019.421
Loans and advances to banks	1.639.178	153.744	242.883	204.074	99.531	193.088	2.532.498
Loans and advances to customers	8.632.167	5.906.829	2.844.049	5.786.039	6.912.189	481.220	30.562.493
Other assets	3.095.349	-	3.903	203.501	40.998	494.905	3.838.656
Security investments	2.158.360	5.893.335	1.323.318	796.353	3.965.162	831.063	14.967.591
Deferred tax asset	-	-	-	-	-	70.095	70.095
Total Monetary Assets	16.170.329	12.057.631	4.492.483	7.289.683	11.479.068	3.957.725	55.446.919
MONETARY LIABILITIES							
Deposits	22.809.845	2.964.029	444.229	583.101	193.270	6.873.813	33.868.287
Obligations under repurchase agreements	3.702.102	213.505	105.881	179.078	1.019.441	75.535	5.295.542
Loans and advances from banks	3.844.373	1.545.523	2.382.536	1.211.403	557.499	108.436	9.649.770
Bonds payable	-	-	-	-	55.131	24	55.155
Other liabilities and accrued expenses	-	-	-	-	-	3.105.072	3.105.072
Total Monetary Liabilities	30.356.320	4.723.057	2.932.646	1.973.582	1.825.341	10.162.880	51.973.826

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

The following table indicates the effective interest rates by major currencies for the major balance sheet components for the nine-month of 2007 and the year 2006:

	30 September 2007			
	US$ %	*EUR* %	*YTL* %	*Other Currencies* %
Assets				
Loans and advances to banks	5.00-6.40	4.00-4.06	18.65-23.13	1.25-9.75
Debt and other fixed or floating income instruments	4.43-7.95	4.50-6.02	18.12-20.78	5.50-10.75
Loans and advances to customers	5.00-14.71	4.00-10.71	15.91-33.35	2.28-16.00
Liabilities				
Deposits:				
- Foreign currency deposits	1.00-6.50	1.25-5.00		0.50-9.25
- Bank deposits	5.12-6.70	3.95-6.41	14.00-18.01	5.75-10.00
- Saving deposits	-	-	19.00-19.52	-
- Commercial deposits	-	-	19.00-19.87	-
- Public and other deposits	-	-	19.51	-
Obligations under repurchase agreements	1.00-5.48	-	14.00-16.63	-
Loans and advances from banks	5.00-8.95	5.26-5.59	13.00-18.62	1.76

	31 December 2006			
	US$ %	*EUR* %	*YTL* %	*Other Currencies* %
Assets				
Loans and advances to banks	3.25-8.00	2.75-4.75	17.34-21.50	5.00-9.20
Debt and other fixed or floating income instruments	7.95-9.25	6.39-6.50	20.00-23.06	4.00-13.36
Loans and advances to customers	7.00-14.33	5.73-9.93	14.00-25.16	8.00-13.00
Liabilities				
Deposits:				
- Foreign currency deposits	4.85-6.75	2.25-5.00	-	0.50-9.00
- Bank deposits	5.25-7.35	3.33-5.67	15.00-18.56	2.00-6.25
- Saving deposits	-	-	19.00-19.84	-
- Commercial deposits	-	-	18.13-21.03	-
- Public and other deposits	-	-	20.08	-
Obligations under repurchase agreements	5.26-5.45	3.33	14.20-17.14	-
Loans and advances from banks	5.50-6.70	3.97-4.41	14.69-19.83	-

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

The market risk arising from trading transactions is calculated via Value at Risk (VaR). In addition to this, the stress tests and scenario analysis are performed. The balance sheet interest rate risk is monitored with methods such as static duration, gap and sensitivity analysis.

Internal limits are set as well as legal limits in order to restrict market risk; value at risk limits for trading portfolio, position limits set for trading desks, single transaction limits set for traders and stop-loss limits. Approval, update, monitoring, override and warning procedures of these limits are put into practice and changed with the approval of the Board of Directors.

The consolidated value at market risks as of 30 September 2007 and 31 December 2006 calculated as per the statutory consolidated financial statements prepared for BRSA reporting purposes within the scope of "Regulation on Measurement and Assesment of Capital Adequacy Ratios of Banks" published in Official Gazette no.26333 dated 1 November 2006, are as follows:

	30 September 2007			*31 December 2006*		
	Average	*Highest*	*Lowest*	*Average*	*Highest*	*Lowest*
Interest rates risk	1,522,808	1,708,025	1,218,229	2,244,681	2,849,322	1,218,229
Common share risk	4,502	15,042	25	76,394	139,174	25
Currency risk	118,283	221,950	44,248	226,729	276,194	183,784
Option risk	238,898	323,780	117,662	67,209	182,025	8,191
Total value at risk	1,884,491	2,268,797	1,380,164	2,615,013	3,446,715	1,410,229

Exposure to interest rate risk – non-trading portfolios

The balance sheet management is performed by the Assets and Liabilities Management Department in line with the main strategies determined by the Assets and Liabilities Committee (ALCO). Hedging transactions for the Bank's balance sheet are carried out upon the decisions of ALCO.

ALCO can determine limits to balance sheet transactions if considered necessary.

The balance sheet interest rate risk is monitored with methods such as static duration gap and sensitivity analyses based on all interest rate sensitive assets and liabilities. The scenarios include a 100 basis point parallel fall or rise in all yield curves. Currently as such sensivity analysis are performed only on a bank-only basis for the statutory financial statements of the Bank, they are not considered to be representative for the accompanying consolidated financial statements, and accordingly not included in this report.

Currency risk

The Bank and its affiliates are exposed to currency risk through transactions in foreign currencies and through its investment in foreign operations.

The Bank and its affiliates' main foreign operations are in Holland and Moscow. The measurement currencies of its operations are Euro and US Dollars. As the currency in which the Bank presents its consolidated financial statements is YTL, the consolidated financial statements are affected by currency exchange rate fluctuations against YTL.

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

The Bank finances a significant proportion of its net investment in foreign operations with borrowings in the same currencies as the relevant measurement currencies to mitigate its currency risk. Currency swaps are also used to match the currency of some of its other borrowings to the measurement currencies involved.

The Bank and its affiliates' transactional exposures give rise to foreign currency gains and losses that are recognized in the income statement. These exposures comprise the monetary assets and monetary liabilities that are not denominated in the measurement currency of the Bank involved, excluding borrowings treated as hedges of net investments in foreign operations. These exposures are as follows:

	30 September 2007			
	US$	EUR	Other Currencies	Total
Assets				
Cash and balances with central banks	59,646	2,009,769	65,049	2,134,464
Financial assets at fair value through profit or loss	639,821	93,072	67,221	800,114
Loans and advances to banks	2,266,888	686,485	153,820	3,107,193
Loans and advances to customers	10,306,039	6,616,784	504,429	17,427,252
Other assets	121,056	1,981,370	9,784	2,112,210
Security investments	4,537,333	225,257	65,941	4,828,531
Investments in equity participations	-	546	-	546
Tangible assets	644	65,292	2,320	68,256
Deferred tax asset	-	-	-	-
Total Assets	17,931,427	11,678,575	868,564	30,478,566
Liabilities				
Deposits	12,502,812	7,941,823	891,707	21,336,342
Obligations under repurchase agreements	1,052,696	62,191	-	1,114,887
Loans and advances from banks	7,379,419	2,262,710	2,194	9,644,323
Current and deferred tax liability	-	2,340	21	2,361
Bonds payable	-	51,471	-	51,471
Other liabilities and accrued expenses	174,571	191,356	15,260	381,187
Total Liabilities	21,109,498	10,511,891	909,182	32,530,571
Net On Balance Sheet Position	(3,178,071)	1,166,684	(40,618)	(2,052,005)
Net Off Balance Sheet Position	3,058,490	(1,200,862)	278,727	2,136,355
Net Long/(Short) Position	(119,581)	(34,178)	238,109	84,350

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

	31 December 2006			
	US$	*EUR*	*Other Currencies*	*Total*
Total Assets	*15,944,543*	*10,178,816*	*515,083*	*26,638,442*
Total Liabilities	*19,351,296*	*9,711,036*	*780,643*	*29,842,975*
Net On Balance Sheet Position	*(3,406,753)*	*467,780*	*(265,560)*	*(3,204,533)*
Net Off Balance Sheet Position	*3,382,774*	*(384,901)*	*394,369*	*3,392,242*
Net Long/(Short) Position	*(23,979)*	*82,879*	*128,809*	*187,709*

For the purposes of the evaluation of the table above, the figures represent the YTL equivalent of the related hard currencies.

Approximately 104% (31 December 2006: 106%) of the amounts shown in the table above, at 30 September 2007 are economically hedged by currency swaps, forward contracts and other derivatives entered into to manage these currency exposures. In respect of monetary assets and liabilities in foreign currencies that are not economically hedged, the Bank and its affiliates ensure that their net exposures are kept to an acceptable level by buying and selling foreign currencies at spot rates when considered appropriate.

The net amount of Russian Rubles denominated assets and liabilities as included in the above table at their YTL equivalents, is a net asset of YTL 119,785 thousands at 30 September 2007 (31 December 2006: YTL 104,072 thousands).

Credit risk

The Bank and its affiliates are subject to credit risk through its trading, lending, hedging and investing activities and in cases where they act as intermediaries on behalf of customers or other third parties or issues guarantees.

Credit risk associated with trading and investing activities is managed through the Bank's market risk management process.

The risk that counterparties to both derivative and other instruments might default on their obligations is monitored on an ongoing basis. To manage the level of credit risk, the Bank and its affiliates deal with counterparties of good credit standing, enter into master netting agreements whenever possible, and when appropriate, obtain collateral.

The Bank and its affiliates' primary exposures to credit risk arise through its loans and advances. The amount of credit exposure in this regard is represented by the carrying amounts of the assets on the balance sheet. The Bank and its affiliates are exposed to credit risk on various other financial assets, including derivative instruments used for hedging and debt investments. The current credit exposure in respect of these instruments is equal to the carrying amount of these assets in the balance sheet. In addition, the Bank and its affiliates are exposed to off balance sheet credit risk through guarantees issued (Note 23).

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

Exposure to credit risk

	Loans and advances to customers	
	30 September 2007	*31 December 2006*
Individually impaired	827,526	657,722
Allowance for impairment	(575,584)	(509,846)
Carrying amount	251,942	147,876
Collectively impaired	-	-
Allowance for impairment	(146,930)	(85,178)
Carrying amount	(146,930)	(85,178)
Past due but not impaired	-	-
Carrying amount	-	-
Neither past due nor impaired	37,652,109	30,449,753
Loans with renegotiated terms	97,683	112,740
Carrying amount	37,749,792	30,562,493
Total carrying amount	37,854,804	30,625,191

As of 30 September 2007 or 31 December 2006, the Bank has no allowance for loans and advances to banks. The allowance details for security investments are explained in Note 10.

Impaired loans

Impaired loans are loans for which the Bank determines that it is probable that it will be unable to collect all principal and interest due according to the contractual terms of the loan agreement due to lack of assets, high debtness ratio, insufficient working capital and/or equity of the customer.

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

Sectoral and geographical concentration of impaired loans

The Bank and its affiliates monitor concentrations of credit risk by sector and by geographic location. An analysis of concentrations of non-performing loans and lease receivables is shown below:

	30 September 2007	*31 December 2006*
Consumer loans	536,872	384,072
Service sector	75,055	71,354
Textile	74,971	66,646
Food	20,594	14,023
Construction	19,551	15,494
Durable consumption	11,804	9,904
Metal and metal products	10,773	9,311
Agriculture and stockbreeding	8,266	5,484
Financial institutions	7,769	7,961
Others	61,871	73,473
Total non-performing loans and lease receivables	827,526	657,722

	30 September 2007	*31 December 2006*
Turkey	822,170	650,753
Holland	2,326	3,545
Germany	1,290	1,424
Others	1,740	2,000
Total non-performing loans and lease receivables	827,526	657,722

Past due but not impaired loans

Loans where contractual interest or principal payments are past due but the Bank believes that impairment is not appropriate on the basis of the level of collateral available and the customer's current activities, assets and financial position.

Allowances for impairment

The Bank establishes an allowance for impairment losses that represents its estimate of incurred losses in its loan portfolio. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a portfolio-basis loan loss allowance established for groups of homogeneous assets in respect of losses that have been incurred but have not been identified on loans subject to individual assessment for impairment.

Write-off policy

The Bank writes off a receivable balance (and any related allowances for impairment losses) when it is determined that the receivable is uncollectible based on the evidence of insolvency issued by the Court.

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

Collateral policy

The Bank's policy is to require suitable collateral to be provided by certain customers prior to the disbursement of approved loans. The Bank and its affiliates currently hold collateral against loans and advances to customers in the form of mortgage interests over property, other registered securities over assets and guarantees. Collateral generally is not held over loans and advances to banks, except when securities are held as part of reverse repurchase and securities borrowing activity. Collateral usually is not held against investment securities, and no such collateral was held at 30 September 2007 or 31 December 2006.

Approximately 75% of the outstanding performing loans is collateralized. Guarantees and letters of credit are also subject to strict credit assessments before being provided. The agreements specify monetary limits to the Bank and its affiliates' obligations. The extent of collateral held for performing guarantees and letters of credit is approximately 79%.

The breakdown of performing cash and non-cash loans and advances to customers by type of collateral is as follows:

	30 September 2007	*31 December 2006*
Cash loans		
Secured loans:	27,889,906	21,811,384
Secured by cash collateral	1,174,713	1,094,525
Secured by mortgages	7,161,824	5,195,898
Secured by government institutions or government securities	1,215,002	1,190,992
Guarantees issued by financial institutions	44,081	261,358
Other collateral (pledge on assets, corporate and personal guarantees, promissory notes)	18,294,286	14,068,611
Unsecured loans	9,315,343	8,269,890
Total performing loans and financial lease receivables	37,205,249	30,081,274
Non-cash loans		
Secured loans:	9,573,684	7,925,065
Secured by cash collateral	481,376	316,893
Secured by mortgages	101,560	126,022
Guarantees issued by financial institutions	7,032	26,157
Other collateral (pledge on assets, corporate and personal guarantees, promissory notes)	8,983,716	7,455,993
Unsecured loans	2,572,784	2,122,311
Total non-cash loans	12,146,468	10,047,376

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

An estimate of the fair value of collateral held against non-performing loans and receivables is as follows:

	30 September 2007	*31 December 2006*
Surety	193,217	131,565
Mortgages	120,771	104,258
Promissory notes	52,655	23,389
Pledge assets	47,922	23,855
Cash collateral	66	494
Unsecured	412,895	374,161
	827,526	657,722

The amounts reflected in the tables above represent the maximum accounting loss that would be recognized at the balance sheet date if counterparties failed completely to perform as contracted and any collateral or security proved to be of no value. The amounts, therefore, greatly exceed expected losses, which are included in the allowance for uncollectibility.

Operational risks

Operational risk expresses the probability of loss that may arise from the overlook of faults and inconsistency with the established rules due to the deficiencies in the Bank and its affiliates' internal controls, manner of the management and the personnel that are not in coherence with time and conditions, deficiencies in the bank management, faults and problems in information technology systems and disasters such as earthquake, fire, flood or terror attacks.

The operational risk items in the Bank are determined in accordance with the definition of operational risk by considering the whole processes, products and departments. The control areas are set for operational risks within the Bank and all operational risks are followed by assigning the risks to these control areas. In this context, appropriate monitoring methodology is developed for each control area that covers all operational risks and control frequencies are determined.

Currently, the value at operational risk is calculated according to the basic indicator approach as per the Article 14 of "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks".

The annual gross income is defined as net interest income plus net non-interest income at year end. This is increased by provisions, operating expenses including fees paid to outsourcing service providers, reduced by realised gains/losses from the sale of securities available-for-sale and held-to-maturity and extraordinary income and income derived from insurance claims. The result is added to risk weighted assets in the capital adequacy calculation.

(Currency: Thousands of New Turkish Lira (YTL))

24 **Financial risk management disclosures** (continued)

Capital management – regulatory capital

BRSA sets and monitors capital requirements for the Bank as a whole. The parent company and individual banking operations are directly supervised by their local regulators. In implementing current capital requirements BRSA requires the banks to maintain a prescribed ratio of minimum 8% of total capital to total risk-weighted assets. The Bank and its affiliates' consolidated regulatory capital is analysed into two tiers:

- Tier 1 capital, which includes paid-in capital, share premium, legal reserves, retained earnings, translation reserve and minority interest after deductions for goodwill and certain cost items.
- Tier 2 capital, which includes qualifying subordinated liabilities, general impairment allowances and the element of the fair value reserve relating to unrealised gains on securities classified as available-for-sale.

Banking operations are categorised as either trading book or banking book, and risk-weighted assets are determined according to specified requirements that seek to reflect the varying levels of risk attached to assets and off-balance sheet exposures.

The Bank's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The impact of the level of capital on shareholders' return is also recognised and the Bank recognises the need to maintain a balance between the higher returns that might be possible with greater gearing and the advantages and security afforded by a sound capital position. There have been no material changes in the Bank's management of capital during the period.

The Bank and its individually regulated operations have complied with externally imposed capital requirements throughout the period.

The Bank's and its affiliates regulatory capital position on a consolidated basis at 30 September 2007 and 31 December 2006 was as follows:

	30 September 2007	*31 December 2006*
Tier 1 capital	6,538,397	4,711,033
Tier 2 capital	1,029,265	339,636
Deductions from capital	(393,496)	(321,535)
Total regulatory capital	7,174,166	4,729,134
Risk-weighted assets and value at market risk	51,965,276 (*)	36,874,284
Capital ratios (%)		
Total regulatory capital expressed as a percentage of total risk-weighted assets and value at market risk	13.81	12.83
Total tier 1 capital expressed as a percentage of risk-weighted assets and value at market risk	12.58	12.78

(*) *including operational risk*

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

The factoring payables amounting YTL 178,561 thousands are netted with the same amount of factoring receivables as of 31 December 2006. As a result of this netting the capital adequacy ratio increased from 12.76% to 12.83%.

24.4 Hedging

Due to the Bank and its affiliates' overall interest rate risk position and funding structure, its risk management policies require that it should minimize its exposure to changes in foreign currency rates and manage interest rate, credit risk and market price risk exposure within certain guidelines. Derivative financial instruments are used to manage the potential earnings impact of interest rate and foreign currency movements. Several types of derivative financial instrument are used for this purpose, including interest rate swaps and currency swaps, options, financial futures, forward contracts and other derivatives. The purpose of the hedging activities is to protect the Bank and its affiliates from the risk that the net cash inflows will be adversely affected by changes in interest or exchange rates, credit ratings or market prices. The Bank and its affiliates enter into transactions to ensure that it is economically hedged in accordance with risk management policies. In the accompanying consolidated financial statements, hedge accounting is applied for the cases where hedge accounting relationship is evidenced.

In September 2007, the Bank has entered into two interest rate swap transactions in order to hedge its certain cash flow exposures primarily on floating rate assets, through converting its floating rate receivables into fixed rate receivables. The following table includes certain characteristics of these swap transactions:

Notional amount	*Fixed collection rate (%)*	*Floating collection rate (%)*	*Fixed collection frequency*	*Maturity*
US$ 100 millions	7.525	6 month libor + 2.80	Semi annual	2011
US$ 50 millions	7.335	6month libor + 2.61	Semi annual	2011

In May 2007, the Bank has entered into two interest rate swap transactions in order to hedge its certain cash flow exposures primarily on fixed rate liabilities, through converting its fixed rate payments into floating rate payments. The following table includes certain characteristics of these swap transactions:

Notional amount	*Fixed payer rate (%)*	*Floating Payer Rate (%)*	*Fixed payment frequency*	*Maturity*
US$ 250 millions	6.95	6 month libor + 1.64	Semi annual	2012
US$ 250 millions	6.95	6 month libor + 1.64	Semi annual	2012

In 2004, the Bank has entered into an interest rate swap transaction in order to hedge its certain cash flow exposures primarily on floating rate liabilities, through converting its floating rate payments into fixed rate payments. The following table includes certain characteristics of this swap transaction:

Notional amount	*Fixed payer rate (%)*	*Floating payer rate (%)*	*Fixed payment frequency*	*Maturity*
US$ 131.3 millions	5.445	3 month libor + 1.75	Quarterly	2009

(Currency: Thousands of New Turkish Lira (YTL))

25 Affiliates and associates

The table below sets out the Affiliates and shows their shareholding structure as at 30 September 2007:

Affiliates	*Shareholding Interest (%)*
Garanti Bank International NV	100.00
Garanti Bank Moscow	100.00
Garanti Portföy Yönetimi AŞ	100.00
Garanti Yatırım Menkul Kıymetler AŞ	100.00
Garanti Financial Services plc.	100.00
Garanti Fund Management Co. Ltd.	100.00
Garanti Bilişim Teknolojisi	100.00
Galata Araştırma Yayıncılık Tanıtım ve Bilişim Teknoloji Hizmetleri AŞ	100.00
Garanti Finansal Kiralama AŞ	98.94
Garanti Emeklilik ve Hayat AŞ	84.91
Garanti Faktoring Hizmetleri AŞ	81.84
Eureko Sigorta AŞ	20.00
Garanti Diversified Payment Rights Finance Company	- *(a)*

(a) Garanti Diversified Payment Rights Finance Company is a special purpose entity established for the Bank's securitization transactions explained in Note 17. The Bank or any of its affiliates does not have any shareholding interest in this company.

As per the agreement signed with Eureko BV on 21 June 2007, the Bank sold its 80% share in Garanti Sigorta AŞ and its 15% share in Garanti Emeklilik ve Hayat AŞ to this company. Upon this sale, a gain of YTL 703,803 thousands is recognized in the accompanying consolidated financial statements as of 30 September 2007. As part of the sale transactions mentioned above, the Bank has a sale option on the remaining shares of Garanti Sigorta AŞ and Eureko BV has purchase and sale options on the shares of Garanti Emeklilik ve Hayat AŞ. Subsequent to these sales, at 1 October 2007 the legal name of Garanti Sigorta AŞ has been changed as Eureko Sigorta AŞ.

As per the Agreement signed with GE on 24 August 2005 for the sale of 53,550,000,000 shares representing 25.5% of the Bank issued share capital, the Bank sold some of its consolidated affiliates to Doğuş Holding AŞ in December 2005. These affiliates were Voyager Mediterranean Turizm End. ve Tic. AŞ (77.00%), Sititur Turizm taşımacılık Org. AŞ (99.95%), Lasaş Lastik San. ve Tic. (99.99%), Doğuş Hava Taşımacılığı AŞ (100.00%), Şahintur Şahinler Otelcilik Turizm Yatırım İşletmeleri AŞ (100.00%) and Doğuş Turizm Sağlık Yat. İşlt. Tic. AŞ (100.00%). Subsequent to the year end 2005, the Bank further sold certain equity participations to Doğuş Holding AŞ, that were categorized as the second group as per this Agreement, namely Garanti Turizm Yatırım ve İşletmeleri AŞ and Doc Finance SA with a total book value of YTL 31,556 thousands on 17 April 2006.

Early in December 2006, the Bank sold its 50.98% participation in Garanti Gayrimenkul Yatırım Ortaklığı AŞ, a consolidated affiliate to Doğuş Holding A.Ş. and GE Capital Corporation.

Garanti Fund Management Co. Ltd. (100.00%) is under liquidation as of the reporting date. The liquidation procedures are expected to complete in 2007.

(Currency: Thousands of New Turkish Lira (YTL))

26 Net fee and commission income

	Nine-month period ended 30 September 2007	*Three-month period ended 30 September 2007*	*Nine-month period ended 30 September 2006*	*Three-month period ended 30 September 2006*
Fee and commission income:				
Credit cards fees	686,847	246,536	500,127	179,640
Retail banking	220,394	90,199	180,696	61,776
Commercial banking	118,195	40,511	96,761	33,490
SME banking	118,028	47,543	95,507	35,538
Corporate banking	93,204	26,348	89,478	27,933
Others	125,345	29,394	119,622	46,462
Total fee and commission income	1,362,013	480,531	1,082,191	384,839
Fee and commission expense:				
Credit cards fees	278,613	115,446	187,288	81,285
Retail banking	1,288	261	1,527	697
SME banking	731	148	852	389
Commercial banking	252	51	274	125
Others	62,692	11,075	64,680	21,190
Total fee and commission income	343,576	126,981	254,621	103,686
Net fee and commission income	1,018,437	353,550	827,570	281,153

27 Other expenses

	Nine-month period ended 30 September 2007	*Three-month period ended 30 September 2007*	*Nine-month period ended 30 September 2006*	*Three-month period ended 30 September 2006*
Bonus promotion expenses	117,063	61,757	78,711	27,796
Advertising expenses	75,457	23,098	65,340	18,379
Foreign exchange loss, net	52,724	46,440	86,485	10,713
EDP expenses	47,940	15,369	52,881	22,733
Taxes and duties other than on income	44,793	18,957	45,003	13,654
Saving deposits insurance fund	36,028	12,727	30,923	11,665
Utility expenses	22,420	8,038	19,991	7,344
Research and development expenses	18,319	10,453	7,743	2,804
Repair and maintenance expenses	15,714	5,512	9,552	3,588
Other operating expenses	185,764	46,120	129,291	46,312
	616,222	248,471	525,920	164,988

28 Use of estimates and judgements

Management discussed with the Audit Committee the development, selection and disclosure of the Bank's critical accounting policies and estimates, and the application of these policies and estimates. These disclosures supplement the commentary on financial risk management (see Note 24).

28 Use of estimates and judgements (continued)

Key sources of estimation uncertainty

Allowances for credit losses

Assets accounted for at amortized cost are evaluated for impairment on a basis described in accounting policy Note 7.

The specific counterparty component of the total allowances for impairment applies to claims evaluated individually for impairment and is based upon management's best estimate of the present value of the cash flows that are expected to be received. In estimating these cash flows, management makes judgement about a counterparty's financial situation and the net realisable value of any underlying collateral. Each impaired asset is assessed on its merits, and the workout strategy and estimate of cash flows considered recoverable are independently approved by the credit risk function.

Portfolio-basis assessed impairment allowances cover credit losses inherent in portfolios of claims with similar economic characteristics when there is objective evidence to suggest that they contain impaired claims, but the individual impaired items cannot yet be identified. A component of portfolio-basis assessed allowances is for country risks. In assessing the need for collective loan loss allowances, management considers factors such as credit quality, portfolio size, concentrations, and economic factors. In order to estimate the required allowance, assumptions are made to define the way inherent losses are modelled and to determine the required input parameters, based on historical experience and current economic conditions. The accuracy of the allowances depends on how well these estimate future cash flows for specific counterparty allowances and the model assumptions and parameters used in determining collective allowances.

Determining fair values

The determination of fair value for financial assets and liabilities for which there is no observable market price requires the use of valuation techniques as described in significant accounting policies and Note 22. For financial instruments that trade infrequently and have little price transparency, fair value is less objective, and requires varying degrees of judgement depending on liquidity, concentration, uncertainty of market factors, pricing assumptions and other risks affecting the specific instrument.

Critical accounting judgements in applying the Bank's accounting policies

Critical accounting judgements made in applying the Bank's accounting policies include:

Financial asset and liability classification

The Bank's accounting policies provide scope for assets and liabilities to be designated on inception into different accounting categories in certain circumstances:

- In classifying financial assets or liabilities as "trading", the Bank has determined that it meets the description of trading assets and liabilities set out in accounting policy *(i) Financial instruments*.
- In designating financial assets or liabilities at fair value through profit or loss, the Bank has determined that it has met one of the criteria for this designation set out in accounting policy *(i) Financial instruments*.

(Currency: Thousands of New Turkish Lira (YTL))

28 Use of estimates and judgements (continued)

- In classifying financial assets as held-to-maturity, the Bank has determined that it has both the positive intention and ability to hold the assets until their maturity date as required by accounting policy *(i) Financial instruments.*

Securitizations

In applying its policies on securitised financial assets, the Bank has considered both the degree of transfer of risks and rewards on assets transferred to another entity and the degree of control exercised by the Bank over the other entity:

- When the Bank, in substance, controls the entity to which financial assets have been transferred, the entity is included in these consolidated financial statements and the transferred assets are recognised in the Bank's consolidated balance sheet.
- When the Bank has transferred financial assets to another entity, but has not transferred substantially all of the risk and rewards relating to the transferred assets, the assets are recognised in the Bank's consolidated balance sheet.
- When the Bank transfers substantially all the risks and rewards relating to the transferred assets to an entity that it does not control, the assets have been derecognised from the Bank's consolidated balance sheet.

Details of the Bank's securitisation activities are given in Note 17.

29 Sale of majority shareholding in a consolidated affiliate

An agreement has been reached between the Bank and Eureko BV (Holland) on 21 March 2007 for the sale of 80% shares in Garanti Sigorta AŞ, and a consolidated affiliate, representing nominal shares of YTL 48,000,000 for EUR 365,000,000. The share transfer is completed on 21 June 2007. The gain on sale of this consolidated affiliate is YTL 539,556 thousands before tax. The tax expense effect of this gain amounts to YTL 29,851 thousands as per the local tax legulation.

The results of this company included in the accompanying consolidated income statement are as follows:

	30 September 2007	*30 September 2006*
Gross profit	103,908	119,579
Expenses	(66,146)	(91,819)
Income before tax	37,762	27,760
Taxation charge	(7,038)	(7,502)
Net results	30,724	20,258

(Currency: Thousands of New Turkish Lira (YTL))

29 Sale of majority shareholding in a consolidated affiliate (continued)

As at 30 September 2007, Garanti Sigorta AŞ had YTL 6,733 thousands (30 September 2006: YTL 4,449 thousands) of interest income on deposits at banks, YTL 13,765 thousands (30 September 2006: YTL 13,621 thousands) of commission and fee income, YTL 441 thousands (30 September 2006: YTL 86 thousands) of other expense and YTL 130 thousands (30 September 2006: YTL 137 thousands) of other income from intercompany transactions that were eliminated in the accompanying consolidated financial statements during consolidation process.

During the nine-month period, Garanti Sigorta AŞ contributed YTL 34,827 thousands (30 September 2006: YTL 11,831 thousands) to the Bank's net operating cash flow and paid YTL 1,053 thousands (30 September 2006: YTL 2,708 thousands) in respect of investing activities.

The effect of sale on segment results is also included in Note 1 under "insurance" segment.

The major classes of assets and liabilities of this company at the date of sale are as follows:

	30 June 2007	*31 December 2006*
Cash and balances with central banks	2	67
Loans and advances to banks	148,635	116,683
Other assets	120,866	118,869
Security investments	2,959	2,641
Investments in equity participations	5,766	5,762
Tangible assets, net	15,626	14,099
Deferred tax assets	5,532	-
Total assets	299,386	258,121
Current tax liability	4,988	2,217
Deferred tax liability	-	717
Other liabilities and accrued expenses	169,905	161,381
Total liabilities	174,893	164,315
Net asset of the company as per its balance sheet	124,493	93,806
Bank's share in net assets of the company	99,594	75,045
Goodwill associated with the company	878	878
Total net asset of the company	100,472	75,923
Proceeds from the sale	640,028	
Gain on the sale	539,556	

At the date of sale, Garanti Sigorta AŞ had YTL 106,990 thousands (31 December 2006: YTL 81,872 thousands) of loans and advances to banks, YTL 4,443 thousands (31 December 2006: YTL 5,317 thousands) of other assets and YTL 15 thousands (31 December 2006: YTL 473 thousands) of other liabilities from intercompany balances.

Subsequent to this sale, at 1 October 2007 the legal name of this company has been changed as Eureko Sigorta AŞ.

(Currency: Thousands of New Turkish Lira (YTL))

30 Significant events

- On 5 February 2007, the Bank obtained a subordinated debt of US$ 500 millions from foreign markets with an interest of 6.95% and maturity of 10 years with a repayment option for the Bank at the end of the fifth year. This debt is qualified as the secondary subordinated debt to be included in the supplementary capital by BRSA in the calculation of the Bank's capital adequacy ratio as of 5 February 2007 in compliance with the conditions set in the legislation on "Banks' Equities" issued by BRSA and published in the Official Gazette no.26333 dated 1 November 2006.

- It was decided during the board of directors meeting of the Bank held on 4 April 2007 to merge the Romania branches of Garanti Bank International NV, a fully owned subsidiary of the Bank in Holland and the following companies of GE Consumer Finance; Domenia Credit IFN, Ralfi IFN and Motoractive Leasing IFN operating in Romania. The ultimate shareholders of Motoractive Leasing IFN, the company planned to operate in Romania under the banking license after these mergers will be Türkiye Garanti Bankası AŞ, Doğuş Holding AŞ and GE Consumer Finance.

- It has been resolved in the Bank's board of directors meeting held on 11 June 2007 that:

  - the Article 38 "Voting" of the Articles of Association of the Bank will be amended to provide right of one vote for each Garanti Bank share of 1Ykr (the pertaining amendment reflects a technical adjustment, related to the transition to YTL and does not entail any change regarding the voting rights of the shares).

  - the Article 45 "Distribution of Profit" of the Articles of Association of the Bank regarding the distribution of the net profit to members of the board of directors and the personnel will be abolished and removed from the Articles of Association of the Bank; and other terms in Article 45 regarding distribution of net profit will remain without any changes.

  The applications have been filed with the BRSA and the CMB for these resolutions on 13 June 2007. Following the completion of this process, the amendments to the Articles of Association are approved at the extraordinary general assembly meeting held on 4 October 2007.

- On 5 July 2007, the Bank has reached an agreement with Deutsche Bank AG regarding the transfer of its custody services to foreign institutional investors for US$ 115 millions. Pursuant to the agreement, ongoing services provided to foreign institutional investors will continue to be provided by the Bank for the duration of the next ten months.

  US$ 115 millions (YTL 147,775 thousands) that was paid in cash by Deutsche Bank AG for the transfer of the said services up front, is recorded under other operating income.

  On the other hand, custody services provided by the Bank to local investors will continue to be provided as presently carried out and such investors will continue to receive custody services from Türkiye Garanti Bankası AŞ.

- It was decided during the board of directors meeting of the Bank held on 15 September 2007 to establish a new company named Garanti Financial Services NV in Holland for the purpose of cross border expansions and accordingly to authorize the head office to carry out the establishment procedures.

31 Subsequent event

The legal registration process of Garanti Konut Finansmanı Danışmanlık Hizmetleri AŞ, a new company established as per the decision made during the board of directors meeting of the Bank on 15 September 2007 to provide consultancy and outsourcing services to banks, housing finance and mortgage finance companies, has been completed on 3 October 2007. The Bank owns 99.99% of the company shares. ¼ of the share capital of the company amounting YTL 750 in total, is paid.

....

END